As filed with the Securities and Exchange Commission on February 3, 2023.
Registration No. 333-269115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Kenvue Inc.
(Exact name of registrant as specified in its charter)

Delaware	2844	88-1032011
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
199 Grandview Road
Skillman, NJ 08558
(908) 874-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thibaut Mongon
Kenvue Inc.
199 Grandview Road
Skillman, NJ 08558
(908) 874-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael E. Mariani Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	John B. Meade Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated February 3, 2023
Preliminary Prospectus
              Shares
Kenvue Inc.
Common Stock

This is an initial public offering of shares of the common stock of Kenvue Inc. We are offering          shares of our common stock to be sold in this offering.
Prior to this offering, there has been no public market for shares of our common stock. We estimate that the initial public offering price per share of our common stock will be between $          and $          . We intend to apply to list our shares of common stock on the New York Stock Exchange (the “NYSE”) under the symbol “KVUE”.
Upon completion of this offering, Johnson & Johnson will continue to own          % of the voting power of our shares of common stock eligible to vote in the election of our directors (or          % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE. See “Management—Controlled Company Exemption.”
Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 20 to read about factors you should consider before purchasing shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
________________
(1)See “Underwriting” for a description of compensation to be paid to the underwriters.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional          shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments.
The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about          .

Goldman Sachs & Co. LLC	J.P. Morgan

Prospectus dated          .

Realize the extraordinary power of everyday care.

kenvue

kenvue

ANTISEPTIC
LISTERINE
COOL MINT
FOR A FRESHER & CLEANER MOUTH THAN BRUSHING ALONE

TYLENOL
FOR ADULTS
Acetaminophen Pain Reliever-Fever Reducer
Extra Strength

EXTRA STRENGTH
damage remedy +
coconut miracle oil
HAIR MASK

Neutrogena
Hydro Boost
HYALURONIC ACID SERUM
17%

ZARBEE'S
Johnson's
argan oil of morocco
Aveeno
ORSL
Lubriderm
Neutrogena
ZYRTEC
NEOSTRATA
TYLENOL
Motrin IB
LISTERINE
COOL MINT
nicorette

no more tears
Johnson's
baby
shampoo
as gentle to the eyes as pure water

Through and including          (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters take no responsibility for, and cannot assure you as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.
The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, results of operations or financial condition may have changed since that date.
Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.
i

ABOUT THIS PROSPECTUS
In connection with this offering, we will enter into a series of transactions with Johnson & Johnson pursuant to which Johnson & Johnson will transfer the assets and liabilities of the Consumer Health Business (as defined below) to us. We refer to these transactions, as further described in the section of this prospectus entitled “The Separation and Distribution Transactions—The Separation,” collectively as the “Separation.” See “The Separation and Distribution Transactions—The Separation.”
In exchange for the transfer of these assets, we will, as consideration:
•issue to Johnson & Johnson shares of our common stock; and
•pay Johnson & Johnson (1) all of the net proceeds that we will receive from the sale of shares of our common stock in this offering, including any net proceeds that we will receive as a result of any exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, and (2) all of the net proceeds that we will receive from the debt financing arrangements we intend to enter into in connection with the Separation, together with any interest accrued thereon following our receipt of such proceeds, as further described in the section of this prospectus entitled “Description of Certain Indebtedness”;
provided that we will retain an amount in cash and cash equivalents equal to $           , after giving effect to this offering, the debt financing arrangements described above and the settlement or termination of certain intercompany accounts payable or accounts receivable between us and Johnson & Johnson.
Unless otherwise indicated or the context otherwise requires, (1) references in this prospectus to the “Company,” “we,” “us” and “our” refer to Kenvue Inc., a Delaware corporation, and its consolidated subsidiaries assuming the completion of the Separation, (2) references in this prospectus to the “Consumer Health Business” refer to the business that will be transferred to the Company in connection with the Separation, primarily representing the Consumer Health segment of Johnson & Johnson and (3) references in this prospectus to “Johnson & Johnson” or “Parent” refer to Johnson & Johnson, a New Jersey corporation, and its consolidated subsidiaries other than Kenvue Inc. and Kenvue Inc.’s consolidated subsidiaries.
In addition, unless the context otherwise requires, statements relating to our history in this prospectus describe the history of the Consumer Health Business of Johnson & Johnson and forward-looking statements assume the completion of all the transactions described in this prospectus, including the Separation.
Market and Industry Data
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market share, market opportunity and market size, has been obtained from third-party sources, including industry publications and other reports, internal data sources and management estimates, which we believe to be reliable and based on reasonable assumptions. Unless otherwise indicated, statements of market position are on the basis of total sales in the relevant geographic market or product category in 2021, based on our analysis of third-party data reported by various sources, including Euromonitor Beauty & Personal Care 2022ed, Euromonitor Tissue & Hygiene 2022ed, Euromonitor Consumer Health 2022ed, IQVIA, IRI, Morning Consult, Nicholas Hall, Nielsen and Numerator Consumer Insights.
Unless otherwise indicated, we have not commissioned any of the industry publications or other reports generated by third-party providers that we refer to in this prospectus. Our management estimates are derived from such third-party sources, other publicly available information, our knowledge of our industry, internal company research, surveys, information from our customers and third-party partners, trade and business organizations and other contacts in the markets in which we operate and assumptions based on this information and knowledge.
Data regarding our industry and our market position and market share within our industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate market size, market position and market share within our industry. In addition, assumptions and estimates of our and our industry’s future performance involve risks and uncertainties and are subject to change based on various factors, including those described in the section of this prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and us. See “Cautionary Note Regarding Forward-Looking Statements.”
In addition, claims described in this prospectus relating to the efficacy of our products are not subject to approval by the U.S. Food and Drug Administration (“FDA”) or comparable authorities in other jurisdictions. Certain of our products that are named in this prospectus are regulated by the FDA as drugs, cosmetics or medical devices. For additional information about the regulation of these products, see “Business—Government Regulations—Drug Products,” “Business—Government Regulations—Cosmetics” and “Business—Government Regulations—Medical Devices.”
Trademarks, Trade Names and Service Marks
The trademarks, trade names and service marks of the Company appearing in this prospectus are, as applicable, our property, licensed to us or, prior to the completion of this offering, the property of Johnson & Johnson. The name and mark, Johnson & Johnson, and other trademarks, trade names and service marks of Johnson & Johnson appearing in this prospectus are the property of Johnson & Johnson. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the “®”, “™” or “℠” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. This prospectus also contains additional trademarks, trade names and service marks belonging to other parties. We do not intend our use or display of these other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, such other parties.
Basis of Presentation
We have historically operated as part of Johnson & Johnson. The financial information included in this prospectus has been prepared from Johnson & Johnson’s historical accounting records and is derived from the consolidated financial statements of Johnson & Johnson to present the Consumer Health Business as if it had been operating on a standalone basis. The audited and unaudited historical combined financial statements (together with the notes thereto, the “combined financial statements”) reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). The combined financial statements include the assets, liabilities, net sales and expenses that management has determined are specifically or primarily identifiable to us, as well as direct and indirect costs that are attributable to our operations. Indirect costs are the costs of support functions that are provided on a centralized or geographic basis by Johnson & Johnson and its affiliates, which include facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. Indirect costs have been allocated to us for the purposes of preparing the combined financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on net sales, headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented, depending on the nature of the services received.
The financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. In addition, the financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations and cash flows may be in the future. See “Risk Factors—Risks Related to the Separation and the Distribution—We have no history of operating as a standalone public company, and our historical and pro forma financial information may not necessarily reflect the results that we would have achieved as a standalone public company or what our results may be in the future.”

We follow the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, and therefore includes additional shipping days, as was the case in fiscal year 2020, and will be the case again in fiscal year 2026. Unless otherwise indicated or the context otherwise requires, references in this prospectus to “2021,” “2020” and “2019” refer to the fiscal years ended January 2, 2022, January 3, 2021 and December 29, 2019, respectively.
Non-GAAP Financial Measures
This prospectus contains certain financial measures, including Organic growth, Adjusted gross profit, Adjusted operating income, Adjusted EBITDA and Adjusted net income, that are not required by, or prepared in accordance with, U.S. GAAP. We refer to these measures as “non-GAAP” financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Information” for our definitions of these non-GAAP measures, information about how and why we use these non-GAAP measures and a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

PROSPECTUS SUMMARY
This summary highlights information included elsewhere in this prospectus and does not contain all of the information you should consider before making an investment decision to purchase shares of our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our combined financial statements included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock.
Company Overview
We are the world’s largest pure-play consumer health company by revenue with $15.1 billion in net sales in 2021. We combine the power of science with meaningful human insights and digital-first capabilities, which we believe empowers approximately 1.2 billion people to live healthier lives every day. Our differentiated portfolio of iconic brands—including Tylenol, Neutrogena, Listerine, Johnson’s, Band-Aid, Aveeno, Zyrtec and Nicorette—is built for moments that uniquely matter to our consumers and, we believe, drives positive health outcomes around the world.
We are a global leader at the intersection of healthcare and consumer goods, with a portfolio of iconic brands, operating in some of the most attractive categories in consumer health from both a growth and profitability perspective. Our consumer health portfolio includes self care, skin care and beauty and essential personal care products, which reflect categories that we believe allow consumers across the world to realize the extraordinary power of everyday care. We hold leadership positions across a $365 billion consumer health market that we expect to grow at a compounded annual growth rate (“CAGR”) of 3% to 4% globally through 2025.
We are well positioned to capitalize on this large market opportunity through our holistic approach to delivering consumer health solutions. This approach starts with our distinctive understanding of various consumer needs, which allows us to apply our consumer insights across multiple categories and brands. These comprehensive solutions are backed by science and recommended by healthcare professionals, which further reinforces our consumers’ connections to our brands.
Our portfolio of brands is widely recognized and represents a combination of global and regional brands, many of which hold leading positions in their respective categories. Ten of our brands had over $400 million in net sales in 2021, and we currently hold five #1 brand positions across major categories globally, in addition to many #1 brand positions locally across our four regions. In 2021, our net sales were well balanced and scaled across three segments: Self Care (38%), Skin Health and Beauty (30%) and Essential Health (32%).

Our global footprint is also well balanced geographically with approximately half of our net sales generated outside North America in 2021. The breadth and scale of our portfolio allows us to dynamically capitalize on and respond to current trends impacting our categories and geographic markets. Our breadth and scale also provide us with a strong platform to broaden and enhance our portfolio in the future.
Our global scale and brand portfolio are complemented by our well-developed capabilities and accelerated through our digital-first approach, allowing us to deliver better consumer health experiences. Our marketing organization leverages our e-commerce, precision marketing and broader digital capabilities to develop unique consumer insights and further enhance the relevance of our brands. Our research and development (“R&D”) organization leverages these consumer insights and places human empathy at the heart of our product development process. We combine that perspective with deep, multi-disciplinary scientific expertise, and engagement with healthcare professionals, to drive innovative new products, solutions and experiences.
Our marketing and innovation capabilities are further complemented by our end-to-end, digitally connected supply chain ecosystem which is designed to optimize the flexibility and agility of our route-to-market. Our sourcing, manufacturing and demand planning capabilities are continuously optimized to meet evolving market dynamics. We also aim to leverage our flexible distribution network, consumer health thought leadership and data-driven customer partnerships to continue to drive joint value creation for us and our retail customers. Underpinned by our comprehensive environmental, social and governance (“ESG”) strategy, our core capabilities are supported by our commitment to building a resilient and sustainable business that creates value for all our stakeholders over the long term.
The strength of our business has created a compelling financial profile characterized by net sales growth and strong profitability. From 2019 to 2021, our net sales increased from $14.3 billion to $15.1 billion, our net income increased from $1.4 billion to $2.0 billion, our Adjusted EBITDA increased from $3.1 billion to $3.8 billion and our Adjusted net income increased from $2.1 billion to $2.7 billion. This represented a CAGR of 2.5% for net sales, 19.0% for net income, 10.8% for Adjusted EBITDA and 14.8% for Adjusted net income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Information” for information regarding our use of Adjusted EBITDA and Adjusted net income, which are non-GAAP financial measures, and for a reconciliation of each of Adjusted EBITDA and Adjusted net income to its most directly comparable financial measure calculated in accordance with U.S. GAAP.
Our Industry
We have a differentiated business profile focused exclusively on consumer health, with a portfolio that includes self care, skin care and beauty and essential personal care products. This broad portfolio allows us to provide holistic consumer health solutions to our consumers across a spectrum of need states and usage occasions, while holding leading positions across numerous large and attractive categories globally.
The $365 billion consumer health market in which we operate grew at a CAGR of 3.5% from 2018 to 2021, according to data from Euromonitor and Nicholas Hall. We believe this total addressable consumer health market will continue to grow at a CAGR of 3% to 4% globally through 2025, supported by various secular trends expected to favor our industry.
Several trends are re-shaping consumer health and contributing to sustainable long-term growth potential. Specifically, we see the following trends unfolding:
•Increasingly empowered consumers focused on their health. Consumers are increasingly adopting a holistic approach across the consumer health continuum, understanding that overall well-being is a foundational element of a balanced and longer life. Consumer preferences and expectations for consumer health products continue to evolve, with a heightened focus on preventative care and science-backed solutions. While the focus on consumer health was already on the rise before the COVID-19 pandemic, this focus has further accelerated since the start of the pandemic. We see momentum in the over-the-counter (“OTC”) category, while dermocosmetics continue to outpace the broader skin care and beauty category, shifting the paradigm of beauty towards health. We believe this trend is expected to continue and that consumers will continue to seek solutions that meet their health goals.

•Global healthcare systems embracing proactive and preventive health and wellness. As demand for healthcare rises, both developed countries and emerging markets will experience increased strain on health services and fiscal budgets. In Organization for Economic Cooperation and Development (“OECD”) countries, health spending constituted an average of 15% of all government expenditure in 2019. Effective consumer health solutions provide an alternative to help meet some of these demands. These solutions are expected to experience increasing demand and government support in the future. One example of this trend is the “Healthy China 2030” strategic plan. The plan broadly aspires to provide equitable, systematic and sustainable services for the population of China throughout their lives, most notably from a self care perspective. Worldwide, we believe that improving health literacy and education can have empowering effects on peoples’ lives. We also believe that consumer health brands can have an impact in alleviating global healthcare crises with products that can be a first line of defense against preventable ailments and other health issues, significantly reducing overall healthcare system costs.
•Traditional retailers increasing focus on health and wellness. As a result of increasing demand for consumer health products, traditional retailers have shifted their focus and allocated more shelf space to consumer health categories. According to a third-party report, 38% of consumers surveyed as of May 2021 believe offering a wide variety of OTC healthcare products is the most important factor for retailers to be considered a trusted health source. As a partner to consumers on their health journey, retailers have health and wellness at the core of their growth ambitions and have already experienced increased foot traffic in outlets with health-focused offerings. In addition, many traditional retailers have also designed their own in-house health-oriented service platforms to capitalize on this momentum. We expect this trend will accelerate in the medium term as additional traditional retailers realize the benefits of focusing on health and wellness as consumers continue to incorporate these products in their everyday lives.
•Digital ecosystems creating new opportunities and personalized solutions. The overall consumer health sector is becoming increasingly digitally oriented. Technology and data help personalize solutions through consumer insights and offer new ways to interact with consumers through a true omnichannel approach, including social media, mobile apps, telehealth, connected devices and other channels. E-commerce adoption in the consumer health sector has continued growing since the start of the COVID-19 pandemic as consumers across multiple generations are increasingly demanding omnichannel options and purchasing consumer health products through e-commerce or direct-to-consumer (“DTC”) channels.
•Premiumization reflecting shifting purchase drivers among consumers. Premiumization trends have been observed in consumer categories for decades resulting from demographic shifts and evolving consumer preferences, as well as the more recent impact of social media. The skin care category exemplifies this shift, particularly in China where it is buoyed by urbanization and e-commerce access, and in the United States as mass and premium categories increasingly converge online and offline, reflecting consumers’ willingness to invest in better health and beauty outcomes and experiences. Consumers are increasingly prioritizing the effectiveness of their products and seeking science-based solutions across all price points. We believe these trends will align with broader demand for consumer health in the future as consumers continue to pursue these benefits proactively.
•Aging population. According to the World Health Organization, the world’s population over 60 years old will nearly double between 2015 and 2050. This aging population will require significant public and private efforts to ensure that health and social systems are equipped to handle this demographic shift. More than ever before, we expect that consumer health and personal care companies will be relied upon to continue developing products that meet the needs of an aging population. We also expect that the demand for early preventative solutions, self care and anti-aging products will continue to increase as more consumers, from Baby Boomers and Generation X to Millennials and Generation Z, learn and appreciate the benefits of focusing on their health sooner.
•Growing middle-class in emerging markets. Over the next 15 years, the number of middle-class consumers globally is expected to rise significantly, particularly in Asia. We are witnessing the rise of a new middle class across multiple emerging markets, comprising households with an income level comparable to that of developed economies. According to Euromonitor, between 2019 and 2030, the number of households with annual disposable income of $45,000 to $100,000 on a purchasing power parity basis across emerging markets is expected to rise by 5% to 6% per year on average, significantly exceeding the average annual growth of 1.2% expected for the total number of households in the same period. We believe this trend will continue to drive incremental demand for consumer health and personal care products across multiple geographic markets.
Further details on the consumer health categories we operate in through each of our three business segments are summarized below:
•The Self Care subcategories in which we have products comprise a $107 billion global market as of calendar year 2021, which grew at a CAGR of 3.4% from 2018 to 2021 according to Nicholas Hall. The Nicholas Hall subcategories in which we have Self Care products include: Analgesics, Gastrointestinals, Dermatologicals, Lifestyle CHC, Cough & Cold, Allergy, Eye Care and Smoking Control. Vitamins minerals & supplements are excluded.
•The Skin Health and Beauty subcategories in which we have products comprise a $220 billion global market as of calendar year 2021, which grew at a CAGR of 3.6% from 2018 to 2021 according to Euromonitor. The Euromonitor subcategories in which we have Skin Health and Beauty products include: Conditioners and Treatments, Hair Loss Treatments, Shampoos, Medicated Shampoos, Skin Care and Adult Sun Care.
•The Essential Health subcategories in which we have products comprise a $38 billion global market as of calendar year 2021, which grew at a CAGR of 3.0% from 2018 to 2021 according to Euromonitor. The Euromonitor subcategories in which we have Essential Health products include: Baby and Child Specific Products (excluding Wipes), Mouthwash/Dental Rinses, Sanitary Protection (excluding the United States, Canada and China) and Wound Care.
Within our three business segments, we sell products that are regulated by the FDA as drugs, cosmetics or medical devices. For additional information about the regulation of these products, see “Business—Government Regulations—Drug Products,” “Business—Government Regulations—Cosmetics” and “Business—Government Regulations—Medical Devices.”
Our Competitive Strengths
We believe our business is differentiated by the following set of competitive strengths. Although we believe these competitive strengths will contribute to the growth and success of our company, our business is subject to risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. See “—Summary of Risk Factors” and “Risk Factors” for a discussion of these risks, which you should consider carefully before making an investment decision to purchase shares of our common stock.
Leading portfolio of category-defining and trusted brands
We have a world class, global portfolio of iconic and modern brands that has been built over the last 135 years and is trusted by generations of consumers. Our curated and purposeful portfolio of brands enables us to deliver holistic consumer health solutions to our consumers across multiple categories. Our brands are widely recognized and include household names such as Tylenol, Listerine, Neutrogena, Aveeno, Johnson’s and Band-Aid. At a time when consumers are increasingly health-conscious, we believe our brands empower approximately 1.2 billion people to live their healthiest lives every day. Operating across a number of categories and geographies around the globe, our comprehensive portfolio combines global and regional brands, many of which hold leading positions in our three segments. Among them, ten brands had over $400 million in net sales in 2021. We currently hold five #1 brand positions across major categories globally, in addition to many #1 brand positions locally across our four regions. In addition, in June 2022, Band-Aid was named the #1 most trusted brand in the United States across all categories by Morning Consult. Although some of our brands and products currently hold leading market positions, they nonetheless may possess a relatively small share of a highly fragmented market or may face a competing product that possesses a larger market share on a global or regional basis. While operating in competitive markets, we believe the strength of our brand recognition is a key differentiator that allows us to maintain and gain mindshare among consumers around the world.
Our top 10 brands globally by net sales in 2021 include:

Deep connection with consumers built upon trust and human empathy
Our brands are built for moments that uniquely matter, which helps create deep bonds with our consumers. Whether for the first baby bath, the first cuts and bruises, a pain or sniffle or the onset of menstruation, our iconic brands are there, introduced by people consumers love and trust. We believe these moments of vulnerability when our brands are first introduced create an emotional connection to our products and a deep association of care and well-being that fosters lifelong loyalty to our brands. Although consumer preferences and purchasing patterns are difficult to predict, we strive to meet evolving consumer values, including growing interests in sustainability and inclusivity, which further deepens consumers’ trust in and loyalty to our brands. We recognize that developing and maintaining the reputation of our brands is a critical component of our relationship with consumers, customers and other third-party partners, and the failure to maintain the value of our brands could impact our brand loyalty with these parties.
Products recommended by healthcare professionals and experts
We believe our relationships with healthcare professionals and experts and health organizations complement our ability to articulate our science-backed solutions in ways that meet the needs and preferences of our consumers. Several of our brands have a long history of recommendations by healthcare professionals and are the #1 most recommended brand by healthcare professionals in their respective categories. For example, Tylenol is the #1 doctor recommended adult pain medication in the United States, Neutrogena is the #1 dermatologist recommended OTC sunscreen and acne brand in the United States and Listerine is the #1 dentist recommended mouthwash in the United States, based on surveys conducted by third parties of select healthcare practitioners in the United States from 2020 to 2021. We also maintain several relationships with established health organizations, including the American Heart Association, the American Academy of Dermatology and the Arthritis Foundation.
Balanced and resilient business profile across categories and geographies
We have a balanced, resilient business profile with iconic brands across categories and geographic markets. In 2021, our net sales were well balanced across three segments, all focused on consumer health: Self Care (38%), Skin Health and Beauty (30%) and Essential Health (32%). Within each of these segments, our portfolio of iconic brands operates within some of the most attractive categories in the consumer health industry from both a growth and profitability perspective. This balance across categories and geographic markets has also provided resilience across economic cycles, as exemplified during the COVID-19 pandemic, where increased demand for certain of our Self Care and Essential Health products balanced the reduced demand from lost usage occasions due to lockdowns and other factors affecting our Skin Health and Beauty segment. Furthermore, our portfolio, fueled by the power of our global brands and complemented by strong regional brands that are uniquely tailored to local preferences and trends, represents a well-balanced footprint between North America and other regions. While North America is our largest geographic region, approximately half of our net sales in 2021 were generated in other regions. The breadth and scale of our portfolio allows us to both dynamically capitalize on and respond to current trends impacting our categories and geographic markets, and provides us a strong platform to broaden and develop our portfolio in the future.
Consumer-focused innovation backed by science
Product innovation is deeply rooted in our DNA and strongly manifested in our culture. Since their inception, the goal of our brands has been to make a positive and enduring impact on the daily health of our consumers through advancements in science and technology. Several of our products also have a long history of life-enhancing, first-to-market innovations, such as our Band-Aid product which was first launched in 1921 and created the adhesive bandage category. In some situations, we have driven the innovation and clinical research compendium of entire categories. For example, over the last decade, we have generated more than 90% of all industry-sponsored research on baby skin development and baby skin care globally. In addition, we are a leader in mouthwash research, with Listerine having been studied and published in hundreds of peer-reviewed publications spanning back more than a century.
By leveraging leading R&D capabilities and a team of approximately 1,500 R&D professionals, we have a multi-disciplinary and differentiated approach to innovation. We leverage our extensive capabilities and consumer insights, derived through human empathy, to develop innovative new products and solutions that meet the specific needs of our consumers while enhancing their overall standard of care. Further, this approach is supported by rigorous scientific application based on our vast clinical research capabilities and long-standing relationships with healthcare professionals and academic institutions. Our robust R&D capabilities have enabled us to launch approximately 105 new product innovations each year since 2020. In addition, product innovations launched during the preceding three-year period have accounted for approximately $1.5 billion of our net sales each year since 2020.
Digital-first mindset
Over the last several years, our digital acceleration has transformed our ability to deliver better consumer health experiences. Today, we apply a digital-first mindset to all aspects of our operations, including R&D, supply chain, go-to-market and marketing, by prioritizing digital investments across our three segments. We have also significantly shifted our capital allocation priorities, and gradually increased our investment focus, into enhancing our digital capabilities. In 2021, 66% of our marketing spend was allocated to digital investments. These investments are improving data quality and access, fostering innovation, driving e-commerce success and enabling us to manage our supply chain more effectively while enhancing our marketing and commercial capabilities. By harnessing billions of consumer data points, we create a personalized approach to health, consistent with data use and privacy requirements. Through technology-enabled solutions driven by Artificial Intelligence and data analytics, we drive scientific discovery with strategically located labs around the globe. This is further supported by data-driven customer partnerships and advanced business-to-business-to-consumer capabilities that enable us to win with customers and improve the efficiency of our marketing spend.
Operational excellence and flexibility driven by global reach, scale and a purpose-built supply chain
With a global team of more than 20,000 employees, presence in more than 165 countries and 25 in-house manufacturing facilities, we are the world’s largest pure-play consumer health company by revenue. Although as a standalone company we will no longer benefit from Johnson & Johnson’s size and scale, we believe the scale and global footprint of our operations provides significant economies of scale, negotiating power with customers and suppliers and operational efficiencies across the globe.
Although the COVID-19 pandemic and the current volatility in the cost and availability of raw materials and other inputs for our products have tested our resilience, our supply chain has responded well overall. We continue to refine our network and enhance our product resiliency through reformulation, increased dual sourcing and inventory strategies. Within this context, reliability and resiliency remain our priority as we build a fit-for-purpose supply chain that ensures we deliver our products to our consumers and customers whenever and wherever they need them.
Our supply chain network is purpose-built to deploy resources across the globe where they are most needed. Our extensive distribution network and sales organization enable us to establish strategic partnerships with key suppliers and retailers across multiple markets and channels, where we further leverage our scale to drive flexible manufacturing capacity and supply chain optimization. We believe this approach builds and supports our resilience across economic cycles and allows us to prioritize or expand our geographic focus based on our strategic priorities.
Proven leadership team supported by a diverse employee base and agile philosophy
Our senior leadership team consists of seasoned professionals with deep industry expertise at the intersection of consumer goods and healthcare, with average experience of approximately 18 years. This leadership team has a significant track record of successfully delivering results, and has effectively transformed our business since taking the helm in 2019 by launching a strategic transformation that we believe positions us for success as a standalone public company. In addition, our senior leadership team is global and diverse, represented by 9 different nationalities and over 58% women. This robust group helps bring our employees together on a worldwide basis, with more than 75% of our workforce located outside of North America.
We have built a world-class and diverse team that truly reflects the consumers and customers we serve. Through an agile structure focused on the ability to respond quickly to changes in market and consumer dynamics, we increasingly operate our organization based on three main agility principles: (1) consumer and customer obsession, (2) small, cross-functional empowered and accountable teams and (3) servant and inclusive leadership. We believe that our blend of talent, experience, diversity and agile, inclusive culture is a key competitive strength that will support our continued growth.
Robust financial profile with increasing profitability
We have an attractive financial profile with momentum across all three segments, following a deliberate strategy adopted in 2019 aimed at expanding profitability and accelerating growth. The key elements of this strategy involved organizational re-design, portfolio repositioning and capability building. Since then, we have tailored our portfolio by reducing the number of stock-keeping units (“SKUs”) by 15% while increasing media return on investment (“ROI”), defined as incremental retail sales divided by cost of media, at a CAGR of 13%. Since the beginning of 2016, we have also actively refined our portfolio by completing 10 acquisitions and 15 divestitures.
Net sales grew from $14.3 billion in 2019 to $15.1 billion in 2021, with significant acceleration in net sales growth from 1.0% in 2020 versus 2019 to 4.1% in 2021 versus 2020. Net income grew from $1.4 billion in 2019 to $2.0 billion in 2021, representing a CAGR of 19.0%. Adjusted net income and Adjusted EBITDA increased from $2.1 billion to $2.7 billion and from $3.1 billion to $3.8 billion from 2019 to 2021, respectively, representing a CAGR of 14.8% and 10.8%, respectively.

Our Growth Strategies
Our leading competitive positions across attractive consumer health categories and our strong global presence provide us with multiple avenues to drive continued long-term growth. We plan to deliver this growth by capturing additional category and brand penetration through growing brand relevance and salience, increasing product availability in existing and new channels and delivering a consistent cadence of innovation. In addition, we also intend to selectively expand into new product adjacencies and geographic markets, while also thoughtfully and prudently evaluating acquisitions to enhance our core portfolio and capabilities.
Grow brand relevance and salience
We believe there are significant opportunities to further increase our category and brand penetration by continuing to deepen our brand relevance and salience across our portfolio. This begins with our marketing expertise that is built upon a combination of human empathy, science that improves health outcomes and a digital-first approach to promoting the relevance and salience of our brands. Our digital-first approach to marketing generates unique consumer insights, which we leverage to continuously evolve our brand messaging. We believe this consumer-centric approach drives brand relevance and ultimately increases category and brand penetration.
Over the last several years, our consumer-centric marketing campaigns have received considerable consumer acclaim and increased our category and brand penetration throughout our portfolio. For example, our Neutrogena SkinU campaign, where we utilized TikTok to feature our consumer health scientists as the stars of the content, resulted in more than 300 million social media impressions and contributed to a 660% increase in Neutrogena’s social media followers from August to December 2021.
Based on our success to date, we believe there is a significant opportunity to further increase brand relevance and salience across our portfolio, such as in the mouthwash category with our Listerine brand, where household penetration is still relatively modest. We believe there are further opportunities to increase our penetration with our Tylenol brand among older generations, and with our Nicorette brand among people who are trying to quit smoking.
Increase product availability through our omnichannel strategy
Our omnichannel strategy starts with a deep understanding of how consumers are shopping in a rapidly evolving retail landscape, where we work closely with our retail partners, both online and offline, to ensure product availability at the right place, the right time and with the right value proposition, allowing us to drive category and brand growth. Our omnichannel approach is highly targeted to our most attractive core geographic markets, which we define as fast-growing markets where we are well positioned to win.
We have an opportunity to further expand product availability in our core geographic markets, such as North America and China, with our existing retail customers through leveraging our thought leadership in consumer health, scientific expertise and focus on joint value creation. As our traditional retail customers continue increasing their focus on consumer health, our portfolio is particularly well positioned to capture this incremental shelf space through our holistic approach to delivering consumer health solutions. Additional retail partnerships represent another opportunity to expand offline retail category penetration for our leading brands in our largest geographic markets. Examples of these partnerships include our sun care partnership with Walgreens and our data collaboration through the Walmart Luminate portal. We also have an opportunity to increase our presence in the fast-growing pharmacy channel globally, where we have a strong existing footprint to expand upon, particularly in our Europe, Middle East and Africa (“EMEA”) region, India and China. We also intend to expand our presence in online-to-offline services in our Asia Pacific (“APAC”) region.
We also plan to continue accelerating our omnichannel strategy by driving our e-commerce sales, which represented 12% of our net sales in 2021 and grew at a CAGR of 44% from 2019 to 2021. We plan to further increase our e-commerce sales through additional product availability and innovation online, driving brand awareness through targeted advertisement placements and leveraging our go-to-market capabilities to continuously improve delivery times. The DTC channel, which enables greater direct consumer engagement, is another component of our omnichannel strategy. For example, Dr. Ci:Labo, our dermocosmetic skin care brand, sold 54% of sales in Japan direct to consumer in 2021.

Deliver a consistent cadence of innovation
We have a successful track record of driving innovation across our categories with a science-based approach centered around human empathy and leveraging our long-standing relationships with healthcare professionals and academic institutions. We expect that our future innovation pipeline will be increasingly related to connected health solutions, including digital diagnostics and therapeutics, enhancing product accessibility to all consumers, expanding usage occasions through scientific claims, driving novel scientific breakthroughs and premiumization.
One example of our connected health solutions leverages the Nicorette brand to create a nicotine replacement therapy ecosystem, which provides behavioral support to people who are trying to quit smoking through a mouth spray connected to a mobile app. This innovation provides people with the ability to set goals, track their progress against a personalized quit plan and review money saved from quitting smoking. We also believe there are opportunities to increase product accessibility, such as through our Tylenol Dissolve Packs, which increase the comfort and convenience of taking medication for our consumers.
We are increasing the usage occasions of our products through scientific support. For example, although rinse is not intended to replace brushing and flossing, a study sponsored by Johnson & Johnson Consumer Inc. on the comparative effects of various oral hygiene routines on the prevention and reduction of plaque, gingivitis and gingival bleeding demonstrated that oral hygiene regimens that include the use of Listerine result in greater reduction of plaque above the gumline relative to flossing, as measured by sustained plaque reduction after a dental cleaning, and also reduce gingivitis and gingival bleeding. The claims described in this prospectus relating to the efficacy of our products are not subject to approval by the FDA or comparable authorities in other jurisdictions.
Expand product portfolio into product adjacencies and extend geographic footprint
We plan to leverage our world-class R&D capabilities and cross-category insights to launch new products in adjacent categories in our core geographic markets where we see significant growth potential, and where we are best positioned to win. We believe our consumer and shopper insights indicate that our portfolio resonates in a broad set of new product categories based on identified incremental pockets of demand and consumption occasions. We can address this opportunity through new brand introductions or brand extensions across different or adjacent categories.
Given our global scale, including in the United States and China, we are well positioned to work with our retail partners to meet increasing consumer health demands and develop new product adjacencies for evolving consumer needs globally. In addition to prioritizing expansion in our existing markets where we have identified the most attractive opportunities, we also intend to invest in other sizable, growing and underpenetrated geographic markets throughout the world. For example, since 2018, we have launched the Aveeno brand in multiple new geographic markets, including Indonesia, Malaysia and the Philippines.
Continually evaluate acquisitions that enhance our core product portfolio and capabilities
We intend to supplement our capital expenditure and R&D investments with a disciplined and prudent approach to acquisitions and partnership opportunities that accelerate growth within our business. We believe that our global scale and exclusive focus on consumer health as a standalone company will allow us to evaluate a more targeted set of acquisition opportunities and make us a highly attractive strategic partner. We plan to strategically and actively monitor the market for value-enhancing opportunities, such as adding differentiated product offerings and capabilities, strengthening our competitive positioning, increasing our portfolio depth and growing our addressable markets. We have also demonstrated an ability to successfully integrate and scale acquired businesses to further build upon our market leadership across our product portfolio. We believe our strong balance sheet will allow us to thoughtfully pursue acquisitions while maintaining our disciplined approach to capital allocation.
The Separation and Post-Separation Relationship with Johnson & Johnson
On November 12, 2021, Johnson & Johnson, our parent company, announced its intention to separate its Consumer Health Business. In connection with the Separation (as defined below) and prior to the completion of this offering, we will enter into a separation agreement with Johnson & Johnson. We refer to the separation agreement, as further described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions

—Agreements to be Entered into in Connection with the Separation—Separation Agreement,” as the “Separation Agreement.” We will also enter into various other agreements with Johnson & Johnson that, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Consumer Health Business to us and will result in the separation of our business from Johnson & Johnson. In addition, these agreements will collectively govern various interim and ongoing relationships between us and Johnson & Johnson following the completion of this offering. We refer to these transactions, as further described in the section of this prospectus entitled “The Separation and Distribution Transactions—The Separation,” collectively as the “Separation.” See “The Separation and Distribution Transactions—The Separation.”
The agreements we will enter into with Johnson & Johnson in connection with the Separation, which will provide a framework for our relationship with Johnson & Johnson following the Separation, include the following:
•Separation Agreement—We and Johnson & Johnson will enter into a separation agreement that will set forth our agreements with Johnson & Johnson regarding the principal actions to be taken in connection with the Separation and govern, among other matters, (1) the allocation of assets and liabilities to us and Johnson & Johnson (including our indemnification obligations, for potentially uncapped amounts, for certain liabilities relating to our business activities, whether incurred prior to or following the completion of this offering) and (2) certain matters with respect to this offering and the Distribution (as defined below).
•Tax Matters Agreement—We and Johnson & Johnson will enter into a tax matters agreement that will govern our and Johnson & Johnson’s respective rights, responsibilities and obligations with respect to all tax matters, including tax liabilities (including responsibility and potential indemnification obligations for taxes attributable to our business and taxes arising, under certain circumstances, in connection with the Separation and the Distribution, if pursued), tax attributes, tax contests and tax returns (including our inclusion in the U.S. federal consolidated group tax return, and certain other combined or similar group tax returns, with Johnson & Johnson through the date of the Distribution, if pursued, and our continuing joint and several liability with Johnson & Johnson for such tax returns).
•Employee Matters Agreement—We and Johnson & Johnson will enter into an employee matters agreement that will address employment, compensation, human resources and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate prior to the Separation.
•Intellectual Property Agreement—We and Johnson & Johnson will enter into an intellectual property agreement that will govern our and Johnson & Johnson’s respective rights, responsibilities and obligations with respect to intellectual property matters, excluding certain intellectual property matters with respect to trademarks, which will be governed by the trademark agreements described below.
•Trademark Agreements—We and Johnson & Johnson will enter into various trademark agreements that collectively will govern our and Johnson & Johnson’s respective rights, responsibilities and obligations with respect to intellectual property rights in trademarks.
•Transition Services Agreement—We and Johnson & Johnson will enter into a transition services agreement, pursuant to which Johnson & Johnson will provide to us certain services for terms of varying duration following the completion of this offering.
•Transition Manufacturing Agreement—We and Johnson & Johnson will enter into a transition manufacturing agreement, pursuant to which Johnson & Johnson will provide to us certain manufacturing services for terms of varying duration following the completion of this offering.
•Registration Rights Agreement—We and Johnson & Johnson will enter into a registration rights agreement, pursuant to which we will grant to Johnson & Johnson certain registration rights with respect to the shares of our common stock owned by Johnson & Johnson following the completion of this offering.

•Reverse Transition Services Agreement—We and Johnson & Johnson will enter into a reverse transition services agreement, pursuant to which we will provide to Johnson & Johnson certain services for terms of varying duration following the completion of this offering.
•Data Transfer and Sharing Agreement—We and Johnson & Johnson will enter into a data transfer and sharing agreement that will govern the implementation of the request, transfer, extraction, traceability, retention and deletion of certain data pertaining to business records and personal information.
See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation” for a more detailed discussion of these agreements.
All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Johnson & Johnson. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to Our Relationship with Johnson & Johnson—We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Johnson & Johnson.”
We believe, and Johnson & Johnson has advised us that it believes, that the Separation, this offering and the Distribution, if pursued, will provide a number of benefits to our business. These intended benefits include:
•improving our strategic and operational flexibility;
•increasing the focus of our management team on our business operations;
•allowing us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs;
•providing us with our own equity to facilitate acquisitions; and
•enabling potential investors to invest directly in our business.
However, we cannot assure you that we will be able to achieve these and other anticipated benefits of the Separation, and the benefits of the Separation may be delayed or not occur at all. See “Risk Factors—Risks Related to the Separation and the Distribution—We may not achieve some or all of the expected benefits of the Separation, and the Separation could adversely affect our business, results of operations or financial condition.” Furthermore, certain of our executive officers and directors own equity interests in Johnson & Johnson because of their current or former positions with Johnson & Johnson, and certain of Johnson & Johnson’s current executive officers are expected to become our directors, each of which could create, or appear to create, actual or potential conflicts of interests following the completion of this offering. See “Risk Factors—Risks Related to Our Relationship with Johnson & Johnson—Following the completion of this offering, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Johnson & Johnson. Also, certain of Johnson & Johnson’s current executive officers are expected to become our directors, which may create conflicts of interest or the appearance of conflicts of interest.”
Debt Financing Transactions
In connection with the Separation, we intend to enter into certain financing arrangements, which may include a senior notes offering (the “Senior Notes Offering”), one or more credit facilities (the “Credit Facilities”) or a combination thereof. We refer to these transactions, as further described in the section of this prospectus entitled “Description of Certain Indebtedness,” collectively as the “Debt Financing Transactions.” We will pay Johnson & Johnson all of the net proceeds that we will receive from the Debt Financing Transactions, together with any interest accrued thereon following our receipt of such proceeds; provided that we will retain an amount in cash and cash equivalents equal to $          , after giving effect to this offering, the Debt Financing Transactions and the settlement or termination of certain intercompany accounts payable or accounts receivable between us and Johnson & Johnson. See “Description of Certain Indebtedness.”

The Distribution
Upon completion of this offering, Johnson & Johnson will continue to own at least 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors. Johnson & Johnson has informed us that, following the completion of this offering, it intends to make a tax-free distribution to its shareholders of all or a portion of its remaining equity interest in us, which may include one or more distributions effected as a dividend to all Johnson & Johnson shareholders, one or more distributions in exchange for Johnson & Johnson shares or other securities, or any combination thereof. We refer to these distributions, as further described in the section of this prospectus entitled “The Separation and Distribution Transactions—The Distribution,” collectively as the “Distribution.”
Johnson & Johnson has agreed not to effect the Distribution for a period of         days after the date of this prospectus without the prior written consent of each of          and          . See “Underwriting.” While, as of the date of this prospectus, Johnson & Johnson intends to effect the Distribution, Johnson & Johnson has no obligation to pursue or consummate any further dispositions of its equity interest in our company, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the continuing effectiveness and validity of Johnson & Johnson’s private letter ruling from the U.S. Internal Revenue Service (“IRS”) and favorable opinions of Johnson & Johnson’s U.S. tax advisors to the effect that the Distribution will be tax-free to Johnson & Johnson and its shareholders. The conditions to the Distribution may not be satisfied, Johnson & Johnson may decide not to consummate the Distribution even if the conditions are satisfied or Johnson & Johnson may decide to waive one or more of the conditions and consummate the Distribution even if all of the conditions are not satisfied. See “The Separation and Distribution Transactions—The Distribution.”
Upon completion of the Distribution, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of the NYSE, and, to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of the NYSE within the transition periods specified in the rules of the NYSE. See “Management—Controlled Company Exemption.”
Summary of Risk Factors
An investment in shares of our common stock is subject to a number of risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. The following list contains a summary of some, but not all, of these risks. You should consider the risks listed below and other risks, which are discussed in more detail in the section of this prospectus entitled “Risk Factors,” before making an investment decision to purchase shares of our common stock.
Risks Related to Our Business, Industry and Operations
•Damage to our reputation and the reputation of our brands, including as a result of negative publicity, could impact our brand loyalty with consumers, customers and third-party partners.
•We face substantial competitive pressures, including from multinational corporations, smaller regional companies, private-label brands and generic non-branded products, in each of our business segments and product lines and across all geographic markets in which we operate.
•Some of our products that currently hold leading market share positions may nonetheless possess relatively small shares of their overall product market.
•Whether we can both innovate successfully and anticipate, understand and respond appropriately to market trends, rapidly changing consumer and customer preferences and shifting demand for our products.
•Our marketing efforts may be costly and inefficient, and may not successfully defend, maintain or improve our reputation, our brands or our market share positions in existing or new markets.
•Expanding our global operations requires significant resources and expenses, and we may not succeed due to various commercial, operational and legal challenges associated with conducting business globally.
•We may face challenges in implementing our digital-first strategy across all aspects of our operations, and our digital-first strategy may lead us to pursue new offerings that are outside of our historical competencies and expose us to digital-related risks.

•The rapidly changing retail landscape, including our increasing dependence on key retail trade customers in developed markets, changes in the policies of our retail trade customers and the emergence of e-commerce and other alternative retail channels.
•The failure to realize the intended benefits of acquisitions and divestitures we have pursued or may pursue.
•The threats of counterfeit products, infringement of our intellectual property and other unauthorized versions of our products, which pose a risk to consumer health and safety and could damage our reputation.
•Our reliance on third parties in many aspects of our business, including to manufacture products, inherently involves a lesser degree of control over business operations, compliance matters and ESG practices.
•Disruptions to our manufacturing operations, supplier operations and distribution operations, which could result in product shortages, declining sales, reputational damage and significant costs.
•Inflationary pressures and related volatility in the cost or availability of raw materials and other inputs for our products, including due to the COVID-19 pandemic and other adverse economic or market conditions.
•Information security incidents, including cybersecurity breaches, and failure of information technology systems operated by us or a third party, which could result in reputational damage and significant costs.
•Our ability to attract and retain a skilled and diverse workforce and to implement succession plans for our senior management.
Risks Related to Government Regulation, Legal Proceedings and Financial and Economic Market Conditions
•Our ability to comply with a broad range of laws and regulations, and other requirements imposed by stakeholders, in the United States and around the world, including rapidly evolving requirements related to climate change, ESG, privacy, data protection, anti-corruption and human rights matters.
•We are, and could become, subject to legal proceedings and regulatory investigations that may result in significant expenses, liabilities (potentially in excess of accruals) and reputational damage.
•Concerns about the reliability, safety and efficacy of our products and their ingredients, which have resulted and could in the future result in litigation, including personal injury or class action litigation, regulatory action, reputational damage, product recalls, product reformulations or product withdrawals.
•Legal proceedings related to talc or talc-containing products, such as Johnson’s Baby Powder, sold outside the United States and Canada (pursuant to the Separation Agreement, Johnson & Johnson will retain talc-related liabilities for products sold in the United States and Canada), including personal injury claims alleging that talc causes cancer, and other risks and uncertainties related to our historic or current sale of talc or talc-containing products (talc-based Johnson’s Baby Powder will be discontinued globally in 2023).
•Our ability to successfully establish, maintain, protect and enforce intellectual property rights that are, in the aggregate, material to our business, and our ability to successfully avoid violation of the intellectual property rights of others.
•Risks associated with conducting business globally, including foreign currency risks and impacts on our business related to the ongoing military conflict between Russia and Ukraine (the “Russia-Ukraine War”) as well as possible future conflicts, geopolitical events or adverse global economic or market conditions.
Risks Related to the Separation, the Distribution and Our Relationship with Johnson & Johnson
•We have no history of operating as a standalone public company, and our historical and pro forma financial information may not necessarily reflect the results that we would have achieved as a standalone public company or what our results may be in the future.
•We may not achieve some or all of the expected benefits of the Separation, including because our business will experience a loss of corporate brand identity, historical market reputation, economies of scale, purchasing power and access to certain resources from which we benefited as part of Johnson & Johnson.
•We will be a “controlled company” as defined under the rules of the NYSE, which means Johnson & Johnson will continue to control the direction of our business, and we could remain a controlled company if the distribution of Johnson & Johnson’s remaining equity interest in us does not occur.
•In connection with the Distribution, if pursued, we may be subject to restrictions on our business, potential tax-related liabilities (such as joint and several liability with Johnson & Johnson for its U.S. federal consolidated group tax return for periods prior to the date of the Distribution) and potential tax-related indemnification obligations to Johnson & Johnson for taxes attributable to our business and, under certain circumstances, taxes arising in connection with the Separation and the Distribution.

•The failure to realize the intended benefits of our rebranding strategy in connection with the Separation and our continued use of legacy Johnson & Johnson branding, including ongoing use of the “Johnson’s” brand.
•The transfer of certain assets, liabilities and contracts from Johnson & Johnson to us contemplated by the Separation will not be complete prior to the completion of this offering and may be significantly delayed or not occur at all.
•We may not be able to replace necessary manufacturing operations, systems and services when the transition services agreement and the transition manufacturing agreement we will enter into with Johnson & Johnson in connection with the Separation expire or otherwise terminate.
•Certain of our executive officers and directors may have actual or potential conflicts of interest due to their equity interest in Johnson & Johnson, and certain of Johnson & Johnson’s current executive officers are expected to become our directors, each of which may create conflicts of interest or the appearance thereof.
•We may incur indemnification obligations to Johnson & Johnson, including for potentially uncapped amounts, for certain liabilities relating to our business activities, whether incurred prior to or following the completion of this offering.
•Johnson & Johnson will indemnify us for certain liabilities, including talc-related liabilities for products sold in the United States and Canada, but such indemnity may not be sufficient to protect us against the full amount of such liabilities or Johnson & Johnson may be unable to satisfy its indemnification obligations.
Risks Related to This Offering and Ownership of Our Common Stock
•We cannot be certain that an active trading market for our common stock will develop or be sustained following the completion of this offering.
•The stock price of our common stock may fluctuate significantly, including as a result of the Distribution, future sales by our shareholders or the perception that the Distribution or such sales may occur, which can also cause your percentage ownership in us to be diluted in the future.
•Our ability to comply with obligations associated with being a public company, including implementing and maintaining effective internal control over financial reporting.
•We expect to have debt obligations following the completion of this offering that will impose certain restrictions on our business.
•We are a holding company and depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.
Corporate Information
We were incorporated in Delaware on February 23, 2022 in connection with the Separation and were formed to ultimately hold, directly or indirectly, and conduct certain operational activities in anticipation of the planned separation of, the Consumer Health Business. Prior to the completion of this offering, we are a wholly owned subsidiary of Johnson & Johnson and all of our outstanding shares of common stock are owned by Johnson & Johnson. Our principal executive offices are located at 199 Grandview Road, Skillman, NJ 08558, and our telephone number is (908) 874-1200. Our website address is www.kenvue.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

THE OFFERING

Common stock offered by us in this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments).

Common stock to be outstanding upon completion of this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments).

Common stock to be held by Johnson & Johnson upon completion of this offering	shares.

Underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments.

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $         (or approximately $         if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments) based on an assumed initial public offering price of $         per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We will pay Johnson & Johnson, as partial consideration for the Consumer Health Business that Johnson & Johnson is transferring to us in connection with the Separation, (1) all of the net proceeds that we will receive from the sale of shares of our common stock in this offering, including any net proceeds that we will receive as a result of any exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, and (2) all of the net proceeds that we will receive from the Debt Financing Transactions, together with any interest accrued thereon following our receipt of such proceeds, as further described in the section of this prospectus entitled “Description of Certain Indebtedness”; provided that we will retain an amount in cash and cash equivalents equal to $          , after giving effect to this offering, the Debt Financing Transactions and the settlement or termination of certain intercompany accounts payable or accounts receivable between us and Johnson & Johnson, which we currently intend to use for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We initially expect to pay quarterly cash dividends of approximately $ per share of our common stock to holders of our common stock commencing , subject to the discretion of our Board of Directors (the “Board”). The payment of any dividends in the future to our shareholders, and the timing and amount thereof, will fall within the discretion of the Board. The Board’s decisions regarding the payment of dividends will depend on many factors, and we cannot assure you that we will pay our anticipated dividend in the same amount or frequency, or at all, in the future. You should not purchase shares of our common stock with the expectation of receiving cash dividends. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends” and “Dividend Policy.”

Controlled company
Upon completion of this offering, Johnson & Johnson will own          % of the voting power of our shares of common stock eligible to vote in the election of our directors (or           % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE and, therefore, will qualify for exemptions from certain corporate governance requirements of the NYSE. See “Management—Controlled Company Exemption.”
We do not currently intend to rely on any of these exemptions following the completion of this offering. However, we may elect to take advantage of one or more of these exemptions from time to time in the future. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.
As long as Johnson & Johnson beneficially owns a majority of the voting power of our outstanding shares of common stock, Johnson & Johnson will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. See “Risk Factors—Risks Related to Our Relationship with Johnson & Johnson—Following the completion of this offering, Johnson & Johnson will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other shareholders from influencing significant decisions.”

Proposed listing and symbol	We intend to apply to list our shares of common stock on the NYSE under the symbol “KVUE”.

Risk factors
You should read the section of this prospectus entitled “Risk Factors” beginning on page 20 for a discussion of factors you should consider carefully before making an investment decision to purchase shares of our common stock.

Unless otherwise indicated or the context otherwise requires, references to the number and percentage of shares of our common stock to be outstanding upon completion of this offering are based on          shares of our common stock outstanding as of           .
Unless otherwise indicated, the information presented in this prospectus:
•gives effect to the transactions described under “The Separation and Distribution Transactions—The Separation”;
•gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering and forms of which will be filed as exhibits to the registration statement of which this prospectus is a part;
•assumes an initial public offering price of $          per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus;
•excludes          shares of our common stock that we expect to reserve for issuance under our proposed equity incentive plan; and
•assumes no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
The summary historical audited combined statement of operations data and combined statement of cash flows data for the fiscal years ended January 2, 2022, January 3, 2021 and December 29, 2019 and the summary historical combined balance sheet data as of January 2, 2022 and January 3, 2021 have been derived from our audited combined financial statements included elsewhere in this prospectus. The summary historical unaudited condensed combined statement of operations data and condensed combined statement of cash flows data for the fiscal nine months ended October 2, 2022 and October 3, 2021 and the summary historical condensed combined balance sheet data as of October 2, 2022 were derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The combined financial statements include the assets, liabilities, net sales and expenses that management has determined are specifically or primarily identifiable to us, as well as direct and indirect costs that are attributable to our operations. Indirect costs are the costs of support functions that are provided on a centralized or geographic basis by Johnson & Johnson and its affiliates, which include facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. Indirect costs have been allocated to us for the purposes of preparing the combined financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on net sales, headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or benefit received by us during the periods presented, depending on the nature of the services received.
The historical combined financial data below is only a summary and should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our combined financial statements included elsewhere in this prospectus. The historical combined financial data may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. In addition, the historical combined financial data may not necessarily reflect what our financial condition, results of operations and cash flows may be in the future.
The summary unaudited pro forma condensed combined balance sheet data at October 2, 2022 and statement of operations data for the fiscal nine months ended October 2, 2022 and for the fiscal year ended January 2, 2022 has been derived from our unaudited pro forma condensed combined financial statements included in the section of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial statements have been derived from our historical unaudited combined statement of operations for the fiscal nine months ended October 2, 2022, our historical audited combined statement of operations for the fiscal year ended January 2, 2022 and our historical unaudited condensed combined balance sheet at October 2, 2022. The pro forma adjustments to the unaudited pro forma condensed combined statements of operations for the fiscal nine months ended October 2, 2022 and for the fiscal year ended January 2, 2022 assume that the Separation and related transactions occurred as of January 4, 2021, which was the first day of the 2021 fiscal year. The unaudited pro forma condensed combined balance sheet data gives effect to the Separation and related transactions as if they had occurred on October 2, 2022, our latest balance sheet date. See “Unaudited Pro Forma Condensed Combined Financial Statements.”
The unaudited pro forma condensed combined financial data below is only a summary and should be read in conjunction with the section of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial data is based upon available information and assumptions that we believe are reasonable and supportable. The summary unaudited pro forma condensed combined financial data is for illustrative and informational purposes only. The summary unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented. In addition, the summary unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations and cash flows may be in the future.

Combined Statement of Operations Data

	Pro Forma		Historical
	Fiscal nine months ended	Fiscal year ended	Fiscal nine months ended		Fiscal years ended
(Dollars in Millions, except share and per share data)	October 2, 2022	January 2, 2022	October 2, 2022	October 3, 2021	January 2, 2022	January 3, 2021		December 29, 2019
Net sales			$11,183	$11,321	$15,054	$14,467		$14,324
Cost of sales			4,944	4,885	6,635	6,619		6,662
Gross profit			6,239	6,436	8,419	7,848		7,662
Selling, general, and administrative expenses			4,101	3,996	5,484	4,956		5,198
Other (income) expense, net, operating			(6)	26	15	3,871	(1)	618
Operating income (loss)			2,144	2,414	2,920	(979)		1,846
Other (income) expense, net			19	6	(5)	37		(274)
Income (loss) before taxes			2,125	2,408	2,925	(1,016)		2,120
Provision (benefit) for taxes			408	788	894	(137)		685
Net income (loss)			$1,717	$1,620	$2,031	$(879)		$1,435
Basic income per common share
Weighted average number of common outstanding – basic
Diluted income per common share
Weighted average number of common shares outstanding – diluted
__________________
(1)Primarily related to the impact of Talc-Related Liabilities. See Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus for additional information.
Combined Balance Sheet Data

	Pro Forma	Historical
	As of	As of
(Dollars in Millions)	October 2, 2022	October 2, 2022	January 2, 2022	January 3, 2021
Total assets	$	$26,022	$27,929	$29,177
Total liabilities		7,095	7,530	10,821
Total equity		18,927	20,399	18,356

Combined Statement of Cash Flows Data

	Historical
	Fiscal nine months ended		Fiscal years ended
(Dollars in Millions)	October 2, 2022	October 3, 2021	January 2, 2022	January 3, 2021	December 29, 2019
Net cash flows from (used in) operating activities	$1,881	$(675)	$334	$3,397	$2,998
Net cash used by investing activities	(223)	(138)	(171)	(83)	(2,155)
Net cash (used in) from financing activities	(1,520)	900	—	(3,457)	(685)
Other Data (Non-GAAP)1

	Historical
	Fiscal nine months ended		Fiscal years ended
(Dollars in Millions)	October 2, 2022	October 3, 2021	January 2, 2022	January 3, 2021	December 29, 2019
Adjusted gross profit	$6,531	$6,783	$8,881	$8,297	$8,035
Adjusted operating income	2,882	3,238	4,054	3,997	3,508
Adjusted EBITDA	2,793	3,102	3,810	3,775	3,101
Adjusted net income	2,052	2,248	2,711	2,703	2,057
__________________
(1)Adjusted gross profit, Adjusted operating income, Adjusted EBITDA and Adjusted net income are non-GAAP financial measures. Management believes that these non-GAAP measures, together with the U.S. GAAP measures used by management, reflect how we measure our business internally and set operational goals and incentives. These non-GAAP measures should be considered supplements to, not substitutes for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP. For additional information about these non-GAAP measures, including a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Information.”

RISK FACTORS
An investment in shares of our common stock involves risks and uncertainties. In addition to the other information in this prospectus, you should consider carefully the factors set forth below before making an investment decision to purchase shares of our common stock. We seek to identify, manage and mitigate risks to our business, but risks and uncertainties are difficult to predict and many are outside of our control and therefore cannot be eliminated. You should be aware that it is not possible to predict or identify all of these factors and that the following is not meant to be a complete discussion of all potential risks or uncertainties. If known or unknown risks or uncertainties materialize, our business, results of operations or financial condition could be adversely affected, potentially in a material way, which could result in a partial or complete loss of your investment.
Risks Related to Our Business and Industry
Our brands are critical to our success, and damage to our reputation or our brands could adversely affect our business, results of operations or financial condition.
Our ability to compete successfully depends on the strength of our brands. The vast majority of our net sales are derived from products bearing proprietary trademarks and trade names, and these trademarks and trade names convey that the products we sell are “brand name” products. Developing and maintaining the reputation of our brands is a critical component of our relationship with consumers, customers, manufacturers, suppliers, distributors and other third-party partners, including healthcare professionals, influencers and other individuals with whom we have relationships. We believe consumers, customers and third-party partners value and trust the reputation, reliability and status of our brands and the quality, performance and functionality of our products. As a result, we devote significant time and resources to programs designed to grow, protect and preserve our brands. However, these efforts may not be successful, and failure to maintain the value of our brands could impact our brand loyalty with consumers, customers and third-party partners and otherwise adversely affect our business, results of operations or financial condition.
Our reputation and our brands have in the past been, and could in the future be, damaged by negative publicity, whether or not valid. Negative publicity could relate to our company, our brands, our products, our supply chain, our ingredients, our packaging, our ESG practices, our employees or any other aspect of our business. We could experience negative publicity for a variety of reasons, including as a result of product safety issues, threatened or pending legal or regulatory proceedings, product claims, advertising and promotional practices, ESG practices (including as they relate to environmental impacts, such as deforestation, packaging, plastic use, energy use, water use and waste management, or labor conditions and practices, such as diversity, equity and inclusion matters), other sustainability or policy issues (which may be raised by consumer advocacy groups, third-party interest groups, investors, employees or other stakeholders), ingredient sourcing (such as certain sources of palm oil), counterfeiting incidents or cybersecurity incidents. Negative publicity that damages one of our brands could be compounded by having an adverse effect on our other brands or our company as a whole.
Our reputation or our brands could also be adversely affected by negative publicity related to our industry, our competitors, our competitors’ products, our customers or our third-party partners, including healthcare professionals, influencers and other individuals with whom we have relationships, even if the publicity is not directly related to our company or our brands and even if the publicity is not accurate. Our reputation or our brands could be adversely affected if our customers, manufacturers, suppliers, distributors and other third-party partners fail to maintain high ethical, social, environmental, health and safety standards, fail to comply with local laws and regulations or become subject to other negative events or adverse publicity. These third parties may also enter into relationships with or be acquired by other third parties whose values, business practices or reputation expose us to the risk of adverse publicity and damage to our existing relationships by association. While we have policies and procedures in place for managing third-party relationships, it may not be possible to fully ensure that third parties adhere to the same standards and values that we do or to replace third-party partners in a timely or cost-effective manner. See “—Risks Related to Our Operations—We rely on third parties in many aspects of our business, including to manufacture certain of our products, which exposes us to additional risks that could adversely affect our business, results of operations or financial condition.”

In addition, widespread use of digital and social media platforms around the world has greatly increased the accessibility of information and the speed with which it is disseminated, which has made, and likely will continue to make, maintaining our reputation and our brands more challenging. For example, information or misinformation about our company, our brands or our products may quickly spread to a large and global audience before we have an opportunity for redress or correction. Alternatively, our employees may knowingly or inadvertently use digital or social media platforms in ways that may not be aligned with our digital or social media strategy and could damage our reputation or our brands. Damage to our reputation or our brands could cause consumers, customers and third-party partners to lose trust in our products, require us to expend substantial resources to remedy the damage or otherwise adversely affect our business, results of operations or financial condition.
We operate in highly competitive product markets and competitive pressures could adversely affect our business, results of operations or financial condition.
We face substantial competition in each of our business segments and product lines and across all geographic markets in which we operate, and competitive pressures could adversely affect our business, results of operations or financial condition. We compete with companies of all sizes on the basis of numerous factors, including cost-effectiveness, product performance, real or perceived product advantages, intellectual property rights, advertising and promotional activities, sponsorship initiatives, brand recognition and loyalty, consumer convenience, pricing and geographic reach. Furthermore, we expect that the continued attractiveness of the categories and geographic markets in which we operate will encourage the entry of new competitors of all sizes, which could increase these and other competitive pressures in the future. We may be unable to anticipate the timing and scale of the threats posed by our competitors or to successfully respond to them. In addition, the cost of responding to increasingly significant and widespread competition worldwide, including management time and out-of-pocket expenses, could adversely affect our business, results of operations or financial condition.
Certain of our competitors are multinational corporations that may have greater financial, marketing, research and development or other resources than we do, as well as greater market share within certain of our categories or geographic markets. These competitors could introduce competing products more quickly, respond more effectively to changing business and economic conditions and evolving consumer preferences, outspend us on advertising and promotional activities or possess greater negotiating leverage with customers, manufacturers, suppliers, distributors and other third-party partners. In addition, we face competition from smaller companies that often operate on a regional basis. Many of these companies have benefited from the substantial growth in e-commerce and focus extensively on DTC or other non-traditional, digital business models. Our products also compete with retailers’ private-label brands and generic non-branded products, which are typically sold at lower prices than our branded products. See “—Increases in the availability and acceptance of private-label brands and generic non-branded products could adversely affect our business, results of operations or financial condition.” As we seek to grow our business, including by introducing new product offerings as part of our digital-first strategy and expanding our global operations, the composition of our competitors could change or expand from time to time to include companies with a strong presence in a particular category or geographic market.
Some of our products that currently hold leading market share positions may nonetheless possess relatively small shares of their overall product market.
Although several of our products are currently number one or two by net sales in their respective categories and we believe we have significant brand loyalty with consumers and customers for these products, a competing product may be able to rapidly capture a significant share of the market for that product in the future. In some cases, we could have a leading market share position for a particular product but still possess a relatively small share of the overall market for that product due to the presence of many competing products. For example, in 2021, Tylenol had the number one market share position in the pain care category on a global basis, but accounted for approximately 12% of the global sales in that category, and Aveeno had the number three market share position in the body care category on a global basis, but accounted for approximately 3% of the global sales in that category. In addition, in some cases, we could have a leading market share position for a particular product but possess a substantially smaller share of the overall market for that product than the number one competitor for that product. For example, in 2021, Stayfree, Carefree and o.b. had the number two, three and four market share positions, respectively, in the sanitary protection category across the geographic markets in which we compete, but collectively accounted for fewer sales across those markets than the number one competitor in that category. Certain of our leading positions may also be in markets that are smaller than, or that have more limited growth prospects than, other markets in which we or our competitors have leading positions. For example, in 2021, Nicorette had the number one market share position in the smoking cessation category on a global basis, accounting for approximately 53% of the global sales in that category. At the same time, Neutrogena had the number three market share position in the facial care category on a global basis, but accounted for more global sales than Nicorette because the overall size of the smoking cessation category on a global basis is substantially smaller than the overall size of the facial care category on a global basis.
If we are unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences in a timely manner, or at all, our business, results of operations or financial condition could be adversely affected.
Our success is increasingly dependent on our ability to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences more quickly than our competitors. This requires us to effectively leverage digital technology and data analytics to gain new commercial insights and develop targeted marketing and advertising initiatives to reach consumers and customers. To maintain our success and increase our consumer and customer base, we must continually work to maintain and enhance the reputation of our brands, develop, manufacture and market new products with differentiated benefits, maintain and adapt to existing and emerging distribution channels, anticipate and adapt to evolving scientific knowledge and advances, successfully manage our inventories and modernize and refine our approach as to how and where we manufacture, market and sell our products. Consumer preferences and purchasing patterns cannot be predicted with certainty and may fluctuate rapidly, facilitated by the speed with which information and opinions are shared on digital and social media platforms. For example, in recent years, there has been increasing awareness of the environmental impact and sustainability of our products, packaging and manufacturing practices. Furthermore, market trends and consumer preferences and purchasing patterns may vary by geographic region, which could present challenges for our brands that have global distribution footprints. If we are unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences, we may experience lower sales or increased pricing pressures, leading to excess inventory levels or lower gross margins, which could adversely affect our business, results of operations or financial condition.
If our marketing efforts are not successful, our business, results of operations or financial condition could be adversely affected.
We may be required to spend substantial resources on advertising and promotional activities to defend, maintain or improve our reputation, our brands or our market share positions or to successfully enter new markets, expand operations in existing markets or introduce new products to the marketplace. Our business, results of operations or financial condition could be adversely affected if we are unable to maintain and promote a favorable perception of our brands and products on a cost-effective basis, or if our marketing initiatives or social media communications do not convey the desired message for a brand or product or its ability to attract consumers and customers.
We use various media, including digital, social media and mobile communication channels, in connection with our marketing efforts. Digital, social media and mobile communication channels are becoming increasingly effective and are constantly evolving. Our ability to effectively utilize digital, social media and mobile communication channels depends on the successful implementation of our digital-first strategy. See “—We may face challenges in implementing our digital-first strategy, which could adversely affect our business, results of operations or financial condition.” In addition, our advertising and promotional activities may become increasingly expensive, particularly as we adapt to new and evolving media platforms and communication channels. Our competitors could spend more resources on their marketing efforts, use more efficient and effective marketing initiatives than we do or secure more effective endorsements from key opinion leaders or influencers, any of which may provide our competitors with a competitive advantage. Generating a meaningful return on our marketing efforts may become increasingly difficult, and even if our marketing efforts do yield increased net sales, the increase in net sales may not offset the expenses we incur. Furthermore, if claims that are made as part of our advertising and promotional activities, whether they are made by us or by social media influencers or other endorsers with whom we have relationships, become subject to legal or regulatory proceedings alleging false advertising, it could damage our reputation or our brands, cause us to alter our marketing initiatives in ways that could adversely affect our sales or result in the imposition of significant damages or other penalties against us.
An inability to successfully expand our global operations could adversely affect our business, results of operations or financial condition.
In recent years, we have grown, and we intend to continue to grow, our business by expanding our global operations. In seeking to expand our operations in geographic markets where we currently have a presence or to establish operations in new geographic markets where we do not currently have a presence, we expect, as we have in the past, to invest significant resources, incur significant expenses and face various challenges, including those related to compliance with market-specific laws or regulations, gaining acceptance of our products from consumers, customers and third-party partners, some of whom may be less familiar with our company and our brands or have existing brand loyalty or other commercial relationships with our competitors and their brands or products, and expanding our sales force and other personnel in those markets. We cannot predict with certainty the extent to which our products and our marketing efforts will be accepted or successful in any particular market, and it is possible that positive returns on our investments in a market will not be achieved for several years, or at all.
In addition, competition is likely to intensify in the geographic markets where we plan to expand our operations. Local companies based in markets outside the United States may have substantial competitive advantages because of their greater understanding of, and focus on, those local markets. Some of our competitors may also be able to develop and grow in certain geographic markets more quickly than we will.
Furthermore, as we continue to expand our global operations, the variety and magnitude of risks associated with conducting business around the world may increase, which could have an adverse effect on our business, results of operations or financial condition. See “—Risks Related to Financial and Economic Market Conditions—We face a variety of risks associated with conducting business around the world, and these risks will increase as we continue to expand our global operations.”
We may face challenges in implementing our digital-first strategy, which could adversely affect our business, results of operations or financial condition.
Over the last several years, we have pursued a digital-first strategy across all aspects of our operations, including research and development, supply chain, go-to-market and marketing, and we intend to continue to accelerate our implementation of this strategy in the future. Effective implementation of our digital-first strategy, including effective integration of our digital and physical channels, is integral to the continued growth of our business, but involves significant operational changes. Successful execution of this strategy has required, and will require, significant investments in our digital platforms, including information technology systems, and significant development and expansion of our digital capabilities, including data science, data analytics, Artificial Intelligence, machine learning and natural language processing.
Our pursuit of this strategy has led us in recent years to promote new services, including e-commerce and DTC services, and introduce innovative new products and connected health offerings, including the Tylenol SmartCheck Digital Ear Scope, the Nicorette QuickMist SmartTrack, the Zyrtec AllergyCast app and the Neutrogena Skin360 app, that are outside of the traditional services and products we have historically provided to our consumers and customers. Expanding our service and product offerings through digital initiatives will expose us to additional risks and uncertainties associated with conducting business digitally, including the speed with which technology changes, technical failures, information security or cybersecurity incidents, consumer privacy and data protection concerns, ethical concerns, changes in state tax regimes and government regulation of internet activities. See “—Risks Related to Our Operations—An information security incident, including a cybersecurity breach, or the failure of an information technology system owned or operated by us or a third party, could adversely affect our business, results of operations or financial condition” and “—Risks Related to Government Regulation and Legal Proceedings—A breach of privacy laws or unauthorized access, loss or misuse of personal data could adversely affect our business, results of operations or financial condition.”
We may not be able to respond appropriately to these risks and uncertainties, or we may otherwise face challenges as we continue to implement our digital-first strategy. If we are unable to improve our data quality and access, drive e-commerce success, enhance our precision marketing capabilities or otherwise realize the intended benefits of our digital-first strategy, our growth prospects may be hindered, which could adversely affect our business, results of operations or financial condition. Many of our competitors are also investing in digital and omnichannel strategies and could be more successful at implementing these strategies, particularly if digital operations are already among their core competencies or if they decide to invest more resources in developing and expanding their digital platforms and digital capabilities. The size and global scale of our business may also enable digitally-native competitors to adapt to and implement digital developments and technological advancements with greater speed, agility and effectiveness. As a result of these and other factors, we may decide to adjust our focus on digital operations, or the pace at which we pursue our digital-first strategy, from time to time in the future, which could adversely affect our business, results of operations or financial condition.
The rapidly changing retail landscape, including our increasing dependence on key retail trade customers in developed markets, changes in the policies of our retail trade customers and the emergence of e-commerce and other alternative retail channels, could adversely affect our business, results of operations or financial condition.
Our products are sold in a highly competitive global marketplace, which, in recent years, has experienced increased retail trade concentration, the emergence of retail buying alliances, the rapid growth of e-commerce and the integration of traditional and digital operations at key retail trade customers. For 2021, 2020 and 2019, one of our customers accounted for approximately 14% of our total net sales and our top ten customers represented approximately 43% of our total net sales. For the fiscal nine months ended October 2, 2022, one of our customers accounted for approximately 14% of our total net sales and our top ten customers represented approximately 44% of our total net sales. Nonetheless, as a result of these trends, we are increasingly dependent on certain large-format retail trade customers in each of our business segments and some of these retail trade customers have significant bargaining strength. Retail trade customers have used, and may continue to use, their bargaining strength as leverage to demand increased investments across a diverse platform, inclusive of data, retail media, search, higher trade discounts, logistical services or fines and promotion, which could lead to reduced sales or profitability.
Although we have formed long-term relationships with many of our key retail trade customers, our contracts with these customers typically have stated terms of one to three years. Accordingly, these relationships could change on short notice, and the terms of our future agreements with retail trade customers, including with respect to volume, pricing or the introduction of new products and services, are subject to periodic negotiation with each retail trade customer. We may not have any recourse in the event a retail trade customer no longer wants to purchase products from us or reduces the number of items it purchases from us. The loss of a key retail trade customer or a significant number of smaller retail trade customers, or a significant reduction in sales to a key retail trade customer or a significant number of smaller retail trade customers, could adversely affect our business, results of operations or financial condition, particularly if, as a result, we would become increasingly dependent on a single customer or a small group of customers.
We also have been, and may continue to be, negatively affected by changes in the policies or practices of our retail trade customers, such as inventory de-stocking, fulfillment requirements, limitations on access to shelf space, delisting of our products, environmental, sustainability, supply chain or packaging standards or initiatives and other conditions. For example, a determination by a key retail trade customer that any of our ingredients should not be used in certain products, or that our packaging does not comply with certain environmental, sustainability, supply chain or packaging standards or initiatives, could require us to undertake a complex, time-consuming and costly process to reformulate our products or our packaging, which may lead to product shortages, declining sales, reputational damage and otherwise adversely affect our business, results of operations or financial condition. Moreover, the standards or initiatives established by our retail trade customers may conflict with one another, as has been the case with various “clean beauty” sustainability standards, which could impose additional costs on us and otherwise present challenges, particularly for our brands that have global or large distribution footprints.
In addition, the retail landscape in many markets continues to evolve as a result of the rapid growth of e-commerce retailers and price comparison websites, changing consumer preferences and purchasing patterns (as consumers increasingly shop online and via mobile and social applications) and the increased presence of alternative retail channels, such as subscription services and DTC businesses. These trends have accelerated in recent years, including during the COVID-19 pandemic. The rapid growth of e-commerce and the emergence of alternative retail channels have created, and may continue to create, pricing pressures for our retail trade customers or otherwise adversely affect our relationships with our retail trade customers. If we are not successful in continuing to adapt or effectively react to market trends and changes in consumer preferences and purchasing patterns, including by expanding sales through e-commerce, DTC and other alternative retail channels, our business, results of operations or financial condition could be adversely affected. See “—If we are unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences in a timely manner, or at all, our business, results of operations or financial condition could be adversely affected.”
Significant challenges or delays in our innovation and development of new products and technologies could adversely affect our business, results of operations or financial condition.
Significant challenges or delays in our innovation and development of new products and technologies could adversely affect our business, results of operations or financial condition. We rely on continued global demand for our brands and products, which depends on the continued success of existing products, the successful identification, development and launch of innovative new and differentiated products and the expansion into adjacent categories, channels of distribution or geographies. Development of successful products and technologies is also necessary to offset the loss of sales when our existing products lose market share, which could occur due to various factors, such as competition and SKU rationalization. We cannot predict with certainty when or whether we will be able to develop products and technologies, or otherwise license or acquire new products and technologies, and whether they will be commercially successful. Our ability to remain competitive within the categories in which we currently operate, enter new categories and expand into adjacent categories, channels of distribution or geographic markets depends on many factors, including whether we can successfully:
•identify, develop and fund technological innovations;
•establish, maintain, protect and enforce necessary intellectual property protection and avoid infringing on, misappropriating or otherwise violating the intellectual property rights of others;
•obtain and maintain approvals and registrations of regulated products, including from the FDA and other regulatory bodies in the United States and around the world;
•anticipate and quickly respond to the needs and preferences of consumers, customers and third-party partners; and
•differentiate our products from competing products by delivering efficient and effective marketing across evolving media and mobile platforms with dynamic privacy requirements.
Developing new products and technologies is a complex, time-consuming and costly process. Any new product may not generate sufficient consumer and customer interest and sales to become a profitable product or to cover the costs of its development and promotion. Our ability to achieve a successful launch of a new product could also be adversely affected by preemptive actions taken by competitors in response to the launch, such as increased advertising and promotional activities with respect to competing products. In addition, new products may not be accepted quickly or significantly in the marketplace, particularly in geographic markets that are less familiar with our company or our brands, including due to product and price competition or changes in consumer preferences or purchasing patterns. The success of a product can also be adversely affected by concerns about the reliability, safety or efficacy of the product or an ingredient used in the product. See “—Risks Related to Government Regulation and Legal Proceedings—Concerns about the reliability, safety or efficacy of our products or their ingredients could result in litigation, regulatory action, reputational damage, product recalls, product reformulations or product withdrawals, which could adversely affect our business, results of operations or financial condition.”
Our ability to quickly develop new products and technologies and to adapt and market our products on an ongoing basis to meet evolving consumer and customer preferences is an essential component of our business strategy. Any failure to develop and launch successful new products or to adapt our ingredients, packaging and supply chain to meet these preferences could hinder the growth of our business, and any delay in the development or launch of a new product could compromise our competitive position and otherwise adversely affect our business, results of operations or financial condition. See “—If we are unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences in a timely manner, or at all, our business, results of operations or financial condition could be adversely affected.” In addition, our ability to develop innovative new products could be adversely affected if third parties allege that we are infringing on, misappropriating or otherwise violating their intellectual property rights. If, in the course of identifying or developing new products, we are found to have infringed the trademark, trade secret, copyright, patent or other intellectual property rights of others, directly or indirectly, through the use of third-party ideas or technologies, our ability to develop innovative new products could be adversely affected. Even if it is ultimately determined that we did not infringe a third party’s intellectual property rights, a claim of infringement could delay our launch of a new product or increase the cost of its development. See “—Risks Related to Government Regulation and Legal Proceedings—We may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as trademark or patent infringement claims, and, if we are found to have violated the intellectual property rights of others, our business, results of operations or financial condition could be adversely affected.”
The COVID-19 pandemic has adversely affected, and is expected to continue to adversely affect, certain aspects of our business, results of operations or financial condition.
We are subject to risks associated with global health crises, epidemics and pandemics, including the global outbreak of COVID-19 and its variants. The COVID-19 pandemic has adversely affected, and is expected to continue to adversely affect, certain aspects of our business, results of operations or financial condition, including by causing commodity scarcities and other disruptions to our manufacturing operations, shipping delays and other disruptions to our supply chain and volatility in the demand for and availability and usage of our products. Although sales of some of our products, particularly in our Self Care and Essential Health segments, have increased during the COVID-19 pandemic, sales of other products, particularly in our Skin Health and Beauty segment, have fluctuated during the COVID-19 pandemic due to lockdown-driven lost usage occasions, including as a result of the inability of consumers to purchase our products due to financial hardship, government actions imposing travel or movement restrictions, shifts in demand and consumption away from more discretionary or higher-priced products to lower-priced products and consumer pantry-loading activity. The COVID-19 pandemic has also caused us to modify our workplace practices from time to time, such as by temporarily instituting remote work for many of our employees. We may take further actions to modify our business practices from time to time in the future in response to the COVID-19 pandemic, or any other global health crisis, epidemic or pandemic, as may be required by governmental directives or as we may otherwise determine to be in the best interests of our employees or third-party partners. These future actions could adversely affect our business, results of operations or financial condition.
The extent to which the COVID-19 pandemic will continue to impact our future operations will depend on numerous evolving factors that cannot be predicted with certainty, including the magnitude and duration of the COVID-19 pandemic, the extent to which the COVID-19 pandemic impacts worldwide macroeconomic conditions (including interest rates, employment rates and health insurance coverage), the speed of the anticipated recovery from the COVID-19 pandemic and governmental and business reactions to the COVID-19 pandemic. Any resurgence in the spread of COVID-19 or its variants could result in the imposition of new governmental directives and the implementation of prolonged restrictive measures that could further disrupt our operations. Given that developments concerning the COVID-19 pandemic have been constantly evolving, additional impacts and risks may arise that are not presently known to us. As a result, future impacts of the COVID-19 pandemic on our business, results of operations and financial condition remain uncertain, and we continue to monitor the situation.
In addition, to the extent the COVID-19 pandemic, or any other global health crisis, epidemic or pandemic, adversely affects our business, results of operations or financial condition, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
We have pursued, and expect to continue to pursue, acquisitions and divestitures, which exposes us to additional risks that could adversely affect our business, results of operations or financial condition.
We have historically expanded our operations by pursuing acquisitions of businesses, brands, assets and technologies from third parties. For example, in 2019 we acquired the Dr. Ci:Labo brand of dermocosmetic skin care products and in 2018 we acquired the Zarbee’s brand of nature-inspired wellness products. As part of our growth strategy, we expect to continue to pursue acquisitions of businesses, brands, assets and technologies from third parties in the future. Pursuing acquisition targets, signing and closing acquisition transactions and integrating acquired businesses, brands, assets and technologies into our ongoing operations involve numerous potential risks that could adversely affect our business, results of operations or financial condition, including:
•diverting management’s attention from other business priorities;
•receiving necessary consents, clearances and approvals in connection with a transaction, including under antitrust and competition laws, which could delay or prevent the completion of a transaction or otherwise restrict our ability to realize the expected financial or strategic goals of a transaction;
•successfully integrating the operations, technologies, services, products and systems of the acquired businesses, brands or assets in an effective, timely and cost-efficient manner;
•to the extent applicable, integrating operations across different cultures and languages and addressing the particular economic, currency, political and regulatory risks associated with specific countries;
•realizing the full extent of the expected benefits or synergies as a result of a transaction, within the anticipated time frame, or at all;
•successfully operating in new lines of business, categories, channels of distribution or geographic markets;
•achieving distribution expansion related to products, categories and geographic markets;
•retaining key employees, partners, suppliers and customers of the acquired business;
•conforming standards, controls, procedures and policies of the acquired business with our own;
•developing and launching products with acquired technologies; and
•other unanticipated problems or liabilities.
Moreover, our acquisitions have in the past resulted in, and could in the future result in, substantial exposure to contingent liabilities, such as litigation, indemnification claims and earn-out obligations. The occurrence of these or other costs of acquisitions, such as incurrence of substantial additional debt or transaction costs or impairment of goodwill or other intangible assets, could adversely affect our business, results of operations or financial condition. See Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus and Note 11, “Commitments and Contingencies,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for additional information, including with respect to indemnification claims related to over-the-counter Zantac products sold by third parties in the United States.
In addition, we have divested, and expect to continue to periodically divest in the future, businesses, brands and assets as part of ongoing efforts to refine our portfolio and redefine our strategic priorities. These divestitures may adversely affect our business, results of operations or financial condition if we are unable to offset the dilutive impacts from the loss of net sales associated with the divested businesses, brands or assets or otherwise achieve the anticipated benefits or cost savings from the divestitures. Furthermore, businesses, brands or assets under consideration for, or otherwise subject to, divestiture may be adversely impacted prior to completion of the divestiture, which could adversely affect our business, results of operations or financial condition.
For additional information about recent acquisitions and divestitures, see Note 14, “Acquisitions and Divestitures,” to our audited combined financial statements included elsewhere in this prospectus.
Increases in the availability and acceptance of private-label brands and generic non-branded products could adversely affect our business, results of operations or financial condition.
Many of our products, such as our OTC products, face substantial competition from retailers’ private-label brands and generic non-branded products, which are typically sold at lower prices than branded products. For example, in the allergy care category, where Zyrtec had the number two market share on a global basis in 2021, private-label brands collectively accounted for approximately 26% of the global sales in that category. In addition, in the pain care category, where Tylenol had the number one market share on a global basis in 2021, private-label brands collectively accounted for approximately 19% of the global sales in that category.
Legislative proposals emerge from time to time in various jurisdictions that would further encourage the early and rapid approval of generic non-branded products in those jurisdictions. An increase in the availability and acceptance of private-label brands and generic non-branded products around the world could cause us to reduce the prices of some of our products to maintain sales volume, which could adversely affect the profitability and market share of those products and otherwise adversely affect our business, results of operations or financial condition. Although we believe that our branded products provide superior quality, performance and functionality, we cannot predict with certainty the extent to which consumers will continue to favor our branded products over private-label and generic non-branded products in the future, particularly during periods when economic or market conditions are uncertain or unfavorable.
In addition, retailers’ private-label brands and generic non-branded products may use similar packaging and trade dress as our proprietary packaging and trade dress, which could diminish the value of our proprietary rights in our branded products. We may, from time to time, decide not to enforce such proprietary rights against these retailers due, in part, to uncertainty about the outcome and our relationship with these retailers, among other factors. See “—Risks Related to Government Regulation and Legal Proceedings—The loss of any registered trademark or other rights with respect to our trademarks or trade names could enable other companies to compete more effectively with us and otherwise adversely affect our business, results of operations or financial condition.”
Counterfeit, intellectual property infringing or other unauthorized versions of our products, particularly in our OTC business, could harm consumers and adversely affect our business, results of operations or financial condition.
Our industry, including our business, continues to be challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit, intellectual property infringing or other unauthorized products in a growing number of markets and over the internet. We have anticounterfeiting initiatives in place and work closely with government regulators and law enforcement officials to prevent and stop these activities. Nonetheless, third parties may illegally distribute and sell counterfeit, intellectual property infringing or other unauthorized versions of our OTC medicines or other products, which do not meet our rigorous manufacturing and testing standards. Counterfeit, intellectual property infringing or other unauthorized versions of our medicines may contain harmful substances, the wrong dose of an active pharmaceutical ingredient (“API”) or no API at all, depriving consumers of the therapeutic benefit of these medicines. However, to distributors and consumers, unauthorized versions of our products may be visually indistinguishable from the authentic versions and, as a result, the unauthorized versions may be sold by retailers or purchased by consumers in error. Counterfeit, intellectual property infringing or other unauthorized versions of our products pose a risk to consumer health and safety because of the conditions under which they are manufactured, which are often in unregulated, unlicensed, uninspected and unsanitary sites, as well as the lack of regulation of their contents. The consumption of unauthorized versions of our products that are inferior in quality yet believed to be genuine may, in some instances, cause consumer health and safety issues and damage our reputation.
We may be unable to prevent sales of counterfeit or stolen products, unauthorized resellers online or sales in violation of law or our policies, particularly as our sales on various e-commerce platforms grow. The internet exposes consumers to greater risk because it is a preferred vehicle for counterfeit, intellectual property infringing or other unauthorized versions of products. Counterfeit, intellectual property infringing or other unauthorized versions of our products could adversely affect our business, results of operations or financial condition by diverting our products from their authorized market into other channels or by being mistakenly attributed to, or impacting consumer confidence in, our authentic products, potentially resulting in lost sales, product recalls and an increased threat of legal or regulatory proceedings.

Risks Related to Our Operations
We rely on third parties in many aspects of our business, including to manufacture certain of our products, which exposes us to additional risks that could adversely affect our business, results of operations or financial condition.
We rely on relationships with third parties, including manufacturers, suppliers, distributors, contractors, logistics providers and other external business partners, in many aspects of our business. If we are unable to effectively manage our third-party relationships and the agreements under which our third-party partners operate, our business, results of operations or financial condition could be adversely affected. Furthermore, failure of these third parties to meet their obligations to us or substantial disruptions in our relationships with these third parties could adversely affect our business, results of operations or financial condition. While we have policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, compliance matters and ESG practices, thereby potentially increasing our reputational, legal, financial and operational risk. If our manufacturers, suppliers or other third-party partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, health and safety standards, production practices or other obligations, norms or ethical standards, our reputation or our brands could be damaged, and we could be exposed to litigation, investigations, enforcement actions, monetary liability and additional costs that could adversely affect our business, results of operations or financial condition. Moreover, some of our third-party partners are located outside the United States, which exposes us to additional risks inherent to conducting business around the world. These risks will increase as we continue to expand our global operations. See “—Risks Related to Financial and Economic Market Conditions—We face a variety of risks associated with conducting business around the world, and these risks will increase as we continue to expand our global operations.”
In particular, we partner with third parties to manufacture certain of our key products, such as Tylenol and Zyrtec. We depend on these third-party manufacturers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to us on a timely basis and at acceptable prices. However, these third-party manufacturers may not be able to meet our near-term or long-term manufacturing requirements, which could result in lost sales and otherwise adversely affect our business, results of operations or financial condition. Other risks associated with our reliance on third parties to manufacture products include reliance on third parties for regulatory compliance and quality assurance, potential misappropriation of our intellectual property by third parties or their employees, limited ability to manage our inventory, possible breach of the manufacturing agreement by the third party and the possible termination or nonrenewal of the manufacturing agreement by the third party at a time that is costly or inconvenient for us. Moreover, if any of our third-party manufacturers suffers any damage to its facilities, loses benefits under material agreements, experiences power outages or cybersecurity issues, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other reduction in efficiency, we may experience significant business disruption. In the event that such a disruption occurs, we may need to seek and source other qualified third-party manufacturers, likely resulting in further delays and increased costs, which could adversely affect our business, results of operations or financial condition. See “—Disruptions to our manufacturing or supplier operations could adversely affect our business, results of operations or financial condition.”
In connection with the Separation, we may need to replace certain of our existing contracts with third parties and, with respect to certain contracts, including contracts related to information technology and cybersecurity matters, that are intended to be transferred, in whole or in part, from Johnson & Johnson to us, obtain consents or approvals from third parties. If we are unable to obtain these replacement contracts or required consents or approvals, or if we can only do so on less favorable terms, our business, results of operations or financial condition could be adversely affected. See “—Risks Related to the Separation and the Distribution—The transfer of certain contracts and other assets and rights from Johnson & Johnson to us may require the consents or approvals of third parties and governmental authorities, and failure to obtain these consents or approvals could adversely affect our business, results of operation or financial condition.” In addition, upon expiration or termination of the Transition Services Agreement and the Transition Manufacturing Agreement we will enter into with Johnson & Johnson in connection with the Separation, we may need to engage alternative third-party sources to provide certain manufacturing operations, systems and services that Johnson & Johnson currently provides to us, which could further increase our exposure to the risks related to reliance on third parties described in the preceding two paragraphs. See “—Risks Related to Our Relationship with Johnson & Johnson—Johnson & Johnson may fail to perform under the Transition Manufacturing Agreement, or we may fail to have replacement manufacturing arrangements in place when the Transition Manufacturing Agreement expires” and “—Risks Related to Our Relationship with Johnson & Johnson—Johnson & Johnson may fail to perform under the Transition Services Agreement, or we may fail to have replacement systems and services in place when the Transition Services Agreement expires.”
Disruptions to our manufacturing or supplier operations could adversely affect our business, results of operations or financial condition.
Our ability to meet the needs of our consumers and customers depends on the proper functioning of our manufacturing and supplier operations. Our manufacturing operations require the timely delivery of sufficient amounts of complex, high-quality components and materials. Interruptions or delays in our internal operations, or those of our third-party manufacturers, suppliers and logistics providers, could adversely affect our business, results of operations or financial condition. These disruptions could be caused by a number of factors, including regulatory action, quality control or safety issues, labor disputes or the lack of availability of qualified personnel, concentration or insolvency of manufactures or suppliers, site-specific incidents (such as fires, explosions, flooding, power outages or site closures), natural disasters (such as hurricanes, earthquakes or other severe natural events), raw material shortages, increases in the cost of components and materials for our products, political unrest, terrorist attacks, cybersecurity incidents, epidemics, pandemics (such as the COVID-19 pandemic), global shipping, logistics, transport and warehousing constraints, governmental incentives and controls (including import and export restrictions, such as new or increased tariffs, sanctions, quotas or trade barriers), other unfavorable economic or market conditions, trade embargoes, customs and tax requirements and similar factors.
We have in the past faced, and may in the future face, unanticipated interruptions and delays in manufacturing through our internal and external supply chain. Manufacturing or supplier disruptions could result in product shortages, declining sales, reputational damage or significant costs, which could adversely affect our business, results of operations or financial condition. In addition, although we currently operate 25 in-house manufacturing facilities and source from hundreds of suppliers around the world, some of our products are currently manufactured at a single location or a limited number of locations. We also purchase certain key components and materials for our products, including APIs required to manufacture Tylenol, from single-source suppliers or a limited number of suppliers. As a result, a disruption that only impacts a single manufacturer, manufacturing facility or supplier could nonetheless have an adverse effect on our business, results of operations or financial condition.
The unavailability of qualified manufacturers or suppliers could further disrupt our operations. Our current manufacturing or supplier operations may not be able to continue to manufacture or supply current quantities at preferential prices or accommodate our anticipated growth. New manufacturers and suppliers may need to be qualified under industry and governmental standards as well as our own ethical and business partner standards, which can require a significant amount of resources. If we are unable to enter into relationships with new manufacturers or suppliers or replace the loss or unavailability of any of our existing manufacturers or suppliers on a timely basis, or at all, our business, results of operations or financial condition could be adversely affected.
Disruptions to our distribution operations could adversely affect our ability to deliver our products to consumers and customers.
Our ability to receive inventory and deliver products to distributors, customers and consumers on a timely basis depends on the proper functioning of our manufacturing, supplier and distribution operations, and interruptions or delays in these operations could adversely affect our business, results of operations or financial condition. Distribution disruptions can occur for many reasons, including manufacturing or supplier disruptions, labor disputes or the lack of availability of qualified personnel, concentration or insolvency of distributors or logistics providers, site-specific incidents, natural disasters, political unrest, terrorist attacks, cybersecurity incidents, epidemics, pandemics (such as the COVID-19 pandemic), other unfavorable economic or market conditions, trade embargoes, customs and tax requirements and similar factors. Increases in transportation costs (including fuel costs) or shipping costs, issues with overseas shipments, reductions in the transportation capacity of carriers, labor strikes or shortages in the transportation industry, disruptions to transportation infrastructure and unexpected delivery interruptions or delays could also increase the costs of, or otherwise adversely affect, our distribution operations.
Interruptions or delays in our distribution operations could disrupt our ability to process or fulfill customer or consumer orders. Any delay in processing, or inability to fulfill, customer or consumer orders through our distribution network could adversely affect our business, results of operations or financial condition. We are also subject to risks of damage to, or loss of, our products while they are stored in our warehousing facilities or being delivered by our shipping vendors. Distributors, customers and consumers rely on timely receipt of our products and any repeated, intermittent or long-term disruption to, or failure of, the operations of our warehousing and distribution facilities could lead to lower sales and profitability, excess inventory, reputational damage or loss of loyalty to our brands. In addition, as we continue to grow our business, we may need to continue to update or expand our warehousing and distribution facilities, which may require significant amounts of capital, or engage additional third-party distributors and shipping vendors, which may increase the risks to our business associated with reliance on third parties. See “—We rely on third parties in many aspects of our business, including to manufacture certain of our products, which exposes us to additional risks that could adversely affect our business, results of operations or financial condition.”
Volatility in the cost or availability of raw materials and other inputs for our products, including as a result of recent inflationary pressures, has adversely affected, and could in the future continue to adversely affect, our business, results of operations or financial condition.
The manufacture and distribution of our products involves a variety of raw materials, including essential oils, resins, pulp, tropical oils, lubricants, tallow, corn, poultry, soybeans and silicon; packaging components, including corrugate; and other inputs, including energy, labor, transportation (such as trucks, containers and ocean freight) and logistics services. Any increase in the cost, or constraint on the availability, of these raw materials, packaging components or other inputs for our products could adversely affect our business, results of operations or financial condition. Volatility in the cost or availability of these raw materials, packaging components and other inputs for our products can occur for many reasons, including changes in consumer and customer preferences and purchasing patterns, regulatory action, safety issues, labor issues, concentration or insolvency of suppliers, site-specific incidents, natural disasters, political unrest, terrorist attacks, cybersecurity incidents, epidemics, pandemics (such as the COVID-19 pandemic), other unfavorable economic or market conditions, trade embargoes, customs and tax requirements, currency fluctuations and similar factors.
Inflationary pressures have recently increased, and may continue to increase, the costs of these raw materials, packaging components and other inputs for our products. Since 2021, we have experienced, and we continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs that have adversely affected, and continue to adversely affect, our results of operations. We strive to maintain our usual profit margins in economies experiencing high inflation rates, which has in the past caused us (including in response to recent periods of high inflation in the United States), and may in the future cause us, to increase our prices and to implement supply chain optimization initiatives to partially offset the adverse effects of the high inflation. Specifically, since 2021, we have partially offset the impact of inflation largely through price increases, in addition to continued supply chain optimization initiatives. However, if our costs continue to be subject to significant inflationary pressures, we may not be able to offset the higher costs through price increases, achieve cost efficiencies, such as in manufacturing and distribution, or otherwise manage the exposure through sourcing strategies, ongoing productivity initiatives and the use of commodity hedging contracts, which could adversely affect our business, results of operations or financial condition. In addition, even if we are initially able to increase the prices of our products as a responsive measure to inflationary pressures, we may not be able to sustain these price increases, or sustained price increases may eventually lead to a decline in sales volume if our competitors do not increase their prices or if consumers or customers decide to no longer pay the higher prices for our products. As a result, inflationary pressures could damage our reputation or our brands or lead to loss of profitability or market share, which could adversely affect our business, results of operations or financial condition.
In addition, in certain cases, our relationship with a particular supplier may not be governed by a contract and the supplier could discontinue our supply at any time. This risk may be magnified in economies experiencing high inflation rates, as suppliers could respond to inflationary pressures by reallocating supply to competitors that are willing to pay more for the applicable materials or components. If we are unable to procure key raw materials or packaging components for our products at a reasonable cost, or at all, our business, results of operations or financial condition could be adversely affected.
If we are unable to accurately forecast demand for our products, our business, results of operations or financial condition could be adversely affected.
To ensure adequate inventory supply, we forecast inventory needs and place orders with our third-party manufacturers before firm orders are placed by our consumers or customers. Factors that could affect our ability to accurately forecast demand for our products include an unanticipated increase or decrease in demand for our products; our failure to accurately forecast acceptance for new products; product introductions by competitors; unanticipated changes in general market conditions (which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by our customers); the impact on demand due to natural disasters or unseasonable weather conditions, weakening of economic conditions or consumer or customer confidence in future economic conditions (which could reduce demand for our products); and terrorism or acts of war, or the threat thereof, or political or labor instability or unrest (which could adversely affect consumer or customer confidence and spending or the cost or availability of raw materials and other inputs for our products).
If we fail to accurately forecast consumer and customer demand for our products, we may experience excess inventory levels or a shortage of product to deliver to our consumers, customers and distributors. Inventory levels in excess of consumer or customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could damage our reputation and otherwise adversely affect our business, results of operations or financial condition. In addition, if we underestimate the demand for our products, our third-party manufacturers may not be able to manufacture products in quantities that are sufficient to meet our consumer or customer requirements, which could result in delays in the shipment of our products, lost sales and damage to our reputation and customer and distributor relationships. The difficulty in forecasting demand may also make it difficult to estimate our future results of operations or financial condition from period to period.
An information security incident, including a cybersecurity breach, or the failure of an information technology system owned or operated by us or a third party, could adversely affect our business, results of operations or financial condition.
Our business is increasingly dependent on information technology systems, networks and services, including internal and public internet and intranet sites, data hosting and processing facilities and technologies, cloud-based services and hardware, physical security systems, digital, social media and mobile technology platforms and other hardware, software and technical applications and platforms (collectively, “IT Systems”), some of which are managed, hosted, provided or used by third parties, including cloud-based service providers, and their vendors. Our uses of IT Systems include:
•communicating within our company and with other parties, including consumers, customers and third-party partners;
•ordering and managing materials from suppliers;
•manufacturing and testing our products;
•receiving and processing orders from, shipping products to and invoicing our consumers and customers;
•marketing products to consumers and customers;
•collecting, transferring, storing or processing personal data;
•processing transactions, including employee payroll, employee and retiree benefits and payments to customers and vendors;

•hosting, processing and sharing confidential and proprietary research, intellectual property, business plans and financial information;
•summarizing and reporting results of operations, including financial reporting;
•managing our banking and other cash liquidity systems and platforms;
•complying with legal, regulatory and tax requirements;
•providing data security; and
•handling other processes involved in managing our business.
Our IT Systems and those of third parties with which we partner or their vendors could be damaged, breached or cease to function properly due to any number of causes, including catastrophic events, natural disasters, power outages, computer and telecommunications failures, improper data handling, viruses, phishing attempts, cyberattacks, malware and ransomware attacks, security breaches, security incidents or employee error or malfeasance. In particular, extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these systems and networks and the confidentiality, integrity and availability of our sensitive data. The overall increase in supply chain attacks on companies generally and our interdependency on third-party service providers increase the potential for supply disruptions and service outages.
Certain of our third-party partners and their vendors have access to portions of our IT Systems, and any attack on the IT Systems of these third-party partners or their vendors could then be used to attempt to infiltrate our IT Systems. Furthermore, any cybersecurity incident impacting our third-party partners or their vendors may adversely affect our business, results of operations or financial condition even if the breach does not directly impact our IT Systems. If the market for third parties that provide the IT Systems we use in our business were to contract or converge in the future, this may increase both the challenge in identifying capable service providers and the potential impact of a breach incident with any single service provider.
Cyberattacks and other cybersecurity incidents are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives (including industrial espionage) and expertise, including nation-states, organized criminal groups, “hacktivists,” insiders acting with malicious intent and others. Our IT Systems and those of third parties with which we partner or their vendors have been, and likely will continue to be, subject to advanced computer attacks, including viruses or other malicious code, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other cyberattacks. In addition, the global threat of cyberattacks has increased in response to the Russia-Ukraine War. See “—Risks Related to Financial and Economic Market Conditions—The Russia-Ukraine War, and actions taken in response to the Russia-Ukraine War, could adversely affect our business, results of operations or financial condition.”
We continually assess these threats and make investments to increase internal protection, detection and response capabilities and ensure the third parties with which we partner and their vendors have the required capabilities and controls to address these risks. However, our security efforts may not prevent or timely detect breakdowns, breaches, cyberattacks or other compromises of or interruptions to our IT Systems or those of third parties with which we partner or their vendors, and we may not be able to timely remediate any breakdowns, breaches, cyberattacks or other compromises or interruptions that we detect, which could adversely affect our business, results of operations or financial condition. Furthermore, notwithstanding any contractual rights or remedies we may have, because we do not control, and may have limited oversight over, our third-party partners and their vendors, we cannot ensure the technologies, capabilities and controls they employ to protect the integrity and security of their IT Systems will provide adequate protection. In addition, we, third parties with which we partner and their vendors periodically upgrade IT Systems or adopt new technologies. If an upgrade to an IT System or a newly adopted technology that is used in our business does not function as designed or for its intended purpose, or increases our exposure to a cyberattack or cybersecurity incident, our business, results of operations or financial condition could be adversely affected.

To date, we have not experienced any material impact to our business or operations resulting from information security or cybersecurity incidents. However, due to the frequency with which attack techniques change and the increased volume and sophistication of attacks, there is the continuous potential for our business, results of operations or financial condition to be adversely affected by an information security or cybersecurity incident involving us or a third party with which we partner or its vendor, which could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action. Moreover, we expect that the variety and magnitude of risks associated with our use of IT Systems will increase as we continue to implement our digital-first strategy and as our third-party partners similarly expand their digital operations.
The availability of cybersecurity insurance to cover an information security or cybersecurity incident in the future, whether on economically reasonable terms or at all, is uncertain and, even if available, the coverage may not be sufficient to cover all financial, legal, business or reputational losses that may result from a breakdown, breach, cyberattack or other compromise of or interruption to the IT Systems or confidential and other sensitive information used in our business. If we maintain cybersecurity insurance, the insurer may deny coverage as to any future claim. Even if we maintain cybersecurity insurance, the successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, results of operations or financial condition. See “—Insurance coverage, even where available, may not be sufficient to cover losses we may incur.” In addition, limitation of liability or indemnity provisions in our contracts, including with vendors and service providers, may not be enforceable or adequate or otherwise protect us from any liabilities or damages for an information security or cybersecurity incident with respect to any particular claim.
In connection with the Separation, we will work to separate our IT Systems from Johnson & Johnson’s IT Systems. Any of the foregoing risks may be exacerbated by the Separation as a result of the required transition of our IT Systems and related transfer of data. See “—Risks Related to the Separation and the Distribution—We will incur significant charges in connection with the Separation and incremental costs as a standalone public company.”
For additional information about risks related to privacy and data protection matters, see “—Risks Related to Government Regulation and Legal Proceedings—A breach of privacy laws or unauthorized access, loss or misuse of personal data could adversely affect our business, results of operations or financial condition.”
Our business depends on our ability to attract and retain talented, highly skilled employees and a diverse workforce, and on the succession of our senior management.
Our business depends on our ability to attract and retain talented employees representing diverse backgrounds, experiences and skill sets. The market for highly skilled personnel and leaders in our industry is extremely competitive, and our ability to compete depends on our ability to hire, develop and motivate highly skilled personnel and leaders in all areas of our business and in all geographic markets in which we operate, particularly as we continue to implement our digital-first strategy and expand our global operations. Maintaining our brands and our reputation, and a diverse, equitable and inclusive work environment, enables us to attract top talent. If we are less successful in our hiring efforts, or, if we cannot retain highly skilled workers and key leaders, then our ability to develop, market and sell successful products could be adversely affected. Furthermore, our ability to attract and retain talent has been, and may continue to be, impacted to varying degrees by challenges in the labor market that emerge from time to time, such as wage inflation, labor shortages, changes in immigration laws and government policies and a shift toward remote work and other flexible work arrangements.
As part of Johnson & Johnson, we have been able to capitalize on Johnson & Johnson’s historical market reputation, performance and corporate brand identity to attract and retain key personnel to run and operate our business. As a standalone company, we will not have the same historical market reputation, performance or corporate brand identity as Johnson & Johnson, which may make it more difficult for us to attract or retain such personnel. In connection with the Separation, we will need to hire and integrate a significant number of employees on an expedited basis to enable us to continue to operate without the same access to Johnson & Johnson’s existing operational and administrative infrastructure. Furthermore, the Separation could result in new and increased demands on our management team and other employees. Current or prospective employees could also experience uncertainty about their future roles at our company as a result of the Separation or other strategic, organizational or operational changes in the future. As a result, we may lose key personnel or we may be unable to attract, integrate, retain or motivate qualified individuals, or the costs associated with attracting, integrating, retaining or motivating personnel may increase. Any impact on our ability to operate our business with employees possessing the appropriate expertise could adversely affect our business, results of operations or financial condition.
Effective succession planning is also important to our long-term success. Any unsuccessful implementation of our succession plans or failure to ensure effective transfer of knowledge and smooth transitions involving key employees could adversely affect our business, results of operations or financial condition.
Labor disputes, strikes, work stoppages or other labor relations matters could adversely affect our business, results of operations or financial condition.
Some of our employees are members of unions or trade associations, represented by works councils or otherwise subject to collective bargaining agreements in certain jurisdictions, including the United States. As a result, we are exposed to risks associated with labor disputes, strikes, work stoppages and other similar labor relations matters. We may be unable to negotiate new collective bargaining agreements on similar or more favorable terms, and we may experience work stoppages, higher ongoing labor costs or other labor issues in the future. These risks may be increased by the Separation to the extent we are no longer able to benefit from Johnson & Johnson’s existing relationships and prior negotiations relating to collective bargaining agreements. We may also experience difficulties or delays in implementing changes to our workforce in certain geographic markets or in building our workforce in new geographic markets that we may enter.
 Legislative proposals are made or discussed from time to time to increase the federal minimum wage in the United States as well as the minimum wage in a number of federal, state and local jurisdictions around the world. As the applicable minimum wage rates increase, we may need to increase the wage rates of our hourly employees. If we fail to increase our wages competitively in response to increasing wage rates, the quality of our workforce could decline. Legislative proposals are also made or discussed from time to time to modify benefit programs, such as health insurance and paid leave programs. Any increase in the cost of our labor as a result of these or other legislative proposals could adversely affect our business, results of operations or financial condition.
Our manufacturers, suppliers or other third-party partners may also be affected by labor-related issues, which could disrupt our operations, potentially for an extended period of time, and otherwise adversely affect our business, results of operations or financial condition. See “—We rely on third parties in many aspects of our business, including to manufacture certain of our products, which exposes us to additional risks that could adversely affect our business, results of operations or financial condition.”
Climate change, or legal, regulatory or market measures to address climate change, could adversely affect our business, results of operations or financial condition.
Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere, which could have an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters, could adversely affect our business, results of operations or financial condition. Natural disasters and extreme weather conditions, such as hurricanes, tornados, earthquakes, wildfires or flooding incidents, pose physical risks to our facilities and have in the past, and could in the future, disrupt the operation of our supply chain. The impacts of the changing climate on water resources may result in water scarcity, limiting our ability to access sufficient high-quality water in certain locations, which may increase operational costs. Concern over climate change may also result in new laws or regulations designed to reduce greenhouse gas emissions or mitigate the effects of climate change on the environment. If new laws or regulations are more stringent than current laws or regulations, we may experience disruption in, or an increase in the costs associated with, sourcing, manufacturing and distribution of our products. See “—Risks Related to Government Regulation and Legal Proceedings—We are subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect our business, results of operations or financial condition.”

For additional information about risks related to climate change and sustainability matters, including our climate change and sustainability goals, see “—Increasing scrutiny and rapidly evolving expectations from stakeholders regarding ESG matters could adversely affect our business, results of operations or financial condition.”
Increasing scrutiny and rapidly evolving expectations from stakeholders regarding ESG matters could adversely affect our business, results of operations or financial condition.
Increasing scrutiny and rapidly evolving expectations, including by governmental and non-governmental organizations, consumer advocacy groups, third-party interest groups, investors, consumers, customers, employees and other stakeholders, regarding ESG practices and performance, particularly as they relate to the environment, sustainability, climate change, health and safety, supply chain management, diversity, labor conditions and human rights, could adversely affect our business, results of operations or financial condition. The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized and continue to evolve. Legislators and regulators have imposed, and likely will continue to impose, ESG-related legislation, rules and guidance, which may conflict with one another, create new disclosure obligations, result in additional compliance costs or expose us to new or additional risks. In addition, customers and other stakeholders have encouraged or insisted on, and likely will continue to encourage or insist on in the future, the adoption of various ESG practices that may conflict with one another and may exceed the requirements of applicable laws or regulations. Furthermore, certain organizations that provide information to investors have developed ratings for evaluating companies on their approach to various ESG matters. Implementing any necessary enhancements to our global processes and controls to reflect the increased scrutiny and rapidly evolving expectations regarding ESG matters may be complex, time-consuming and costly.
In 2020, we launched our Healthy Lives Mission, which includes a public commitment to invest $800 million by 2030 intended to position our brands as healthy choices for both people and the planet. We expect to expend significant resources to promote our Healthy Lives Mission and our broader ESG efforts. However, we may be unable to successfully implement our ESG efforts or the changes we implement in connection with our ESG efforts may not generate the intended effects, which could adversely affect our business, results of operations or financial condition. For example, our ESG goals and commitments could hinder our ability to obtain sufficient amounts of products or materials, either at a reasonable cost or at all, including because our ESG goals and commitments could reduce the number of manufacturers or suppliers with business practices or access to materials that satisfy the requirements of our ESG goals and commitments. In addition, we expect that stakeholders will compare our ESG goals and commitments against those of our competitors. Our competitors could have more robust ESG goals and commitments or be more successful at implementing their ESG goals and commitments than us, which could adversely affect our reputation. Our competitors could also decide not to establish ESG goals and commitments at a scope or scale that is comparable to our ESG goals and commitments, which could result in our competitors having lower supply chain or operating costs.
Our reputation may be affected by our perceived ESG credentials and our ability to meet our ESG goals. Despite our efforts, any actual or perceived failure to achieve our ESG goals or the perception (whether or not valid) that we have failed to act responsibly with respect to ESG matters, comply with ESG laws or regulations or meet societal, investor and consumer ESG expectations could result in negative publicity and reputational damage, lead consumers or customers to purchase competing products or investors to choose not to invest in our company or cause dissatisfaction among our employees or other stakeholders, which could adversely affect our business, results of operations or financial condition.
Insurance coverage, even where available, may not be sufficient to cover losses we may incur.
Our business exposes us to the risk of liabilities and losses arising from our operations. For example, we may be liable for claims brought by consumers, customers, employees or other third parties for personal injury or property damage arising from the use of our products or premises. We also may face liabilities or losses due to site-specific incidents (such as fires, explosions, flooding or power outages), natural disasters (such as hurricanes, earthquakes or other severe natural events), cybersecurity incidents and similar factors. We seek to minimize these risks where practicable and economical through various insurance contracts from third-party insurance carriers. However, any insurance coverage we purchase or otherwise have access to is subject to large deductibles on individual claims, policy limits (on individual claims and on all claims in the aggregate) and other terms and conditions. We retain an insurance risk reserve for the deductible portion of each claim and for any gaps in insurance coverage. We do not view insurance, by itself, as a material mitigant to our business risks, and our insurance may not be sufficient to cover losses we may incur. Any losses that insurance does not substantially cover could adversely affect our business, results of operations or financial condition. In addition, the insurance industry has become more selective in offering some types of insurance, such as product liability and cybersecurity insurance, and we may not be able to obtain certain insurance coverage on favorable terms, or at all, in the future.
Significant product returns or refunds could adversely affect our business, results of operations or financial condition.
In accordance with our terms of sale, we allow our customers to return products in exchange for reimbursement and refund. In addition, some of our agreements with our retail trade customers provide that we are responsible for the logistical costs associated with certain product returns. Return rates and related costs may be higher for products with degrees of unpredictable seasonable demand, such as products used for sun protection or to treat coughs and colds. If product returns or refunds are significant or higher than anticipated, our business, results of operations or financial condition could be adversely affected. Furthermore, we and our third-party partners, including retail trade customers and third-party e-commerce partners, modify policies relating to returns or refunds from time to time, and may do so in the future, which may result in consumer dissatisfaction, damage to our reputation or our brands or an increase in the number of product returns or the amount of refunds we make. From time to time, our products are not received as expected or are damaged in transit, which can increase return rates, damage our reputation or our brands and otherwise adversely affect our business, results of operations or financial condition.
Risks Related to Government Regulation and Legal Proceedings
We are subject to a broad range of laws and regulations in the United States and around the world, and compliance with or enforcement actions related to these laws and regulations could adversely affect our business, results of operations or financial condition.
We are subject to a broad range of laws and regulations in the United States and around the world. These laws and regulations apply to many areas of our business, including most aspects of our products, such as their development, ingredients, formulation, manufacture, packaging content, labeling, storage, transportation, distribution, export, import, advertising, sale and environmental impact. Compliance with or enforcement actions related to these laws and regulations could adversely affect our business, results of operations or financial condition. In the United States, federal authorities, including the Food and Drug Administration, the Federal Trade Commission, the Consumer Product Safety Commission, the Occupational Safety and Health Administration, the Environmental Protection Agency and the Drug Enforcement Administration, regulate different aspects of our business, along with parallel authorities at the state and local levels and comparable authorities in other jurisdictions.
In particular, the FDA and comparable authorities in other jurisdictions regulate the facilities and operational procedures that we use to manufacture our products. We are required to register our facilities with these authorities and manufacture products in these facilities in accordance with current Good Manufacturing Practices (“cGMP”) or similar manufacturing standards in each country in which we manufacture products. Compliance with these regulations and with our own quality standards, which may exceed applicable government regulations, requires substantial expenditures of time, money and effort across many areas of our business, including with respect to training of personnel, recordkeeping, production, quality control and quality assurance. Failure to comply with cGMP or similar manufacturing standards at one of our or our third-party partners’ facilities could result in adverse regulatory action. For example, McNEIL-PPC, Inc. (renamed “Johnson & Johnson Consumer Inc.”), whose assets will be transferred to us in connection with the Separation, previously operated under a consent decree, signed in 2011 with the FDA, which governed certain of its manufacturing operations and required it to remediate the facilities it operates in Lancaster, Pennsylvania, Fort Washington, Pennsylvania and Las Piedras, Puerto Rico. The FDA has completed its inspections of these facilities, which included a required five-year audit period by a third-party cGMP expert, and this consent decree was vacated in July 2021.
New or more stringent laws or regulations, more restrictive interpretations of existing laws or regulations or increased enforcement actions by governmental and regulatory agencies around the world could increase our ongoing costs of compliance, alter the environment in which we do business or otherwise adversely affect our business, results of operations or financial condition. The global regulatory landscape is subject to rapid and unexpected changes, including as a result of the Russia-Ukraine War, the COVID-19 pandemic and the formal withdrawal of the United Kingdom from the European Union (commonly referred to as Brexit), and there has been a general trend toward increasingly stringent regulation and enforcement around the world in recent years. If we fail to comply with any new or existing laws or regulations, we may be required to pay damages, cease advertising or promotional activities, alter our products or marketing materials, cease selling certain products and possibly face fines or sanctions. Furthermore, as we continue to expand our global operations, we may be required to comply with market-specific laws and regulations, including by obtaining approvals, licenses or certifications from a particular country’s regulators. Failure to obtain these approvals, licenses or certifications or comply with these laws or regulations could impede our growth prospects and otherwise adversely affect our business, results of operations or financial condition.
While it is our policy and practice to comply with all laws and regulations applicable to our business, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees, joint venture partners or agents. A finding that we are in violation of, or out of compliance with, applicable laws or regulations could subject us to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, any of which could adversely affect our business, results of operations or financial condition. Even if a claim is unsuccessful, is without merit or is not fully pursued, the cost of responding to such a claim, including management time and out-of-pocket expenses, and the negative publicity surrounding such assertions regarding our products, processes or business practices could adversely affect our reputation or our brands and otherwise adversely affect our business, results of operations or financial condition.
For additional information about the regulatory landscape applicable to our business, see “Business—Government Regulations.” For additional information about risks related to the regulatory landscape applicable to our business, see “—A breach of privacy laws or unauthorized access, loss or misuse of personal data could adversely affect our business, results of operations or financial condition”, “—Our extensive operations and business activity throughout the world expose us to a variety of laws and regulations related to anti-corruption and human rights matters, and enforcement actions related to these laws and regulations could adversely affect our business, results of operations or financial condition” and “—We are subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect our business, results of operations or financial condition.”
We are, and could become, subject to significant legal proceedings and regulatory investigations that may result in significant expenses, fines and reputational damage.
In the ordinary course of business, we may be subject to a wide variety of claims, lawsuits and regulatory and governmental investigations involving various issues such as intellectual property, commercial contracts, product liability, labeling, marketing, advertising, pricing, foreign exchange controls, antitrust and trade regulation, labor and employment, pension, indemnification, data privacy and security, environmental, health and safety and tax matters. These claims and lawsuits may result in significant expenses, fines and reputational damage. Litigation, in general, and securities, derivative action, class action and multi-district litigation, in particular, can be expensive and disruptive, regardless of the merit of the underlying claims. Some of these matters may include thousands of plaintiffs, may involve parties seeking large or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years. It is not feasible to predict the ultimate outcome of a legal proceeding, and our assessment of the materiality of a legal proceeding, including any accruals taken in connection therewith, may not be consistent with the ultimate outcome of the legal proceeding. We could, from time to time in the future, be required to pay significant amounts as a result of settlements or judgments in legal proceedings, potentially in excess of accruals, including proceedings where we could be held jointly and severally liable among other defendants. In addition, our current estimates of the potential impact of legal proceedings on our business, results of operations or financial condition could change from time to time in the future. The resolution of, or increase in accruals for, a legal proceeding in a particular reporting period could adversely affect our business, results of operations or financial condition for that period.

For additional information about our current legal proceedings, see Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus and Note 11, “Commitments and Contingencies,” to our unaudited condensed combined financial statements included elsewhere in this prospectus.
Concerns about the reliability, safety or efficacy of our products or their ingredients could result in litigation, regulatory action, reputational damage, product recalls, product reformulations or product withdrawals, which could adversely affect our business, results of operations or financial condition.
Concerns about the reliability, safety or efficacy of our products or their ingredients, whether raised internally or by litigants, regulators, consumer advocacy groups, third-party interest groups or others, and whether or not based on scientific or factual evidence, have resulted, and could in the future result, in governmental investigations, regulatory action (including the shutdown of manufacturing facilities), private claims and lawsuits, significant remediation and related costs, safety alerts, product shortages, declining sales or reputational damage (including damage to brand image, brand equity and consumer trust in our products). We have in the past paid, and we may be required in the future to pay, for losses or injuries purportedly caused by our products. These claims may be based on a variety of allegations, including that our products contain contaminants or impurities, provide inadequate instructions or warnings regarding their use, have defective packaging, fail to perform as advertised or damage property or persons. If any of our products, or an ingredient contained in any of our products, is perceived or found to be contaminated or tampered with, or otherwise defective or unsafe, we have needed to, and may in the future need to, recall, reformulate or withdraw our products, which could result in the adverse effects described above. The availability of third-party product liability insurance is uncertain and, even if available, potential claims may be subject to a deductible, exceed the amount of coverage or be excluded under the terms of the policies. See “—Risks Related to Our Operations—Insurance coverage, even where available, may not be sufficient to cover losses we may incur.”
Product recalls, product reformulations and product withdrawals of various magnitudes have occurred in each of our business segments and may occur in the future, including as a result of manufacturing issues, contamination issues, shipping and other supply chain issues and labeling issues. For example, with respect to our Skin Health and Beauty segment, in July 2021, Johnson & Johnson Consumer Inc. (“Old JJCI”) voluntarily recalled all lots of five Neutrogena and Aveeno aerosol sunscreen product lines to the consumer level and advised consumers to stop using the affected products out of an abundance of caution after internal testing identified low levels of benzene in some samples of the products, though based on exposure modeling and the U.S. Environmental Protection Agency’s framework, daily exposure to benzene in the recalled products would not be expected to cause adverse health consequences. See Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus for additional information regarding benzene.
We have also faced, and could face in the future, concerns about the reliability, safety or efficacy of the ingredients used in our products. Scrutiny of ingredients we use in our products, including scrutiny that originates on digital or social media platforms, may result in an inability to use, or restrictions on the use of, the ingredients or a requirement for remedial action, which could cause us to incur significant additional costs, particularly if we need or otherwise decide to reformulate the affected products, or result in litigation. For example, Johnson & Johnson Inc. (Canadian affiliate) (“JJI”) previously sold over-the-counter Zantac (ranitidine) products in Canada. JJI has been named as a defendant, along with other manufacturers, in four proposed class actions in Canada alleging that Zantac and other over-the-counter medications that contain ranitidine may degrade and result in unsafe levels of NDMA (N-nitrosodimethylamine) and can cause or have caused various cancers in patients using the products. JJI has also been named as a defendant, along with other manufacturers, in various personal injury actions in Canada related to Zantac products. Though we may have rights to indemnification from third parties for certain liabilities relating to these claims, it is not possible, at this stage, to assess reliably the outcome of these lawsuits or the potential financial impact on the Company. Johnson & Johnson has also received demands for indemnification for legal claims related to over-the-counter Zantac products sold by third parties in the United States. In addition, Johnson & Johnson Consumer Inc. and other subsidiaries of Johnson & Johnson have been named in cases alleging that prenatal exposure to Tylenol, an acetaminophen product, is associated with the development of autism spectrum disorder and attention-deficit/hyperactivity disorder in children. Plaintiffs have asserted similar claims against retailer chains, alleging similar injuries resulting from use of store-brand generic acetaminophen products. In September 2022, the

Judicial Panel on Multidistrict Litigation (“MDL”) consolidated all such cases pending in the U.S. federal courts. At this time, the MDL proceedings are in their early stages. It is not possible at this stage to assess reliably the outcome of these cases or the potential financial impact on the Company. See Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus and Note 11, “Commitments and Contingencies,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for additional information regarding litigation related to Zantac and acetaminophen.
If we remove certain ingredients from our products, either voluntarily or pursuant to a regulatory mandate, we may not be able to successfully develop an alternative formulation or obtain necessary regulatory approvals on a timely basis, or at all. Furthermore, any reformulated product we introduce to the market may not be positively received by consumers and customers, which could result in lost sales, damage our reputation or our brands or otherwise adversely affect our business, results of operations or financial condition.
Moreover, negative perceptions of our products or their ingredients may arise from product liability claims, product recalls or product withdrawals, regardless of whether the claims, recalls or withdrawals directly involve us or our products. In addition, the mere publication of information asserting concerns about the reliability, safety or efficacy of competing products or ingredients in competing products that are also used in our products could adversely affect our business, results of operations or financial condition. Increased regulation, litigation or adverse publicity concerning ingredients used in our products, such as acetaminophen, may discourage consumers from buying our products that contain those ingredients, even when the regulation, litigation or publicity does not directly relate to or expressly mention us or our products, and even if not accurate. In addition, we believe our products are reliable, safe and effective when used for their intended purposes in accordance with label directions. However, consumers have misused, and may in the future misuse, our products, including for unauthorized, nefarious or other unintended purposes, which in certain instances has had, and may in the future have, serious or even fatal implications. Misuse of our products has led to, and may in the future lead to, criticism on digital and social media platforms, negative coverage by traditional media and other forms of adverse publicity regarding our products or their ingredients, which could similarly discourage consumers from buying our products or otherwise adversely affect our reputation or our brands. See “—Risks Related to Our Business and Industry—Our brands are critical to our success, and damage to our reputation or our brands could adversely affect our business, results of operations or financial condition.”
Legal proceedings related to talc or talc-containing products, such as Johnson’s Baby Powder, sold outside the United States and Canada and other risks and uncertainties related to talc or talc-containing products could adversely affect our business, results of operations or financial condition.
A significant number of personal injury claims alleging that talc causes cancer have been made against Old JJCI and Johnson & Johnson arising out of the use of body powders containing talc, primarily Johnson’s Baby Powder.
In October 2021, Old JJCI implemented a corporate restructuring, as a result of which LTL Management LLC (“LTL”), a subsidiary of Johnson & Johnson, was established through a demerger procedure and assumed sole responsibility for all liabilities of Old JJCI related in any way to injury or damage, or alleged injury or damage, sustained or incurred in the purchase or use of, or exposure to, talc, including talc contained in any product sold in the United States or Canada, or to the risk of, or responsibility for, any such damage or injury, including such liabilities based on the contamination, or alleged contamination, of talc, including talc contained in any product sold in the United States and Canada, with asbestos or any other material (the “Talc-Related Liabilities”). Pursuant to the Separation Agreement, Johnson & Johnson will retain the Talc-Related Liabilities and, as a result, will agree to indemnify us for the Talc-Related Liabilities and any costs associated with resolving such claims. Such claims represent the vast majority of claims relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products. We will, however, remain responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold outside the United States or Canada.

In October 2021, LTL filed for voluntary bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. LTL will remain a subsidiary of Johnson & Johnson (and not the Company) following the Separation, and it is intended that all claims related to the Talc-Related Liabilities will be resolved in these bankruptcy proceedings. In February 2022, the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”) denied claimants’ motions to dismiss the bankruptcy. However, in January 2023, a three-judge panel of the United States Court of Appeals for the Third Circuit reversed the Bankruptcy Court and remanded the case for dismissal. LTL is petitioning the Third Circuit for a rehearing en banc, and the bankruptcy case remains in place while the decision on the rehearing is pending. As a result of these proceedings, LTL may not be able to successfully reorganize through bankruptcy, and we cannot predict with certainty the amount of Talc-Related Liabilities that LTL or Johnson & Johnson will be required to pay, whether in connection with the bankruptcy proceedings or otherwise.
It is also possible that various parties will seek to bring and will be successful in bringing claims against us, including by raising allegations that we are liable for the Talc-Related Liabilities. Although, under the Separation Agreement, Johnson & Johnson will agree to indemnify us for the Talc-Related Liabilities and any costs associated with resolving such claims, we cannot assure you that the indemnity from Johnson & Johnson will be sufficient to protect us against the full amount of these liabilities or that Johnson & Johnson will be able to fully satisfy its indemnification obligations. See “—Risks Related to Our Relationship with Johnson & Johnson—In connection with the Separation, Johnson & Johnson will indemnify us for certain liabilities. However, we cannot assure you that the indemnity will be sufficient to protect us against the full amount of such liabilities or that Johnson & Johnson’s ability to satisfy its indemnification obligation will not be impaired in the future.”
Furthermore, we have been, and may continue to be, subject to claims arising out of the sale of talc-based Johnson’s Baby Powder that do not constitute Talc-Related Liabilities, including claims relating to the sale of talc-based Johnson’s Baby Powder outside the United States or Canada. We are currently subject to a few such claims which are in early stages, and as such, we cannot reasonably estimate any probable loss relating to such claims. While we believe we have substantial defenses to these claims, it is not feasible to predict the ultimate outcome of these litigations. Although we have discontinued the sale of talc-based Johnson’s Baby Powder in certain markets, including the United States and Canada, and the sale of talc-based Johnson’s Baby Powder will be discontinued globally in 2023, we presently sell talc-based Johnson’s Baby Powder in certain other markets around the world. Given this, we may be subject to additional claims related to the sale of talc-based Johnson’s Baby Powder in markets where we presently sell this product, as well as additional claims related to the sale of talc-based Johnson’s Baby Powder in markets where we have discontinued this product (such as in the United States and Canada), including potential governmental inquiries, investigations, claims and consumer protection cases from state attorneys general. We expect that these other claims, whether currently pending or made in the future, would not be resolved by LTL’s bankruptcy filing and that any related liabilities would not be covered by Johnson & Johnson’s indemnification obligations under the Separation Agreement. As a result, it is possible that these additional claims could adversely affect our business, results of operations or financial condition.
In addition, Johnson & Johnson has received inquiries, subpoenas and requests to produce documents regarding talc matters from various U.S. governmental authorities and is also subject to consumer protection cases and investigations from state attorneys general.
We may not be able to successfully establish, maintain, protect and enforce intellectual property rights that are, in the aggregate, material to our business.
We rely on a combination of intellectual property rights, including our trademarks, trade secrets, patents and copyrights, as well as rights to third-party intellectual property pursuant to licenses and other contracts, to establish, maintain, protect and enforce the intellectual property and proprietary information used in our business.
We may not be able to establish, maintain, protect or enforce our own intellectual property rights or, where appropriate, license in intellectual property rights necessary to support new product introductions. In addition, intellectual property is territorial, and, even if such rights are protected in the United States, the laws of other countries in which our products are or may be sold do not universally protect intellectual property rights to the same extent or in the same way as U.S. intellectual property laws. Public policy, both within and outside the United States, has often become increasingly unfavorable toward certain classes of intellectual property rights. We cannot be certain that we will obtain adequate intellectual property protection for new products and technologies in the United States and other important markets or that such protections will last as long as originally anticipated.
Our intellectual property rights could be invalidated, circumvented or challenged in the future, and we could incur significant costs in connection with legal actions relating to such rights. If other parties infringe on, misappropriate or otherwise violate our intellectual property rights, they could diminish the value that consumers or customers associate with our brands in the marketplace and otherwise adversely affect our business, results of operations or financial condition.
From time to time, legal action has been, and may in the future be, necessary to maintain, protect and enforce our intellectual property and other proprietary rights. We may not be successful in prevailing in any such matters, regardless of the merits or our expenditures and efforts. Our efforts to enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights, and if such defenses, counterclaims or countersuits are successful, it could diminish, or we could otherwise lose, valuable intellectual property and other proprietary rights.
For certain of our products, we rely on inbound and outbound third-party licensing arrangements, the loss of which could adversely affect our business, results of operations or financial condition. In the event that any inbound license pursuant to which we use intellectual property rights of a third party expires or is otherwise terminated, we would lose the right to use the intellectual property covered by the license, which could require us to develop or license in alternative intellectual property. Our rights as a licensee could be similarly reduced if the applicable licensor fails to maintain or protect the licensed intellectual property in a manner that compromises the value of the licensed intellectual property. We also license out certain of our intellectual property rights to third parties, for which we receive royalty income in exchange. These outbound licensing arrangements inherently involve a lesser degree of control over the use of our intellectual property rights, thereby potentially increasing our reputational, legal, financial and operational risk by exposing the licensed intellectual product to product safety, quality, sustainability and other concerns. See “—Risks Related to Our Operations—We rely on third parties in many aspects of our business, including to manufacture certain of our products, which exposes us to additional risks that could adversely affect our business, results of operations or financial condition.”
For certain of our products, product uses, product formulations, manufacturing processes, delivery devices, dosage forms, packaging and designs, we rely on trade secrets, know-how and other proprietary information, which we seek to protect, in part, through IT Systems and by confidentiality and nondisclosure agreements with our employees, vendors, consultants and other commercial partners. We also seek to enter into agreements whereby our employees, vendors, consultants and other commercial partners assign to us the rights in any intellectual property they develop in the course of their engagement with us. However, these agreements may be breached, and we may not have adequate remedies for any breach. These agreements may not be self-executing or otherwise effectively prevent disclosure or misappropriation of our trade secrets, know-how or other proprietary information, and disputes may still arise with respect to the ownership of the intellectual property and proprietary information used in our business. In addition, third parties may independently develop substantially equivalent proprietary information.
The loss of any registered trademark or other rights with respect to our trademarks or trade names could enable other companies to compete more effectively with us and otherwise adversely affect our business, results of operations or financial condition.
We consider our trademarks and trade names to be, in the aggregate, material to our business. Our trademarks and trade names are valuable assets that reinforce how consumers, customers and other third parties perceive our brands and products. We have invested a significant amount of resources and money in establishing and promoting our trademarked brands. Our continued success depends, to a significant degree, upon our ability to protect and preserve our registered trademarks, as well as our other rights with respect to our trademarks and trade names, and to successfully obtain additional trademark registrations in the future. We undertake substantial efforts to maintain proper use of, and to vigorously protect, our trademarks and trade names through enforcement actions as necessary, but it is possible that some courts, particularly those outside the United States, may determine that certain third-party trademarks or trade names are non-infringing, which could adversely affect our business, results of operations or financial condition. In addition, during trademark registration proceedings, we may receive rejections of our trademark applications by the U.S. Patent and Trademark Office (“USPTO”) or comparable authorities in other jurisdictions.
We may not be able to obtain trademark protection in all jurisdictions that we consider to be important to our business. In addition, we cannot assure you that the steps we have taken and will take in the future to protect our trademarks or trade names will prove adequate, that our trademarks and trade names can be successfully defended and asserted in the future or that third parties will not infringe upon or otherwise violate any such rights. Our trademark and trade name rights and related registrations may be challenged, opposed, infringed, diluted, cancelled, circumvented, declared generic or determined to be infringing on other marks, as applicable. Failure to protect our trademark and trade name rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks or trade names, which may in turn cause consumer confusion or negatively affect perceptions of our brands and products. Moreover, any trademark or trade name disputes may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we successfully resolve the dispute. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, require us to cease use of certain trademarks, trade names or other intellectual property or require us to enter into licenses with third parties, any of which could have an adverse effect on our business, results of operations or financial condition.
An inability to successfully establish, maintain, protect and enforce patent rights could adversely affect our business, results of operations or financial condition.
We have applied for, and may continue to apply for, patents relating to our products, product uses, product formulations, manufacturing processes, delivery devices, dosage forms, packaging and designs. When we apply for patents, our applications may not be successful and result in the issuance of any patents or the scope of issued patents may not provide adequate protection from competition. The patenting process is expensive and time-consuming, and we may not be able to file or prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant geographic markets.
It is possible that patents issued or licensed to us may be challenged successfully in the future, and such patents may consequently be narrowed in scope or found to be invalid or unenforceable. Our owned or in-licensed patents may also be challenged in administrative proceedings in the USPTO and patent offices outside the United States. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned or in-licensed patents or narrow the scope of our patent protection. If we or our licensors are not successful in defending against a challenge to our owned or in-licensed patents and maintaining exclusive rights to market one or more of our products still under patent protection, we could lose a portion of our sales in a very short period. We or our licensors may also initiate litigation against third parties to protect or enforce our owned or in-licensed patent rights, but even in cases where we or our licensors prevail in an infringement claim, the legal remedies available for harm caused to us may not be sufficient to make us whole.
Our current owned and in-licensed patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business, results of operations or financial condition. Moreover, many of our products use APIs whose original patents have expired, and our owned and in-licensed patents rarely, if ever, solely cover a new API by itself. Even with respect to our products or ingredients in our products that may be covered by patents, there may be numerous similar yet non-infringing products or ingredients in the marketplace, and this could negatively affect sales we might otherwise make.

We may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as trademark or patent infringement claims, and, if we are found to have violated the intellectual property rights of others, our business, results of operations or financial condition could be adversely affected.
Despite our internal processes for intellectual property clearance, we may be involved in legal proceedings based on the alleged violation of intellectual property rights of others, including claims of trademark or patent infringement or that competitors, collaborators or former employees have an interest in our trade secrets or other intellectual property. As a result, we could be subject to significant litigation or licensing costs or face obstacles to selling our products. If we are found to have infringed, misappropriated or otherwise violated the trademark, trade secret, patent, copyright or other intellectual property rights of others, directly or indirectly, through the use of trademarks, inventions, works of authorship or technologies to which third parties have a prevailing ownership claim, we may need to cease use of such trademark, invention, work or technology in our business and pay for past infringement. We may also be required to obtain a third-party license, which may not be available on reasonable terms or at all, and even if the applicable owners are willing to permit us to continue to use the intellectual property rights, they could require significant compensation for our continued use of those rights. In certain circumstances, we may be required to redesign our products and trademarks so that they do not infringe, misappropriate or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time. Ceasing this use, paying these substantial amounts or undertaking these redesign efforts could cause us to become less competitive and could adversely affect our business, results of operations or financial condition. Even if it is ultimately determined that we did not infringe, misappropriate or otherwise violate the intellectual property rights of others, we could incur material legal costs and related expenses to defend against such claims, and we could incur significant costs associated with suspending our use of the challenged intellectual property rights, which could adversely affect our business, results of operations or financial condition.
Furthermore, we have employed, and expect to employ in the future, individuals who were previously employed at other companies, including our competitors or potential competitors. Although we seek to ensure that these employees, as well as our other employees and our vendors, consultants and other commercial partners, do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these persons have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties or that we have improperly used or obtained these trade secrets or other proprietary information. Litigation may be necessary to defend against these claims. If we are unable to successfully defend these claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition. The unauthorized access to, or disclosure of, our proprietary information or the loss of these intellectual property rights may impact our ability to develop, manufacture and sell our own products or may assist competitors in the development, manufacture and sale of competing products, which could adversely affect our business, results of operations or financial condition.
A breach of privacy laws or unauthorized access, loss or misuse of personal data could adversely affect our business, results of operations or financial condition.
We are subject to increasingly complex and changing privacy and data protection laws and regulations in the United States and around the world that impose broad compliance obligations on the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information. These laws and regulations could expose us to significant risks due to our digital-first strategy. See “—Risks Related to Our Business and Industry—We may face challenges in implementing our digital-first strategy, which could adversely affect our business, results of operations or financial condition.” Failure to comply with these laws and regulations, which may conflict with one another and evolve in the future, could result in substantial fines, penalties, private rights of action, claims and damage to our reputation.
These laws and regulations include the California Consumer Privacy Act (as modified by the California Privacy Rights Act), the European Union’s General Data Protection Regulation, the United Kingdom’s General Data Protection Regulation and China’s Personal Information Protection Law. We are also subject to federal health information privacy laws, such as the Health Insurance Portability and Accountability Act (“HIPAA”), and consumer protection laws, such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act (the “CAN-SPAM Act”), which further impose requirements for the collection, use, storage, access, transfer and protection of health-related and other sensitive and personal information. In the United States, we are also subject to a growing number of state laws and regulations, including the Illinois Biometric Information Privacy Act, that govern the collection and use of biometric information, such as fingerprints and facial biometric templates, as well as laws in all 50 states that require businesses, under certain circumstances, to provide notice to consumers whose personal information has been accessed or acquired as a result of a data breach and, in some cases, to regulators. These laws are changing rapidly and there is also discussion in Congress of a new comprehensive federal data privacy law to which we may become subject if it is enacted, which would add additional complexity, restrictions and potential legal risks and may require additional investment of resources in compliance programs and other operational costs. Additional privacy and data protection laws and regulations are being developed around the world, including in other jurisdictions in which we operate, and privacy enforcement by governmental authorities globally, particularly on data localization requirements and international data flows, has increased in recent years.
Compliance with these new and changing laws has impacted, and may in the future impact, our business strategies, and unforeseen changes to privacy laws may affect our ability to tailor and personalize our products and services to meet our strategic goals or consumer expectations, which could adversely affect our business, results of operations or financial condition. In addition, certain privacy and data protection laws may apply to us indirectly through our customers, manufacturers, suppliers or other third-party partners. For example, non-compliance with applicable laws or regulations by a third-party partner that is processing personal data on our behalf may be deemed non-compliance by us or a failure by us to conduct proper due diligence on the third party. See “—Risks Related to Our Operations—We rely on third parties in many aspects of our business, including to manufacture certain of our products, which exposes us to additional risks that could adversely affect our business, results of operations or financial condition.” In addition, in the ordinary course of business, we may be subject to claims, lawsuits or regulatory or governmental investigations or inquiries relating to our data privacy practices, including claims or lawsuits from third parties alleging that we have breached applicable data privacy laws or otherwise violated their privacy rights. See “—We are, and could become, subject to significant legal proceedings and regulatory investigations that may result in significant expenses, fines and reputational damage.”
The changes introduced by privacy and data protection laws increase the complexity of regulations enacted to protect business and personal data and subject us to additional costs, including costs associated with implementing any required changes to our security systems, policies, procedures and practices. We are also subject to the terms of our external and internal privacy and security policies, codes, representations, certifications, industry standards, publications and frameworks and contractual obligations to third parties related to privacy, information security and data processing, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with data protection laws or other obligations. In particular, the publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses and discourage potential users from our products and services.
Our extensive operations and business activity throughout the world expose us to a variety of laws and regulations related to anti-corruption and human rights matters, and enforcement actions related to these laws and regulations could adversely affect our business, results of operations or financial condition.
We have extensive operations and business activity outside the United States, which exposes us to a variety of complex laws and regulations in the United States and around the world. These include anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 and Chinese anti-corruption laws, that are aimed at preventing and penalizing corrupt behavior. For example, the FCPA prohibits companies from promising, offering or giving anything of value to foreign officials with the corrupt intent of influencing the foreign official for the purpose of obtaining or retaining business or gaining any improper advantage. We operate in jurisdictions where corruption, bribery, pay-offs and other similar practices may not be uncommon. Although our policies and procedures require compliance with these laws and regulations and are designed to facilitate compliance with these laws and regulations, our employees, contractors and agents may take actions in violation of applicable laws or regulations or our policies. Any such violation or alleged violation, even if prohibited by our policies, could result in criminal or civil sanctions, reputational damage or other substantial costs and penalties, any of which could adversely affect our business, results of operations or financial condition.

We are also subject to an increasing number of laws and regulations designed to combat abuses of human rights in supply chain operations. These laws and regulations could affect the sourcing, availability and pricing of materials used in the manufacture of our products, which could disrupt our manufacturing operations. In addition, we have incurred additional costs to comply with these laws and regulations, including through policies and procedures related to conducting due diligence on our supply chain. Nevertheless, we have a complex supply chain, and we may not be able to sufficiently verify the origins of certain materials used in our products or the conditions under which they were sourced. Any violation or alleged violation of these laws and regulations, even if prohibited by our policies, could result in criminal or civil sanctions, reputational damage or other substantial costs and penalties, any of which could adversely affect our business, results of operations or financial condition.
In addition, we are subject to laws and regulations pertaining to sanctions imposed by the United States (including those imposed by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”)) and other authorities that may prohibit us or our affiliates from doing business in certain countries or restrict the type of business that may be conducted by us or our affiliates. For example, actions taken in response to the Russia-Ukraine War have included the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. See “—Risks Related to Financial and Economic Market Conditions—The Russia-Ukraine War, and actions taken in response to the Russia-Ukraine War, could adversely affect our business, results of operations or financial condition.” Any violation or alleged violation of these laws and regulations, even if prohibited by our policies, could result in criminal or civil sanctions, reputational damage or other substantial costs and penalties, any of which could adversely affect our business, results of operations or financial condition.
We are subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect our business, results of operations or financial condition.
We are subject to a broad range of federal, state and local environmental laws and regulations concerning the environment, health and safety matters, regulation of chemicals and product safety in the countries in which we manufacture and sell our products or otherwise operate our business. These include requirements governing product content and labeling, the handling, manufacture, transportation, storage, use and disposal of hazardous materials and wastes, the discharge and emission of pollutants and the cleanup of contamination in the environment. We could incur substantial costs, including civil or criminal fines or penalties, enforcement actions and other third-party claims and cleanup costs as a result of our failure to comply with, or liabilities under, environmental, health and safety laws and regulations or permits required thereunder. Under certain environmental laws and regulations, we may be subject to liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or the relevant conduct was legal at the time it occurred. We may incur significant additional costs as a result of the discovery of contamination or the imposition of additional obligations in the future, including at sites where we are currently addressing contamination or have been named as one of the responsible parties.
Laws and regulations related to environmental protection, health and safety matters have become, and are likely to continue to become, more stringent over time. Compliance with existing or future requirements could require us to incur significant operating or capital expenditures or result in significant restrictions on our operations, including installing pollution control equipment or reformulating or ceasing the marketing of our products. We also are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting, registration and labeling of our products and their raw materials. This includes the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulations, which came into effect in the European Union in 2007, with implementation rolling out over time, and includes certain chemical evaluation and registration requirements and potential restrictions. Since the promulgation of REACH, other jurisdictions have enacted or are in the process of implementing similar comprehensive chemical regulations. These and other laws and regulations, as well as responding to related consumer expectations, may require us to reformulate or otherwise change certain of our products and could adversely affect our business, results of operations or financial condition.

Changes in tax laws or exposures to additional tax liabilities could adversely affect our business, results of operations or financial condition.
Changes in tax laws or regulations in jurisdictions in which we operate, including changing laws in the United States and changes led by the Organization for Economic Cooperation and Development, such as the recent adoption by the European Union, enactment by South Korea and the anticipated enactment by additional countries of a global minimum tax, could negatively impact our effective tax rate and adversely affect our business, results of operations or financial condition. A change in statutory tax rate or certain international tax provisions in any jurisdiction would result in the revaluation of our deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. Any such change would result in an expense or benefit recorded to our combined statement of earnings. We closely monitor these proposals as they arise in the jurisdictions where we operate. Changes to tax laws or regulations may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted. For additional information, see Note 11, “Income Taxes,” to our audited combined financial statements included elsewhere in this prospectus and Note 9, “Income Taxes,” to our unaudited condensed combined financial statements included elsewhere in this prospectus.
We conduct business and file tax returns in numerous jurisdictions and are subject to regular reviews, examinations and audits by many tax authorities around the world. These reviews, examinations and audits can cover periods for several years prior to the date the review, examination or audit is undertaken and could result in the imposition of material tax liabilities, including interest and penalties, if our positions are not accepted by the applicable tax authority. In connection with various government initiatives, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in other jurisdictions. We regularly assess the likely outcomes of our tax audits and disputes to determine the appropriateness of our tax reserves. However, any tax authority could take a position on tax treatment that is contrary to our expectations, which could result in tax liabilities, including interest and penalties, in excess of reserves.
Risks Related to Financial and Economic Market Conditions
We face a variety of risks associated with conducting business around the world, and these risks will increase as we continue to expand our global operations.
In 2021, 57% of our net sales occurred outside the United States, with 23% in EMEA, 22% in APAC, 7% in Latin America and 5% in the rest of North America. Our extensive operations and business activity outside the United States are accompanied by certain financial, economic and political risks, including:
•local and regional economic environments and policies in the markets that we serve, including interest rates, monetary policy, inflation, economic growth, recession, commodity prices and currency controls or other limitations on the ability to expatriate cash;
•currency devaluations in jurisdictions experiencing high inflation rates or significant currency exchange fluctuations, despite our efforts to mitigate the impacts of fluctuations on our cash flows through the use of financial instruments;
•the weakening or strengthening of the U.S. Dollar, which may result in significant favorable or unfavorable translation effects when the operating results of our non-U.S. business activity are translated into U.S. dollars;
•compliance with local regulations and laws, including, in some jurisdictions, regulatory requirements restricting our ability to manufacture or sell our products in the relevant market;
•lack of well-established, reliable or impartial legal systems in certain countries in which we operate and difficulties in enforcing contractual, intellectual property or other legal rights;
•labor market disruptions or increases in labor costs in individual countries or regions;

•foreign ownership and investment restrictions and the potential nationalization or expropriation of our foreign assets;
•sovereign risk related to a default by, or deterioration in, the creditworthiness of local governments, particularly in emerging markets;
•political or social upheavals, economic instability, repression or human rights issues;
•rising geopolitical trade tensions in our key markets, such as between the United States, Western Europe and China;
•changes resulting from Brexit, including those related to additional trade agreements, tariffs and customs regulations and currency fluctuations, which may materially impact the way we conduct our operations in those markets; and
•other geopolitical events, including natural disasters, disruptions to markets due to war, armed conflict, terrorism, epidemics or pandemics and actions taken in response to these events, including increased trade controls, sanctions and other restrictive measures.
Furthermore, the imposition of tariffs or increase in tariffs on various products by the United States and other countries has introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the United States and other countries. New or increased tariffs as well as import/export licensing requirements have subjected, and may continue to subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the United States or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior, which could adversely affect our business, results of operations or financial condition.
Any of the foregoing risks could have a significant impact on our ability to sell our products on a competitive basis in markets outside the United States and could adversely affect our business, results of operations or financial condition. In addition, these risks will increase as we continue to expand our global operations. See “—Risks Related to Our Business and Industry—An inability to successfully expand our global operations could adversely affect our business, results of operations or financial condition.”
We have significant foreign currency exposure due to the large portion of our business conducted in currencies other than U.S. dollars.
A large portion of our business is conducted in currencies other than U.S. dollars, and generally the applicable local currency is our functional currency in that locality. As a result, we face foreign currency exposure on the translation into U.S. dollars of our results of operations in numerous jurisdictions, primarily in the European Union, the United Kingdom, China, Canada, Brazil and India. Where possible, we manage foreign currency risk through a variety of methods. We may adopt natural hedging strategies, whereby favorable and unfavorable foreign currency impacts to our foreign currency-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our foreign currency-denominated net sales. During fiscal year 2022 and in anticipation of operating as a standalone entity, we started to use derivative financial instruments to mitigate our foreign currency exposure and not for trading or speculative purposes. For example, we hedged a portion of forecasted foreign currency revenue and forecasted inventory purchases. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposures, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. Dollar and the significant number of foreign currencies involved. Accordingly, we cannot guarantee that foreign currency exchange rates will be stable in the future or that foreign currency risk can be mitigated with currency hedging or other risk management strategies, which could adversely affect our business, results of operations or financial condition. In addition, as we continue to expand our global operations, our exposure to foreign currency risk could become more significant, particularly if the recent strengthening of the U.S. Dollar continues in the future.

The Russia-Ukraine War, and actions taken in response to the Russia-Ukraine War, could adversely affect our business, results of operations or financial condition.
In February 2022, Russia launched a military invasion of Ukraine. The ongoing Russia-Ukraine War has provoked strong reactions from the United States, the United Kingdom, the European Union and various other countries and economic and political organizations around the world. Actions taken in response to the Russia-Ukraine War include the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Additional sanctions or other measures may be imposed by the global community, and counteractive measures may be taken by the Russian government, other entities in Russia or governments or other entities outside of Russia.
Our operations and presence in Russia and Ukraine are limited. For the fiscal year ended January 2, 2022 and the fiscal nine months ended October 2, 2022, our Ukrainian business represented 0.3% and 0.2%, respectively, of our net sales and 0.2% and 0.1%, respectively, of our assets. For the fiscal year ended January 2, 2022 and the fiscal nine months ended October 2, 2022, our Russian business represented 1.8% and 1.4%, respectively, of our net sales and 0.7% and 0.6%, respectively, of our assets.
We have been monitoring the geopolitical situation in Russia since the start of the Russia-Ukraine War. In March 2022, we suspended supply of all of our products into Russia other than our OTC medicines within our Self Care segment. We also suspended all advertising in Russia, all clinical trials in Russia and any additional investment in Russia. These actions have not had, and are not expected to have, a material impact on our business as a whole. We will continue to monitor the geopolitical situation in Russia and to evaluate our activities and future operations in Russia.
We have experienced, and expect to continue to experience, other risks related to the broad economic consequences of the Russia-Ukraine War, including foreign currency volatility, decreased demand for our products in countries affected by the Russia-Ukraine War and challenges to our global supply chain related to increased costs of materials and other inputs for our products and suppliers operating in Russia and Ukraine. We also continue to monitor the various sanctions and export controls imposed in response to the Russia-Ukraine War.
As a result of the Russia-Ukraine War, there has been, and we expect there will continue to be, an increased risk of information security or cybersecurity incidents, including cyberattacks perpetrated by Russia or others at its direction. Although we have taken steps to enhance our protections against these attacks, we may not be able to address the threat of information security or cybersecurity incidents proactively or implement adequate preventative measures and we may not be able to detect and address any such disruption or security breach promptly, or at all, which could adversely affect our business, results of operations or financial condition. Moreover, we are aware of incidents in which our third-party partners have been the target of information security or cybersecurity incidents as a result of the Russia-Ukraine War. Although, to date, our IT Systems have not been compromised by these incidents, it is possible that future information security or cybersecurity incidents involving our customers, manufacturers, suppliers or other third-party partners could successfully compromise our IT Systems, which could adversely affect our business, results of operations or financial condition. See “—Risks Related to Our Operations—An information security incident, including a cybersecurity breach, or the failure of an information technology system owned or operated by us or a third party, could adversely affect our business, results of operations or financial condition.”
In addition, actions by the United States and other governments may limit or prevent our ability to file, prosecute and maintain patents, trademarks and other intellectual property rights in Russia. These actions could result in partial or complete loss of such intellectual property rights in Russia. Furthermore, in March 2022, the Russian government adopted a decree allowing Russian companies and individuals to exploit inventions owned by patent holders from the United States and many other countries without consent or compensation. Consequently, we may not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. It is possible that the Russian government will adopt similar measures with regard to other types of intellectual property, including trademarks, or that Russian courts, even absent any additional decrees, will refuse to enforce existing intellectual property rights, including trademarks. Moreover, prolonged non-use of our trademarks in Russia could result in the cancellation of such trademark registrations. See “—Risks Related to Government Regulation and Legal Proceedings—The loss of any registered trademark or other rights with respect to our trademarks or trade names could enable other companies to compete more effectively with us and otherwise adversely affect our business, results of operations or financial condition.” Any counterfeit, intellectual property infringing or other unauthorized versions of our products that emerge in response to these actions could damage our reputation and our brands and otherwise adversely affect our business, results of operations or financial condition. See “—Risks Related to Our Business and Industry—Counterfeit, intellectual property infringing or other unauthorized versions of our products, particularly in our OTC business, could harm consumers and adversely affect our business, results of operations or financial condition.”
The full impact of the Russia-Ukraine War, and actions taken in response to the ongoing conflict, on the global economy and geopolitical relations, in general, and on our business in particular, remain uncertain. Any or all of the foregoing risks could have an adverse effect on our business, results of operations or financial condition, particularly as the conflict continues for an indefinite period of time. Given that developments concerning the Russia-Ukraine War are ongoing and have been constantly evolving, additional impacts and risks may arise that are not presently known to us. The Russia-Ukraine War may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Uncertain or unfavorable global economic or market conditions could adversely affect our business, results of operations or financial condition.
Uncertain or unfavorable global economic or market conditions, such as a recession, an economic slowdown, inflation or reduced category growth rates, could significantly increase our operating results or lead to significant reductions in demand or significant volatility in demand for our products, which could adversely affect our business, results of operations or financial condition. Although we devote significant resources to support our brands and market our products at multiple price points, during periods of economic uncertainty or unfavorable economic or market conditions consumers may reduce consumption or discretionary spending or change their purchasing patterns by forgoing purchasing certain of our products or by instead purchasing private-label or generic non-branded products, which are typically sold at lower prices than our products. These changes could reduce demand for and sales volumes of our products or result in a shift in our product mix from higher margin to lower margin product offerings. In addition, our customers may respond to uncertain or unfavorable global economic or market conditions by increasing pressure on our selling prices or increasing promotional activity for lower-priced or value offerings as they seek to maintain sales volumes and margins. Furthermore, uncertain or unfavorable global economic or market conditions may cause our manufacturers, suppliers, distributors, contractors, logistics providers and other external business partners to suffer financial or operational difficulties, which could impact their ability to provide us with or distribute finished product, raw and packaging materials or services in a timely manner or at all. We could also face difficulty collecting or recovering accounts receivables from third parties facing financial or operational difficulties.
Impairment of our goodwill and other intangible assets would result in a reduction in net income.
We have a material amount of goodwill, trademarks and other intangible assets, as well as other long-lived assets, which are periodically evaluated for impairment in accordance with current accounting standards. We may confront events and circumstances that can lead to an impairment charge, including macroeconomic industry and market conditions, significant adverse shifts in our operating environment or the manner in which an asset is used, pending litigation or other regulatory matters and current or forecasted reductions in net sales, operating income or cash flows associated with the use of an asset. Impairment charges have resulted, and may in the future result, in a reduction in net income and an adverse effect on our business, results of operations or financial condition.
For additional information regarding goodwill and other intangible assets, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies and Estimates—Goodwill and Intangible Assets.”
Failure to maintain satisfactory credit ratings could adversely affect our liquidity, capital position, borrowing costs and access to capital markets.
We expect that credit rating agencies will routinely evaluate us, and their ratings of our long-term and short-term debt will be based on a number of factors. Our credit ratings are expected to be lower than those of Johnson &

Johnson. Once a credit rating is obtained, any downgrade of that rating by a credit rating agency, whether as a result of our actions or factors which are beyond our control, could increase the cost of borrowing under any indebtedness we may incur, reduce market capacity for our commercial paper or require the posting of additional collateral under our derivative contracts. We cannot assure you that we will be able to maintain satisfactory credit ratings once established, and any actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could adversely affect our liquidity, capital position, borrowing costs or access to capital markets.
Risks Related to the Separation and the Distribution
We have no history of operating as a standalone public company, and our historical and pro forma financial information may not necessarily reflect the results that we would have achieved as a standalone public company or what our results may be in the future.
We have historically operated as part of Johnson & Johnson. The financial information included in this prospectus has been prepared from Johnson & Johnson’s historical accounting records and is derived from the consolidated financial statements of Johnson & Johnson to present the Consumer Health Business as if it had been operating on a standalone basis. Accordingly, this information may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future, primarily because of the following factors:
•Prior to the Separation, our business has been operated by Johnson & Johnson as part of its broader corporate organization, rather than as a standalone company. Johnson & Johnson or one of its affiliates performed various corporate functions for us, including facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions.
•Our historical and pro forma financial results reflect the direct and indirect costs for the services historically provided by Johnson & Johnson to us. Following the completion of this offering, Johnson & Johnson will continue to provide some of these services to us on a transitional basis pursuant to the Transition Services Agreement and the Transition Manufacturing Agreement. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Transition Services Agreement” and “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Transition Manufacturing Agreement.” Our historical financial information does not reflect our obligations under the various transitional agreements we will enter into with Johnson & Johnson in connection with the Separation. At the end of the transitional periods specified in these agreements, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may significantly exceed the comparable expenses we have incurred in the past.
•Our working capital requirements and capital expenditures have historically been satisfied as part of Johnson & Johnson’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may differ significantly from the historical amounts reflected in our historical financial statements.
•Currently, our business is integrated with the other businesses of Johnson & Johnson, and we benefit from Johnson & Johnson’s size and scale, including with respect to costs, employees and relationships with customers and third-party partners. Although we will enter into transitional agreements with Johnson & Johnson in connection with the Separation, these arrangements will not fully capture the benefits that we have enjoyed as a result of being integrated with Johnson & Johnson, and the costs we will incur as a standalone public company may significantly exceed comparable costs we would have incurred as part of Johnson & Johnson.

Our unaudited pro forma condensed combined financial statements included in this prospectus have been presented for illustrative and informational purposes only. The unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented. In addition, the unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations and cash flows may be in the future. The unaudited pro forma condensed combined financial data is based upon available information and assumptions that we believe are reasonable and supportable. Actual results, however, may vary.
For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma condensed combined financial statements of our business included in this prospectus, see “Basis of Presentation,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements included elsewhere in this prospectus.
We may not achieve some or all of the expected benefits of the Separation, and the Separation could adversely affect our business, results of operations or financial condition.
We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or the benefits may be delayed or not occur at all. We expect that the Separation will improve our strategic and operational flexibility, increase the focus of our management team on our business operations, allow us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, provide us with our own equity to facilitate acquisitions and enable potential investors to invest directly in our business.
We may not achieve these and other anticipated benefits of the Separation for a variety of reasons, including:
•the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;
•following the completion of this offering, we may be more susceptible to economic downturns and other adverse events than we were prior to the Separation;
•following the completion of this offering, our business will be less diversified than Johnson & Johnson’s businesses prior to the Separation;
•following the completion of this offering, the cost of capital for our business may be higher than Johnson & Johnson’s cost of capital prior to the Separation;
•following the completion of this offering, certain costs and liabilities that were otherwise less significant to Johnson & Johnson as a whole will be more significant to us as a standalone company;
•our business will experience a loss of corporate brand identity, historical market reputation, economies of scale, purchasing power and access to certain financial, managerial and professional resources from which we benefited prior to the Separation;
•to preserve the tax-free treatment for U.S. federal income tax purposes to Johnson & Johnson of certain steps of the Separation and the Distribution, if pursued, our ability to pursue certain strategic transactions may be restricted; and
•other actions required to separate the respective businesses could disrupt our operations.
If we fail to achieve some or all of the benefits expected to result from the Separation, or if the benefits are delayed, our business, results of operations or financial condition could be adversely affected.

The distribution of Johnson & Johnson’s remaining equity interest in our company may not occur.
Upon completion of this offering, Johnson & Johnson will continue to own at least 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors. While Johnson & Johnson has informed us that, following the completion of this offering, it intends to effect the Distribution, Johnson & Johnson has no obligation to complete the Distribution. Whether Johnson & Johnson proceeds with the Distribution, in whole or in part, and the timing thereof, is in Johnson & Johnson’s sole discretion and may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the continuing effectiveness and validity of Johnson & Johnson’s private letter ruling from the IRS and favorable opinions of Johnson & Johnson’s U.S. tax advisors to the effect that the Distribution will be tax-free to Johnson & Johnson and its shareholders. Even if Johnson & Johnson elects to pursue the Distribution, Johnson & Johnson has the right to abandon or change the structure of the Distribution if Johnson & Johnson determines, in its sole discretion, that the Distribution is not in the best interests of Johnson & Johnson or its shareholders.
Furthermore, if the Distribution does not occur, and Johnson & Johnson does not otherwise dispose of its shares of our common stock, the risks relating to Johnson & Johnson’s control of us and the potential business conflicts of interest between Johnson & Johnson and us will continue to be relevant to our shareholders. See “—Risks Related to Our Relationship with Johnson & Johnson—Following the completion of this offering, Johnson & Johnson will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other shareholders from influencing significant decisions.”
If Johnson & Johnson completes the Distribution in a transaction that is intended to be tax-free for U.S. federal income tax purposes, and there is later a determination that certain steps of the Separation or the Distribution are taxable because the facts, assumptions, representations or undertakings underlying the IRS private letter ruling or any tax opinions are incorrect or for any other reason, then Johnson & Johnson and its shareholders could incur significant U.S. federal income tax liabilities and we could incur significant liabilities through our indemnification obligations under the Tax Matters Agreement.
Johnson & Johnson has received a private letter ruling from the IRS substantially to the effect that, among other things, certain steps of the Separation together with the Distribution, if pursued, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The Distribution is conditioned on, among other things, the continuing effectiveness and validity of Johnson & Johnson’s private letter ruling from the IRS and favorable opinions of Johnson & Johnson’s U.S. tax advisors. The private letter ruling and opinions will rely on certain facts, assumptions, representations and undertakings from us and Johnson & Johnson regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Johnson & Johnson and its shareholders may not be able to rely on the ruling or the opinions of tax advisors and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinions of tax advisors, the IRS could determine on audit that certain steps of the Separation or the Distribution are taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in our stock ownership or the stock ownership of Johnson & Johnson following the completion of the Distribution.
If certain steps of the Separation or the Distribution are determined to be taxable for U.S. federal income tax purposes, then Johnson & Johnson or its shareholders could incur significant U.S. federal income tax liabilities and we could also incur significant liabilities under the Tax Matters Agreement. Under the Tax Matters Agreement, we will generally be required to indemnify Johnson & Johnson against taxes incurred by Johnson & Johnson arising from any breach of representations made by us (including those provided in connection with the private letter ruling from the IRS and opinions from tax advisors) or from certain other acts or omissions, in each case that result in certain steps of the Separation or the Distribution failing to meet the requirements under Sections 355 and 368(a)(1)(D) of the Code. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Tax Matters Agreement.”

We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions, for a two-year period following the completion of the Distribution, if pursued, in order to avoid triggering significant tax-related liabilities.
To preserve the tax-free treatment of certain steps of the Separation and the Distribution for U.S. federal income tax purposes, we will be restricted under the Tax Matters Agreement from taking certain actions that would prevent certain steps of the Separation and the Distribution from being tax-free for U.S. federal income tax purposes. Under the Tax Matters Agreement, for the two-year period following the completion of the Distribution, if pursued, we will be subject to specific restrictions on our ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to our stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our shareholders or that might increase the value of our business. These restrictions will not limit the acquisition of other businesses by us for cash consideration. In addition, under the Tax Matters Agreement, we will generally be required to indemnify Johnson & Johnson against certain tax liabilities that may result from the acquisition of our stock or assets, even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements) and sales of assets outside the ordinary course of business. These restrictions may reduce our strategic and operating flexibility. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Tax Matters Agreement.”
Our rebranding strategy in connection with the Separation will involve substantial costs and may not produce the intended benefits if it is not favorably received by our consumers, customers or third-party partners. In addition, our continued use of legacy Johnson & Johnson branding, including the “Johnson’s” brand, could adversely affect our reputation.
We cannot predict with certainty the effect that the Separation will have on our brands and our reputation. Although we typically rely on product branding more than corporate branding for marketing purposes, we have historically been able to capitalize on Johnson & Johnson’s market reputation, performance and brand identity as part of our relationships with consumers, customers and third-party partners. In connection with the Separation, we have incurred, and will continue to incur, substantial costs to rebrand our company as “Kenvue” and change the branding and trade dress for certain of our products around the world. Successful promotion of this rebranding will depend on the effectiveness of our marketing efforts and our ability to continue to provide reliable products to consumers and customers during the course of our transition to becoming a standalone public company. We have invested, and will continue to invest, significant resources to promote our new branding, but we cannot predict with certainty how these marketing efforts will be received, and we cannot assure you that we will be able to achieve or maintain brand recognition or status under any new names and marks at a level that is comparable to the recognition and status we historically enjoyed as part of Johnson & Johnson. If our rebranding strategy does not produce the intended benefits, our ability to retain existing consumers, customers and third-party partners and continue to attract new consumers, customers and third-party partners could be impacted, which could adversely affect our business, results of operations or financial condition. See “—Risks Related to Our Business and Industry—If our marketing efforts are not successful, our business, results of operations or financial condition could be adversely affected.”
In addition, our continued use of legacy Johnson & Johnson branding could adversely affect our reputation. In connection with the Separation, Johnson & Johnson will transfer ownership of the intellectual property rights related to the “Johnson’s” brand to us, unless prohibited by law in a particular jurisdiction (in which case Johnson & Johnson will grant to us an irrevocable, exclusive (even as to Johnson & Johnson), sublicensable, non-assignable (subject to certain exceptions), royalty-free and fully paid up license to use the applicable intellectual property rights). We expect to continue to use the “Johnson’s” brand following the completion of this offering. Furthermore, pursuant to the Trademark Phase-Out License Agreement, Johnson & Johnson will grant to us a non-exclusive, non-sublicensable (subject to certain exceptions), non-assignable (subject to certain exceptions), royalty-free, fully paid up worldwide license to use certain intellectual property rights retained by Johnson & Johnson that we used in the conduct of our business prior to the Separation, including the “Johnson & Johnson” name and signature and other legacy Johnson & Johnson branding. This license will permit us to make ongoing use of certain variations of the legacy Johnson & Johnson branding for terms of varying duration, ranging from one year to ten years following the

Separation, based on our particular use of the legacy Johnson & Johnson branding. For example, the license to use legacy Johnson & Johnson branding on internal or external product packaging and labels will terminate within five years from the completion of this offering, subject to extension for an additional three years if, at such termination date, we continue to make use of such legacy Johnson & Johnson branding despite commercially reasonable efforts to terminate use. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Trademark Agreements—Trademark Phase-Out License Agreement.”
As a result of this continued use of the legacy Johnson & Johnson branding, there is a risk that conduct or events adversely affecting Johnson & Johnson’s reputation could also adversely affect our reputation or the reputation of our brands. Moreover, the licenses to the legacy Johnson & Johnson branding will include quality control provisions obligating us and any sublicensees to remain in compliance with applicable law and quality standards. Failure by us or any sublicensees to comply with these obligations could potentially result in termination of the licenses, which could adversely affect our business, results of operations or financial condition.
We will incur significant charges in connection with the Separation and incremental costs as a standalone public company.
We expect the separation process to be complex, time-consuming and costly. We will need to establish or expand our own corporate functions, including facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. We will also need to make investments or hire additional employees to operate without the same access to Johnson & Johnson’s existing operational and administrative infrastructure. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Johnson & Johnson historically provided to us prior to the Separation. Any failure or significant downtime in our own financial, administrative or other support systems, or in the Johnson & Johnson financial, administrative or other support systems during the transitional period during which Johnson & Johnson provides us with support, could adversely affect our business, results of operations or financial condition, such as by preventing us from paying our suppliers and employees, executing business combinations and foreign currency transactions, or performing administrative or other services on a timely basis. Due to the scope and complexity of the underlying projects related to the Separation, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs is subject to change.
In particular, our day-to-day business operations, including a significant portion of the communications among our customers, manufacturers, suppliers and other third-party partners, rely on IT Systems. Johnson & Johnson’s IT Systems are complex and we expect the transfer of IT Systems from Johnson & Johnson to us to be complex, time-consuming and costly. There is also a risk of data loss in the process of transferring IT Systems. As a result of our reliance on IT Systems, the cost of the information technology integration and transfer and any loss of key data could have an adverse effect on our business, results of operations or financial condition.
In addition, our combined financial statements include the assets, liabilities, net sales and expenses that management has determined are specifically or primarily identifiable to us, as well as direct and indirect costs that are attributable to our operations. Indirect costs are the costs of support functions that are provided on a centralized or geographic basis by Johnson & Johnson and its affiliates. Indirect costs have been allocated to us for the purposes of preparing our historical combined financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on net sales, headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented, depending on the nature of the services received. The value of the assets and liabilities we assume in connection with the Separation could ultimately be materially different than these attributions, which could adversely affect our business, results of operations or financial condition.

The transfer of certain assets and liabilities from Johnson & Johnson to us contemplated by the Separation will not be complete prior to the completion of this offering.
We expect that the Separation will be substantially completed prior to the completion of this offering. However, the Separation Agreement will provide that, in order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents and for other business reasons, we and Johnson & Johnson will defer until after the completion of this offering certain transfers of assets and assumptions of liabilities of businesses in certain jurisdictions. For example, the assets and liabilities of our operations in China, Malaysia and Russia will not be transferred to us prior to the completion of this offering. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement—Deferred Markets.”
The Separation Agreement will provide that we and Johnson & Johnson will use our respective reasonable best efforts to effect any transfer that is not completed prior to the completion of this offering as promptly following the completion of this offering as reasonably practicable and that, prior to such transfer, the net profits or losses from the operation of such business will, to the extent reasonably practicable and permitted by applicable law, be provided to us. Nevertheless, these arrangements may introduce additional complexities to our business. We cannot assure you that any transfer that is not completed prior to the completion of this offering will occur promptly following the completion of this offering, or at all, including if we are not able to obtain necessary governmental approvals or other consents or if there are any unanticipated developments or changes, including changes in laws or regulations, or that Johnson & Johnson will operate such businesses as we would have. Further, effecting the transfers could require more resources than expected, including out-of-pocket costs and expenses and internal management and employee time and resources, which could adversely affect our business, results of operations or financial condition. In the event transfers are significantly delayed or do not occur, we may not realize all of the anticipated benefits of the Separation, which could adversely affect our business, results of operations or financial condition.
The transfer of certain contracts and other assets and rights from Johnson & Johnson to us may require the consents or approvals of third parties and governmental authorities, and failure to obtain these consents or approvals could adversely affect our business, results of operation or financial condition.
The Separation Agreement provides for the transfer of certain contracts, permits, licenses and other assets and rights, in whole or in part, from Johnson & Johnson to us in connection with the Separation. The transfer of certain of these contracts, permits, licenses and other assets and rights may require consents or approvals of, or provide other rights to, third parties or governmental authorities. In addition, in some circumstances, we and Johnson & Johnson are joint beneficiaries of contracts, and we and Johnson & Johnson may need to obtain the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts between us and Johnson & Johnson.
We expect that certain required consents or approvals will not be obtained prior to the completion of this offering, or at all. Some third parties may use consent or approval requirements or other rights in connection with the Separation to seek to terminate contracts, obtain more favorable pricing or other contractual terms from us or require us to provide assurance regarding our financial stability as a standalone public company by obtaining letters of credit or other forms of credit support. If we are unable to obtain required consents or approvals, we may not receive certain benefits, permits, assets, licenses and contractual commitments that are intended to be allocated to us as part of the Separation, and we may be required to seek alternative arrangements to obtain these benefits, permits, assets, licenses and contractual commitments, which may be more costly or of lower quality. The termination or modification of contracts or failure to complete the transfer of contracts, permits, licenses and other assets and rights to us on a timely basis, or at all, could adversely affect our business, results of operations or financial condition.
The assets that we acquire from Johnson & Johnson in the Separation may not be sufficient for us to operate as a standalone company, and we may experience difficulty in separating our assets from Johnson & Johnson.
Because we have not operated as a standalone company in the past, we may need to acquire assets in addition to those transferred by Johnson & Johnson to us in connection with the Separation. We may also face difficulty in separating our assets from Johnson & Johnson’s assets and integrating newly acquired assets into our business. The

Separation is complex in nature and unanticipated developments or changes, including changes to applicable laws or regulations (or interpretations thereof), required consents or approvals, or other challenges in executing the Separation, could delay or prevent the completion of certain aspects of the Separation, require more resources than expected (including out-of-pocket costs and expenses and internal management and employee time and resources) or cause the Separation to occur on terms or conditions that are different or less favorable to us than expected. Our business, results of operations or financial condition could be adversely affected if we have difficulty operating as a standalone company, fail to acquire assets that prove to be important to our operations or incur unexpected costs in separating our assets from Johnson & Johnson’s assets or integrating newly acquired assets.
Risks Related to Our Relationship with Johnson & Johnson
Following the completion of this offering, Johnson & Johnson will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other shareholders from influencing significant decisions.
Upon completion of this offering, Johnson & Johnson will continue to own          % of the total voting power of our outstanding shares of common stock (or          % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). Investors in this offering generally will not be able to affect the outcome of any matter submitted to our shareholders for approval as long as Johnson & Johnson or its successor-in-interest beneficially owns a majority of the total voting power of our outstanding shares of common stock. As long as Johnson & Johnson or its successor-in-interest beneficially owns a majority of the total voting power of our outstanding shares of common stock, it will generally be able to control, whether directly or indirectly through its ability to remove and elect directors, and subject to applicable law, all matters affecting us without the approval of other shareholders, including:
•determinations with respect to our business direction and policies, including the election and removal of directors and the appointment and removal of officers;
•determinations with respect to corporate transactions, such as mergers, business combinations or dispositions of assets;
•our financing and dividend policies;
•our compensation and benefit programs and other human resources policy decisions;
•termination of, changes to or determinations under our agreements with Johnson & Johnson relating to the Separation;
•determinations with respect to tax matters; and
•changes to any other agreements that may adversely affect us.
If Johnson & Johnson does not complete the Distribution or otherwise dispose of its remaining equity interest in our company, or if Johnson & Johnson purchases shares of our common stock in the open market following the completion of this offering, it could remain our controlling shareholder for an extended period of time or indefinitely. Even if Johnson & Johnson were to beneficially own less than a majority of the total voting power of our outstanding shares of common stock, Johnson & Johnson may be able to influence the outcome of corporate actions requiring shareholder approval for as long as it owns a significant portion of our common stock.
Johnson & Johnson’s interests may not be the same as, or may conflict with, the interests of our other shareholders. Actions that Johnson & Johnson takes with respect to us, as a controlling or significant shareholder, may not be favorable to us or our other shareholders.

Following the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the NYSE and, as a result, will qualify for exemptions from certain corporate governance requirements of the NYSE.
Upon completion of this offering, Johnson & Johnson will continue to own           % of the voting power of our shares of common stock eligible to vote in the election of our directors (or          % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE and, therefore, will qualify for exemptions from certain corporate governance requirements of the NYSE, including:
•the requirement that the Board be composed of a majority of independent directors;
•the requirement that the Nominating, Governance & Sustainability Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or, if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate;
•the requirement that the Compensation & Human Capital Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the requirement for an annual performance evaluation of the Nominating, Governance & Sustainability Committee and the Compensation & Human Capital Committee.
We do not currently intend to rely on any of these exemptions following the completion of this offering. However, we may elect to take advantage of one or more of these exemptions from time to time in the future. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.
Johnson & Johnson may fail to perform under the Transition Manufacturing Agreement, or we may fail to have replacement manufacturing arrangements in place when the Transition Manufacturing Agreement expires.
We expect that Johnson & Johnson will continue to provide us with certain manufacturing services pursuant to the Transition Manufacturing Agreement for a transitional period following the completion of this offering. These services will consist of supplying us with specified products, or components thereof, including Tylenol, Zyrtec, Motrin, Benadryl and other OTC products, for terms of varying duration following the completion of this offering. We will rely on Johnson & Johnson to satisfy its manufacturing obligations during the applicable term for each product subject to the Transition Manufacturing Agreement. Failure by Johnson & Johnson to perform these obligations, or any delay in or disruption to Johnson & Johnson’s ability to perform these obligations, could adversely affect our ability to timely deliver quality products to consumers and customers in necessary quantities, hinder sales of the applicable products, damage our reputation or the reputation of our brands or otherwise adversely affect our business, results of operations or financial condition, potentially for an extended period of time. Furthermore, pursuant to the Transition Manufacturing Agreement, Johnson & Johnson will agree to perform the manufacturing services for us in a manner consistent with the past practice of our business. As a result, our operational flexibility to implement changes with respect to these services or the amounts we pay for them will be limited, and we may not be able to implement changes in a manner desirable to us.
The services that Johnson & Johnson will provide to us pursuant to the Transition Manufacturing Agreement are transitional in nature. Upon the expiration of the term for each product subject to the Transition Manufacturing Agreement, we will be required to transition the manufacturing services for such product to our own internal organization or to obtain alternative third-party sources to provide these services. Transitioning these services from Johnson & Johnson to us or one or more third parties will be a complex, time-consuming and costly process, and could increase the risk of manufacturing defects or quality control issues. Furthermore, to the extent we decide to engage one or more third parties to provide these services to us in the future, we could encounter additional risks associated with reliance on third parties. See “—Risks Related to Our Operations—We rely on third parties in many aspects of our business, including to manufacture certain of our products, which exposes us to additional risks that could adversely affect our business, results of operations or financial condition.” If we do not have our own manufacturing operations, or comparable agreements with alternative third-party sources, in place when the Transition Manufacturing Agreement expires, our business, results of operations or financial condition could be adversely affected, including in the manner described in the preceding paragraph.
Johnson & Johnson may fail to perform under the Transition Services Agreement, or we may fail to have replacement systems and services in place when the Transition Services Agreement expires.
We expect that Johnson & Johnson will continue to provide us with services related to certain historically shared functions pursuant to the Transition Services Agreement for a transitional period following the completion of this offering. These services, which will include certain information technology, supply chain, human resources, medical safety, finance, regulatory, sales and marketing, research and development, real estate, legal operations, government affairs, distribution and tax services, will be provided for terms of varying duration following the completion of this offering. We will rely on Johnson & Johnson to satisfy its obligations during the term of the Transition Services Agreement. Failure by Johnson & Johnson to perform these obligations, or any delay in or disruption to Johnson & Johnson’s ability to perform these obligations, could increase our costs of procuring these services, result in system or service interruptions, divert our management’s focus or otherwise adversely affect our business, results of operations or financial condition, potentially for an extended period of time. Furthermore, pursuant to the Transition Services Agreement, Johnson & Johnson will agree to perform the services for us in a manner consistent with the past practice of our business. As a result, our operational flexibility to implement changes with respect to these services or the amounts we pay for them will be limited, and we may not be able to implement changes in a manner desirable to us. In addition, we have historically received informal support from Johnson & Johnson, which may not be addressed in the Transition Services Agreement. The level of this informal support will diminish or be eliminated following the completion of this offering.
The services that Johnson & Johnson will provide to us pursuant to the Transition Services Agreement are transitional in nature. We are in the process of creating our own, or engaging alternative third-party sources to provide, systems and services to replicate or replace many of the systems and services that Johnson & Johnson currently provides to us. However, we may not be able to successfully replicate or replace these services or obtain the services at the same or better quality, at the same or lower costs or otherwise on the same or more favorable terms and conditions from third parties. For example, implementing our own information technology framework will be a complex, time-consuming and costly process, and could make us more vulnerable to cyberattacks, network disruptions or other information security or cybersecurity incidents. Furthermore, to the extent we decide to engage one or more third parties to provide these services to us in the future, we could encounter additional risks associated with reliance on third parties. See “—Risks Related to Our Operations—We rely on third parties in many aspects of our business, including to manufacture certain of our products, which exposes us to additional risks that could adversely affect our business, results of operations or financial condition.” If we do not have our own systems and services, or comparable agreements with alternative third-party sources, in place when the Transition Services Agreement expires, our business, results of operations or financial condition could be adversely affected, including in the manner described in the preceding paragraph.
If Johnson & Johnson sells a controlling equity interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on your shares of our common stock and we may become subject to the control of a currently unknown third party.
Upon completion of this offering, Johnson & Johnson will continue to own           % of the total voting power of our outstanding shares of common stock (or          % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). Johnson & Johnson will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of us.
The ability of Johnson & Johnson to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded following the completion of this offering, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Johnson & Johnson on its private sale of shares of our common stock. In addition, if Johnson & Johnson privately sells its controlling equity interest in our company, we may become subject to the control of a currently unknown third party. The interests of this third party may not be the same as, or may conflict with, the interests of our other shareholders. Furthermore, if Johnson & Johnson sells a controlling equity interest in our company to a third party, our future indebtedness may be subject to acceleration, and our other commercial agreements and relationships, including any remaining agreements with Johnson & Johnson, could be impacted. The occurrence of any of these events could adversely affect our business, results of operations or financial condition.
Following the completion of this offering, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Johnson & Johnson. Also, certain of Johnson & Johnson’s current executive officers are expected to become our directors, which may create conflicts of interest or the appearance of conflicts of interest.
Because of their current or former positions with Johnson & Johnson, certain of our executive officers and directors own equity interests in Johnson & Johnson. Continuing ownership of shares of Johnson & Johnson common stock and equity awards could create, or appear to create, actual or potential conflicts of interest if we and Johnson & Johnson face decisions that could have implications for both companies following the completion of this offering. In addition, certain of Johnson & Johnson’s current executive officers are expected to become our directors, and this could create, or appear to create, actual or potential conflicts of interest when we and Johnson & Johnson encounter opportunities or face decisions that could have implications for both companies following the completion of this offering or in connection with the allocation of such directors’ time between us and Johnson & Johnson. These actual or potential conflicts of interest could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, matters arising with respect to the Separation Agreement and other agreements with Johnson & Johnson relating to the Separation or otherwise, employee retention or recruiting or our dividend policy.
We expect that provisions relating to certain relationships and transactions in our amended and restated certificate of incorporation will address certain actual or potential conflicts of interest between us, on the one hand, and Johnson & Johnson and its directors, officers or employees who are our directors, on the other hand. By becoming our shareholder, you will be deemed to have notice of, and consented to, these provisions of our amended and restated certificate of incorporation. For example, we will renounce any interest or expectancy in business opportunities that are presented to our directors or officers who are also directors, officers or employees of Johnson & Johnson, and such director or officer will have no duty to communicate or present such business opportunity to us, in each case so long as such business opportunity was not expressly offered to such person solely in their capacity as our director or officer. Although these provisions are designed to resolve certain conflicts of interest between us and Johnson & Johnson fairly, we cannot assure you that any conflicts of interest will be so resolved. See “Description of Capital Stock—Conflicts of Interest; Corporate Opportunities.”
Potential indemnification obligations to Johnson & Johnson in connection with the Separation could adversely affect our business, results of operations or financial condition.
The Separation Agreement will provide for indemnification obligations (for uncapped amounts, reduced by any insurance proceeds or other third-party proceeds that the party being indemnified receives) designed to make us financially responsible for substantially all liabilities, subject to certain exceptions, that may exist relating to our business activities, whether incurred prior to or following the completion of this offering. In addition, we will agree to indemnify Johnson & Johnson under certain additional circumstances pursuant to certain other agreements we will enter into with Johnson & Johnson in connection with the Separation. If we are required to indemnify Johnson & Johnson under the circumstances set forth in these agreements, we may be subject to substantial liabilities, which could adversely affect our business, results of operations or financial condition.

In connection with the Separation, Johnson & Johnson will indemnify us for certain liabilities. However, we cannot assure you that the indemnity will be sufficient to protect us against the full amount of such liabilities or that Johnson & Johnson’s ability to satisfy its indemnification obligation will not be impaired in the future.
Pursuant to the Separation Agreement and certain other agreements we will enter into with Johnson & Johnson in connection with the Separation, Johnson & Johnson will agree to indemnify us for certain liabilities. However, third parties could also seek to hold us responsible for any of the liabilities that Johnson & Johnson has agreed to retain, including Talc-Related Liabilities, and we cannot assure you that the indemnity from Johnson & Johnson will be sufficient to protect us against the full amount of such liabilities, or that Johnson & Johnson will be able to fully satisfy its indemnification obligations. In addition, pursuant to the Separation Agreement, Johnson & Johnson’s self-funded insurance policies will not be available to us, and Johnson & Johnson’s third-party insurance policies may not be available to us, for liabilities associated with occurrences of indemnified liabilities prior to the Separation, and in any event Johnson & Johnson’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Moreover, even if we ultimately succeed in recovering from Johnson & Johnson or its insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. The occurrence of any of these events could adversely affect our business, results of operations or financial condition.
Although under the Tax Matters Agreement the amount of our tax sharing payments to Johnson & Johnson following the completion of this offering will generally be determined based upon the amount of tax attributable to the Consumer Health Business for periods prior to the date of the Distribution, if pursued, we nevertheless will have joint and several liability with Johnson & Johnson for the consolidated U.S. federal income taxes of the Johnson & Johnson consolidated group.
We will be included in the U.S. federal consolidated group tax return, and certain other combined or similar group tax returns, with Johnson & Johnson through the date of the Distribution, if pursued. Under the Tax Matters Agreement, Johnson & Johnson will generally make all necessary tax payments to the relevant tax authorities with respect to Johnson & Johnson group tax returns, and we will make tax sharing payments to Johnson & Johnson, the amount of which will generally be determined based upon the amount of tax attributable to the Consumer Health Business.
For taxable periods that begin on or after the day after the date of the Distribution, we will no longer be included in any Johnson & Johnson group tax returns and we will file tax returns that include only us or our subsidiaries, as appropriate. We will not be required to make tax sharing payments to Johnson & Johnson for those taxable periods. Nevertheless, we have (and will continue to have following the completion of the Distribution, if pursued) joint and several liability with Johnson & Johnson to the IRS for the consolidated U.S. federal income taxes of the Johnson & Johnson consolidated group for the taxable periods in which we were part of the Johnson & Johnson consolidated group. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Tax Matters Agreement.”
We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Johnson & Johnson.
The agreements we will enter into with Johnson & Johnson in connection with the Separation, including the Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Agreement, the Trademark Agreements, the Transition Services Agreement, the Transition Manufacturing Agreement, the Registration Rights Agreement, the Reverse Transition Services Agreement and the Data Transfer and Sharing Agreement, were prepared in the context of our separation from Johnson & Johnson while we were still part of Johnson & Johnson. Accordingly, during the period in which these agreements were prepared, we did not have a separate or independent board of directors or a management team that was separate from or independent of Johnson & Johnson. The terms of these agreements, including the fees charged for services provided under these agreements, were primarily determined by Johnson & Johnson and, as a result, may not necessarily reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties or from arm’s-length negotiations between Johnson & Johnson and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction.

Risks Related to This Offering and Ownership of Our Common Stock
We cannot be certain that an active trading market for our common stock will develop or be sustained following the completion of this offering.
Prior to the completion of this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for shares of our common stock will develop or be sustained following the completion of this offering. If an active trading market does not develop, you may have difficulty selling your shares of our common stock at an attractive price or at all. An inactive trading market could also impair our ability to raise capital by selling shares of our common stock, our ability to attract and motivate our employees through equity incentive awards and our ability to acquire businesses, brands, assets or technologies by using shares of our common stock as consideration. Furthermore, the liquidity of the market for shares of our common stock may be constrained for as long as Johnson & Johnson continues to own a significant portion of our common stock.
The stock price of our common stock may fluctuate significantly.
We cannot predict the prices at which shares of our common stock may trade after this offering. The price for shares of our common stock in this offering was determined by negotiations among us, Johnson & Johnson and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell your shares of our common stock at or above the initial public offering price at the time that you would like to sell.
The market price of shares of our common stock may be highly volatile and fluctuate significantly due to a number of factors, some of which may be beyond our control, including:
•our quarterly or annual earnings or those of our competitors;
•variations in our quarterly dividends, if any, to shareholders;
•actual or anticipated fluctuations in our operating results or those of our competitors;
•publication of research reports about us, our competitors or our industry, changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance or lack of research reports by industry analysts or ceasing of analyst coverage;
•additions or departures of key management personnel;
•strategic actions or announcements by us or our competitors;
•adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•changes in accounting standards, policies, guidelines, interpretations or principles;
•changes to the regulatory and legal environment in which we operate;
•litigation or governmental investigations initiated against us;
•reputational issues, including reputational issues involving our competitors and their products, Johnson & Johnson and our third-party partners;
•actions by institutional shareholders;
•any ineffectiveness of our internal controls;
•whether, when and in what manner Johnson & Johnson completes the Distribution, and other announcements made or actions taken by Johnson & Johnson, whether in respect of the Distribution or otherwise;

•overall market fluctuations and domestic and worldwide economic and political conditions, including related to the COVID-19 pandemic; and
•other factors described in this “Risk Factors” section and elsewhere in this prospectus.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. If any of the forgoing events occur, it could cause our stock price to fall and may expose us to lawsuits, including securities class action litigation, that, even if unsuccessful, could result in substantial costs and divert our management’s attention and resources. You should consider an investment in shares of our common stock to be risky, and you should invest in shares of our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment.
The Distribution, if pursued, or future sales by Johnson & Johnson or other holders of shares of our common stock, or the perception that the Distribution or such sales may occur, including following the expiration of the lock-up period, could cause the price of our common stock to decline.
Upon completion of this offering, Johnson & Johnson will own          % of our outstanding shares of common stock (or          % if the underwriters exercise in full their option to purchase additional shares of our common stock from us). These shares will be “restricted securities” as that term is defined in Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”). Subject to contractual restrictions, including the lock-up agreements described in the paragraph below, Johnson & Johnson will be entitled to sell these shares in the public market only if the sale of such shares is registered with the Securities and Exchange Commission (“SEC”) or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. We are unable to predict with certainty whether or when Johnson & Johnson will complete the Distribution or otherwise sell a substantial number of shares of our common stock. The distribution or sale by Johnson & Johnson of a substantial number of shares of our common stock following the completion of this offering, or a perception that such a distribution or sale could occur, could significantly reduce the prevailing market price of shares of our common stock. Upon completion of this offering, except as otherwise described in this prospectus, all of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, assuming they are not held by our affiliates.
In connection with this offering, we, our executive officers, our directors and Johnson & Johnson have agreed with the underwriters that, except with the prior written consent of each of          and          , we and they will not, subject to certain exceptions, during the period beginning on the date of this prospectus and continuing through the date that is          days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock.          and          may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements. When the lock-up period expires, we and our shareholders subject to lock-up agreements will be able to sell shares of our common stock in the public market. Sales of a substantial number of shares of our common stock upon expiration of the lock-up agreements, the perception that these sales may occur or early release of these lock-up agreements could cause the market price of shares of our common stock to decline or make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.
If we are unable to implement and maintain effective internal control over financial reporting in the future, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of shares of our common stock could be adversely affected.
As a standalone public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in our internal control. In addition, beginning with our second annual report on Form 10-K, we expect that we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our independent registered public accounting firm will also be required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 10-K.

At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.
The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is complex, time-consuming and costly. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of shares of our common stock could be adversely affected. We could also become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.
The obligations associated with being a standalone public company will require significant resources and management attention.
Following the effectiveness of the registration statement of which this prospectus is a part, we will be directly subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC and the NYSE. As a standalone public company, we will be required to:
•prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;
•have our own board of directors and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;
•maintain an internal audit function;
•institute our own financial reporting and disclosure compliance functions;
•establish an investor relations function; and
•establish internal policies, including those relating to trading in our securities and disclosure controls and procedures.
These reporting and other obligations will place significant demands on our management, diverting their time and attention from sales-generating activities to compliance activities, and require increased administrative and operational costs and expenses that we did not incur prior to the Separation, which could adversely affect our business, results of operations or financial condition.
You will experience immediate and substantial dilution following the completion of this offering, and your percentage ownership in us may be further diluted in the future.
The initial public offering price per share of our common stock will be substantially higher than our pro forma net tangible book value (deficit) per share of our common stock upon completion of this offering. As a result, you will pay a price per share of our common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. Assuming an initial public offering price of $          per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, you will incur immediate and substantial dilution in pro forma net tangible book value (deficit) in an amount of $          per share of our common stock.
In the future, your percentage ownership in us may be further diluted if we issue additional shares of our common stock or convertible debt securities in connection with acquisitions, capital market transactions or other corporate purposes, including equity awards that we may grant to our directors, officers and employees. In connection with this offering, we intend to file a registration statement on Form S-8 to register the shares of our common stock that we expect to reserve for issuance under our proposed equity incentive plan. It is anticipated that the Compensation & Human Capital Committee will grant additional equity awards to our employees and directors following the completion of this offering, from time to time, under our proposed equity incentive plan. We cannot predict with certainty the size of future issuances of shares of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of shares of our common stock. Any such issuance could result in substantial dilution to our existing shareholders.
In addition, following the completion of the Distribution, if pursued, our employees will have rights to purchase or receive shares of our common stock as a result of the conversion of their Johnson & Johnson stock options, restricted share units and performance share units into our stock options and restricted share units. The conversion of these Johnson & Johnson awards into our awards is described in further detail in the section of this prospectus entitled “Executive and Director Compensation—Compensation Discussion and Analysis.” As of the date of this prospectus, the exact number of shares of our common stock that will be subject to the converted equity awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in us could be diluted as a result of the conversion.
The Board will be authorized, without further vote or action by our shareholders, to provide for the issuance from time to time of shares of our preferred stock in series and, as to each series, to fix the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of our capital stock; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any, and the redemption price or prices and the other terms of redemption, if any, applicable to that series. The terms of one or more series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of our preferred stock rights to elect directors in all events or on the occurrence of specified events or the right to veto specified transactions. In addition, the repurchase or redemption rights or liquidation preferences that we could assign to holders of our preferred stock could affect the residual value of our common stock. See “Description of Capital Stock—Preferred Stock.”
Following the completion of this offering, we expect to have debt obligations that could adversely affect our business, results of operations or financial condition.
In connection with the Separation, we intend to enter into certain financing arrangements, which may include the Senior Notes Offering, the Credit Facilities or a combination thereof. In addition, we may incur additional indebtedness in the future. This indebtedness could have important, adverse consequences to us and our investors, including:
•requiring a substantial portion of our cash flow from operations to make interest payments;
•making it more difficult to satisfy other obligations;
•increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;
•increasing our vulnerability to general adverse economic and industry conditions;
•reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
•limiting our ability to pay dividends;
•limiting our flexibility in planning for, or reacting to, changes in our business and industry; and
•limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of our common stock.
The risks described above will increase with the amount of indebtedness we incur in the future. Furthermore, to the extent our indebtedness bears interest at variable rates, our ability to borrow additional funds may be reduced and the risks described above would intensify if these rates were to increase significantly, whether because of an increase in market interest rates or a decrease in our creditworthiness. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service our outstanding debt or to repay the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance our debt.
We are a holding company and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.
We are a holding company with limited direct business operations, including conducting certain operational activities in anticipation of the planned separation of the Consumer Health Business. Our subsidiaries own substantially all of our assets and conduct substantially all of our operations. Dividends from our subsidiaries and permitted payments to us under arrangements with our subsidiaries are our principal sources of cash to meet our obligations. These obligations include operating expenses and interest and principal on current and any future borrowings. Our subsidiaries, including certain subsidiaries organized outside the United States, may not be able to, or may not be permitted to, pay dividends or make distributions to enable us to meet our obligations. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. If the cash we receive from our subsidiaries pursuant to dividends and other arrangements is insufficient to fund any of our obligations, or if a subsidiary is unable to pay future dividends or distributions to us to meet our obligations, we may be required to raise cash through, among other things, the incurrence of debt (including convertible or exchangeable debt), the sale of assets or the issuance of equity. Our liquidity and capital position are highly dependent on the performance of our subsidiaries and their ability to pay future dividends and distributions to us as anticipated. The evaluation of future dividend sources and our overall liquidity plans are subject to a variety of factors, including current and future market conditions, which are subject to change. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could adversely affect our business, results of operations or financial condition and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.
We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.
We initially expect to pay quarterly cash dividends of approximately $          per share of our common stock to holders of our common stock commencing          , subject to the discretion of the Board. Although we currently intend to pay a quarterly cash dividend to holders of our common stock, we have no obligation to do so, and our dividend policy may change at any time without notice to our shareholders. The payment of any dividends in the future to our shareholders, and the timing and amount thereof, will fall within the discretion of the Board. The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing our indebtedness, general economic business conditions, industry practice, legal requirements and other factors that the Board may deem relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. Furthermore, we are a holding company with limited direct business operations, including conducting certain operational activities in anticipation of the planned separation of the Consumer Health Business. As a result, our ability to pay dividends will also depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us. We cannot assure you that we will pay our anticipated dividend in the same amount or frequency, or at all, in the future. See “Dividend Policy.”
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could be adversely affected, resulting in a decrease in the market price of shares of our common stock.
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our combined financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, net sales and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations could be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of shares of our common stock.
Certain provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
We expect that our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt an unsolicited takeover not approved by the Board. These provisions include (1) the ability of our directors, and not shareholders, to fill vacancies on the Board (including those resulting from an enlargement of the Board), (2) restrictions on the ability of our shareholders to call a special meeting, (3) restrictions on the ability of our shareholders to act by written consent, (4) rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings and (5) authority of the Board to issue preferred stock without shareholder vote or action.
In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, subject to certain exceptions. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws—Delaware Anti-Takeover Statute.”
So long as Johnson & Johnson beneficially owns a majority of the total voting power of our outstanding capital stock, and therefore has the ability to direct the election of all the members of the Board, directors designated by Johnson & Johnson to serve on the Board would have the ability to authorize a party, including a potential transferee of Johnson & Johnson’s shares of our common stock, to become an interested stockholder such that the restrictions of Section 203 of the DGCL would not apply to such party.
We believe these provisions will protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some of our shareholders and could delay or prevent an acquisition that the Board determines is not in the best interests of us and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
Our amended and restated certificate of incorporation will provide that certain courts within the State of Delaware or the federal district courts of the United States will be the sole and exclusive forum for the resolution of certain types of actions and proceedings that may be initiated by our shareholders, which could discourage lawsuits against us or our directors, officers, employees or shareholders.
Our amended and restated certificate of incorporation will provide, in all cases to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware (or, if such court does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or shareholders to us or our shareholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware, (4) any action asserting a claim governed by the internal affairs doctrine or (5) any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation or our amended and restated bylaws.

These exclusive forum provisions will not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.
These exclusive forum provisions may impose additional costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of Delaware, or limit a shareholder’s ability to bring a claim in a judicial forum that such shareholder finds favorable for disputes with us or our directors, officers, employees or shareholders, which in each case may discourage such lawsuits with respect to such claims. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and we may incur additional costs associated with resolving such matters in other jurisdictions, which could divert our management’s attention and otherwise adversely affect our business, results of operations or financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which do not relate strictly to historical or current facts and which reflect management’s assumptions, views, plans, objectives and projections about the future. Forward-looking statements may be identified by the use of words such as “plans,” “expects,” “will,” “anticipates,” “estimates” and other words of similar meaning in conjunction with, among other things: discussions of future operations; expected operating results and financial performance; impact of planned acquisitions and dispositions; our strategy for growth; product development activities; regulatory approvals; market position; expenditures; and the effects of the Separation and the Distribution, if pursued, on our business.
Because forward-looking statements are based on current beliefs, expectations and assumptions regarding future events, they are subject to risks, uncertainties and changes that are difficult to predict and many of which are outside of our control. You should realize that if underlying assumptions prove inaccurate, or known or unknown risks or uncertainties materialize, our actual results and financial condition could vary materially from expectations and projections expressed or implied in our forward-looking statements. Risks and uncertainties include:
•The impact of negative publicity and failed marketing efforts on our reputation and our brands;
•The competitive product markets in which we operate and the competitive pressures that we face;
•The potential that we may be unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences;
•The potential that we may be unable to successfully expand our global operations;
•The potential that we may face challenges in implementing our digital-first strategy across all aspects of our operations;
•The rapidly changing retail landscape, including our increasing dependence on key retailers in developed markets, changes in the policies of our retail trade customers and the emergence of e-commerce and other alternative retail channels;
•Challenges and uncertainties inherent in innovation and development of new and improved products and technologies on which our continued growth and success depend;
•The potential that the expected strategic benefits and opportunities from any planned or completed acquisition or divestiture may not be realized or may take longer to realize than expected;
•The impact of increases in the availability and acceptance of private-label brands and generic non-branded products;
•The threats of counterfeit products, infringement of our intellectual property and other unauthorized versions of our products;
•Difficulties and delays in manufacturing, internally, through third parties or otherwise within the supply chain, that may lead to voluntary or involuntary business interruptions or shutdowns, product shortages, withdrawals or suspensions of products from the market and potential regulatory action;
•Failure to effectively manage third-party relationships and the agreements under which our third-party partners operate;
•Interruptions and breaches of our information technology systems or those of a third party, which could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action;
•The potential for labor disputes, strikes, work stoppages and similar labor relations matters and the impact of minimum wage increases;

•Our ability to attract and retain talented, highly skilled employees and a diverse workforce and to implement succession plans for our senior management;
•Reliance on global supply chains and production and distribution processes that are complex and subject to increasing regulatory requirements that may adversely affect supply, sourcing and pricing of materials used in our products;
•Failure to accurately forecast demand for our products;
•Climate change, extreme weather and natural disasters, or legal, regulatory or market measures to address climate change, that could affect demand for our products and services, cause disruptions in manufacturing and distribution networks, alter the availability of goods and services within the supply chain and affect the overall design and integrity of our products and operations;
•The impact of increasing scrutiny and rapidly evolving expectations from stakeholders regarding ESG matters;
•The potential for insurance to be unavailable or insufficient to cover losses we may incur;
•The impact of significant product returns or refunds;
•Product reliability, safety and efficacy concerns, whether or not based on scientific or factual evidence, potentially resulting in governmental investigations, regulatory action (including the shutdown of manufacturing facilities), private claims and lawsuits, significant remediation and related costs, safety alerts, product shortages, declining sales, reputational damage and share price impact;
•Legal proceedings related to talc or talc-containing products, such as Johnson’s Baby Powder, sold outside the United States and Canada and other risks and uncertainties related to talc or talc-containing products;
•The impact, including declining sales and reputational damage, of significant litigation or government action adverse to us, including product liability claims and allegations related to marketing practices;
•The impact of an adverse judgment or settlement and the adequacy of reserves related to legal proceedings, including product liability, personal injury claims, intellectual property claims, securities class actions, government investigations, employment matters and other legal proceedings;
•Challenges to our ability to establish, maintain, protect and enforce intellectual property rights for new and existing products and technologies in the United States and other important markets;
•Allegations that our products infringe the intellectual property rights of third parties, which could adversely affect our ability to sell the products in question and require a payment of a substantial amount for past infringement or continued use of those rights;
•Potential changes to applicable laws, regulations, policies and related interpretations affecting operations in the United States and around the world, including relating to the approval of new products, intellectual property rights, advertising and promotional activities, environmental, health and safety matters, sourcing of raw materials, privacy and data protection and anti-corruption and human rights;
•Changes in domestic and international tax laws and regulations, increased audit scrutiny by tax authorities around the world and exposures to additional tax liabilities potentially in excess of existing reserves;
•The issuance of new or revised accounting standards by the Financial Accounting Standards Board and regulations by the SEC;
•The risks associated with global operations on us and our customers and suppliers, including foreign governments in countries in which we operate;

•The impact of inflation and fluctuations in interest rates and currency exchange rates and the potential effect of such fluctuations on net sales, expenses and resulting margins;
•Potential changes in export/import and trade laws, regulations and policies of the United States and other countries, including any increased trade restrictions or tariffs;
•The impact on global operations from financial instability, sovereign risk, possible imposition of governmental controls and restrictive economic policies, and unstable governments and legal systems in certain geographic markets;
•The impact of global public health crises and pandemics, including the COVID-19 pandemic;
•The impact of armed conflicts and terrorist attacks in the United States and other parts of the world, such as the ongoing Russia-Ukraine War, including social and economic disruptions and instability of financial and other markets;
•The impact of impairment of our goodwill and other intangible assets;
•Our ability to maintain satisfactory credit ratings;
•The effects of the Separation and the Distribution, if pursued, on our business;
•Our ability to achieve the expected benefits of and successfully execute the Separation, the Distribution and related transactions;
•Our status as a controlled company, and the possibility that Johnson & Johnson’s interests or those of certain of our executive officers and directors may conflict with our interests and the interests of our other shareholders;
•Restrictions on our business, potential tax and indemnification liabilities and substantial charges in connection with the Separation, the Distribution and related transactions; and
•Failure of our rebranding efforts in connection with the Separation to achieve market acceptance, and the impact of our continued use of legacy Johnson & Johnson branding, including the “Johnson’s” brand.
You should also carefully read the risk factors described in the section of this prospectus entitled “Risk Factors” for a description of the material risks that could, among other things, cause our actual results to differ materially from those expressed or implied in our forward-looking statements. You should understand that it is not possible to predict or identify all such factors and you should not consider the risks described above to be a complete statement of all potential risks and uncertainties. We do not undertake to publicly update any forward-looking statement that may be made from time to time, whether as a result of new information or future events or developments, except as required by law.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $          (or approximately $           if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments) based on an assumed initial public offering price of $          per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We will pay Johnson & Johnson, as partial consideration for the Consumer Health Business that Johnson & Johnson is transferring to us in connection with the Separation, (1) all of the net proceeds that we will receive from the sale of shares of our common stock in this offering, including any net proceeds that we will receive as a result of any exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, and (2) all of the net proceeds that we will receive from the Debt Financing Transactions, together with any interest accrued thereon following our receipt of such proceeds, as further described in the section of this prospectus entitled “Description of Certain Indebtedness”; provided that we will retain an amount in cash and cash equivalents equal to $          , after giving effect to this offering, the Debt Financing Transactions and the settlement or termination of certain intercompany accounts payable or accounts receivable between us and Johnson & Johnson, which we currently intend to use for general corporate purposes.
The foregoing represents our current intentions with respect to the allocation and use of the net proceeds of this offering. Pursuant to the Separation Agreement, Johnson & Johnson will have the sole and absolute discretion to determine the terms of, and whether to proceed with, this offering. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement—The Initial Public Offering.” A change in Johnson & Johnson’s present plans or the occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.
Assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, each $1.00 increase (decrease) in the assumed initial public offering price of $          per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $          , assuming the number of shares of our common stock offered in this offering by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of one million shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the net proceeds to us from this offering by $          , assuming the initial public offering price of $          per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. However, we do not anticipate that any such increase or decrease would impact the amount of cash or cash equivalents that we will retain following our payment to Johnson & Johnson of consideration in connection with the Separation. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.

DIVIDEND POLICY
We initially expect to pay quarterly cash dividends of approximately $          per share of our common stock to holders of our common stock commencing          , subject to the discretion of the Board.
The payment of any dividends in the future to our shareholders, and the timing and amount thereof, will fall within the discretion of the Board. The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing our indebtedness, general economic business conditions, industry practice, legal requirements and other factors that the Board may deem relevant.
We cannot assure you that we will pay our anticipated dividend in the same amount or frequency, or at all, in the future. You should not purchase shares of our common stock with the expectation of receiving cash dividends. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends” and “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We are a holding company and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of October 2, 2022:
•on an actual basis as derived from our historical unaudited condensed combined financial statements included elsewhere in this prospectus; and
•on an unaudited pro forma basis to give effect to (1) the Separation and related transactions as described in the section of this prospectus entitled “The Separation and Distribution Transactions—The Separation,” (2) the incurrence of indebtedness in an aggregate principal amount equal to approximately $          pursuant to the Debt Financing Transactions and the application of the net proceeds from the Debt Financing Transactions as described in the section of this prospectus entitled “Description of Certain Indebtedness” and (3) the sale by us of          shares of our common stock in this offering and the application of the net proceeds from this offering as described in the section of this prospectus entitled “Use of Proceeds,” based on an assumed initial public offering price of $          per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The cash and cash equivalents and capitalization information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization would have been had we been operating as a standalone company as of October 2, 2022. In addition, the cash and cash equivalents and capitalization information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization may be in the future.
The pro forma information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
We will not retain any proceeds from the sale of shares of our common stock in this offering. All of the net proceeds from this offering will be paid to Johnson & Johnson as partial consideration for the Consumer Health Business that Johnson & Johnson is transferring to us in connection with the Separation. As a result, we do not expect that there will be any further impact on our capitalization or equity balances giving effect to the offering proceeds.
The following table should be read in conjunction with the sections of this prospectus entitled “Summary Historical and Unaudited Pro Forma Combined Financial Data,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our historical unaudited condensed combined financial statements included elsewhere in this prospectus.

	As of October 2, 2022
	Actual	Pro Forma(1)
(Dollars in Millions)
Cash and cash equivalents	$797	$
Debt:
Total Debt	$—	$
Shareholders’ Equity:
Common stock — par value $0.01 per share (authorized shares; issued shares, actual) (authorized shares; issued shares, pro forma)	—
Net investment from Parent	25,153
Additional paid-in capital	—
Accumulated other comprehensive loss	(6,226)
Total equity	$18,927	$
Total capitalization	$18,927	$

__________________
(1)Assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, each $1.00 increase (decrease) in the assumed initial public offering price of $          per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $          , assuming the number of shares of our common stock offered in this offering by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of one million shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the net proceeds to us from this offering by $          , assuming the initial public offering price of $          per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. However, we do not anticipate that any such increase or decrease would impact the amount of cash or cash equivalents that we will retain following our payment to Johnson & Johnson of consideration in connection with the Separation. See “Use of Proceeds.”

DILUTION
Our historical net tangible book value (deficit) as of            was approximately $            million. We do not present historical net tangible book value (deficit) per share because it is not meaningful.
If you invest in shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value (deficit) per share of our common stock after giving effect to the Separation, the Debt Financing Transactions and this offering. Pro forma net tangible book value (deficit) per share of our common stock represents:
•pro forma total assets less goodwill and other intangible assets after giving effect to the Separation;
•reduced by our pro forma total liabilities after giving effect to the Debt Financing Transactions; and
•divided by the number of shares of our common stock outstanding after giving effect to the Separation.
As of          , after giving effect to the Separation, the Debt Financing Transactions and this offering, our pro forma net tangible book value (deficit) was approximately $             , or $            per share of our common stock based on            shares of our common stock outstanding immediately prior to the completion of this offering. This represents an immediate dilution of $            per share of our common stock to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution per share of our common stock, assuming an initial public offering price of $            per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

Assumed initial public offering price per share of our common stock	$
Pro forma net tangible book value (deficit) per share of our common stock after giving effect to the Separation and the Debt Financing Transactions
Increase (decrease) in pro forma net tangible book value (deficit) per share of our common stock attributable to new investors purchasing shares of our common stock in this offering
Pro forma net tangible book value (deficit) per share of our common stock after giving effect to the Separation, the Debt Financing Transactions and this offering
Dilution in pro forma net tangible book value (deficit) per share of our common stock to new investors purchasing shares of our common stock in this offering	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would not impact the pro forma net tangible book value (deficit) or the pro forma net tangible book value (deficit) per share of our common stock, but it would increase (decrease) dilution in pro forma net tangible book value (deficit) per share of our common stock to new investors purchasing shares of our common stock in this offering by $1.00. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
If the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments, the pro forma net tangible book value (deficit) per share of our common stock would be $            , and the dilution in pro forma net tangible book value (deficit) per share of our common stock to new investors purchasing shares of our common stock in this offering would be $            .
The following table summarizes, on a pro forma as-adjusted basis as of            , after giving effect to this offering, the difference between our existing shareholder and new investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid to us for these shares or to be paid to us for these shares, and the average price per share of our common stock paid by our existing shareholder or to be paid by new investors purchasing shares of our common stock in this offering, at the assumed initial public offering price of $          per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Dollars (in Millions)	Percent
Existing shareholder(1)		%	$	%	$
New investors
Total		100.0%	$	100.0%	$
__________________
(1)Total consideration represents the pro forma book value of the net assets being transferred to us by Johnson & Johnson in connection with the Separation.
Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors purchasing shares of our common stock in this offering by approximately $          , or the percent of total consideration paid to us by new investors purchasing shares of our common stock in this offering by approximately         %, assuming the number of shares of our common stock offered by us in this offering as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of one million shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the total consideration paid to us by new investors purchasing shares of our common stock in this offering by approximately $         , or the percent of total consideration paid to us by new investors purchasing shares of our common stock in this offering by approximately         %, assuming the initial public offering price of $         per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
The above discussion and tables are based on an assumed number of shares of our common stock outstanding upon completion of this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our shareholders.

THE SEPARATION AND DISTRIBUTION TRANSACTIONS
The Separation
On November 12, 2021, Johnson & Johnson, our parent company, announced its intention to separate its Consumer Health Business. In connection with the Separation (as defined below) and prior to the completion of this offering, we will enter into the Separation Agreement and various other agreements with Johnson & Johnson, which, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Consumer Health Business to us and will result in the separation of our business from Johnson & Johnson. In addition, these agreements will collectively govern various interim and ongoing relationships between us and Johnson & Johnson following the completion of this offering. We refer to these transactions collectively as the “Separation.”
We expect the following to occur in connection with the Separation:
•Separation Agreement—We and Johnson & Johnson will enter into the Separation Agreement, which will set forth our agreements with Johnson & Johnson regarding the principal actions to be taken in connection with the Separation and govern, among other matters, (1) the allocation of assets and liabilities to us and Johnson & Johnson (including our indemnification obligations, for potentially uncapped amounts, for certain liabilities relating to our business activities, whether incurred prior to or following the completion of this offering) and (2) certain matters with respect to this offering and the Distribution.
•Transfer of Assets and Liabilities—Pursuant to the Separation Agreement, Johnson & Johnson will transfer the assets and liabilities comprising the Consumer Health Business to us. This internal reorganization may take the form of asset transfers, dividends, contributions and similar transactions, and will involve the formation of new subsidiaries in numerous jurisdictions around the world to own and operate our business in such jurisdictions. In exchange for these assets, we will, as partial consideration, pay Johnson & Johnson:
•all of the net proceeds that we will receive from the sale of shares of our common stock in this offering, including any net proceeds that we will receive as a result of any exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments; and
•all of the net proceeds that we will receive from the Debt Financing Transactions, together with any interest accrued thereon following our receipt of such proceeds, as further described in the section of this prospectus entitled “Description of Certain Indebtedness”;
provided that we will retain an amount in cash and cash equivalents equal to $         , after giving effect to this offering, the Debt Financing Transactions and the settlement or termination of certain intercompany accounts payable or accounts receivable between us and Johnson & Johnson.
•Tax Matters Agreement—We and Johnson & Johnson will enter into a tax matters agreement that will govern our and Johnson & Johnson’s respective rights, responsibilities and obligations with respect to all tax matters, including tax liabilities (including responsibility and potential indemnification obligations for taxes attributable to our business and taxes arising, under certain circumstances, in connection with the Separation and the Distribution, if pursued), tax attributes, tax contests and tax returns (including our inclusion in the U.S. federal consolidated group tax return, and certain other combined or similar group tax returns, with Johnson & Johnson through the date of the Distribution, if pursued, and our continuing joint and several liability with Johnson & Johnson for such tax returns).
•Employee Matters Agreement—We and Johnson & Johnson will enter into an employee matters agreement that will address employment, compensation, human resources and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate prior to the Separation.

•Intellectual Property Agreement—We and Johnson & Johnson will enter into an intellectual property agreement that will govern our and Johnson & Johnson’s respective rights, responsibilities and obligations with respect to intellectual property matters, excluding certain intellectual property matters with respect to trademarks, which will be governed by the trademark agreements described below.
•Trademark Agreements—We and Johnson & Johnson will enter into various trademark agreements that collectively will govern our and Johnson & Johnson’s respective rights, responsibilities and obligations with respect to intellectual property rights in trademarks.
•Transition Services Agreement—We and Johnson & Johnson will enter into a transition services agreement, pursuant to which Johnson & Johnson will provide to us certain services for terms of varying duration following the completion of this offering.
•Transition Manufacturing Agreement—We and Johnson & Johnson will enter into a transition manufacturing agreement, pursuant to which Johnson & Johnson will provide to us certain manufacturing services for terms of varying duration following the completion of this offering.
•Registration Rights Agreement—We and Johnson & Johnson will enter into a registration rights agreement, pursuant to which we will grant to Johnson & Johnson certain registration rights with respect to the shares of our common stock owned by Johnson & Johnson following the completion of this offering.
•Reverse Transition Services Agreement—We and Johnson & Johnson will enter into a reverse transition services agreement, pursuant to which we will provide to Johnson & Johnson certain services for terms of varying duration following the completion of this offering.
•Data Transfer and Sharing Agreement—We and Johnson & Johnson will enter into a data transfer and sharing agreement that will govern the implementation of the request, transfer, extraction, traceability, retention and deletion of certain data pertaining to business records and personal information.
See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation” for a more detailed discussion of the agreements described above. These agreements will collectively govern various interim and ongoing relationships between us and Johnson & Johnson following the completion of this offering. All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Johnson & Johnson. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to Our Relationship with Johnson & Johnson—We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Johnson & Johnson.”
Debt Financing Transactions
In connection with the Separation, we intend to enter into the Debt Financing Transactions. We will pay Johnson & Johnson all of the net proceeds that we will receive from the Debt Financing Transactions, together with any interest accrued thereon following our receipt of such proceeds; provided that we will retain an amount in cash and cash equivalents equal to $         , after giving effect to this offering, the Debt Financing Transactions and the settlement or termination of certain intercompany accounts payable or accounts receivable between us and Johnson & Johnson. See “Description of Certain Indebtedness.”
The Distribution
Upon completion of this offering, Johnson & Johnson will continue to own at least 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors. Johnson & Johnson has informed us that, following the completion of this offering, it intends to make a tax-free distribution to its shareholders of all or a portion of its remaining equity interest in our company, which may include one or more distributions effected as a dividend to all Johnson & Johnson shareholders, one or more distributions in exchange for Johnson & Johnson shares or other securities, or any combination thereof. We refer to these distributions collectively as the “Distribution.”
Johnson & Johnson has agreed not to effect the Distribution for a period of         days after the date of this prospectus without the prior written consent of each of         and         . See “Underwriting.” While, as of the date of this prospectus, Johnson & Johnson intends to effect the Distribution, Johnson & Johnson has no obligation to pursue or consummate any further dispositions of its equity interest in our company, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the continuing effectiveness and validity of Johnson & Johnson’s private letter ruling from the IRS and favorable opinions of Johnson & Johnson’s U.S. tax advisors to the effect that the Distribution will be tax-free to Johnson & Johnson and its shareholders. The conditions to the Distribution may not be satisfied, Johnson & Johnson may decide not to consummate the Distribution even if the conditions are satisfied or Johnson & Johnson may decide to waive one or more of the conditions and consummate the Distribution even if all of the conditions are not satisfied.
Upon completion of the Distribution, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of the NYSE, and, to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of the NYSE within the transition periods specified in the rules of the NYSE. See “Management—Controlled Company Exemption.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma condensed combined financial statements give effect to the Separation and related adjustments in accordance with Article 11 of the SEC’s Regulation S-X, as amended. The Separation and related transactions are described in the section of this prospectus entitled “The Separation and Distribution Transactions—The Separation.”
The unaudited pro forma condensed combined financial statements have been derived from our historical unaudited condensed combined statement of operations for the fiscal nine months ended October 2, 2022, our historical audited combined statement of operations for the fiscal year ended January 2, 2022 and our historical unaudited condensed combined balance sheet at October 2, 2022. The pro forma adjustments to the unaudited pro forma condensed combined statements of operations for the fiscal nine months ended October 2, 2022 and for the fiscal year ended January 2, 2022 assume that the Separation and related transactions occurred as of January 4, 2021, which was the first day of the 2021 fiscal year. The unaudited pro forma condensed combined balance sheet gives effect to the Separation and related transactions as if they had occurred on October 2, 2022, our latest balance sheet date.
The unaudited pro forma condensed combined financial statements have been prepared to include transaction accounting and autonomous entity adjustments to reflect the financial condition and results of operations as if we were a separate standalone entity. In addition, management’s adjustments, presented in the accompanying notes to the unaudited pro forma condensed combined financial statements, provide supplemental information to understand the synergies and dis-synergies that are expected to result from the Separation, primarily comprising incremental costs that we expect to incur as a standalone company.
Transaction accounting adjustments include the following:
•differences between our historical combined balance sheet prepared on a carve-out basis and assets and liabilities expected to be contributed by Johnson & Johnson to us;
•the effect of our anticipated post-Separation capital structure, including (1) the incurrence of indebtedness in an aggregate principal amount equal to approximately $         pursuant to the Debt Financing Transactions and the application of the net proceeds from the Debt Financing Transactions as described in the section of this prospectus entitled “Description of Certain Indebtedness” and (2) the sale by us of         shares of our common stock in this offering and the application of the net proceeds from this offering as described in the section of this prospectus entitled “Use of Proceeds,” based on an assumed initial public offering price of $         per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;
•the removal of the talc litigation expense and certain royalty income included in our audited combined statement of operations for the fiscal year ended January 2, 2022, see “Certain Relationships and Related Person Transactions—Other Agreements with Johnson & Johnson—Royalty Monetization Agreements” for details on royalty income arrangements; and
•other adjustments as described in the accompanying notes to the unaudited pro forma condensed combined financial statements.
Autonomous entity adjustments include the following:
•the impact of the transactions contemplated by the agreements described under “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation”;
•the one-time expenses supported by contractual agreements associated with the Separation and related transactions; and
•other adjustments as described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information is based upon available information and assumptions that we believe are reasonable and supportable. The unaudited pro forma condensed combined financial information is for illustrative and informational purposes only. The unaudited pro forma condensed combined financial information may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, or what our financial condition, results of operations and cash flows may be in the future. In addition, the unaudited pro forma condensed combined financial information has been derived from our historical combined financial statements, which have been prepared from Johnson & Johnson’s historical accounting records. All of the allocations and estimates in our historical combined financial statements are based on assumptions that management believes are reasonable. The historical combined financial statements may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, or what our financial condition, results of operations and cash flows may be in the future.
The unaudited pro forma condensed combined financial information reported below should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements included elsewhere in this prospectus.
Consumer Health Business
Unaudited Pro Forma Condensed Combined Statement of Operations

	Fiscal nine months ended October 2, 2022
		Transaction Accounting Adjustments
(Dollars in Millions, except per share amounts)	Historical	Financing / Capitalization Adjustments		Separation Adjustments		Autonomous Entity Adjustments		Pro Forma
Net sales	$11,183							$
Cost of sales	4,944					41	(m),(n)
Gross profit	6,239					(41)
Selling, general, and administrative expenses	4,101					35	(m),(n)
Other (income) expense, net, operating	(6)
Operating income (loss)	2,144					(76)
Other (income) expense, net	19		(a)	58	(i)
Income (loss) before taxes	2,125			(58)		(76)
Provision (benefit) for taxes	408		(h)	12	(h), (i)	(18)	(o)
Net income (loss)	$1,717	$		$(70)		$(58)		$
Pro forma basic income per share									(p)
Pro forma basic shares of common stock outstanding									(p)
Pro forma diluted income per share									(p)
Pro forma diluted shares of common stock outstanding									(p)
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Consumer Health Business
Unaudited Pro Forma Condensed Combined Statement of Operations

	Fiscal year ended January 2, 2022
		Transaction Accounting Adjustments
(Dollars in Millions, except per share amounts)	Historical	Financing / Capitalization Adjustments		Separation Adjustments		Autonomous Entity Adjustments		Pro Forma
Net sales	$15,054							$
Cost of sales	6,635					66	(m), (n)
Gross profit	8,419					(66)
Selling, general, and administrative expenses	5,484			74	(g)	81	(m), (n)
Other (income) expense, net, operating	15			(104)	(b)
Operating income (loss)	2,920			30		(147)
Other (income) expense, net	(5)		(a)	91	(i)
Income (loss) before taxes	2,925			(61)		(147)
Provision (benefit) for taxes	894		(h)	(264)	(h), (i)	(35)	(o)
Net income (loss)	$2,031	$		$203		$(112)		$
Pro forma basic income per share									(p)
Pro forma basic shares of common stock outstanding									(p)
Pro forma diluted income per share									(p)
Pro forma diluted shares of common stock outstanding									(p)
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Consumer Health Business
Unaudited Pro Forma Condensed Combined Balance Sheet

	As of October 2, 2022
		Transaction Accounting Adjustments
(Dollars in Millions, except per share amounts)	Historical	Financing / Capitalization Adjustments		Separation Adjustments		Autonomous Entity Adjustments	Pro Forma
Assets
Current assets
Cash and cash equivalents	$797	$	(a), (d)			$	$
Trade receivables, less allowances for credit losses ($34)	2,141
Inventories	2,133
Prepaid expenses and other receivables	227			(36)	(l)
Other current assets	165
Total current assets	5,463			(36)
Property, plant and equipment, net	1,700			(2)	(e)
Intangible assets, net	9,542
Goodwill	8,773
Deferred taxes on income	152			21	(k), (l)
Other assets	392			288	(c), (e), (f), (l)
Total assets	$26,022	$		$271		$	$
Liabilities and equity
Current liabilities
Accounts payable	1,745
Accrued liabilities	864			11	(e), (g), (l)
Accrued rebates, returns and promotions	860
Accrued taxes on income	398			6	(k)
Loans and notes payable	—		(a)
Total current liabilities	3,867			17
Long-term debt	—		(a)
Employee related obligations	269			141	(c)
Deferred taxes on income	2,259			116	(k), (l)
Other liabilities	700			(163)	(e), (l)
Total liabilities	7,095			111
Commitments and contingencies	—
Equity
Common stock – par value $0.01 per share (authorized shares; issued shares on a pro forma basis)	—		(d)		(j)
Net investment from Parent	25,153		(a), (d)	(25,153)	(i), (j)
Additional paid-in capital	—		(d)	25,313	(c), (e), (f), (g), (j), (k), (l)
Accumulated other comprehensive loss	(6,226)
Total shareholders’ equity	18,927
Non-controlling interest	—			—	(i)
Total equity	18,927			160
Total liabilities and equity	$26,022	$		$271		$	$
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Consumer Health Business
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Transaction Accounting Adjustments
(a)Reflects approximately $             of borrowings expected to be incurred in connection with the Separation pursuant to the Debt Financing Transactions, offset by anticipated debt issuance costs of $             . We will pay Johnson & Johnson, as partial consideration for the Consumer Health Business that Johnson & Johnson is transferring to us in connection with the Separation, all of the net proceeds that we will receive from the Debt Financing Transactions, together with any interest accrued thereon following our receipt of such proceeds; provided that we will retain an amount in cash and cash equivalents equal to $             , after giving effect to this offering, the Debt Financing Transactions and the settlement or termination of certain intercompany accounts payable or accounts receivable between us and Johnson & Johnson. We currently estimate the debt will have an estimated weighted average interest rate of approximately             %. The terms of this indebtedness have not been finalized, and the pro forma adjustments may change accordingly.

(Dollars in )	Fiscal nine months ended October 2, 2022	Fiscal year ended January 2, 2022
Interest Expense on Total Debt at Estimated Weighted Average Rate of Approximately %	$	$
Amortization of Debt Issuance Costs
Total Interest Expense from Debt	$	$
Tax effect of the total interest expense	$	$
A           % variance in the estimated weighted average interest rate on debt would change the interest expense by approximately $             and $             for the fiscal nine months ended October 2, 2022 and for the fiscal year ended January 2, 2022, respectively. For every $100 million of borrowings, interest expense would change by approximately $              and $              for the fiscal nine months ended October 2, 2022 and for the fiscal year ended January 2, 2022, respectively.
(b)Reflects the removal of the talc litigation expense of $154 million offset by certain royalty income of $50 million in our audited combined statement of operations for the fiscal year ended January 2, 2022. Talc-Related Liabilities and certain royalty arrangements will not be transferred to us and were contributed to LTL in the third fiscal quarter of 2021. See Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus for additional information regarding talc litigation.
(c)Reflects additional retirement and non-pension postretirement benefit plan assets and obligations that will be transferred to us prior to the Separation, including estimated Other assets of $153 million and estimated Employee related obligations of $141 million as of October 2, 2022. These additional plans are excluded from our unaudited condensed combined balance sheet as of October 2, 2022 as we were not the plan sponsor for the related benefits. Certain benefit plan expenses associated with these additional plans are included in our historical condensed combined statements of operations. Actual transferred amounts could be different from these estimates and would depend on several factors, including the economic environment and strategic and investment decisions made following the Separation.
(d)Reflects the receipt of approximately $          of net proceeds associated with the sale of shares of common stock in this offering at the assumed initial public offering price of $          per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will pay Johnson & Johnson, as partial consideration for the Consumer Health Business that Johnson & Johnson is transferring to us in connection with the Separation, all of the net proceeds that we will receive from the sale of shares of our common stock in this offering, including any net proceeds that we will receive as a result of any exercise of the underwriters’ option to purchase additional shares of our common stock from

us to cover over-allotments; provided that we will retain an amount in cash and cash equivalents equal to $           , after giving effect to this offering, the Debt Financing Transactions and the settlement or termination of certain intercompany accounts payable or accounts receivable between us and Johnson & Johnson. In addition, we estimate that we will incur a total of $          of direct offering-related costs in connection with this offering that are expected to be paid in cash, and we have reflected this amount as a reduction of the offering proceeds and as an offset against Additional paid-in capital.
(e)Reflects the net decrease of $2 million of property, plant and equipment that will be transferred in connection with the Separation, which is reflected in Property, plant and equipment, net, and in Additional paid-in capital. The adjustment is comprised of a decrease of $18 million of property, plant and equipment, net that will be transferred from us to Johnson & Johnson offset by an increase of $16 million of property, plant and equipment, net that will be transferred from Johnson & Johnson to us. The related impact on depreciation expense is not expected to be material.
The pro forma condensed combined balance sheet reflects $114 million in Other assets, $18 million in Accrued liabilities and $96 million in Other liabilities, with respect to additional right-of-use assets and related lease liability for real estate leases expected to be executed in connection with the Separation that had not yet commenced as of October 2, 2022. The related expenses were included in the historical combined statements of operations as part of allocations from Johnson & Johnson.
(f)Reflects the addition of certain investments that will be transferred to us prior to the Separation. Included in the unaudited pro forma condensed combined balance sheet is an increase of $17 million to Other assets and to Additional paid-in capital.
(g)Reflects $52 million of accrued liabilities for retention bonuses estimated to be accrued as of the completion of this offering, and an additional impact of $74 million on results of operations has been reflected in the unaudited pro forma condensed combined statement of operations for the fiscal year ended January 2, 2022.
(h)Reflects the tax effects of the transaction accounting adjustments at the applicable statutory income tax rates and includes the related additional use of foreign tax credit effects in the following year.
(i)Reflects adjustments related to our businesses in certain jurisdictions where we and Johnson & Johnson will defer until after the completion of this offering the transfer of assets and assumption of liabilities (each, a “Deferred Local Business”). In addition, we and Johnson & Johnson will agree to use our reasonable best efforts to take all actions to permit and effect the transfer of each Deferred Local Business as promptly following the completion of this offering as reasonably practicable. The adjustments relate to the impact of the Separation Agreement and net economic benefit arrangements that we and Johnson & Johnson intend to enter into prior to the completion of this offering, pursuant to which, among other things, Johnson & Johnson will hold and operate the Deferred Local Businesses on our behalf and transfer the net profits or net losses from the operation of each such Deferred Local Business to us. Specifically, (1) approximately $27 million and $41 million, net, for the fiscal nine months ended October 2, 2022 and for the fiscal year ended January 2, 2022, respectively, related to certain Deferred Local Businesses to be reimbursed to Johnson & Johnson not recognized in the historical financial statements prepared on a carve-out basis will be recognized as Other (income) expense, net and (2) equity in certain Deferred Local Business will be recognized as non-controlling interest, until the transfer to us is completed. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement—Deferred Markets.”
(j)Reflects the reclassification of Johnson & Johnson’s net investment in us to common stock and Additional paid-in capital.
(k)Reflects income tax adjustments in connection with adjustments made to pretax assets and liabilities including a $6 million increase to Accrued taxes on income due to the removal of Talc-Related Liabilities and a $16 million increase to Deferred taxes on income, assets and a $3 million increase to Deferred taxes on income, liabilities related to retirement plan assets and liabilities, accrued retention bonus and shared investment assets.
(l)Reflects adjustments to income tax balances expected to be maintained by us or retained by Johnson & Johnson in connection with the Separation, pursuant to the Tax Matters Agreement, including a $5 million increase to Deferred taxes on income, assets and a $88 million increase to Deferred taxes on income, liabilities related to net operating losses and tax credit carryforwards and a $4 million increase to Other assets, a $25 million increase to Deferred taxes on income, liabilities and a $259 million decrease to Other liabilities all related to income tax unrecognized tax benefits. The pro forma condensed combined balance sheet also reflects a $36 million decrease to Prepaid expenses and other receivables and a $59 million decrease to Accrued liabilities, with respect to the transfer of value added tax balances from us to Johnson & Johnson.
Autonomous Entity Adjustments
(m)Reflects the effects of agreements we and Johnson & Johnson will enter into in connection with the Separation. Included in the unaudited pro forma condensed combined statements of operations for the fiscal nine months ended October 2, 2022 and for the fiscal year ended January 2, 2022 are adjustments to Selling, general, and administrative expenses of $15 million and $21 million, respectively, and to Cost of Sales of $31 million and $32 million, respectively, reflecting:
•incremental costs for the services to be provided between Johnson & Johnson and us pursuant to the Transition Services Agreement and the Transition Manufacturing Agreement; and
•compensation in accordance with the Employee Matters Agreement.
(n)These pro forma adjustments include additional charges from contracts with vendors related to the stand-up of Kenvue as a standalone public company, which are expected to be incurred in relation to the Separation and related transactions. These charges primarily relate to legal, advisor fees, system implementation, business separation and other costs. These adjustments are comprised of non-recurring expenses of $10 million and $34 million in Cost of sales and of $20 million and $60 million in Selling, general, and administrative expenses for the fiscal nine months ended October 2, 2022 and for the fiscal year ended January 2, 2022, respectively. Actual charges that will be incurred could be different from these estimates and would depend on several factors, including variable vendor rate contracts and strategic decisions made following the Separation.
(o)Reflects the tax effects of the autonomous entity adjustments at the applicable statutory income tax rates.
Pro Forma Earnings Per Share
(p)Pro forma basic income per share and pro forma basic common shares outstanding is based on the number of shares of our common stock expected to be outstanding upon the completion of this offering. The number of shares used to compute Pro forma diluted income per share is based on the number of shares of our common stock, plus incremental shares assuming exercise of dilutive outstanding options and vesting of other outstanding stock awards expected to be issued by us as replacement awards to Johnson & Johnson employees transferring to our company or otherwise as contemplated in connection with the Separation. We cannot fully estimate the dilutive effects at this time.

	Fiscal nine months ended October 2, 2022	Fiscal year ended January 2, 2022
Earnings per share of common stock
Assuming dilution	$	$
Basic	$	$
Weighted-average number of shares of common stock outstanding
Assuming dilution
Basic
Management Adjustments
We expect to incur incremental costs as a standalone public company related to certain expenses previously allocated from Johnson & Johnson. Our historical combined financial statements include allocations for certain costs of support functions that are provided on a centralized or geographic basis by Johnson & Johnson and its affiliates, which include facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. We will also incur new costs relating to our public reporting and compliance obligations as a standalone public company.
These incremental costs are based on our expected organization structure and expected cost structure as a standalone company, adjusted for the allocated costs recorded within our historical combined financial statements, which vary by year. In order to determine synergies and dis-synergies, we prepared a detailed assessment of the resources and associated costs required as a baseline to stand up the Company as a standalone company. With respect to expected headcount increases, internal resources were matched to job roles to meet the anticipated baseline. In addition to internal resources, third-party support costs in each function were considered, which included business support functions and corporate overhead charges previously shared with Johnson & Johnson. This process was used by all functions resulting in incremental costs when compared to the cost allocations from Johnson & Johnson included in our historical combined financial statements.
Any shortfall of required resource needs will be filled through external hiring or will be supported by Johnson & Johnson through a new transition services agreement. From a timeframe standpoint, these incremental costs will begin to materialize on the date of this prospectus. Management believes the resource transfers and costs which were used as the basis for the management adjustments below are reasonable and representative of the baseline to stand up the Company as a standalone company. Both the resource and vendor cost baseline would be impacted by additional costs and investments that we may incur as we pursue our growth strategies. In addition, other adverse effects and limitations, including those discussed in the section of this prospectus entitled “Risk Factors,” may impact actual costs incurred.
Primarily as a result of the above items, the management adjustments presented below, which are incremental to the autonomous entity pro forma adjustments, show additional incremental expenses compared to the allocated expenses from Johnson & Johnson included in our historical combined statements of operations, related to dis-synergies resulting from the contemplated organizational structure. Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the transaction. The pro forma financial information below reflects all adjustments that are, in the opinion of management, necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. If we decide to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of our future decisions and has not been included in the Management adjustments below. The tax effect has been determined by applying the applicable statutory tax rates to the aforementioned adjustments for the periods presented. These management adjustments include forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

	Fiscal Nine Months Ended October 2, 2022
	Pro forma net income	Pro forma basic income per share	Pro forma diluted income per share
Pro forma as shown above	$	$	$
Management adjustments
Cost of products sold(1)	56
Selling, general and administrative expense(2)	126
Total Management adjustments	182
Tax effect of Management adjustments(3)	(42)
Total Management adjustments	140
Pro forma net income (loss) after Management adjustments
Weighted average common shares
Weighted average diluted shares
__________________
(1)Reflects an increase of $23 million in employee- and vendor-related costs within the manufacturing and supply chain functions and an increase of $33 million in estimated non-recurring Separation-related expenses. Employee costs were based on standalone function estimates as a standalone public company and leveraged estimated salary information based on location, title and responsibilities of each employee. Non-employee costs (third-party vendor support costs) were based on pricing estimates obtained from current vendors.
(2)Reflects dis-synergies of $58 million resulting from incremental administrative and operational costs to support Kenvue as a standalone public company and estimated non-recurring Separation-related expenses of $68 million, which primarily reflect marketing- and technology-related costs that are expected to be incurred following the Separation.
(3)Reflects the tax effect of Management adjustments at the applicable statutory income tax rates.

	Fiscal Year Ended January 2, 2022
	Pro forma net income	Pro forma basic income per share	Pro forma diluted income per share
Pro forma as shown above	$	$	$
Management adjustments
Cost of products sold(1)	93
Selling, general and administrative expense(2)	244
Total Management adjustments	337
Tax effect of Management adjustments(3)	(71)
Total Management adjustments	266
Pro forma net income (loss) after Management adjustments
Weighted average common shares
Weighted average diluted shares
__________________
(1)Reflects an increase of $6 million in employee- and vendor-related costs within the manufacturing and supply chain functions and an increase of estimated non-recurring Separation-related expenses of $87 million. Employee costs were based on standalone function estimates as a standalone public company and leveraged estimated salary information based on location, title and responsibilities of each employee. Non-employee costs (third-party vendor support costs) were based on pricing estimates obtained from current vendors.
(2)Reflects dis-synergies of $72 million resulting from incremental administrative and operational costs to support Kenvue as a standalone public company and estimated non-recurring Separation-related expenses of $172 million, which primarily reflect marketing and technology related costs that are expected to be incurred following the Separation.
(3)Reflects the tax effect of Management adjustments at the applicable statutory income tax rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our results of operations and financial condition together with our audited and unaudited historical combined financial statements (together with the notes thereto, the “combined financial statements”) included elsewhere in this prospectus as well as the sections of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Business.”
This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
The combined financial statements included in this prospectus have been prepared from Johnson & Johnson’s historical accounting records and are derived from the consolidated financial statements of Johnson & Johnson to present the Consumer Health Business as if it had been operating on a standalone basis. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). The combined financial statements include the assets, liabilities, net sales and expenses that management has determined are specifically or primarily identifiable to us, as well as direct and indirect costs that are attributable to our operations. Indirect costs are the costs of support functions that are provided on a centralized or geographic basis by Johnson & Johnson and its affiliates, which include facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. Indirect costs have been allocated to us for the purposes of preparing the combined financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on net sales, headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented, depending on the nature of the services received. The financial information discussed below and included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation, or what our financial condition, results of operations and cash flows may be in the future.
We follow the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, and therefore includes additional shipping days, as was the case in fiscal year 2020, and will be the case again in fiscal year 2026. Unless otherwise indicated or where the context otherwise requires, all references to “2021,” “2020” and “2019” in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section relate to the fiscal years ended January 2, 2022, January 3, 2021 and December 29, 2019, respectively.
Our unaudited condensed combined financial statements as of October 2, 2022 and for the fiscal nine months ended October 2, 2022 and October 3, 2021 have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC for interim financial statements, and should be read together with our audited combined financial statements, which are included elsewhere in this prospectus. In our opinion, the unaudited condensed combined financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of the financial condition, results of operations and cash flows for the periods indicated.
Overview
Company Overview
We are the world’s largest pure-play consumer health company by revenue with $15.1 billion in net sales in 2021. We combine the power of science with meaningful human insights and digital-first capabilities, which we believe empowers approximately 1.2 billion people to live healthier lives every day. Our differentiated portfolio of iconic brands—including Tylenol, Neutrogena, Listerine, Johnson’s, Band-Aid, Aveeno, Zyrtec and Nicorette— is built for moments that uniquely matter to our consumers and, we believe, drives positive health outcomes around the world.
We are a global leader at the intersection of healthcare and consumer goods, with a portfolio of iconic brands, operating in some of the most attractive categories in consumer health from both a growth and profitability perspective. Our consumer health portfolio includes self care, skin care and beauty, and essential personal care products, which reflect categories that we believe allow consumers across the world to realize the extraordinary power of everyday care.
Our portfolio of brands is widely recognized and represents a combination of global and regional brands, many of which hold leading positions in their respective categories. Ten of our brands had over $400 million in net sales in 2021, and we currently hold five #1 brand positions across major categories globally, in addition to many #1 brand positions locally across our four regions. Our global footprint is also well balanced geographically with approximately half of our net sales generated outside North America in 2021. The breadth and scale of our portfolio allows us to dynamically capitalize on and respond to current trends impacting our categories and geographic markets. Our breadth and scale also provide us with a strong platform to broaden and enhance our portfolio in the future.
Our global scale and brand portfolio are complemented by our well-developed capabilities and accelerated through our digital-first approach, allowing us to deliver better consumer health experiences. Our marketing organization leverages our e-commerce, precision marketing and broader digital capabilities to develop unique consumer insights and further enhance the relevance of our brands. Our R&D organization leverages these consumer insights and places human empathy at the heart of our product development process. We combine that perspective with deep, multi-disciplinary scientific expertise, and engagement with healthcare professionals, to drive innovative new products, solutions and experiences.
Our marketing and innovation capabilities are further complemented by our end-to-end, digitally connected supply chain ecosystem which is designed to optimize the flexibility and agility of our route-to-market. Our sourcing, manufacturing and demand planning capabilities are continuously optimized to meet evolving market dynamics. We also aim to leverage our flexible distribution network, consumer health thought leadership and data-driven customer partnerships to continue to drive joint value creation for us and our retail customers. Underpinned by our comprehensive ESG strategy, our core capabilities are supported by our commitment to building a resilient and sustainable business that creates value for all our stakeholders over the long term.
Our Business Segments
We operate our business through the following three reportable business segments:
•Self Care. Our Self Care product categories include: Cough, Cold and Allergy; Pain Care; and Other Self Care (Digestive Health, Smoking Cessation and Other). Major brands in the segment include Tylenol, Nicorette and Zyrtec.
•Skin Health and Beauty. Our Skin Health and Beauty product categories include: Face and Body Care and Hair, Sun and Other. Major brands in the segment include Neutrogena, Aveeno and OGX.
•Essential Health. Our Essential Health product categories include: Oral Care, Baby Care and Other Essential Health (Women’s Health and Wound Care). Major brands in the segment include Listerine, Johnson’s, Band-Aid and Stayfree.
For additional information about our three reportable business segments, see “Business—Our Brands and Product Portfolio,” Note 15, “Segments of Business and Geographic Areas,” to our audited combined financial statements included elsewhere in this prospectus and Note 12, “Segments of Business,” to our unaudited condensed combined financial statements included elsewhere in this prospectus.

Separation from Johnson & Johnson
On November 12, 2021, Johnson & Johnson, our parent company, announced its intention to separate its Consumer Health Business. We were incorporated in Delaware on February 23, 2022 in connection with the Separation and were formed to ultimately hold, directly or indirectly, and conduct certain operational activities in anticipation of the planned separation of, the Consumer Health Business. We are incurring certain costs in connection with our establishment as a standalone public company (the “Separation-related costs”). We expect the Separation-related costs will continue through at least fiscal year 2024. For additional information about the Separation, see “The Separation and Distribution Transactions—The Separation” and “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation.”
Relationship with Johnson & Johnson
In connection with the Separation and prior to the completion of this offering, we will enter into the Separation Agreement and various other agreements with Johnson & Johnson for the purpose of effecting the Separation. These agreements will provide a framework for our relationship with Johnson & Johnson and govern various interim and ongoing relationships between us and Johnson & Johnson following the completion of this offering. These agreements with Johnson & Johnson are described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation.”
Key Factors Affecting Our Results
We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus entitled “Risk Factors.”
Our Brands and Product Portfolio
We have a world class, global portfolio of iconic and modern brands that has been built over the last 135 years and is trusted by generations of consumers. We have a balanced, resilient business profile with leading brands across categories and geographic markets. Our portfolio of brands is widely recognized and represents a combination of global and regional brands, many of which hold leading positions in their respective categories. Our brands are built for moments that uniquely matter, which helps create deep bonds between consumers and our brands.
Our ability to compete successfully depends on the strength of these brands. The vast majority of our net sales are derived from products bearing proprietary trademarks and trade names, and these trademarks and trade names convey that the products we sell are “brand name” products. Developing and maintaining the reputation of our brands is a critical component of our relationship with consumers, customers, manufacturers, suppliers, distributors and other third-party partners, including healthcare professionals, influencers and other individuals with whom we have relationships. We recognize that our reputation and our brands could be damaged by negative publicity, whether or not valid, related to our company, our brands, our products, our supply chain, our ingredients, our packaging, our ESG practices, our employees or any other aspect of our business.
We believe consumers, customers and third-party partners value and trust the reputation, reliability and status of our brands and the quality, performance and functionality of our products, and we believe there are significant opportunities to further increase our category and brand penetration by continuing to deepen our brand relevance and salience across our portfolio.
Shifting Consumer Preferences
Consumer preferences and expectations for consumer health products continue to evolve, with a heightened focus on preventative care and science-backed solutions. While the focus on consumer health was already on the rise before the COVID-19 pandemic, this focus has further accelerated since the start of the pandemic. Consumers are also shifting the paradigm of beauty towards health. Other recent trends that have affected consumer preferences include an aging population, premiumization (where consumers switch their purchases to premium alternatives), a growing middle class in emerging markets and the rise of digital ecosystems that create new opportunities for personalized health solutions. We expect these trends to continue and that consumers will continue to seek solutions that meet their health goals, creating growth opportunities across our product portfolio.
Consumer preferences and purchasing patterns are difficult to predict and may fluctuate rapidly. Our success is dependent on our ability to anticipate, understand and respond appropriately to market trends and changing consumer preferences more quickly than our competitors. Accordingly, we increasingly leverage our digital capabilities and data analytics to gain new commercial insights and develop targeted marketing and advertising initiatives to reach consumers. Moreover, market trends and consumer preferences and purchasing patterns may vary by geographic region, and we seek to complement our portfolio of iconic global brands with strong regional brands that are uniquely tailored to local preferences and trends.
Innovation
Our ability to quickly develop new products and technologies and to adapt and market our products on an ongoing basis to meet evolving consumer preferences is an essential component of our business strategy. Several of our products have a long history of life-enhancing, first-to-market innovations. In many situations, we have driven the innovation and clinical compendium of entire categories. By leveraging world-class R&D capabilities and a team of approximately 1,500 R&D professionals, we have a multi-disciplinary and differentiated approach to innovation. Our robust R&D capabilities have enabled us to launch approximately 105 new product innovations each year since 2020. In addition, product innovations launched during the preceding three-year period have accounted for approximately $1.5 billion of our net sales each year since 2020.
We have a successful track record of driving innovation across our categories with a science-based approach centered around human empathy and leveraging our long-standing relationships with healthcare professionals and academic institutions. Nonetheless, developing new products and technologies is a complex, time-consuming and costly process, and a new product may not achieve a successful launch or may not generate sufficient consumer interest and sales to become a profitable product. In order to remain competitive within the product markets we currently service, enter new product markets and expand into adjacent categories, channels of distribution or geographies, we must continue to invest in innovation and develop, promote and bring to market new high-quality products.
Expansion of e-Commerce and Digital Capabilities
Over the last several years, our digital acceleration has transformed our ability to deliver better consumer health experiences. Today, we apply a digital-first mindset to all aspects of our operations, including R&D, supply chain, go-to-market and marketing, by prioritizing digital investments across our three segments, and we intend to continue to accelerate our implementation of this strategy in the future. Effective implementation of our digital-first strategy, including effective integration of our digital and physical channels, is integral to the continued growth of our business but involves significant operational changes. We have gradually increased our investment focus into enhancing our digital capabilities, including data science, data analytics, Artificial Intelligence, machine learning and natural language processing.
Our pursuit of this strategy has led us in recent years to promote new services, including e-commerce and DTC services, and introduce innovative new products and connected health offerings beyond the traditional services and products we have historically provided to our consumers and customers. For example, our e-commerce business represented 12% of our net sales in 2021 and grew at a CAGR of 44% from 2019 to 2021. Our investments in our digital capabilities are improving data quality and access, fostering innovation, driving e-commerce success and enabling us to manage our supply chain more effectively while enhancing our marketing and commercial capabilities. However, expanding our service and product offerings through digital initiatives will also create additional risks and uncertainties associated with conducting business digitally, including the speed with which technology changes, technical failures, information security or cybersecurity incidents, consumer privacy and data protection concerns, ethical concerns, changes in state tax regimes and government regulation of internet activities.

Geographic Expansion
We have a global footprint through which we sell and distribute our broad product portfolio in more than 165 countries across our four regions. In recent years, we have grown, and we intend to continue to grow, our business by expanding our global operations. Given our global scale, including in the United States and China, we are well positioned to work with our retail partners to meet increasing consumer health demands and develop new product adjacencies for evolving consumer needs globally. In addition to prioritizing expansion in our existing markets where we have identified the most attractive opportunities, we also intend to invest in other sizable, growing and underpenetrated geographic markets throughout the world.
We expect competition to intensify in the geographic markets where we plan to expand our operations. Local companies based in markets outside the United States may have substantial competitive advantages because of their greater understanding of, and focus on, those local markets. Meanwhile, some of our multinational competitors may develop and grow in certain geographic markets more quickly than we will. Our ability to successfully expand our business globally will depend on a number of factors, including our marketing efforts and consumer acceptance of our products.
Increased Competition
Our products are sold in a highly competitive global marketplace, which, in recent years, has experienced increased retail trade concentration, the emergence of retail buying alliances, the rapid growth of e-commerce and the integration of traditional and digital operations at key retail trade customers. For 2021, 2020 and 2019, one of our customers accounted for approximately 14% of our total net sales and our top ten customers represented approximately 43% of our total net sales. For the fiscal nine months ended October 2, 2022, one of our customers accounted for approximately 14% of our total net sales and our top ten customers represented approximately 44% of our total net sales. Nonetheless, as a result of these trends, we are increasingly dependent on certain large-format retail trade customers in each of our business segments and some of these retail trade customers have significant bargaining strength.
We face substantial competition in each of our business segments and product lines and across all geographic markets in which we operate. We compete with companies of all sizes on the basis of cost-effectiveness, product performance, real or perceived product advantages, intellectual property rights, advertising and promotional activities, brand recognition and loyalty, consumer convenience, pricing and geographic reach. Our competitors include multinational corporations, smaller companies that often operate on a regional basis, retailers’ private-label brands and generic non-branded products. Many of these competitors have benefited from the substantial growth in e-commerce and focus extensively on DTC or other non-traditional, digital business models. Competitive factors impacting our business also include market dynamics and evolving consumer preferences, brand image, a broad product portfolio, new product innovations and product development, pricing that is attractive to consumers, cost inputs and the ability to attract and retain talented employees. We expect that the continued attractiveness of the categories and geographic markets in which we operate will encourage the entry of new competitors of all sizes, which could increase these and other competitive pressures in the future.
Sourcing, Manufacturing and Supply Chain Management
Our ability to meet the needs of our consumers and customers depends on the proper functioning of our manufacturing and supplier operations. Our manufacturing operations require the timely delivery of sufficient amounts of complex, high-quality components and materials. We have built our supply chain network to deploy resources across the globe where they are most needed. Our extensive distribution network and sales organization enable us to establish strategic partnerships with key suppliers and retailers across multiple markets and channels, where we further leverage our scale to drive flexible manufacturing capacity and supply chain optimization. We believe this approach builds and supports our resilience across economic cycles and allows us to prioritize or expand our geographic focus based on our strategic priorities. Nonetheless, we have in the past faced, and may in the future face, unanticipated interruptions and delays in manufacturing through our internal and external supply chain. For example, since 2021, we have experienced, and we continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs that have adversely affected, and continue to adversely affect, our results of operations. Manufacturing or supplier disruptions could result in product shortages, declining sales, reputational damage or significant costs.
Supply Chain Optimization Initiatives
Since 2019, we have taken significant steps to meet consumer demand and mitigate supply chain constraints. We have redesigned our manufacturing and distribution network, optimizing both in-house and external manufacturing and distribution footprints, to improve lead time and reliability across the globe. We selectively invested in specific technologies and expanded our capacity in different geographic markets with the intent to increase competitiveness by improving cost, speed, compliance and customer service. A series of different initiatives were deployed including (1) improving inter-region agility through end-to-end collaboration and shipping optimization, (2) distribution network redesign to manage the surge of e-commerce volume and mitigate constraints, (3) product offering optimization that eliminated a significant number of small external manufacturers and discontinued unprofitable SKUs and (4) investments in technology and digital capabilities that modernized our supply chain operations and enabled inventory optimization, which improved profitability, quality control and shipping container loading and utilization while reducing consumer complaints. As a result, our historical results of operations reflect savings delivered through these end-to-end supply chain optimization initiatives.
Macroeconomic Trends
Macroeconomic factors affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rates, business conditions, the availability of credit, interest rates, tax rates and fuel and energy costs. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging retail environment for us and our third-party partners. We intend to continue to evaluate and adjust our operating strategies and cost management opportunities to help mitigate any impacts on our results of operations resulting from broader macroeconomic conditions and policy changes, while remaining focused on the long-term growth of our business.
Foreign Currency Exposure
We report our combined financial results in U.S. dollars but have significant non-U.S. operations. A large portion of our business is conducted in currencies other than U.S. dollars, and generally the applicable local currency is our functional currency in that locality. As a result, we face foreign currency exposure on the translation into U.S. dollars of our results of operations in numerous jurisdictions primarily in the European Union, the United Kingdom, China, Canada, Brazil and India. In addition, as we continue to expand our global operations, our exposure to foreign currency risk could become more significant, particularly if the recent strengthening of the U.S. Dollar continues in the future.
Where possible, we manage foreign currency exposure through a variety of methods. We may adopt natural hedging strategies whereby favorable and unfavorable foreign currency impacts to our foreign currency-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our foreign currency-denominated net sales. During fiscal year 2022 and in anticipation of operating as a standalone entity, we started to use derivative financial instruments to mitigate our foreign currency exposure and not for trading or speculative purposes. For example, we hedged a portion of forecasted foreign currency revenue and forecasted inventory purchases. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. Dollar and the significant number of foreign currencies involved.
Acquisitions and Divestitures
We actively refine our portfolio through acquisitions towards high growth, high margin businesses as well as divestitures of assets that we do not believe are well integrated into our product portfolio and strategic direction. We have demonstrated an ability to successfully integrate and scale acquired businesses to further build upon our market leadership across our product portfolio. For example, in January 2019, we acquired Dr. Ci:Labo in the dermocosmetic skin care category to increase scale and penetration in China and Japan. In addition, during 2021, 2020 and 2019, in separate transactions, we divested several brands globally in line with our strategy. We did not complete any significant acquisitions or divestitures during the fiscal nine months ended October 2, 2022.
We intend to continue to pursue a disciplined and prudent approach to acquisitions and partnership opportunities that accelerate growth within our business. We believe our strong balance sheet will allow us to strategically make acquisitions and divestitures while maintaining our disciplined approach to capital allocation. However, the pursuit of acquisitions and divestitures of businesses, brands, assets and technologies involves numerous potential risks.
Impacts of the COVID-19 Pandemic
In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. We have assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to us and the unknown future impacts of the COVID-19 pandemic.
Our net sales in our Self Care segment and within certain product categories in our Essential Health segment were accelerated by changes in consumer behavior during the COVID-19 pandemic, which helped to offset the adverse impact on our net sales from the remainder of the business, primarily Skin Health and Beauty products and the Baby Care and Women’s Health products within our Essential Health segment, due to lockdown-driven lost usage occasions, including the inability of consumers to purchase our products due to financial hardship, government actions imposing travel or movement restrictions, shifts in demand and consumption away from more discretionary or higher-priced products to lower-priced products and consumer pantry-loading activity. However, as governments began lifting restrictions, this negative trend began to level off and stabilize in the fourth quarter of 2021 while momentum in Self Care and Essential Health products continued due to a rising focus on consumer health. The extent to which the COVID-19 pandemic will continue to impact our business and financial results will depend on many factors that cannot be predicted with certainty, including the duration of the outbreak and the impact of new variants. Any resurgence in the spread of COVID-19 or its variants could result in the imposition of new governmental directives and the implementation of prolonged restrictive measures that could further disrupt our operations.
We have considered various internal and external factors in assessing the potential impact of the COVID-19 pandemic on our business and financial results based upon information available at this time, as follows:
•Operating Model. We have an agile business model across the consumer health industry with flexibility designed into our manufacturing, R&D and commercial capabilities.
•Supply Chain. We continue to leverage our global manufacturing footprint while closely monitoring and maintaining critical inventory at major distribution centers away from high-risk areas to ensure adequate and effective distribution.
•Business Continuity. The robust, active business continuity plans across our network were instrumental in preparing us for the COVID-19 pandemic and enabling us to continue to meet the majority of consumer needs without significant interruption.
•Workforce. We put procedures in place to protect our essential workforce in manufacturing, distribution, commercial and research operations while ensuring appropriate remote working protocols were established for other employees.
•Liquidity. We expect to have an investment grade credit rating as we seek access to the financial capital markets in the foreseeable future.
•Legislation. We will continue to assess and evaluate the ongoing global legislative efforts to combat the impact of the COVID-19 pandemic on the categories and geographic markets in which we participate.

Currently, the laws and regulations enacted in response to the COVID-19 pandemic are not expected to have a material impact on our operations.
The impact of the COVID-19 pandemic on our results of operations, including changes in our segment net sales and segment profits, is discussed in further detail below. See “—Interim Results of Operations” and “—Annual Results of Operations.”
Legal Proceedings
The Company and Johnson & Johnson are involved in various lawsuits and claims relating to intellectual property, commercial contracts, product liability, labeling, marketing, advertising, pricing, foreign exchange controls, antitrust and trade regulation, labor and employment, pension, indemnification, data privacy and security, environmental, health and safety and tax matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of their business. See Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus and Note 11, “Commitments and Contingencies,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for additional information regarding our current legal proceedings.
A significant number of personal injury claims alleging that talc causes cancer have been made against Johnson & Johnson Consumer Inc. (“Old JJCI”) and Johnson & Johnson arising out of the use of body powders containing talc, primarily Johnson’s Baby Powder. In talc cases that previously have gone to trial, the defendants have obtained a number of favorable verdicts, but there also have been verdicts against the defendants, many of which have been reversed on appeal.
In October 2021, Old JJCI implemented a corporate restructuring that resulted in the transfer to a subsidiary of Johnson & Johnson of all liabilities of Old JJCI related in any way to injury or damage, or alleged injury or damage, sustained or incurred in the purchase or use of, or exposure to, talc, including talc contained in any product sold in the United States or Canada, or to the risk of, or responsibility for, any such damage or injury, including such liabilities based on the contamination, or alleged contamination, of talc, including talc contained in any product sold in the United States and Canada, with asbestos or any other material (the “Talc-Related Liabilities”). The transfer of the Talc-Related Liabilities to Johnson & Johnson was settled through Net investment from Parent. Pursuant to the Separation Agreement, Johnson & Johnson will retain the Talc-Related Liabilities and, as a result, will agree to indemnify us for the Talc-Related Liabilities and any costs associated with resolving such claims. Such claims represent the vast majority of claims relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products. We will, however, remain responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold outside the United States or Canada.
As such, our financial statements no longer reflect the impact of the Talc-Related Liabilities or any costs associated with resolving such claims subsequent to the October 2021 corporate restructuring.
Other Information
Baby Powder Transition
On August 11, 2022, we announced the commercial decision to transition to an all cornstarch-based baby powder portfolio. As a result of this transition, talc-based Johnson’s Baby Powder will be discontinued globally in 2023. Talc-based Johnson’s Baby Powder was previously discontinued during 2020 in certain markets including the United States and Canada. We do not expect the impact of this change to be material.
Russia-Ukraine War
Although the long-term implications of the Russia-Ukraine War are difficult to predict at this time, the financial impact of the conflict to us during the fiscal nine months ended October 2, 2022 was not material. For the fiscal year ended January 2, 2022 and the fiscal nine months ended October 2, 2022, our Ukrainian business represented 0.3% and 0.2%, respectively, of our net sales and 0.2% and 0.1%, respectively, of our assets. For the fiscal year ended

January 2, 2022 and the fiscal nine months ended October 2, 2022, our Russian business represented 1.8% and 1.4%, respectively, of our net sales and 0.7% and 0.6%, respectively, of our assets.
In March 2022, we suspended supply of all of our products into Russia other than our OTC medicines within our Self Care segment, which we continued to supply throughout the second and third fiscal quarters. We also suspended all advertising in Russia, all clinical trials in Russia and any additional investment in Russia. We will continue to monitor the geopolitical situation in Russia and to evaluate our activities and future operations in Russia.
Deferred Markets
In order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents and for other business reasons, we do not expect the transfer of certain assets and liabilities of businesses in certain non-U.S. jurisdictions, including China, Malaysia and Russia, to be completed prior to the completion of this offering. The combined financial statements included in this prospectus include businesses in all jurisdictions in which we expect to operate following the completion of this offering, including any Deferred Local Business (as defined in “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement—Deferred Markets”). Although in most jurisdictions we do not expect a material impact to our results of operations or financial position, we have made certain adjustments in the unaudited pro forma condensed combined financial statements included in this prospectus to account for certain delayed transfers to us. See “Unaudited Pro Forma Condensed Combined Financial Statements.” For more information regarding Deferred Local Businesses, see “Risk Factors—Risks Related to the Separation and the Distribution—The transfer of certain assets and liabilities from Johnson & Johnson to us contemplated by the Separation will not be complete prior to the completion of this offering” and “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement—Deferred Markets.”
How We Assess the Performance of Our Business
Net Sales
Our net sales are derived from the sale of our products to third parties, including retailers, distributors, wholesalers and end consumers, net of certain costs that consist of discounts, returns, allowances and incentives. Our net sales can fluctuate as a result of changes in volume, price, product mix and foreign currency exchange rates. Our net sales also include an immaterial amount of alliance and service revenue derived from the licensing and co-promotion of products. Our net sales can be impacted by shifts in the timing of shipments to certain retailers, which may impact comparability of our results on a year-over-year basis.
Cost of Sales
Cost of sales primarily includes all costs directly related to generating net sales. This includes direct and indirect costs for manufacturing and packaging, costs to operate equipment, depreciation and amortization of manufacturing facilities and equipment, amortization of intangible assets, employee compensation and the lower of cost or net realizable value adjustments to inventories. Cost of sales typically varies between periods as a result of changes in product mix, volume, foreign currency exchange rates and inflation.
Gross Profit
Gross profit is our net sales less cost of sales.
Selling, General and Administrative Expenses
Selling, general and administrative expenses (“SG&A”) primarily include costs associated with advertising and promotion, selling, marketing, office facilities, shared services, employee compensation, distribution, research and development and other administrative and corporate costs.

Other (Income) Expense, Net, Operating
Other (income) expense, net, operating primarily includes litigation expenses, gains and losses on asset disposals, royalty income, impairment of long-lived assets and other miscellaneous operating income and expenses.
Operating Income (Loss)
Operating income (loss) is our gross profit less SG&A and Other (income) expense, net, operating and represents our pre-tax income before the effects of non-operating income (loss) and expenses.
Other (Income) Expense, Net
Other (income) expense, net primarily includes currency gains and losses, interest, gains and losses from disposals of businesses and investments, and other miscellaneous non-operating income and expenses.
Provision (Benefit) for Taxes
Provision (benefit) for taxes is calculated on a separate return methodology, based on amounts refundable or payable for the current year, and includes the results of any difference between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities.
Organic Growth
We assess our net sales performance by measuring Organic growth, a non-GAAP financial measure, which measures the period-over-period change in net sales excluding the impact of changes in foreign currency exchange rates and the impact of acquisitions and divestitures. See “—Non-GAAP Information—Organic Growth.”
Segment Adjusted Operating Income
We use segment Adjusted operating income to evaluate the performance of our three business segments: Self Care, Skin Health and Beauty and Essential Health. We define segment Adjusted operating income as U.S. GAAP operating income (loss) excluding depreciation and amortization, restructuring expense, other expense, net, operating and unallocated general corporate administrative expenses that are not part of our measurement of segment performance. See “—Non-GAAP Information—Adjusted Operating Income.”
Interim Results of Operations
Consolidated Results
Our results for the fiscal nine months ended October 2, 2022 and October 3, 2021 were as follows:

	Fiscal Nine Months Ended		Change
(Dollars in Millions)	October 2, 2022	October 3, 2021	Amount	Percent
Net sales	$11,183	$11,321	$(138)	(1.2)%
Cost of sales	4,944	4,885	59	1.2
Gross profit	6,239	6,436	(197)	(3.1)
Selling, general, and administrative expenses	4,101	3,996	105	2.6
Other (income) expense, net, operating	(6)	26	(32)	*
Operating income	2,144	2,414	(270)	(11.2)
Other expense, net	19	6	13	*
Income before taxes	2,125	2,408	(283)	(11.8)
Provision for taxes	408	788	(380)	(48.2)
Net income	$1,717	$1,620	$97	6.0%
__________________
*Calculation not meaningful (>100%).

Segment Net Sales and Segment Adjusted Operating Income
The table below presents segment net sales, segment net sales as a percentage of total net sales and the period-over-period changes in segment net sales for the fiscal nine months ended October 2, 2022 and October 3, 2021. The following table also presents segment Adjusted operating income and the period-over-period changes in segment Adjusted operating income for the fiscal nine months ended October 2, 2022 and October 3, 2021. See Note 12, “Segments of Business,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for further details regarding segment net sales and segment Adjusted operating income.

	Fiscal Nine Months Ended				Change
	October 2, 2022		October 3, 2021
(Dollars in Millions)	Amount	Percent	Amount	Percent	Amount	Percent
Segment Net Sales
Self Care	$4,462	39.9%	$4,195	37.1%	$267	6.4%
Skin Health and Beauty	3,262	29.2	3,457	30.5	(195)	(5.6)
Essential Health	3,459	30.9	3,669	32.4	(210)	(5.7)
Total segment net sales	$11,183	100.0%	$11,321	100.0%	$(138)	(1.2)%
Segment Adjusted Operating Income
Self Care	$1,398		$1,411		$(13)	(0.9)%
Skin Health and Beauty	806		1,029		(223)	(21.7)
Essential Health	678		798		(120)	(15.0)
Total adjusted operating income	$2,882		$3,238		$(356)	(11.0)%
Depreciation and amortization	(478)		(549)
Restructuring expense(1)	(69)		(85)
Other income (expense), net, operating	6		(26)
Unallocated general corporate administrative expenses	(197)		(164)
Operating income	$2,144		$2,414
Other expense, net	19		6
Income before taxes	$2,125		$2,408
__________________
(1)Exclusive of the restructuring expense included in Other income (expense), net, operating. See Note 13, “Restructuring,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for additional information.
Fiscal Nine Months Ended October 2, 2022 Compared with Fiscal Nine Months Ended October 3, 2021
Net Sales
Net sales were $11.2 billion and $11.3 billion for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, a decrease of $138 million, or 1.2%. Of the $138 million decrease, $420 million related to unfavorable currency impacts primarily driven by weakening of the Euro and British Pound against the U.S. Dollar and $52 million related to divestitures offset by $334 million related to organic growth in net sales. Of the $334 million related to organic growth in net sales, $407 million was generated outside the United States, offset by a $73 million organic decline in the United States. The $334 million related to organic growth in net sales was primarily attributable to (1) price actions, (2) increased demand for Cough, Cold and Allergy and pediatric Pain Care products due to greater instances of respiratory illness associated with reduced COVID-19 restrictions and social distancing and (3) increased demand for Women’s Health products (within Other Essential Health) primarily due to product innovation and strategic investment in marketing. This increase was partially offset by a decline in net sales in the United States primarily in the Skin Health and Beauty and Essential Health segments, as discussed below.
Cost of Sales
Cost of sales were $4.9 billion and $4.9 billion for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, an increase of $59 million, or 1.2%. Cost of sales as a percentage of net sales was 44.2% and 43.1% for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, an increase of 1.1%. The increase of Cost of sales was primarily driven by $245 million increase in costs offset by $186 million of favorable currency impacts. The cost increase relative to organic growth in net sales was driven by higher costs of key ingredients, freight and packaging material partially offset by the realization of benefits associated with our supply chain optimization initiatives.
Selling, General and Administrative Expenses
SG&A expenses were $4.1 billion and $4.0 billion for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, an increase of $105 million, or 2.6%. SG&A as a percentage of net sales was 36.7% and 35.3% for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, an increase of 1.4%. The increase was primarily attributable to (1) Separation-related costs of $109 million, (2) an increase in other SG&A expenses of $94 million due to higher selling and distribution costs as well as the impact of commodity inflation on freight and packaging costs, (3) an increase in advertising and promotion expenses of $28 million and (4) an increase in R&D costs of $24 million driven by continued strategic spend on select brands, products and digital capabilities. These cost increases were partially offset by favorable currency impacts of $150 million.
Other (Income) Expense, Net, Operating
Other (income) expense, net, operating was $(6) million and $26 million for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, a $32 million decrease in expense, primarily driven by talc and other litigation expense recognized in the fiscal nine months ended October 3, 2021 partially offset by lower royalty income as a result of the transfer to Royalty A&M LLC, an indirect wholly owned subsidiary of Johnson & Johnson, of the rights of Old JJCI and its affiliates to receive four streams of royalties payable from certain third parties in connection with the Old JJCI corporate restructuring starting in October 2021. See “Certain Relationships and Related Person Transactions—Other Agreements with Johnson & Johnson—Royalty Monetization Agreements.”
See Note 8, “Other (income) expense, net, operating and Other expense, net,” and Note 11, “Commitments and Contingencies,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for additional information.
Other Expense, Net
Other expense, net was $19 million and $6 million for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, an increase in expense of $13 million, primarily driven by (1) higher foreign currency losses in the fiscal nine months ended October 2, 2022 and (2) a lower gain related to disposal of businesses compared to 2021. See Note 8, “Other (income) expense, net, operating and Other expense, net,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for additional information.
Provision for Taxes
Provision for taxes was $408 million and $788 million for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, a decrease in income tax expense of $380 million. The $380 million decrease in income tax expense was primarily due to (1) a higher effective tax rate in the fiscal nine months ended October 3, 2021 and (2) lower pretax book income in the fiscal nine months ended October 2, 2022.
See Note 9, “Income Taxes,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for further details regarding income taxes.

Self Care Segment
Self Care Segment Net Sales
The Self Care segment net sales were $4.5 billion and $4.2 billion for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, an increase of $267 million, or 6.4%. Of the increase, $420 million was due to organic growth in net sales offset by a decrease of $153 million due to unfavorable currency impacts. The organic growth in net sales of $420 million was primarily attributable to (1) price actions and (2) increased demand for Cough, Cold and Allergy and pediatric Pain Care products due to greater instances of respiratory illness associated with reduced COVID-19 restrictions and social distancing.
Self Care Segment Adjusted Operating Income
The Self Care segment Adjusted operating income was $1.4 billion and $1.4 billion for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, a decrease of $13 million, or 0.9%. This decrease was primarily driven by higher costs of key ingredients, freight and packaging material and unfavorable currency impact offset by organic growth in net sales.
Skin Health and Beauty Segment
Skin Health and Beauty Segment Net Sales
The Skin Health and Beauty segment net sales were $3.3 billion and $3.5 billion for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, a decrease of $195 million, or 5.6%. Of the decrease, $119 million was due to unfavorable currency impacts, $39 million was a result of divestitures and $37 million was due to a decline in organic net sales. The organic decline in net sales of $37 million was driven by supply constraints across both product categories primarily as a result of a silicone shortage and partially offset by price actions.
Skin Health and Beauty Segment Adjusted Operating Income
The Skin Health and Beauty segment Adjusted operating income was $806 million and $1.0 billion for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, a decrease of $223 million, or 21.7%. The decrease was primarily attributable to (1) a decrease corresponding to net sales largely driven by supply chain constraints, (2) the impact of higher costs of key ingredients, freight and packaging material, (3) the impact of divested brands and (4) unfavorable currency impacts on net sales, partially offset by price actions.
Essential Health Segment
Essential Health Segment Net Sales
The Essential Health segment net sales were $3.5 billion and $3.7 billion for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, a decrease of $210 million, or 5.7%. Of the decrease, $148 million was due to unfavorable currency impacts, $49 million was due to a decline in organic sales, and $13 million was due to divestitures. The organic decline in net sales of $49 million was primarily attributable to (1) a decline in Oral Care net sales driven by the discontinuation of certain SKUs and demand returning to a level comparable to before the COVID-19 pandemic, (2) a decline in Baby Care net sales driven by supply chain constraints as a result of raw material shortages and (3) our suspension of the supply of certain personal care products in Russia since March 2022. The decrease was partially offset by (1) price actions and (2) increased demand for Women’s Health products (within Other Essential Health) due to product innovation and strategic investment in marketing.
Essential Health Segment Adjusted Operating Income
The Essential Health segment Adjusted operating income was $678 million and $798 million for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, a decrease of $120 million, or 15.0%. The decrease was primarily attributable to (1) a decrease corresponding to net sales, (2) our suspension of the supply of certain personal care products in Russia since March 2022, (3) divestitures of certain brands and (4) higher costs of key ingredients, freight and packaging material partially offset by price actions.

Annual Results of Operations
Consolidated Results
Our results for 2021, 2020 and 2019 were as follows:

	Fiscal Year			Change
	2021	2020	2019	2020 to 2021		2019 to 2020
(Dollars in Millions)				Amount	Percent	Amount	Percent
Net sales	$15,054	$14,467	$14,324	$587	4.1%	$143	1.0%
Cost of sales	6,635	6,619	6,662	16	0.2	(43)	(0.6)
Gross profit	8,419	7,848	7,662	571	7.3	186	2.4
Selling, general and administrative expenses	5,484	4,956	5,198	528	10.7	(242)	(4.7)
Other expense, net, operating	15	3,871	618	(3,856)	(99.6)	3,253	*
Operating income (loss)	2,920	(979)	1,846	3,899	*	(2,825)	*
Other (income) expense, net	(5)	37	(274)	(42)	*	311	*
Income (loss) before taxes	2,925	(1,016)	2,120	3,941	*	(3,136)	*
Provision (benefit) for taxes	894	(137)	685	1,031	*	(822)	*
Net income (loss)	$2,031	$(879)	$1,435	$2,910	*	$(2,314)	*
__________________
*Calculation not meaningful (>100%).
Segment Net Sales and Segment Adjusted Operating Income
The table below presents segment net sales, segment net sales as a percentage of total net sales and the year-over-year changes in segment net sales for 2021, 2020 and 2019. The following table also presents segment Adjusted operating income and the year-over-year changes in segment Adjusted operating income for 2021, 2020 and 2019. See Note 15, “Segments of Business and Geographic Areas,” to our audited combined financial statements included elsewhere in this prospectus for further details regarding segment net sales and segment Adjusted operating income.

	Fiscal Year						Change
	2021		2020		2019		2020 to 2021		2019 to 2020
(Dollars in Millions)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Segment Net Sales
Self Care	$5,643	37.5%	$5,235	36.2%	$4,820	33.6%	$408	7.8%	$415	8.6%
Skin Health and Beauty	4,541	30.2	4,450	30.8	4,608	32.2	91	2.0	(158)	(3.4)
Essential Health	4,870	32.4	4,782	33.1	4,896	34.2	88	1.8	(114)	(2.3)
Total segment net sales	$15,054	100.0%	$14,467	100.0%	$14,324	100.0%	$587	4.1%	$143	1.0%
Segment Adjusted Operating Income
Self Care	$1,806		$1,702		$1,410		$104	6.1%	$292	20.7%
Skin Health and Beauty	1,263		1,281		1,177		(18)	(1.4)	104	8.8
Essential Health	985		1,014		921		(29)	(2.9)	93	10.1
Total adjusted operating income	$4,054		$3,997		$3,508		$57	1.4%	$489	13.9%
Depreciation and amortization	(731)		(746)		(709)
Restructuring expense	(116)		(82)		(77)
Other expense, net, operating	(15)		(3,871)		(618)
Unallocated general corporate administrative expenses	(272)		(277)		(258)
Operating income (loss)	$2,920		$(979)		$1,846
Other (income) expense, net	(5)		37		(274)
Income (loss) before taxes	$2,925		$(1,016)		$2,120
2021 Compared with 2020
Net Sales
Net sales were $15.1 billion and $14.5 billion for 2021 and 2020, respectively, an increase of $587 million, or 4.1%. Of the increase, $508 million related to organic growth in net sales and $208 million related to favorable currency impacts primarily driven by the Euro and the Canadian Dollar, offset by a decrease of $129 million as a result of divestitures. Of the $508 million related to organic growth in net sales, $193 million was generated in the United States and $315 million was generated in all other regions. The $508 million related to organic growth in net sales was primarily attributable to (1) growth in the e-commerce channel, (2) increased sales in Pain Care due to consumers seeking to relieve COVID-19 symptoms and alleviate side effects of the COVID-19 vaccine and (3) increased allergy incidences positively impacting purchases in Cough, Cold and Allergy. This increase was partially offset by the negative impact of additional shipping days in 2020.
Cost of Sales
Cost of sales were $6.6 billion and $6.6 billion for 2021 and 2020, respectively, an increase of $16 million, or 0.2%. Cost of sales as a percentage of net sales was 44.1% and 45.8% for 2021 and 2020, respectively, a decrease of 1.7%. The increase of Cost of sales was primarily driven by $86 million of unfavorable currency impacts offset by a decrease of $70 million in costs. The cost decrease relative to organic growth in net sales was driven by (1) favorable product mix resulting from our increased focus on higher margin product sales, (2) economies of scale in Self Care products from higher sales volume, (3) supply chain optimization initiatives primarily in the Skin Health and Beauty segment, as well as the Baby Care product category and Women’s Health products (within the Essential Health segment) and (4) lower cost of sales related to lower year-over-year restructuring spend, partially offset by an increase in cost of sales primarily due to the impact of commodity inflation on freight and packaging costs.

Selling, General and Administrative Expenses
SG&A expenses were $5.5 billion and $5.0 billion for 2021 and 2020, respectively, an increase of $528 million, or 10.7%. SG&A as a percentage of net sales was 36.4% and 34.3% for 2021 and 2020, respectively, an increase of 2.2%. The increase was primarily attributable to (1) an increase in advertising and promotion expenses of $318 million, (2) an increase in other SG&A expenses of $122 million due to higher selling and distribution costs as well as the impact of commodity inflation on freight and packaging costs, (3) an unfavorable currency impact of $55 million and (4) an increase in R&D costs of $33 million driven by strategic spend on select brands, products and digital capabilities. Overall, recovery from the impact of the COVID-19 pandemic and lifting of lockdown restrictions resulted in retail store re-openings, higher usage occasions and higher net sales, which in turn drove normalized SG&A spending in 2021 compared to 2020.
Other Expense, Net, Operating
Other expense, net, operating was $15 million and $3.9 billion for 2021 and 2020, respectively, a decrease of $3.9 billion, primarily driven by talc litigation expense recognized in 2020. See Note 10, “Other expense, net, operating and Other (income) expense, net,” and Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus for additional information.
Other (Income) Expense, Net
Other (income) expense, net was $(5) million and $37 million for 2021 and 2020, respectively, a decrease in expense of $(42) million, primarily driven by (1) lower foreign currency losses and higher gain on disposal of businesses in 2021 and (2) higher loss on equity investments in 2020. See Note 10, “Other expense, net, operating and Other (income) expense, net,” to our audited combined financial statements included elsewhere in this prospectus for additional information.
Provision (Benefit) for Taxes
Provision (benefit) for taxes was $894 million and $(137) million in 2021 and 2020, respectively, an increase in income tax expense of $1.0 billion, which was primarily due to (1) an increase in 2021 U.S. pretax book income due to higher talc litigation expense recognized in 2020 and (2) a loss of certain tax deductions and foreign tax credits resulting from talc litigation settlement payments made in 2021. This increase was partially offset by a one-time income tax expense recognized in 2020 for increases in unrecognized tax benefits related to the final settlement of IRS audits for the 2010, 2011 and 2012 fiscal years.
See Note 11, “Income Taxes,” to our audited combined financial statements included elsewhere in this prospectus for further details regarding income taxes.
Self Care Segment
Self Care Segment Net Sales
The Self Care segment net sales were $5.6 billion and $5.2 billion for 2021 and 2020, respectively, an increase of $408 million, or 7.8%. Of the $408 million increase, $282 million was due to organic growth in net sales and $126 million was due to favorable currency impacts. The organic growth in net sales of $282 million was driven by increased net sales of (1) Pain Care products due to consumers seeking to relieve COVID-19 symptoms and alleviate side effects of the COVID-19 vaccine, (2) Digestive Health products (within Other Self Care) due to favorable volume and price impacts, (3) Smoking Cessation products (within Other Self Care) due to favorable volume and price impacts as a result of increased smoking cessation rates and (4) allergy products in Cough, Cold and Allergy as consumers returned to outdoor activities due to recovery from the COVID-19 pandemic. Self Care products also continued to grow sales on e-commerce channels as consumers increasingly shifted their spending online. This increase was partially offset by the negative impact of additional shipping days in 2020.

Self Care Segment Adjusted Operating Income
The Self Care segment Adjusted operating income was $1.8 billion and $1.7 billion for 2021 and 2020, respectively, an increase of $104 million, or 6.1%. The increase was primarily attributable to (1) an increase corresponding to organic growth in net sales, (2) economies of scale from higher net sales of Pain Care products due to consumers seeking to relieve COVID-19 symptoms and alleviate side effects of the COVID-19 vaccine, (3) supply chain efficiencies driven by our supply chain optimization initiatives and (4) favorable product mix driven by increased demand in higher margin allergy products in Cough, Cold and Allergy as consumers returned to outdoor activities due to recovery from the COVID-19 pandemic. This increase was offset by higher strategic R&D spending on certain brands and higher other SG&A spending that normalized in 2021 due to recovery from the COVID-19 pandemic.
Skin Health and Beauty Segment
Skin Health and Beauty Segment Net Sales
The Skin Health and Beauty segment net sales were $4.5 billion and $4.5 billion for 2021 and 2020, respectively, an increase of $91 million, or 2.0%. Of the increase, $125 million was due to organic growth in net sales and $46 million was due to favorable currency impacts, offset by a decrease of $80 million as a result of divestitures. The organic growth in net sales of $125 million was driven by higher sales volumes primarily in the Face and Body Care product category due to (1) lifting of COVID-19 pandemic lockdowns, which drove higher usage occasions, (2) growth in e-commerce channels and (3) new product innovation. This increase was partially offset by the negative impact of additional shipping days in 2020.
Skin Health and Beauty Segment Adjusted Operating Income
The Skin Health and Beauty segment Adjusted operating income was $1.3 billion and $1.3 billion for 2021 and 2020, respectively, a decrease of $18 million, or 1.4%. The decrease was due to higher SG&A spend for enhanced focus on the skin health category, offsetting organic growth in net sales and margin improvements driven by our supply chain optimization initiatives.
Essential Health Segment
Essential Health Segment Net Sales
The Essential Health segment net sales were $4.9 billion and $4.8 billion for 2021 and 2020, respectively, an increase of $88 million, or 1.8%. Of the increase, $101 million was due to organic growth in net sales and $36 million relates to favorable currency impacts offset by a decrease of $49 million as a result of divestitures. The organic growth in net sales of $101 million was primarily attributable to (1) growth in Baby Care driven by limited demand in 2020 due to reduced outdoor exposure as a result of the COVID-19 pandemic, e-commerce strength, product innovations, positive price impacts and market share gains, (2) growth in Women’s Health (within Other Essential Health) primarily driven by volume and price impacts due to new product innovations and increased brand awareness and (3) growth in Oral Care primarily due to increased household penetration. This increase was partially offset by the negative impact of additional shipping days in 2020.
Essential Health Segment Adjusted Operating Income
The Essential Health segment Adjusted operating income was $985 million and $1.0 billion for 2021 and 2020, respectively, a decrease of $29 million, or 2.9%. The decrease was primarily attributable to an increase in advertising and promotion expenses due to strategic investment in internet advertising, e-commerce and digital capabilities and the impact of commodity inflation on freight and packaging costs, offset by organic growth in net sales.

2020 Compared with 2019
Net Sales
Our net sales were $14.5 billion and $14.3 billion for 2020 and 2019, respectively, an increase of $143 million, or 1.0%. Of the increase, $421 million related to organic growth in net sales, offset by a decrease of $269 million from unfavorable currency impacts primarily driven by the Brazilian Real and Indian Rupee and a net decrease of $9 million as a result of an acquisition and divestitures. Of the $421 million related to organic growth in net sales, $564 million was generated in the United States, which was partially offset by a decrease of $143 million in all other regions. The overall organic growth in net sales was primarily attributable to (1) an increase in net sales from Pain Care products due to consumers seeking to relieve COVID-19 symptoms and alleviate side effects of the COVID-19 vaccine, (2) inclusion of additional shipping days in 2020 (53 weeks versus 52 weeks), (3) an increase in net sales from allergy products in Cough, Cold and Allergy driven by new SKU launches, customer promotion and competitor supply chain constraints, (4) an increase in net sales from Digestive Health products (within Other Self Care) due to the withdrawal of competing products and (5) an increase in net sales from Oral Care products as a result of heightened consumer demand during the COVID-19 pandemic. This increase was partially offset by a decrease in sales of our Baby Care product category and Skin Health and Beauty segment due to COVID-19 pandemic lockdowns leading to lower usage occasions and changes in regional travel regulations that reduced traffic at retail stores in airports and at transportation hubs.
Cost of Sales
Cost of sales was $6.6 billion and $6.7 billion for 2020 and 2019, respectively, a decrease of $43 million, or 0.6%. Cost of sales as a percentage of net sales was 45.8% and 46.5% for 2020 and 2019, respectively, a decrease of 0.8%. The decrease was primarily driven by $137 million of favorable currency impacts, offset by an increase of $94 million in costs. The increase in costs was driven by an increase corresponding to organic growth in net sales partially offset by cost savings resulting from supply chain optimization initiatives and lower fuel and freight costs.
Selling, General and Administrative Expenses
SG&A expenses were $5.0 billion and $5.2 billion for 2020 and 2019, respectively, a decrease of $242 million, or 4.7%. SG&A as a percentage of net sales was 34.3% and 36.3% for 2020 and 2019, respectively, a decrease of 2.0%. The decrease was primarily attributable to (1) a decrease in advertising and promotion expenses of $129 million driven by lower advertising spend during the COVID-19 pandemic, (2) a decrease in R&D costs of $70 million primarily driven by an organizational redesign program to enhance centralization of our R&D operations, which led to the elimination of certain positions, and (3) a favorable currency impact of $71 million. This decrease was offset by an increase in other SG&A expenses of $28 million due to higher indirect cost allocations from Johnson & Johnson offset by lower travel, facilities and office expenses as our workforce shifted to remote work during the COVID-19 pandemic.
Other Expense, Net, Operating
Other expense, net, operating was $3.9 billion and $618 million for 2020 and 2019, respectively, an increase of $3.3 billion, primarily driven by higher talc litigation expense recognized in 2020, offset by higher loss on disposal of assets in 2019. See Note 10, “Other expense, net, operating and Other (income) expense, net,” and Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus for additional information.
Other (Income) Expense, Net
Other (income) expense, net was $37 million and $(274) million for 2020 and 2019, respectively, an increase in expense of $311 million, primarily driven by a gain recognized in 2019 of $275 million from the step up of the previously held minority interest in Dr. Ci:Labo as a result of obtaining a controlling interest and lower foreign currency losses in 2020, offset by a higher gain on disposal of businesses in 2019. See Note 10, “Other expense, net, operating and Other (income) expense, net,” and Note 14, “Acquisitions and Divestitures,” to our audited combined financial statements included elsewhere in this prospectus for additional information.

Provision (Benefit) for Taxes
Provision (benefit) for taxes was $(137) million and $685 million in 2020 and 2019, respectively, a decrease of $822 million, which was primarily driven by a decrease in U.S. pretax book income (loss) due to talc litigation expense recognized in 2020.
See Note 11, “Income Taxes,” to our audited combined financial statements included elsewhere in this prospectus for further details regarding income taxes.
Self Care Segment
Self Care Segment Net Sales
The Self Care segment net sales were $5.2 billion and $4.8 billion for 2020 and 2019, respectively, an increase of $415 million, or 8.6%. Of the increase, $460 million was due to organic growth in net sales offset by $45 million of unfavorable currency impacts. The organic growth in net sales of $460 million was driven by increased demand for (1) Pain Care products due to the COVID-19 pandemic, (2) allergy products in Cough, Cold and Allergy due to new product innovations, customer promotion and competitor supply chain constraints, (3) Digestive Health products (within Other Self Care) due to the withdrawal of a competing product and (4) inclusion of additional shipping days in 2020. This increase in net sales was offset by a decline in net sales for certain other Digestive Health and other products (within Other Self Care) due to the impact of the COVID-19 pandemic with social distancing, travel restrictions and retail and restaurant closures leading to lower demand.
Self Care Segment Adjusted Operating Income
The Self Care segment Adjusted operating income was $1.7 billion and $1.4 billion for 2020 and 2019, respectively, an increase of $292 million, or 20.7%. The increase was driven by (1) an increase corresponding to organic growth in net sales, (2) favorable product mix due to increased demand in higher margin allergy products in Cough, Cold and Allergy and Digestive Health products (within Other Self Care), (3) additional margin improvement due to favorable price changes for Pain Care products, (4) withdrawal of a competing product in the Digestive Health category (within Other Self Care) and (5) margin improvements driven by supply chain optimization initiatives.
Skin Health and Beauty Segment
Skin Health and Beauty Segment Net Sales
The Skin Health and Beauty segment net sales were $4.5 billion and $4.6 billion for 2020 and 2019, respectively, a decrease of $158 million, or 3.4%. Of the decrease, $130 million was due to an organic decline in net sales and $49 million was due to unfavorable currency impacts, offset by a net positive impact of $21 million as a result of an acquisition and divestitures. The organic decline in net sales of $130 million was largely driven by (1) negative impacts from the COVID-19 pandemic with social distancing, travel restrictions, retail store closures and remote work leading to lower demand and (2) lower net sales for Dr. Ci:Labo products, which primarily impacted Face and Body Care, due to changes in China travel regulations that reduced traffic at retail stores in airports and at transportation hubs and due to lower demand in Japan as a result of a decline in tourism and retail store closures. This decrease was partially offset by the positive impact of additional shipping days in 2020.
Skin Health and Beauty Segment Adjusted Operating Income
The Skin Health and Beauty segment Adjusted operating income was $1.3 billion and $1.2 billion for 2020 and 2019, respectively, an increase of $104 million, or 8.8%. The increase in Adjusted operating income was driven by (1) lower R&D spend due to an organizational redesign program that centralized R&D operations, (2) cost savings resulting from supply chain optimization initiatives and (3) lower travel, facilities and office expenses as our workforce shifted to remote work during the COVID-19 pandemic. This increase was partially offset by a decrease corresponding to the organic decline in net sales.

Essential Health Segment
Essential Health Segment Net Sales
The Essential Health segment net sales were $4.8 billion and $4.9 billion for 2020 and 2019, respectively, a decrease of $114 million, or 2.3%. Of the $114 million decrease, $175 million was due to unfavorable currency impacts and $30 million was due to divestitures, offset by $91 million of organic growth in net sales. The organic growth in net sales of $91 million was driven by increases in (1) Oral Care products as a result of heightened consumer demand during the COVID-19 pandemic, e-commerce growth in the United States, introduction of new flavors and marketing campaigns, (2) Wound Care products (within Other Essential Health) as consumers increased their focus on antibacterial products due to germ concerns during the COVID-19 pandemic and (3) inclusion of additional shipping days in 2020. This increase was offset by declines in net sales of (1) Baby Care products due to limited demand driven by reduced outdoor exposure as a result of the COVID-19 pandemic and (2) Women’s Health products (within Other Essential Health) primarily due to supply chain optimization initiatives.
Essential Health Segment Adjusted Operating Income
The Essential Health segment Adjusted operating income was $1.0 billion and $921 million for 2020 and 2019, respectively, an increase of $93 million, or 10.1%. The increase was primarily attributable to (1) an increase corresponding to organic growth in net sales, (2) supply chain optimization initiatives which led to discontinuation of several low-margin products, (3) favorable product mix, driven by increased demand in the higher margin products within Oral Care and (4) economies of scale driven by higher demand for antibacterial and antimicrobial products due to the COVID-19 pandemic.
Non-GAAP Information
We use certain non-GAAP financial measures to supplement the financial measures prepared in accordance with U.S. GAAP. These include (1) Organic growth, (2) Adjusted gross profit, (3) Adjusted operating income, (4) Adjusted EBITDA and (5) Adjusted net income. Management believes that these non-GAAP financial measures, together with the U.S. GAAP measures used by management, reflect how we measure our business internally and set operational goals and incentives. In particular, we believe that these non-GAAP financial measures are useful in evaluating current performance and focusing management on our underlying operational results. Also, we anticipate that our senior management’s annual compensation will be based in part on these non-GAAP measures. As a result, we use these non-GAAP financial measures both to assess our actual financial performance from one period to another and to forecast future results.
There are limitations to the use of the non-GAAP financial measures presented in this prospectus. These non-GAAP financial measures are not prepared in accordance with U.S. GAAP nor do they have any standardized meaning under U.S. GAAP. In addition, other companies may use similarly titled non-GAAP financial measures that are calculated differently from the way we calculate such measures. Accordingly, our non-GAAP financial measures may not be comparable to such similarly titled non-GAAP financial measures used by other companies. We caution you not to place undue reliance on these non-GAAP financial measures, but instead to consider them with the most directly comparable U.S. GAAP measure. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation. These non-GAAP financial measures should be considered supplements to, not substitutes for, or superior to, the corresponding financial measures calculated in accordance with U.S. GAAP.
The non-GAAP measures as presented below have been prepared as if our operations had been conducted independently from Johnson & Johnson, and therefore they include certain Johnson & Johnson corporate and shared costs allocated to us. Management believes the cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, us during the periods presented, though the allocations may not be indicative of the actual costs that would have been incurred or are expected to be incurred, if we were to operate as a standalone company.

Organic Growth
We define Organic growth, a non-GAAP measure, as a period-over-period change in net sales excluding the impact of foreign currency exchange rates and the impact of acquisitions and divestitures. We use Organic growth to assess our performance on a consistent basis by removing the impact of certain items that we believe do not directly reflect our underlying operations.
The following table presents a reconciliation of the change in U.S. GAAP net sales to Organic growth for the fiscal nine months ended October 2, 2022 compared to the fiscal nine months ended October 3, 2021:

	Fiscal Nine Months Ended October 2, 2022 vs. October 3, 2021
	Reported net sales change		Impact of foreign currency	Acquisitions and divestitures	Organic growth
(Dollars in Millions)	Amount	Percent	Amount	Amount	Amount	Percent
Self Care	$267	6.4%	$153	$—	$420	10.0%
Skin Health and Beauty	(195)	(5.6)	119	39	(37)	(1.1)
Essential Health	(210)	(5.7)	148	13	(49)	(1.3)
Total	$(138)	(1.2)%	$420	$52	$334	3.0%
The following tables present a reconciliation of the change in U.S. GAAP net sales to Organic growth for 2021 and 2020 compared to the applicable prior years:

	2021 vs. 2020
	Reported net sales change		Impact of foreign currency	Acquisitions and divestitures	Organic growth
(Dollars in Millions)	Amount	Percent	Amount	Amount	Amount	Percent
Self Care	$408	7.8%	$(126)	$—	$282	5.4%
Skin Health and Beauty	91	2.0	(46)	80	125	2.8
Essential Health	88	1.8	(36)	49	101	2.1
Total	$587	4.1%	$(208)	$129	$508	3.5%

	2020 vs. 2019
	Reported net sales change		Impact of foreign currency	Acquisitions and divestitures	Organic growth
(Dollars in Millions)	Amount	Percent	Amount	Amount	Amount	Percent
Self Care	$415	8.6%	$45	$—	$460	9.5%
Skin Health and Beauty	(158)	(3.4)	49	(21)	(130)	(2.8)
Essential Health	(114)	(2.3)	175	30	91	1.9
Total	$143	1.0%	$269	$9	$421	2.9%
Adjusted Gross Profit
We define Adjusted gross profit, a non-GAAP measure, as U.S. GAAP gross profit adjusted for restructuring expense and amortization of intangible assets recorded as a component of Cost of sales in the Company’s Combined

Statements of Operations. The reconciliation of gross profit, a U.S. GAAP measure, to Adjusted gross profit is presented below:

	Fiscal Nine Months Ended		Fiscal Year
(Dollars in Millions)	October 2, 2022	October 3, 2021	2021	2020	2019
Gross profit	$6,239	$6,436	$8,419	$7,848	$7,662
Adjustments to components of Cost of sales:
Restructuring expense	27	34	48	34	29
Amortization of intangible assets	265	313	414	415	344
Adjusted gross profit (non-GAAP)	$6,531	$6,783	$8,881	$8,297	$8,035
Adjusted Operating Income
We define Adjusted operating income, a non-GAAP measure, as U.S. GAAP operating income (loss) excluding restructuring expense, depreciation and amortization, other expense, net, operating and unallocated general corporate administrative expenses that are not part of our measurement of segment performance. Management uses Adjusted operating income to assess segment financial performance.
Adjusted EBITDA
EBITDA, a non-GAAP measure, is defined as net income (loss) adjusted for interest, provision (benefit) for taxes, and depreciation and amortization. We define Adjusted EBITDA, a non-GAAP measure, as EBITDA adjusted for talc legal settlement and defense costs, restructuring expense, impairment of intangible assets, unrealized loss (gain) on securities, Separation-related costs, VAT legal resolution, gains on divestments and gains on previously held equity investment in Dr. Ci:Labo. Adjusted EBITDA is used to show our unleveraged, pre-tax operating results and reflects our financial performance based on operational factors. The reconciliation of net income (loss), a U.S. GAAP measure, to Adjusted EBITDA is presented below:

	Fiscal Nine Months Ended		Fiscal Year
(Dollars in Millions)	October 2, 2022	October 3, 2021	2021	2020	2019
Net income (loss)	$1,717	$1,620	$2,031	$(879)	$1,435
Interest	—	—	—	—	—
Provision (benefit) for taxes	408	788	894	(137)	685
Depreciation and amortization	478	549	731	746	709
EBITDA (non-GAAP)	$2,603	$2,957	$3,656	$(270)	$2,829
Adjustments:
Talc legal settlement and defense costs	—	154	154	4,029	446
Restructuring expense	69	86	117	66	122
Impairment of intangible assets	12	—	—	—	51
Unrealized loss (gain) on securities	—	(19)	(18)	—	(1)
Separation-related costs	109	—	—	—	—
VAT legal resolution	—	(65)	(74)	—	—
Gains on divestments	—	(11)	(25)	(50)	(71)
Gain on previously held equity investment in Dr. Ci:Labo	—	—	—	—	(275)
Adjusted EBITDA (non-GAAP)	$2,793	$3,102	$3,810	$3,775	$3,101

Adjusted Net Income
We define Adjusted net income, a non-GAAP measure, as U.S. GAAP net income (loss) adjusted for talc legal settlement and defense costs, restructuring expense, amortization and impairment of intangible assets, unrealized loss (gain) on securities, Separation-related costs, VAT legal resolution, gains on divestments, gains on previously held equity investment in Dr. Ci:Labo and their related tax impacts.
Adjusted net income excludes the impact of items that may obscure trends in our underlying performance. Management uses Adjusted net income for strategic decision making, forecasting future results and evaluating current performance. The reconciliation of net income (loss), a U.S. GAAP measure, to Adjusted net income (loss) is presented below:

	Fiscal Nine Months Ended		Fiscal Year
(Dollars in Millions)	October 2, 2022	October 3, 2021	2021	2020	2019
Net income (loss)	$1,717	$1,620	$2,031	$(879)	$1,435
Adjustments:
Talc legal settlement and defense costs	—	154	154	4,029	446
Restructuring expense	69	86	117	66	122
Amortization and impairment of intangible assets	277	313	414	415	395
Unrealized loss (gain) on securities	—	(19)	(18)	—	(1)
Separation-related costs	109	—	—	—	—
VAT legal resolution	—	(65)	(74)	—	—
Gains on divestments	—	(11)	(25)	(50)	(71)
Gain on previously held equity investment in Dr. Ci:Labo	—	—	—	—	(275)
Tax Adjustments:
Tax impact on special item adjustments	(120)	170	112	(1,047)	(128)
Tax legislation and other tax related	—	—	—	169	134
Adjusted net income (loss) (non-GAAP)	$2,052	$2,248	$2,711	$2,703	$2,057
Supplemental Non-GAAP Financial Information
For the fourth quarter of 2022, we updated the methodology of allocation for certain selling expenses to align with segment financial results as measured by our management, including the Chief Operating Decision Maker. Accordingly, for the fourth quarter of 2022, we will update our segment disclosures to reflect the change in allocation methodology and will recast all prior periods to reflect the updated presentation.
The supplemental financial information by segment includes Total adjusted operating income and Total adjusted operating income margin, as adjusted for the impact in the change in allocation methodology, and are considered to be non-GAAP financial measures. These non-GAAP measures are presented for supplemental information purposes only and are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. We believe that these non-GAAP financial measures provide useful information to investors about segment financial performance as measured by our management, including the Chief Operating Decision Maker, beginning for the fourth quarter of 2022.

The following tables present supplemental financial information reflecting the impact of these changes on Total adjusted operating income by segment for the fiscal nine months ended October 2, 2022 and October 3, 2021 and the 2021, 2020 and 2019 fiscal years:

	As reported		Impact of change in Allocation		As adjusted
	Adjusted Operating Income				Adjusted Operating Income
	Fiscal Nine Months Ended
(Dollars in Millions)	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Self Care	$1,398	$1,411	$92	$79	$1,490	$1,490
Skin Health and Beauty	806	1,029	(171)	(198)	635	831
Essential Health	678	798	79	119	757	917
Total adjusted operating income	$2,882	$3,238	$—	$—	$2,882	$3,238

	As reported			Impact of change in Allocation			As adjusted
	Adjusted Operating Income						Adjusted Operating Income
	Fiscal Year
(Dollars in Millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Self Care	$1,806	$1,702	$1,410	$100	$117	$86	$1,906	$1,819	$1,496
Skin Health and Beauty	1,263	1,281	1,177	(285)	(293)	(187)	978	988	990
Essential Health	985	1,014	921	185	176	101	1,170	1,190	1,022
Total adjusted operating income	$4,054	$3,997	$3,508	$—	$—	$—	$4,054	$3,997	$3,508
The following tables present the impact of these changes on Total adjusted operating income margin for the fiscal nine months ended October 2, 2022 and October 3, 2021 and the 2021, 2020 and 2019 fiscal years:

	As reported		As adjusted
	Adjusted Operating Income		Adjusted Operating Income
	Fiscal Nine Months Ended
(Dollars in Millions)	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Self Care	31.4%	33.6%	33.4%	35.5%
Skin Health and Beauty	24.7%	29.8%	19.5%	24.0%
Essential Health	19.6%	21.7%	21.9%	25.0%
Total adjusted operating income margin	25.8%	28.6%	25.8%	28.6%

	As reported			As adjusted
	Adjusted Operating Income			Adjusted Operating Income
	Fiscal Year
(Dollars in Millions)	2021	2020	2019	2021	2020	2019
Self Care	32.0%	32.5%	29.3%	33.8%	34.7%	31.0%
Skin Health and Beauty	27.8%	28.8%	25.5%	21.5%	22.2%	21.5%
Essential Health	20.2%	21.2%	18.8%	24.0%	24.9%	20.9%
Total adjusted operating income margin	26.9%	27.6%	24.5%	26.9%	27.6%	24.5%
Liquidity and Capital Resources
Historically, we have generated annual cash flow from operating activities. However, our working capital requirements and capital expenditures have historically been satisfied as part of Johnson & Johnson’s corporate-wide cash management and centralized funding programs, and a substantial portion of our cash has been transferred to Johnson & Johnson. This arrangement is not reflective of the manner in which we would have financed our operations had we been a standalone public company during the periods presented.
The cash and cash equivalents held by Johnson & Johnson at the corporate level are not specifically identifiable to us and, therefore, have not been reflected on our combined balance sheets included elsewhere in this prospectus. Cash and cash equivalents on the combined balance sheets represent balances in accounts specifically identifiable to the Consumer Health Business. Johnson & Johnson’s third-party long-term debt and the related interest expense have not been allocated to us for any of the periods presented as we were not the legal obligor of such debt.
Interim Cash Flows
Summarized cash flow information for the fiscal nine months ended October 2, 2022 and October 3, 2021 is as follows:

	Fiscal Nine Months Ended		Change
(Dollars in Millions)	October 2, 2022	October 3, 2021	Amount	Percent
Net income	$1,717	$1,620	$97	6.0%
Net operating changes in assets and liabilities, net of effects from acquisitions and divestitures	(542)	(3,432)	2,890	(84.2)
Net cash flows from (used in) operating activities	1,881	(675)	2,556	*
Net cash used in investing activities	(223)	(138)	(85)	61.6
Net cash (used in) from financing activities	(1,520)	900	(2,420)	*
__________________
*Calculation not meaningful (>100%).
Operating Activities
Net cash flows from (used in) operating activities was $1.9 billion and $(675) million for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, an increase of $2.6 billion. The increase was primarily attributable to $3.2 billion of payments made in 2021 for Talc-Related Liabilities. This was offset by changes in working capital as summarized below:
•An increase in inventories due to increased demand and the rebuilding of inventory levels following a supply shortage in 2021.
•An increase in trade receivables related to lower sales as of the third fiscal quarter of 2022 in comparison with the third fiscal quarter of 2021.
•An increase in accounts payable, accrued and other liabilities (excluding Talc-Related Liabilities) related to the impact of commodity inflation on key ingredients, freight and packaging costs.
See Note 11, “Commitments and Contingencies,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for additional information on Talc-Related Liabilities.
Investing Activities
Net cash used in investing activities was $223 million and $138 million for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively. The increase in cash used in investing activities was primarily driven by (1) higher purchases of property, plant and equipment and (2) lower proceeds from divestitures for the fiscal nine months ended October 2, 2022.
Financing Activities
Net cash (used in) from financing activities was $(1.5) billion and $900 million for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively. The financing activities cash flows primarily reflect net transfers

(to) from Johnson & Johnson of $(1.5) billion and $905 million for the fiscal nine months ended October 2, 2022 and October 3, 2021, respectively. Net transfers to Johnson & Johnson were driven by (1) cash pooling and general financing activities and (2) indirect cost allocations from Johnson & Johnson. For further details regarding net transfers to Johnson & Johnson, see Note 7, “Related Parties,” to our unaudited condensed combined financial statements included elsewhere in this prospectus.
Annual Cash Flows
Summarized cash flow information for 2021, 2020 and 2019 is as follows:

	Fiscal Year			Change
				2020 to 2021		2019 to 2020
(Dollars in Millions)	2021	2020	2019	Amount	Percent	Amount	Percent
Net income (loss)	$2,031	$(879)	$1,435	$2,910	*	$(2,314)	*
Net operating changes in assets and liabilities, net of effects from acquisitions and divestitures	(3,132)	4,242	804	(7,374)	*	3,438	*
Net cash flows from operating activities	334	3,397	2,998	(3,063)	(90.2)%	399	13.3%
Net cash used in investing activities	(171)	(83)	(2,155)	(88)	*	2,072	(96.1)
Net cash used in financing activities	—	(3,457)	(685)	3,457	*	(2,772)	*
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*Calculation not meaningful (>100%).
Operating Activities
Net cash flows from operating activities was $334 million and $3.4 billion for 2021 and 2020, respectively, a decrease of $(3.1) billion. The decrease was primarily attributable to $3.2 billion of payments made in 2021 for Talc-Related Liabilities. This was offset by changes in working capital as summarized below:
•An increase in trade receivables due to a slight extension in payment terms for certain regions as well as lower collections compared to the prior year which included an additional week in the fiscal year.
•An increase in inventories due to increases in freight and commodity costs.
•An increase in accounts payable, accrued and other liabilities (excluding Talc-Related Liabilities) related to improvements from timing of payments in the ordinary course of business.
See Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus for additional information on Talc-Related Liabilities.
Net cash flows from operating activities was $3.4 billion and $3.0 billion for 2020 and 2019, respectively, an increase of $399 million. The increase was primarily attributable to an increase in Talc-Related Liabilities and changes in working capital as summarized below:
•A decrease in trade receivables related to higher collections compared to the prior year as the 2020 fiscal year included an additional week, decline in days sales outstanding in certain regions, as well as increased sales at the beginning of the fourth quarter compared to the prior year that were also collected in the current period.
•A decrease in inventory favorability due to inventory level stabilization and prior year inventory optimization projects across regions.

•An increase in accounts payable, accrued and other liabilities (excluding Talc-Related Liabilities) primarily due to an increase in payment terms for a significant third-party supplier and increase in strategic investment in the second half of the year.
Investing Activities
Net cash used in investing activities was $171 million, $83 million and $2.2 billion in 2021, 2020 and 2019, respectively. The increase in cash used in investing activities from 2020 to 2021 was primarily driven by higher purchases of property, plant and equipment in 2021 offset by proceeds from the sale of equity investments in 2021 and higher proceeds from divestitures in 2020. Cash used in investing activities decreased from 2019 to 2020 due to cash paid in 2019 for the acquisition of Dr. Ci:Labo.
Financing Activities
Net cash used in financing activities was negligible in 2021 and $3.5 billion and $685 million in 2020 and 2019, respectively. The financing activities cash flows primarily reflect net transfers to Johnson & Johnson of $3.4 billion and $645 million during 2020 and 2019, respectively. Net transfers to Johnson & Johnson were driven by cash pooling and general financing activities and offset by (1) indirect cost allocations from Johnson & Johnson and (2) the acquisition of Dr. Ci:Labo in 2019. For further details regarding net transfers to Johnson & Johnson, see Note 9, “Related Parties,” to our audited combined financial statements included elsewhere in this prospectus.
Future Sources of Liquidity
Following the Separation, our capital structure and sources of liquidity will change from our historical capital structure because we will no longer participate in Johnson & Johnson’s corporate-wide cash management and centralized funding programs. Our ability to fund our operating needs will depend on our ability to continue to generate positive cash flow from operations, and on our ability to obtain debt financing on acceptable terms or to issue additional equity or equity-linked securities not anticipated in this prospectus. Based upon our history of generating positive cash flows, we believe our existing cash and cash generated from operations will be sufficient to service our current obligations for at least the next 12 months. Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, provide (1) adequate liquidity to meet all of our current and long-term obligations when due, including third-party debt that we expect to incur in connection with the Separation, (2) adequate liquidity to fund capital expenditures and (3) flexibility to meet investment opportunities that may arise. However, we cannot assure you that we will be able to obtain additional debt or equity financing on acceptable terms in the future.
In connection with the Separation, we expect to incur up to $          of new debt, and we will pay Johnson & Johnson all of the net proceeds that we will receive from this new debt, together with any interest accrued thereon following our receipt of such proceeds, as partial consideration for the Consumer Health Business that Johnson & Johnson is transferring to us in connection with the Separation; provided that we will retain an amount in cash and cash equivalents equal to $          , after giving effect to this offering, the Debt Financing Transactions and the settlement or termination of certain intercompany accounts payable or accounts receivable between us and Johnson & Johnson. This debt will impose certain restrictions on our business and may adversely impact our financial condition, results of operations or cash flows. We currently estimate the debt will have an estimated weighted average interest rate of approximately               %.
We expect to utilize our cash flows to continue to invest in our brands, digital capabilities, talent and growth strategies as well as to repay our indebtedness over time.
Other Future Cash Requirements
We expect our other future cash requirements will relate to working capital, capital expenditures, restructuring and integration, benefit obligations, litigation costs and the return of capital to shareholders, including through the payment of any dividend. In addition, we may use cash to enter into business development transactions, such as licensing arrangements or strategic acquisitions.

In addition to our working capital requirements, as of October 2, 2022, we expect our primary cash requirements for 2022 to include capital expenditures. In addition to lease payments (see Note 1, “Description of the Company and Summary of Significant Accounting Policies,” to our audited combined financial statements included elsewhere in this prospectus for further details), we have made payments of $216 million for property, plant and equipment as of the fiscal nine months ended October 2, 2022.
Future Litigation
In the ordinary course of business, we are involved in litigation, claims, government inquiries, investigations, charges and proceedings. See Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus and Note 11, “Commitments and Contingencies,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for further details regarding certain matters that are currently pending. Our ability to successfully resolve pending and future litigation may adversely impact our financial condition, results of operations or cash flows.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements (as defined under the rules and regulations of the SEC) or any relationships with unconsolidated entities that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, net sales or expenses, results of operations, liquidity, cash requirements or capital resources.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency Risk
We operate on a global basis and are exposed to the risk that our business, results of operations or financial condition could be adversely affected by changes in foreign currency exchange rates, including as a result of the recent strengthening of the U.S. Dollar or fluctuations in foreign currency rates in numerous jurisdictions, particularly the European Union, the United Kingdom, China, Canada, Brazil and India. We are primarily exposed to foreign exchange risk with respect to future intercompany products and third-party purchases of materials denominated in a foreign currency. We manage the impact of foreign exchange rate movements on our earnings, cash flows and fair values of assets and liabilities through operational means and through the use of various financial instruments, including derivative instruments such as forward foreign exchange contracts. Gains or losses on these contracts are generally offset by the gains or losses on the underlying transactions.
To protect gross margins from fluctuations in foreign currency exchange rates, affiliates of Johnson & Johnson that support the Consumer Health Business enter into forward foreign currency exchange contracts on behalf of the Consumer Health Business to hedge a portion of forecasted foreign currency net sales and forecasted inventory purchases. Additionally, during 2022 and in anticipation of operating as a standalone entity, we started entering into forward foreign currency exchange contracts to hedge a portion of forecasted foreign currency revenue and forecasted inventory purchases.
Inflation Risk
Inflationary pressures have recently increased, and may continue to increase, the costs of raw materials, packaging components and other inputs for our products. Since 2021, we have experienced, and we continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs that have affected, and continue to affect, our results of operations. We have partially offset the impact of inflation largely through price increases, in addition to continued supply chain optimization initiatives. See “—Key Factors Affecting Our Results—Supply Chain Optimization Initiatives.”
However, if our costs continue to be subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases, which could adversely affect our business, results of operations or financial condition.

Interest Rate Risk
Our cash equivalents and marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Holding other estimates constant, a hypothetical 1% increase or decrease in interest rates would not have had a material impact on the value of our cash and cash equivalents as of January 2, 2022 and October 2, 2022.
In connection with the Separation, we expect to incur up to $          of new debt. While the terms of these borrowings, including the interest rates, have not yet been determined, our interest expense could be exposed to changes in interest rates. Interest rate risk is highly sensitive due to many factors, including the monetary and tax policies of the United States and other countries, market and economic factors and other factors beyond our control.
In October and November 2022, we entered into forward interest rate swap agreements in contemplation of securing long-term financing for the Separation or for other long-term financing purposes in the event the Separation does not occur. See Note 15, “Subsequent Events,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for additional information.
Commodity Price Risk
We are exposed to commodity and other price risk, including from essential oils, resins, pulp, tropical oils, lubricants, tallow, corn, poultry, soybeans and silicon; packaging components, including corrugate; and other inputs, including energy, labor, transportation (such as trucks, containers and ocean freight) and logistics services. We use various strategies, including the use of commodity hedging contracts, to manage cost exposures on certain material purchases with the objective of obtaining more predictable costs for these commodities.
Credit Risk
We are exposed to potential credit losses in the event of nonperformance by counterparties to our receivables, including our customers. Concentrations of credit risk arising from receivables from customers are limited due to the diversity of our customers. For 2021, 2020 and 2019, one of our customers accounted for approximately 14% of our total net sales and our top ten customers represented approximately 43% of our total net sales. For the fiscal nine months ended October 2, 2022, one of our customers accounted for approximately 14% of our total net sales and our top ten customers represented approximately 44% of our total net sales. We perform credit evaluations of our customers’ financial conditions and may also obtain collateral or other security as appropriate. Notwithstanding these efforts, current adverse macroeconomic factors across the global economy may increase the difficulty in collecting receivables.
Critical Accounting Policies and Estimates
Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our combined financial statements, and which require management’s most subjective and complex judgments due to the need to select policies from among alternatives available and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our business, results of operations or financial condition could be adversely affected.
Revenue Recognition
Our revenue contracts represent a single performance obligation to sell our products to customers. Revenue from the sale of products to customers is recognized at a single point in time when ownership, risks and rewards transfer, which can be on the date of shipment or the date of receipt by the customer depending on the terms of the contract. Net sales exclude taxes collected by us on behalf of governmental authorities and include the shipping and handling fees charged to customers.

The nature of our business gives rise to several types of variable consideration including discounts and trade promotions (such as rebates, sales incentives, coupons, product returns, product listing allowances, cooperative advertising arrangements, volume-based sales and volume incentive programs), which are estimated at the time of the sale using the “expected value” method or the “most likely amount” method based on the form of variable consideration. Discounts and trade promotions are issued to customers at the point of sale and are estimated based on contractual terms, historical experience, trend analysis and projected market conditions in the various markets served. Revenue is recognized net of provisions for discounts and trade promotions. The potential of our estimates to vary differs by product, customer type and geographic location. Historically, adjustments to these estimates to reflect updated expectations or actual results have not been material to our overall business.
See Note 15, “Segments of Business and Geographic Areas,” to our audited combined financial statements included elsewhere in this prospectus and Note 12, “Segments of Business,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for further disaggregation of net sales.
Income Taxes
The tax amounts in the combined financial statements have been calculated based on a separate return methodology and presented as if our operations were reported by separate taxpayers in the jurisdictions in which we operate. Following the Separation, our operating footprint as well as tax return elections and assertions are expected to be different and therefore, our hypothetical income taxes, as presented in the combined financial statements, are not expected to be indicative of our future income taxes. Certain current income tax liabilities related to our activities included in Johnson & Johnson’s income tax returns were assumed to be immediately settled with Johnson & Johnson through the Net Parent investment account in the combined balance sheet and reflected in the combined statement of cash flows as a financing activity.
Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any differences between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. We estimate deferred tax assets and liabilities based on enacted tax regulations and rates. Future changes in tax laws and rates may affect recorded deferred tax assets and liabilities.
Federal, state and foreign income tax payables and receivables are recognized in the combined balance sheet for entities that file separate income tax returns and make direct payments to taxing authorities. Federal, state and foreign income tax payables and receivables for entities that file a combined, consolidated or group income tax return with Johnson & Johnson are deemed settled with Johnson & Johnson and are included in the Net Parent investment account.
Management establishes valuation allowances on deferred tax assets when it is determined “more likely than not” that some portion or all of the deferred tax assets may not be realized. Management considers positive and negative evidence in evaluating our ability to realize our deferred tax assets, including our historical results and forecasts of future ability to realize our deferred tax assets, including forecasts of future taxable income on a jurisdiction-by-jurisdiction basis.
We have unrecognized tax benefits for uncertain tax positions. We follow U.S. GAAP, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The estimates for these positions are regularly assessed based upon all available information. These estimates may be revised in the future and such changes may have a material additional expense or benefit to our financial results or our effective tax rate.
In the United States, the Tax Cuts and Jobs Act of 2017 (“TCJA”) includes provisions for a tax on global intangible low-taxed income (“GILTI”). GILTI is described as the excess of a U.S. shareholder’s total net foreign income over a deemed return on tangible assets, as provided by the TCJA. In January 2018, the Financial Accounting Standards Board issued guidance that allowed companies to elect as an accounting policy whether to record the tax effects of GILTI in the period the tax liability is generated (i.e., “period cost”) or to provide for deferred tax assets and liabilities related to basis differences that exist at the balance sheet date and are expected to affect the amount of GILTI inclusion in future years upon reversal (i.e., “deferred method”). We have elected to account for GILTI under the deferred method. The deferred tax amounts recorded are based on the evaluation of temporary differences that are expected to reverse as GILTI is incurred in future periods.
On August 16, 2022, the United States enacted the Inflation Reduction Act of 2022 (“IR Act”), which, among other things, introduces a 15% minimum tax based on adjusted financial statement income of certain large corporations with a three-year average adjusted financial statement income in excess of $1 billion, an excise tax on corporate stock buybacks and several tax incentives to promote clean energy. We are continuing to evaluate the IR Act and its potential impact on future periods, and at this time we do not expect the IR Act to have a material impact on our combined financial statements.
On December 15, 2022, the E.U. Member States formally adopted the European Union’s Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the OECD Pillar Two Framework that was supported by over 130 countries worldwide. The E.U. effective dates are January 1, 2024 and January 1, 2025 for different aspects of the directive. Given the number of countries in the European Union moving forward with Pillar Two legislation, a significant number of additional countries are expected to implement legislation to align with the OECD Pillar Two Framework. On December 23, 2022, the South Korean parliament approved similar legislation with a full effective date of January 1, 2024, making South Korea the first country in the world to adopt the framework into its domestic law. The global implementation of the minimum tax could have a material impact on our combined financial statements in future periods.
We have recorded deferred tax liabilities on all undistributed earnings prior to December 31, 2017 from our subsidiaries organized outside the United States. We have not provided deferred taxes on the undistributed earnings arising subsequent to January 1, 2018 from subsidiaries organized outside the United States where the earnings are considered to be indefinitely reinvested. We intend to continue to reinvest these earnings in those operations outside the United States. If we decide at a later date to repatriate these earnings to the United States, we would be required to provide for the net tax effects on these amounts. We estimate that the tax effect of this repatriation would be approximately $120 million under currently enacted tax laws and regulations and at current currency exchange rates. This amount does not include the possible benefit of U.S. foreign tax credits, which may substantially offset this cost.
We will enter into a tax matters agreement with Johnson & Johnson in connection with the Separation. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Tax Matters Agreement.”
See Note 1, “Description of the Company and Summary of Significant Accounting Policies,” and Note 11, “Income Taxes,” to our audited combined financial statements included elsewhere in this prospectus and Note 9, “Income Taxes,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for further information regarding income taxes.
Legal Contingencies
We record accruals for loss contingencies including legal proceedings and product liability claims as these arise in the normal course of business. The accruals are recorded when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. To the extent adverse awards, judgments or verdicts have been rendered against us or Johnson & Johnson, we do not record an accrual until a loss is determined to be probable and can be reasonably estimated.
See Note 1, “Description of the Company and Summary of Significant Accounting Policies,” and Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus and Note 11, “Commitments and Contingencies,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for further information regarding product liability and legal proceedings.
Goodwill and Intangible Assets
We assess goodwill and intangible assets with indefinite lives at least annually for impairment, or more frequently if impairment indicators exist. Factors considered for the annual impairment test or if indicators of impairment exist include:
•macroeconomic industry and market conditions;
•a significant adverse shift in the operating environment or the manner in which an asset is used; or
•pending litigation.
Intangible assets that have finite useful lives continue to be amortized over their useful lives and are reviewed for impairment if impairment indicators exist. Our evaluation is based on an assessment of potential indicators of impairment, such as:
•an adverse change in legal factors or in the business climate that could affect the value of an asset;
•an adverse change in the extent or manner in which an asset is used or is expected to be used; or
•current or forecasted reductions in net sales, operating income, or cash flows associated with the use of an asset.
No indicators of impairment were present for 2021 and 2020. During fiscal year 2019, we recognized an intangible impairment of $51 million related to certain trademarks and other intangibles associated with underlying products or future product launches that were discontinued. This amount was recorded in Other expense, net, operating in our results for the fiscal year ended December 29, 2019. During the fiscal nine months ended October 2, 2022, we recognized intangible impairment of $12 million in Other (income) expense, net, operating in our unaudited condensed combined statements of operations related to certain trademarks deemed as irrecoverable.
During 2022, we reallocated goodwill to align with the new operating segments determined in 2022: (1) Self Care, (2) Skin Health and Beauty and (3) Essential Health, which are also our reporting units. As a result of this realignment, goodwill was reassigned to each of the reporting units using a relative fair value approach. We estimate the fair values of a reporting unit using a discounted cash flow model. Following the change in reporting units, we performed a quantitative impairment test on each of the reporting units which resulted in no impairment to goodwill.
See Note 1, “Description of the Company and Summary of Significant Accounting Policies,” and Note 4, “Intangible Assets and Goodwill,” to our audited combined financial statements included elsewhere in this prospectus and Note 3, “Intangible Assets and Goodwill,” to our unaudited condensed combined financial statements included elsewhere in this prospectus for further information regarding goodwill and intangible assets.

BUSINESS
Company Overview
We are the world’s largest pure-play consumer health company by revenue with $15.1 billion in net sales in 2021. We combine the power of science with meaningful human insights and digital-first capabilities, which we believe empowers approximately 1.2 billion people to live healthier lives every day. Our differentiated portfolio of iconic brands—including Tylenol, Neutrogena, Listerine, Johnson’s, Band-Aid, Aveeno, Zyrtec and Nicorette—is built for moments that uniquely matter to our consumers and, we believe, drives positive health outcomes around the world.
We are a global leader at the intersection of healthcare and consumer goods, with a portfolio of iconic brands, operating in some of the most attractive categories in consumer health from both a growth and profitability perspective. Our consumer health portfolio includes self care, skin care and beauty and essential personal care products, which reflect categories that we believe allow consumers across the world to realize the extraordinary power of everyday care. We hold leadership positions across a $365 billion consumer health market that we expect to grow at a compounded annual growth rate (“CAGR”) of 3% to 4% globally through 2025.
We are well positioned to capitalize on this large market opportunity through our holistic approach to delivering consumer health solutions. This approach starts with our distinctive understanding of various consumer needs, which allows us to apply our consumer insights across multiple categories and brands. These comprehensive solutions are backed by science and recommended by healthcare professionals, which further reinforces our consumers’ connections to our brands.
Our portfolio of brands is widely recognized and represents a combination of global and regional brands, many of which hold leading positions in their respective categories. Ten of our brands had over $400 million in net sales in 2021, and we currently hold five #1 brand positions across major categories globally, in addition to many #1 brand positions locally across our four regions. In 2021, our net sales were well balanced and scaled across three segments: Self Care (38%), Skin Health and Beauty (30%) and Essential Health (32%).
Our global footprint is also well balanced geographically with approximately half of our net sales generated outside North America in 2021. The breadth and scale of our portfolio allows us to dynamically capitalize on and respond to current trends impacting our categories and geographic markets. Our breadth and scale also provide us with a strong platform to broaden and enhance our portfolio in the future.
Our global scale and brand portfolio are complemented by our well-developed capabilities and accelerated through our digital-first approach, allowing us to deliver better consumer health experiences. Our marketing organization leverages our e-commerce, precision marketing and broader digital capabilities to develop unique consumer insights and further enhance the relevance of our brands. Our R&D organization leverages these consumer insights and places human empathy at the heart of our product development process. We combine that perspective with deep, multi-disciplinary scientific expertise, and engagement with healthcare professionals, to drive innovative new products, solutions and experiences.
Our marketing and innovation capabilities are further complemented by our end-to-end, digitally connected supply chain ecosystem which is designed to optimize the flexibility and agility of our route-to-market. Our sourcing, manufacturing and demand planning capabilities are continuously optimized to meet evolving market dynamics. We also aim to leverage our flexible distribution network, consumer health thought leadership and data-driven customer partnerships to continue to drive joint value creation for us and our retail customers. Underpinned by our comprehensive ESG strategy, our core capabilities are supported by our commitment to building a resilient and sustainable business that creates value for all our stakeholders over the long term.
The strength of our business has created a compelling financial profile characterized by net sales growth and strong profitability. From 2019 to 2021, our net sales increased from $14.3 billion to $15.1 billion, our net income increased from $1.4 billion to $2.0 billion, our Adjusted EBITDA increased from $3.1 billion to $3.8 billion and our Adjusted net income increased from $2.1 billion to $2.7 billion. This represented a CAGR of 2.5% for net sales, 19.0% for net income, 10.8% for Adjusted EBITDA and 14.8% for Adjusted net income. See “Management’s

Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Information” for information regarding our use of Adjusted EBITDA and Adjusted net income, which are non-GAAP financial measures, and for a reconciliation of each of Adjusted EBITDA and Adjusted net income to its most directly comparable financial measure calculated in accordance with U.S. GAAP.
Our Industry
We have a differentiated business profile focused exclusively on consumer health, with a portfolio that includes self care, skin care and beauty and essential personal care products. This broad portfolio allows us to provide holistic consumer health solutions to our consumers across a spectrum of need states and usage occasions, while holding leading positions across numerous large and attractive categories globally.
The $365 billion consumer health market in which we operate grew at a CAGR of 3.5% from 2018 to 2021, according to data from Euromonitor and Nicholas Hall. We believe this total addressable consumer health market will continue to grow at a CAGR of 3% to 4% globally through 2025, supported by various secular trends expected to favor our industry.
Several trends are re-shaping consumer health and contributing to sustainable long-term growth potential. Specifically, we see the following trends unfolding:
•Increasingly empowered consumers focused on their health. Consumers are increasingly adopting a holistic approach across the consumer health continuum, understanding that overall well-being is a foundational element of a balanced and longer life. Consumer preferences and expectations for consumer health products continue to evolve, with a heightened focus on preventative care and science-backed solutions. While the focus on consumer health was already on the rise before the COVID-19 pandemic, this focus has further accelerated since the start of the pandemic. We see momentum in the OTC category, while dermocosmetics continue to outpace the broader skin care and beauty category, shifting the paradigm of beauty towards health. We believe this trend is expected to continue and that consumers will continue to seek solutions that meet their health goals.
•Global healthcare systems embracing proactive and preventive health and wellness. As demand for healthcare rises, both developed countries and emerging markets will experience increased strain on health services and fiscal budgets. In OECD countries, health spending constituted an average of 15% of all government expenditure in 2019. Effective consumer health solutions provide an alternative to help meet some of these demands. These solutions are expected to experience increasing demand and government support in the future. One example of this trend is the “Healthy China 2030” strategic plan. The plan broadly aspires to provide equitable, systematic and sustainable services for the population of China throughout their lives, most notably from a self care perspective. Worldwide, we believe that improving health literacy and education can have empowering effects on peoples’ lives. We also believe that consumer health brands can have an impact in alleviating global healthcare crises with products that can be a first line of defense against preventable ailments and other health issues, significantly reducing overall healthcare system costs.
•Traditional retailers increasing focus on health and wellness. As a result of increasing demand for consumer health products, traditional retailers have shifted their focus and allocated more shelf space to consumer health categories. According to a third-party report, 38% of consumers surveyed as of May 2021 believe offering a wide variety of OTC healthcare products is the most important factor for retailers to be considered a trusted health source. As a partner to consumers on their health journey, retailers have health and wellness at the core of their growth ambitions and have already experienced increased foot traffic in outlets with health-focused offerings. In addition, many traditional retailers have also designed their own in-house health-oriented service platforms to capitalize on this momentum. We expect this trend will accelerate in the medium term as additional traditional retailers realize the benefits of focusing on health and wellness as consumers continue to incorporate these products in their everyday lives.
•Digital ecosystems creating new opportunities and personalized solutions. The overall consumer health sector is becoming increasingly digitally oriented. Technology and data help personalize solutions through consumer insights and offer new ways to interact with consumers through a true omnichannel approach, including social media, mobile apps, telehealth, connected devices and other channels. E-commerce adoption in the consumer health sector has continued growing since the start of the COVID-19 pandemic as consumers across multiple generations are increasingly demanding omnichannel options and purchasing consumer health products through e-commerce or DTC channels.
•Premiumization reflecting shifting purchase drivers among consumers. Premiumization trends have been observed in consumer categories for decades resulting from demographic shifts and evolving consumer preferences, as well as the more recent impact of social media. The skin care category exemplifies this shift, particularly in China where it is buoyed by urbanization and e-commerce access, and in the United States as mass and premium categories increasingly converge online and offline, reflecting consumers’ willingness to invest in better health and beauty outcomes and experiences. Consumers are increasingly prioritizing the effectiveness of their products and seeking science-based solutions across all price points. We believe these trends will align with broader demand for consumer health in the future as consumers continue to pursue these benefits proactively.
•Aging population. According to the World Health Organization, the world’s population over 60 years old will nearly double between 2015 and 2050. This aging population will require significant public and private efforts to ensure that health and social systems are equipped to handle this demographic shift. More than ever before, we expect that consumer health and personal care companies will be relied upon to continue developing products that meet the needs of an aging population. We also expect that the demand for early preventative solutions, self care and anti-aging products will continue to increase as more consumers, from Baby Boomers and Generation X to Millennials and Generation Z, learn and appreciate the benefits of focusing on their health sooner.
•Growing middle-class in emerging markets. Over the next 15 years, the number of middle-class consumers globally is expected to rise significantly, particularly in Asia. We are witnessing the rise of a new middle class across multiple emerging markets, comprising households with an income level comparable to that of developed economies. According to Euromonitor, between 2019 and 2030, the number of households with annual disposable income of $45,000 to $100,000 on a purchasing power parity basis across emerging markets is expected to rise by 5% to 6% per year on average, significantly exceeding the average annual growth of 1.2% expected for the total number of households in the same period. We believe this trend will continue to drive incremental demand for consumer health and personal care products across multiple geographic markets.
Further details on the consumer health categories we operate in through each of our three business segments are summarized below:
•The Self Care subcategories in which we have products comprise a $107 billion global market as of calendar year 2021, which grew at a CAGR of 3.4% from 2018 to 2021 according to Nicholas Hall. The Nicholas Hall subcategories in which we have Self Care products include: Analgesics, Gastrointestinals, Dermatologicals, Lifestyle CHC, Cough & Cold, Allergy, Eye Care and Smoking Control. Vitamins minerals & supplements are excluded.
•The Skin Health and Beauty subcategories in which we have products comprise a $220 billion global market as of calendar year 2021, which grew at a CAGR of 3.6% from 2018 to 2021 according to Euromonitor. The Euromonitor subcategories in which we have Skin Health and Beauty products include: Conditioners and Treatments, Hair Loss Treatments, Shampoos, Medicated Shampoos, Skin Care and Adult Sun Care.
•The Essential Health subcategories in which we have products comprise a $38 billion global market as of calendar year 2021, which grew at a CAGR of 3.0% from 2018 to 2021 according to Euromonitor. The Euromonitor subcategories in which we have Essential Health products include: Baby and Child Specific Products (excluding Wipes), Mouthwash/Dental Rinses, Sanitary Protection (excluding the United States, Canada and China) and Wound Care.

Within our three business segments, we sell products that are regulated by the FDA as drugs, cosmetics or medical devices. For additional information about the regulation of these products, see “—Government Regulations—Drug Products,” “—Government Regulations—Cosmetics” and “—Government Regulations—Medical Devices.”
Our Competitive Strengths
We believe our business is differentiated by the following set of competitive strengths. Although we believe these competitive strengths will contribute to the growth and success of our company, our business is subject to risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. See “Prospectus Summary—Summary of Risk Factors” and “Risk Factors” for a discussion of these risks, which you should consider carefully before making an investment decision to purchase shares of our common stock.
Leading portfolio of category-defining and trusted brands
We have a world class, global portfolio of iconic and modern brands that has been built over the last 135 years and is trusted by generations of consumers. Our curated and purposeful portfolio of brands enables us to deliver holistic consumer health solutions to our consumers across multiple categories. Our brands are widely recognized and include household names such as Tylenol, Listerine, Neutrogena, Aveeno, Johnson’s and Band-Aid. At a time when consumers are increasingly health-conscious, we believe our brands empower approximately 1.2 billion people to live their healthiest lives every day. Operating across a number of categories and geographies around the globe, our comprehensive portfolio combines global and regional brands, many of which hold leading positions in our three segments. Among them, ten brands had over $400 million in net sales in 2021. We currently hold five #1 brand positions across major categories globally, in addition to many #1 brand positions locally across our four regions. In addition, in June 2022, Band-Aid was named the #1 most trusted brand in the United States across all categories by Morning Consult. Although some of our brands and products currently hold leading market positions, they nonetheless may possess a relatively small share of a highly fragmented market or may face a competing product that possesses a larger market share on a global or regional basis. While operating in competitive markets, we believe the strength of our brand recognition is a key differentiator that allows us to maintain and gain mindshare among consumers around the world.
Our top 10 brands globally by net sales in 2021 include:

Deep connection with consumers built upon trust and human empathy
Our brands are built for moments that uniquely matter, which helps create deep bonds with our consumers. Whether for the first baby bath, the first cuts and bruises, a pain or sniffle or the onset of menstruation, our iconic brands are there, introduced by people consumers love and trust. We believe these moments of vulnerability when our brands are first introduced create an emotional connection to our products and a deep association of care and well-being that fosters lifelong loyalty to our brands. Although consumer preferences and purchasing patterns are difficult to predict, we strive to meet evolving consumer values, including growing interests in sustainability and inclusivity, which further deepens consumers’ trust in and loyalty to our brands. We recognize that developing and maintaining the reputation of our brands is a critical component of our relationship with consumers, customers and other third-party partners, and the failure to maintain the value of our brands could impact our brand loyalty with these parties.

Products recommended by healthcare professionals and experts
We believe our relationships with healthcare professionals and experts and health organizations complement our ability to articulate our science-backed solutions in ways that meet the needs and preferences of our consumers. Several of our brands have a long history of recommendations by healthcare professionals and are the #1 most recommended brand by healthcare professionals in their respective categories. For example, Tylenol is the #1 doctor recommended adult pain medication in the United States, Neutrogena is the #1 dermatologist recommended OTC sunscreen and acne brand in the United States and Listerine is the #1 dentist recommended mouthwash in the United States, based on surveys conducted by third parties of select healthcare practitioners in the United States from 2020 to 2021. We also maintain several relationships with established health organizations, including the American Heart Association, the American Academy of Dermatology and the Arthritis Foundation.
Balanced and resilient business profile across categories and geographies
We have a balanced, resilient business profile with iconic brands across categories and geographic markets. In 2021, our net sales were well balanced across three segments, all focused on consumer health: Self Care (38%), Skin Health and Beauty (30%) and Essential Health (32%). Within each of these segments, our portfolio of iconic brands operates within some of the most attractive categories in the consumer health industry from both a growth and profitability perspective. This balance across categories and geographic markets has also provided resilience across economic cycles, as exemplified during the COVID-19 pandemic, where increased demand for certain of our Self Care and Essential Health products balanced the reduced demand from lost usage occasions due to lockdowns and other factors affecting our Skin Health and Beauty segment. Furthermore, our portfolio, fueled by the power of our global brands and complemented by strong regional brands that are uniquely tailored to local preferences and trends, represents a well-balanced footprint between North America and other regions. While North America is our largest geographic region, approximately half of our net sales in 2021 were generated in other regions. The breadth and scale of our portfolio allows us to both dynamically capitalize on and respond to current trends impacting our categories and geographic markets, and provides us a strong platform to broaden and develop our portfolio in the future.

Consumer-focused innovation backed by science
Product innovation is deeply rooted in our DNA and strongly manifested in our culture. Since their inception, the goal of our brands has been to make a positive and enduring impact on the daily health of our consumers through advancements in science and technology. Several of our products also have a long history of life-enhancing, first-to-market innovations, such as our Band-Aid product which was first launched in 1921 and created the adhesive bandage category. In some situations, we have driven the innovation and clinical research compendium of entire categories. For example, over the last decade, we have generated more than 90% of all industry-sponsored research on baby skin development and baby skin care globally. In addition, we are a leader in mouthwash research, with Listerine having been studied and published in hundreds of peer-reviewed publications spanning back more than a century.
By leveraging leading R&D capabilities and a team of approximately 1,500 R&D professionals, we have a multi-disciplinary and differentiated approach to innovation. We leverage our extensive capabilities and consumer insights, derived through human empathy, to develop innovative new products and solutions that meet the specific needs of our consumers while enhancing their overall standard of care. Further, this approach is supported by rigorous scientific application based on our vast clinical research capabilities and long-standing relationships with healthcare professionals and academic institutions. Our robust R&D capabilities have enabled us to launch approximately 105 new product innovations each year since 2020. In addition, product innovations launched during the preceding three-year period have accounted for approximately $1.5 billion of our net sales each year since 2020.
Digital-first mindset
Over the last several years, our digital acceleration has transformed our ability to deliver better consumer health experiences. Today, we apply a digital-first mindset to all aspects of our operations, including R&D, supply chain, go-to-market and marketing, by prioritizing digital investments across our three segments. We have also significantly shifted our capital allocation priorities, and gradually increased our investment focus, into enhancing our digital capabilities. In 2021, 66% of our marketing spend was allocated to digital investments. These investments are improving data quality and access, fostering innovation, driving e-commerce success and enabling us to manage our supply chain more effectively while enhancing our marketing and commercial capabilities. By harnessing billions of consumer data points, we create a personalized approach to health, consistent with data use and privacy requirements. Through technology-enabled solutions driven by Artificial Intelligence and data analytics, we drive scientific discovery with strategically located labs around the globe. This is further supported by data-driven customer partnerships and advanced business-to-business-to-consumer capabilities that enable us to win with customers and improve the efficiency of our marketing spend.
Operational excellence and flexibility driven by global reach, scale and a purpose-built supply chain
With a global team of more than 20,000 employees, presence in more than 165 countries and 25 in-house manufacturing facilities, we are the world’s largest pure-play consumer health company by revenue. Although as a standalone company we will no longer benefit from Johnson & Johnson’s size and scale, we believe the scale and global footprint of our operations provides significant economies of scale, negotiating power with customers and suppliers and operational efficiencies across the globe.
Although the COVID-19 pandemic and the current volatility in the cost and availability of raw materials and other inputs for our products have tested our resilience, our supply chain has responded well overall. We continue to refine our network and enhance our product resiliency through reformulation, increased dual sourcing and inventory strategies. Within this context, reliability and resiliency remain our priority as we build a fit-for-purpose supply chain that ensures we deliver our products to our consumers and customers whenever and wherever they need them.
Our supply chain network is purpose-built to deploy resources across the globe where they are most needed. Our extensive distribution network and sales organization enable us to establish strategic partnerships with key suppliers and retailers across multiple markets and channels, where we further leverage our scale to drive flexible manufacturing capacity and supply chain optimization. We believe this approach builds and supports our resilience across economic cycles and allows us to prioritize or expand our geographic focus based on our strategic priorities.

Proven leadership team supported by a diverse employee base and agile philosophy
Our senior leadership team consists of seasoned professionals with deep industry expertise at the intersection of consumer goods and healthcare, with average experience of approximately 18 years. This leadership team has a significant track record of successfully delivering results, and has effectively transformed our business since taking the helm in 2019 by launching a strategic transformation that we believe positions us for success as a standalone public company. In addition, our senior leadership team is global and diverse, represented by 9 different nationalities and over 58% women. This robust group helps bring our employees together on a worldwide basis, with more than 75% of our workforce located outside of North America.
We have built a world-class and diverse team that truly reflects the consumers and customers we serve. Through an agile structure focused on the ability to respond quickly to changes in market and consumer dynamics, we increasingly operate our organization based on three main agility principles: (1) consumer and customer obsession, (2) small, cross-functional empowered and accountable teams and (3) servant and inclusive leadership. We believe that our blend of talent, experience, diversity and agile, inclusive culture is a key competitive strength that will support our continued growth.
Robust financial profile with increasing profitability
We have an attractive financial profile with momentum across all three segments, following a deliberate strategy adopted in 2019 aimed at expanding profitability and accelerating growth. The key elements of this strategy involved organizational re-design, portfolio repositioning and capability building. Since then, we have tailored our portfolio by reducing the number of SKUs by 15% while increasing media return on investment (“ROI”), defined as incremental retail sales divided by cost of media, at a CAGR of 13%. Since the beginning of 2016, we have also actively refined our portfolio by completing 10 acquisitions and 15 divestitures.
Net sales grew from $14.3 billion in 2019 to $15.1 billion in 2021, with significant acceleration in net sales growth from 1.0% in 2020 versus 2019 to 4.1% in 2021 versus 2020. Net income grew from $1.4 billion in 2019 to $2.0 billion in 2021, representing a CAGR of 19.0%. Adjusted net income and Adjusted EBITDA increased from $2.1 billion to $2.7 billion and from $3.1 billion to $3.8 billion from 2019 to 2021, respectively, representing a CAGR of 14.8% and 10.8%, respectively.
Our Growth Strategies
Our leading competitive positions across attractive consumer health categories and our strong global presence provide us with multiple avenues to drive continued long-term growth. We plan to deliver this growth by capturing additional category and brand penetration through growing brand relevance and salience, increasing product availability in existing and new channels and delivering a consistent cadence of innovation. In addition, we also intend to selectively expand into new product adjacencies and geographic markets, while also thoughtfully and prudently evaluating acquisitions to enhance our core portfolio and capabilities.
Grow brand relevance and salience
We believe there are significant opportunities to further increase our category and brand penetration by continuing to deepen our brand relevance and salience across our portfolio. This begins with our marketing expertise that is built upon a combination of human empathy, science that improves health outcomes and a digital-first approach to promoting the relevance and salience of our brands. Our digital-first approach to marketing generates unique consumer insights, which we leverage to continuously evolve our brand messaging. We believe this consumer-centric approach drives brand relevance and ultimately increases category and brand penetration.
Over the last several years, our consumer-centric marketing campaigns have received considerable consumer acclaim and increased our category and brand penetration throughout our portfolio. For example, our Neutrogena SkinU campaign, where we utilized TikTok to feature our consumer health scientists as the stars of the content, resulted in more than 300 million social media impressions and contributed to a 660% increase in Neutrogena’s social media followers from August to December 2021.

Based on our success to date, we believe there is a significant opportunity to further increase brand relevance and salience across our portfolio, such as in the mouthwash category with our Listerine brand, where household penetration is still relatively modest. We believe there are further opportunities to increase our penetration with our Tylenol brand among older generations, and with our Nicorette brand among people who are trying to quit smoking.
Increase product availability through our omnichannel strategy
Our omnichannel strategy starts with a deep understanding of how consumers are shopping in a rapidly evolving retail landscape, where we work closely with our retail partners, both online and offline, to ensure product availability at the right place, the right time and with the right value proposition, allowing us to drive category and brand growth. Our omnichannel approach is highly targeted to our most attractive core geographic markets, which we define as fast-growing markets where we are well positioned to win.
We have an opportunity to further expand product availability in our core geographic markets, such as North America and China, with our existing retail customers through leveraging our thought leadership in consumer health, scientific expertise and focus on joint value creation. As our traditional retail customers continue increasing their focus on consumer health, our portfolio is particularly well positioned to capture this incremental shelf space through our holistic approach to delivering consumer health solutions. Additional retail partnerships represent another opportunity to expand offline retail category penetration for our leading brands in our largest geographic markets. Examples of these partnerships include our sun care partnership with Walgreens and our data collaboration through the Walmart Luminate portal. We also have an opportunity to increase our presence in the fast-growing pharmacy channel globally, where we have a strong existing footprint to expand upon, particularly in EMEA, India and China. We also intend to expand our presence in online-to-offline services in APAC.
We also plan to continue accelerating our omnichannel strategy by driving our e-commerce sales, which represented 12% of our net sales in 2021 and grew at a CAGR of 44% from 2019 to 2021. We plan to further increase our e-commerce sales through additional product availability and innovation online, driving brand awareness through targeted advertisement placements and leveraging our go-to-market capabilities to continuously improve delivery times. The DTC channel, which enables greater direct consumer engagement, is another component of our omnichannel strategy. For example, Dr. Ci:Labo, our dermocosmetic skin care brand, sold 54% of sales in Japan direct to consumer in 2021.
Deliver a consistent cadence of innovation
We have a successful track record of driving innovation across our categories with a science-based approach centered around human empathy and leveraging our long-standing relationships with healthcare professionals and academic institutions. We expect that our future innovation pipeline will be increasingly related to connected health solutions, including digital diagnostics and therapeutics, enhancing product accessibility to all consumers, expanding usage occasions through scientific claims, driving novel scientific breakthroughs and premiumization.
One example of our connected health solutions leverages the Nicorette brand to create a nicotine replacement therapy ecosystem, which provides behavioral support to people who are trying to quit smoking through a mouth spray connected to a mobile app. This innovation provides people with the ability to set goals, track their progress against a personalized quit plan and review money saved from quitting smoking. We also believe there are opportunities to increase product accessibility, such as through our Tylenol Dissolve Packs, which increase the comfort and convenience of taking medication for our consumers.
We are increasing the usage occasions of our products through scientific support. For example, although rinse is not intended to replace brushing and flossing, a study sponsored by Johnson & Johnson Consumer Inc. on the comparative effects of various oral hygiene routines on the prevention and reduction of plaque, gingivitis and gingival bleeding demonstrated that oral hygiene regimens that include the use of Listerine result in greater reduction of plaque above the gumline relative to flossing, as measured by sustained plaque reduction after a dental cleaning, and also reduce gingivitis and gingival bleeding. The claims described in this prospectus relating to the efficacy of our products are not subject to approval by the FDA or comparable authorities in other jurisdictions.

Expand product portfolio into product adjacencies and extend geographic footprint
We plan to leverage our world-class R&D capabilities and cross-category insights to launch new products in adjacent categories in our core geographic markets where we see significant growth potential, and where we are best positioned to win. We believe our consumer and shopper insights indicate that our portfolio resonates in a broad set of new product categories based on identified incremental pockets of demand and consumption occasions. We can address this opportunity through new brand introductions or brand extensions across different or adjacent categories.
Given our global scale, including in the United States and China, we are well positioned to work with our retail partners to meet increasing consumer health demands and develop new product adjacencies for evolving consumer needs globally. In addition to prioritizing expansion in our existing markets where we have identified the most attractive opportunities, we also intend to invest in other sizable, growing and underpenetrated geographic markets throughout the world. For example, since 2018, we have launched the Aveeno brand in multiple new geographic markets, including Indonesia, Malaysia and the Philippines.
Continually evaluate acquisitions that enhance our core product portfolio and capabilities
We intend to supplement our capital expenditure and R&D investments with a disciplined and prudent approach to acquisitions and partnership opportunities that accelerate growth within our business. We believe that our global scale and exclusive focus on consumer health as a standalone company will allow us to evaluate a more targeted set of acquisition opportunities and make us a highly attractive strategic partner. We plan to strategically and actively monitor the market for value-enhancing opportunities, such as adding differentiated product offerings and capabilities, strengthening our competitive positioning, increasing our portfolio depth and growing our addressable markets. We have also demonstrated an ability to successfully integrate and scale acquired businesses to further build upon our market leadership across our product portfolio. We believe our strong balance sheet will allow us to thoughtfully pursue acquisitions while maintaining our disciplined approach to capital allocation.
Our Brands and Product Portfolio
We have a world-class portfolio of iconic, trusted brands that are leaders in their respective categories, and include some of the most recognizable household names across our industry. Our overall strategy focuses on operating our portfolio in a highly targeted manner, allowing us to focus on the most attractive categories and geographic markets. We organize our portfolio into three reported segments: Self Care, Skin Health and Beauty and Essential Health.

Each of our reported segments is focused on driving financial performance by leveraging specific category expertise and capabilities while also benefiting from our scale to collaborate across the organization, including in brand management and marketing, R&D and innovation, insights and analytics and digital commerce.
Self Care
The Self Care subcategories in which we have products comprise a $107 billion global market as of calendar year 2021, which grew at a CAGR of 3.4% from 2018 to 2021 according to Nicholas Hall, as described above under “—Our Industry.” While sales in our Self Care categories were accelerated by changes in consumer behavior during the COVID-19 pandemic, we outperformed growth rates in the self care market globally and across our four regions in 2021. This outperformance was driven by our strategic prioritization of key categories in attractive geographic markets where we have the greatest opportunity to drive growth.
Our Self Care portfolio is anchored on iconic brands that have been serving consumers for generations. We are focused on critical Self Care categories and prioritize the specific geographic markets with the strongest growth potential and where we are well positioned to win. In 2019, we established pain, allergy and smoking cessation as our highest priorities, and North America and APAC as our core geographic markets, as the United States was the country, and APAC the region, with the largest self care market by sales in 2021, each with significant opportunity in key need states. We also selectively prioritize other geographic markets and need states where we believe there is a large potential opportunity, such as in EMEA, where Nicorette is the leading brand in the large and growing smoking cessation category.
Our Self Care strategy is driving brand leadership throughout our portfolio. For example, Tylenol is the #1 pain care brand globally, Nicorette is the #1 smoking cessation brand globally, Zyrtec is the #1 allergy brand in the United States and our allergy brand portfolio is #1 in the category globally. We also have the #1 market share in China among multinational companies in the Self Care categories where we participate.
Our Self Care segment generated $5.6 billion in net sales and $1.8 billion in segment Adjusted Operating Income (a 32.0% segment Adjusted Operating Income margin) in 2021 and has grown net sales at an 8.2% CAGR from 2019 to 2021. Over this time, we have grown net sales by twice the Self Care category growth rate in North America. We were the fastest growing multinational company by revenue in the Self Care categories where we participated in both the United States and APAC from 2019 to 2021, with a CAGR of 9.1% and 8.8%, respectively.
We also have a strong foundation for future growth across our portfolio. We believe we are particularly well positioned to shape the future of our categories through delivering on connected health offerings, including digital diagnostics and telemedicine, expanding our personalized solutions and increasing our natural product offerings.
From this strong foundation, we have built a portfolio of iconic brands, supported by trends that help deliver overall platform growth. Some of our key brands include:
Tylenol is the #1 global Pain brand and the #2 global Self Care brand, with the #1 U.S. household penetration. Tylenol has been caring for families since 1955 when its first product, Children’s Elixir, was launched. Although the Tylenol story started with just one product, it has evolved to include a full suite of pain relief, cold and flu, sleep and pediatric products. Studies sponsored by Johnson & Johnson Consumer Inc. and by third parties have shown that these products help relieve, among other things, headache and muscle pain, arthritis pain, sinus and nasal congestion, fever and pain with sleeplessness. We are continuously looking for ways to expand Tylenol’s brand leadership, particularly through our digital and connected health offerings. For example, in 2022 we launched the Tylenol SmartCheck Digital Ear Scope, which empowers consumers to work with their healthcare providers to check for ear infections remotely, avoiding costly and time-consuming in-person visits.

Nicorette is the global leader in smoking cessation by market share and is the #1 recommended smoking cessation brand by both doctors and pharmacists according to surveys conducted by third parties of select doctors and pharmacists across EMEA from 2018 to 2022. We own the Nicorette brand and manufacture, market and distribute Nicorette products outside the United States, and we license the Nicorette brand to Haleon to market and distribute Nicorette products in the United States. We have pioneered Nicotine Replacement Therapy innovation and quitter support for over 40 years. Smoking remains a global health emergency, as a leading cause of preventable death. Our mission, built on human empathy, is to help the more than one billion smokers worldwide as of 2020 achieve total freedom from both tobacco and nicotine. Throughout our history, we have engaged with healthcare professionals to help save the lives and improve the health of millions of smokers. For example, in 2021 we launched Nicorette QuickMist SmartTrack, which is a fast craving-relief spray linked to a behavioral support app that seeks to help consumers in their quit journey.
Zyrtec is the #1 allergy brand in the United States and the #1 recommended allergy brand by both doctors and pediatricians. Allergies afflict a significant portion of the world’s population across many age groups and geographic markets. Climate change has already had a major impact on allergies, adding over 20 days to the allergy season between 1990 and 2018 in North America and increasing pollen concentration by over 21% over this period. This is expected to grow the allergy category in the United States over time. Our marketing model is built to meet the variability of the allergy season, and we leverage our precision marketing capabilities to target the most afflicted consumers throughout the year. We also use our data analytics capabilities to identify timing for seasonal allergies and respond by more effectively launching media during the critical times of the year for each geographic market, which enables consumers to more effectively manage their allergies. We have also developed a connected health solution called our AllergyCast App, which allows users to receive personalized allergy forecasts for pollen, weather and air quality which update based on the user’s location.
Other Selected Self Care Brands

Our Self Care portfolio includes additional brands that hold regional leadership positions in key markets. Some of these brands include: ORSL, the #1 doctor-prescribed ready-to-drink electrolyte and energy brand in India, which we acquired in 2014; Motrin, a leading pain relief brand with an established presence in the United States and the #1 Pediatric Pain Care brand in China; Zarbee’s, a fast-growing brand we acquired in 2018, which expanded our product offerings and geographic footprint of nature-inspired solutions; and Calpol, the #1 Pediatric Analgesics brand in the United Kingdom.
Skin Health and Beauty
The Skin Health and Beauty subcategories in which we have products comprise a $220 billion global market as of calendar year 2021, which grew at a CAGR of 3.6% from 2018 to 2021 according to Euromonitor, as described above under “—Our Industry.” This growth has been fueled by expandable consumption, premiumization and the acceleration of digital and e-commerce as consumers increasingly shift their health and beauty spending online.
Our leadership position in our Skin Health and Beauty segment is driven by our mission to deliver health in the service of beauty. Our portfolio of category-leading skin and hair care brands leverages our unique perspective as a leader in healthcare to provide differentiated, science-backed products recommended by healthcare professionals that deliver healthy-looking, beautiful skin and hair. Our portfolio is built from a scaled position of highly penetrated and high-share brands in North America led by two leading global brands, Neutrogena and Aveeno. Over the last several years, we have been purposefully augmenting our portfolio through acquisitions towards high growth and margin segments. For example, in the dermocosmetic skin care category, we acquired the Dr. Ci:Labo brand to increase scale and penetration in China, the country with the world’s largest dermocosmetic skin care market in 2021. In addition, our acquisition of the OGX brand enabled our entry into the premium hair care category, driving further opportunities for growth.
Today, our category leadership starts in North America where we hold a number of leadership positions in the categories and channels where we compete. Our Neutrogena brand is the #1 facial care brand in the United States, our Aveeno brand is the #1 body care brand in Canada, and our OGX brand is the #1 premium hair care brand in the United States. We also have a significant opportunity in APAC, where we leverage a mix of both our global brands, such as Neutrogena and Aveeno, and our local brands to penetrate a region that comprised 35% of global skin health and beauty sales in 2021. For example, Dr. Ci:Labo is the #1 dermocosmetic brand in Japan.
Our Skin Health and Beauty segment generated $4.5 billion in net sales and $1.3 billion in segment Adjusted operating income (a 27.8% segment Adjusted operating income margin) in 2021. Net sales have declined at a (0.7)% CAGR from 2019 to 2021, adversely impacted by lost usage occasions due to lockdowns during the COVID-19 pandemic.
From 2019 to 2021, our global Skin Health and Beauty e-commerce sales doubled and are growing nearly twice as fast as the overall category as of 2021, and we plan to continue accelerating our e-commerce growth. Innovation also continues to play a critical role in driving growth in our priority brands. We leverage our scientific expertise and consumer insights to deliver on unmet consumer needs in fast-growing need states from acne to aging to sensitive skin. We also intend to continue building and leveraging digital and data capabilities to deliver personalized consumer experiences, and we expect diversity, inclusion and sustainability to be essential to our continued success and relevance.
Our largest brands help anchor our portfolio and will support our overall segment growth. Some of our key brands include:
Neutrogena is the #1 facial care brand in the United States and the #3 facial care brand globally. Neutrogena is also the #2 brand in the United States among Hispanics and Millennials in the facial cleansing category and the #1 most reviewed brand in the skin care category on Amazon in 2021. The brand brings 60 years of expertise and dermatologist recommendations to address the specific needs of today’s consumers. Through the brand, we uniquely understand the connection between our consumers’ skin and their experiences and deliver science-based solutions that we believe help our consumers live life to the fullest. Neutrogena’s heritage comes from facial cleansing, which is the foundation of every skin care routine, and we continue to be highly relevant to young and diverse consumers. We expect that the brand will drive future growth in high-value, high-growth categories such as facial cleansing, facial moisture treatment, acne and sun care by building on our track record of successful new product innovation that delivers prestige-like experiences, efficacy and sustainability.
Aveeno is the #3 body care brand in the United States, the #1 body care brand in Canada and the #3 body care brand globally. Through the Aveeno brand, we are focused on addressing the rising incidence of skin sensitivity impacting more than 70% of consumers in the United States as of 2016 with solutions across different consumer price points. We are also focused on increasing sustainability in our Aveeno portfolio by creating body wash refill pouches which are expected to reduce plastic substantially as compared to our existing bottle packaging. Our

Aveeno brand is also leading efforts to advance skin health equity and beauty inclusivity through social programs, creative campaigns and relationships with dermatologists and healthcare experts.
We acquired OGX in 2016 to spearhead the premiumization of our hair care portfolio, and OGX is the #1 premium hair care brand in the United States. OGX provides salon-quality hair care in the convenience of consumers’ homes. Through OGX, we are highly attuned to our consumers’ needs and have built a collection of products that addresses all hair types, textures and goals. We are committed to building the most accessible and inclusive brand possible, and we are focused on ingredient transparency to deepen trust with our consumers. OGX has also accelerated our fast-cycle innovation capabilities, allowing us to rapidly capture opportunities, particularly with Millennial consumers. Through OGX, we are also focused on diverse hair care needs and unmet needs in scalp care which creates significant future innovation opportunities.
Other Selected Skin Health and Beauty Brands

Our Skin Health and Beauty portfolio also includes leading regional brands which all have leadership positions in their respective key markets: Le Petit Marseillais is the #1 body wash brand in France and has been voted the hygiene brand most committed to sustainability according to a survey conducted by a third party of French consumers in March 2022, and Lubriderm is the #2 body care brand in Latin America. Other brands include Dr. Ci:Labo, the #1 dermocosmetic brand in Japan, and Rogaine, the #1 hair growth brand in the United States excluding DTC brands.
Essential Health
The Essential Health subcategories in which we have products comprise a $38 billion global market as of calendar year 2021, which grew at a CAGR of 3.0% from 2018 to 2021 according to Euromonitor, as described above under “—Our Industry.” Through our Essential Health portfolio, we participate in a wide range of large and growing product categories, including Oral Care, Baby Care and Other Essential Health (including Women’s Health and Wound Care). Our Essential Health portfolio is well distributed across all regions with a presence in more than 100 geographic markets, bringing scale and balance to our portfolio.
Our Essential Health business has been raising the standard of essential care over the last 135 years. Our iconic brands are global leaders in consumer health and are widely recognized. Our products deliver beloved experiences and positive outcomes for consumers at every stage of life. In 2019, we positioned the Essential Health portfolio for continued success by driving growth and improvements in profitability. Our vision included accelerating our core business through brand renovations, driving additional scientific claims, and a focus on physical availability. We also increased our emphasis on precision marketing and e-commerce, co-creating with our retail customers and premiumizing our portfolio in core markets with high-efficacy solutions.
Today, we have the #1 global brand in the mouthwash category with Listerine, and the #1 and #2 global brands in the baby toiletries category with Johnson’s Baby and Aveeno Baby, respectively. We also have the #1 global adhesive bandage brand with Band-Aid. Our brand leadership is further reinforced by healthcare professionals, with four of our global brands receiving the most #1 professional recommendations in their respective categories.
Our Essential Health segment generated $4.9 billion in net sales and $1.0 billion in segment Adjusted operating income (a 20.2% segment Adjusted operating income margin) in 2021, and net sales have declined at a (0.3)% CAGR from 2019 to 2021. Since 2019, we have undertaken a rigorous approach to portfolio management and divested approximately $100 million of annual net sales, based on our 2019 net sales, and foregone an additional approximately $100 million of net sales from SKU rationalizations.
Our Essential Health portfolio seeks to accelerate growth going forward through innovation driven by product quality, differentiation and premiumization. In addition, we seek to expand our offerings and operations via strategic portfolio management, driving e-commerce and shaping the future of our categories through emphasizing transparency, inclusivity and scientific leadership.
Our largest brands help anchor our portfolio and will support our overall segment growth. Some of our key brands include:
Listerine is the #1 mouthwash brand globally, held the #1 brand equity position in certain key markets, including the United States, Canada, Brazil and Spain, in 2021 and is the #1 dentist recommended mouthwash brand in the United States. With the help of science, we enable consumers to take simple, yet impactful steps each day to improve their oral health so they can live healthier, more vibrant lives. Created in 1879, Listerine was originally used as an antiseptic in surgeries, establishing it as a powerhouse of germ killing. Known for its “feel it working” tingling sensation, Listerine is beloved by consumers in over 100 countries. Listerine is a well-researched mouthwash for improving oral health, having been studied and published in hundreds of peer-reviewed publications spanning back more than a century. The safety and efficacy of Listerine’s fixed combination of four essential oil formulation has been demonstrated in clinical trials sponsored by Johnson & Johnson Consumer Inc. and third parties. The importance of oral health was accelerated during the COVID-19 pandemic. We have built off this momentum with new support, based on a study sponsored by Johnson & Johnson Consumer Inc., demonstrating that, although not intended to replace brushing and flossing, Listerine is five times more effective than flossing for plaque reduction above the gumline, as measured by sustained plaque reduction after a dental cleaning. This finding has contributed to a significant increase in purchase intent according to a third-party study we commissioned. Listerine still has a significant household penetration opportunity, as the overall United States mouthwash category penetration rate was only 55% as of February 2021, while in APAC, category penetration was only 28% in Japan and 16% in China, each as of 2021. We believe our future growth will be driven by a continuing shift in consumer perspectives toward oral health as a core tenet of total body health, which we intend to capitalize on through brand marketing and expanding usage occasions globally.
Johnson’s is the #1 global baby toiletries brand, including the #1 baby toiletries brand used in U.S. hospitals for a baby’s first bath, and is currently used in approximately 150 countries around the world. From our deep understanding of a baby’s needs across all stages of development to our breakthrough science in baby skin care, we aspire to create a world where every baby can grow and thrive. Johnson’s is a cornerstone of our Essential Health portfolio, and, over the last decade, Johnson’s has generated more than 90% of all industry-sponsored research on baby skin development and baby skin care globally. Johnson’s provides safe and gentle formulas that have been shown in studies sponsored by Johnson & Johnson Consumer Inc. to improve hygiene, skin health and sensory experience. We are further leveraging our leadership to help raise the standard in baby toiletries with digital product transparency that provides parents and caretakers with the assurance of ingredient transparency and through triple safety testing with a pediatrician, dermatologist and ophthalmologist. Johnson’s is also focused on sustainability, with goals to increase the use of recyclable packaging for products. Moving forward, the Johnson’s brand will continue to be committed to delivering science-based solutions that nurture every baby’s developing skin and hair.
Band-Aid is the #1 adhesive bandage brand globally, the #1 most trusted brand in the United States across all categories and the #1 doctor recommended adhesive bandage brand in the United States. The Band-Aid brand has a mission to put the ability to heal in every hand by combining the power of science with the comfort of a loving touch. Since the first Band-Aid products were launched in 1921, Band-Aid has become a staple in many households, with over one billion bandages sold worldwide. Every piece of material and every ingredient in our Band-Aid adhesive bandages is chosen with safety as our top concern. Our brand is further supported by years of research, based on studies sponsored by Johnson & Johnson Consumer Inc., that demonstrates that a covered wound heals faster than an uncovered wound. We have led bandage innovation for over 100 years, most recently launching Ourtone, which reflects the diversity of the communities we serve and was designed to complement a variety of brown skin tones for more inclusive wound care. We also have significant opportunities to drive future growth through leveraging new and emerging technologies to deliver superior healing.
Stayfree is the leading brand in our global sanitary protection category portfolio and has the historical distinction of being the first beltless napkin. We have a global footprint and strong leadership outside North America (following our sale of this brand in North America), with leadership positions in Brazil, India and Argentina. Stayfree has driven innovation in the category by improving the comfort and absorbency of our products while also advancing our sustainability. We are also highly committed to breaking taboos around menstruation and supporting girls and young women. We are helping to combat stigma around menstruation and ensure access to necessary information and products. In India, we have launched the #ItsJustAPeriod campaign to encourage families to adopt a positive and open approach towards menstruation, help them understand that conversations are essential and provide an ice-breaker to freely initiate important period conversations with their daughters or sisters. We expect to grow the Stayfree brand going forward by introducing new features, health claims and sustainable packaging upgrades.
Other Selected Essential Health Brands

Our Essential Health portfolio also includes additional brands that hold regional leadership positions in key markets. Some of these brands include: o.b. tampons, the original applicator-free tampon and #1 tampon brand in Germany; Neosporin Antibiotic Ointment, the #1 antibiotic brand globally in the category; Desitin Diaper Rash, the #1 pediatrician recommended brand in the Diaper Rash category in the United States; and Carefree, the first-ever panty liner and #1 liners brand in Brazil.
Global Reach and Scale
We sell and distribute our broad product portfolio in more than 165 countries across our four regions. We operate through a flexible distribution network leveraging both direct sales forces and independent distributors with significant global reach and an omnichannel approach. Our global commercial footprint is comprised of over 20,000 employees covering 52 markets where we distribute our products directly, and which contributed over 90% of our net sales from 2019 to 2021. We have a strong position across our priority markets with 95% retail penetration in 2021, and we maintain a strong global presence in e-commerce, which accounted for 12% of our 2021 net sales and grew at a CAGR of 44% from 2019 to 2021.
Operating as a global organization with local level sales agility, we drive our go-to-market execution through each of our four regions.
North America
Our North America region comprises the United States, Canada and third-party distribution to Puerto Rico and the Caribbean. The region delivered net sales of $7.3 billion in 2021, representing 48% of our total net sales. The North America region is supported by approximately 5,400 employees.

The North America region is defined by a well-established consumer health market and retailer network. Key trends supporting further North America market growth include an aging consumer base with broader healthcare needs, combined with a new generation of consumers demanding greater authenticity, transparency, sustainability and purpose in their brand choices. In addition to a growing shift to e-commerce and omnichannel execution since the COVID-19 pandemic began, consumer mindsets have evolved from a passive approach to healthcare to a more proactive focus on prevention and healthy living.
Several of our brands hold leadership positions in their respective categories across our key markets in the North America region:
•Tylenol. #1 Pain Care brand in the United States and Canada
•Zyrtec. #1 Allergy brand in the United States
•Reactine. #1 Allergy brand in Canada
•Neutrogena. #1 Acne brand in the United States and Canada, #1 Facial Care (non-acne) brand in the United States and #1 Sun Care brand in the United States
•Listerine. #1 Mouthwash brand in the United States and Canada
•Johnson’s Baby. #1 Baby Toiletries brand in the United States and Canada
•Band-Aid. #1 Compromised Skin brand in the United States and #1 Adhesive Bandage brand in Canada
Our overall market position and portfolio leadership is elevated by our marketing effectiveness and our overall brand awareness. Several of our brands lead their respective categories in Kantar’s 2021 annual brand power index rankings (an industry metric used to predict the long-term sales of a product), including Neutrogena (#1 in three categories), Listerine, Tylenol and Johnson’s.
We are consistently evaluating ways to optimize and improve the consumer experience and have built significant omnichannel capabilities in North America. In the United States, we developed broad omnichannel distribution capabilities and we continue to take an end-to-end approach to accelerate our digital-first ambition which is reflected in our marketing and communication strategy. We have made significant shifts in our marketing investments to be more digitally driven, leveraging insights and data to deliver continuous optimization. As a result, our digital marketing spend in North America increased as a component of overall marketing spend from 49% in 2019 to 68% in 2021, delivering an 11% increase in media ROI.
In North America, we have a particularly strong presence in the mass and pharmacy channels. In addition, e-commerce, including online sales in our omnichannel platforms, has consistently been our fastest growing channel in the United States, and we are also growing our e-commerce platform in Canada.
Our customer and channel dedicated cross-functional teams incorporate the following divisions in the region: sales, category insights and development, data and analytics, shopper and retail media activation, supply chain and finance. This dedicated multifunctional team has enabled us to develop deep strategic partnerships and leverage integrated capabilities to support multi-year joint business plans with our largest customers. We have built a strong and integrated partnership with many of our customers to unlock our organizational capabilities and unleash our iconic brands in unique and differentiated ways to serve our consumers. Our approach has been recognized by our retail partners with several awards from our top customers including “Supplier of the Year” and “Vendor of the Year”.
Our top five customers in North America include mass retail customers such as Walmart, pharmacy channel customers such as Walgreens, and wholesale/club customers such as Costco.

Asia Pacific
Our Asia Pacific (“APAC”) region is a large, diverse and high-growth region, covering a total of 26 markets that together delivered net sales of $3.3 billion in 2021, representing 22% of our total net sales.
We currently operate through regional clusters: China, Japan, Southern Asia (including India, Indonesia and the Philippines), Metropolitan Asia (including South Korea, Malaysia, Singapore, Thailand, Vietnam, Hong Kong and Taiwan) and Pacific (including Australia and New Zealand). We currently serve 14 markets with direct distribution, with the remaining markets accessed through third-party distribution. The APAC region is supported by approximately 6,500 employees.
The APAC region is home to approximately 54% of the world’s population and approximately 36% of global gross domestic product as of 2021, according to the World Bank. It includes both well-established markets such as Japan, South Korea and Australia, as well as fast-growing markets such as China, India and Southeast Asia. The region is characterized by a rapidly emerging middle class which is fueling the demand for self care products and product premiumization, combined with increasing levels of e-commerce penetration in key markets, most notably China. We see significant potential to further develop our market penetration across the APAC region, particularly in China as part of its “Healthy China 2030” blueprint and as more consumers continue investing in their consumer health needs.
Several of our brands hold leadership positions in their respective categories across our key markets in the APAC region:
•Nicorette. #1 Smoking Cessation brand in Japan, Australia and South Korea
•Motrin. #1 Pediatric Pain Care brand in China
•Tylenol. #1 Pain Care brand in South Korea
•Codral. #1 Cold and Flu Care brand in Australia
•Rhinocort. #1 Allergy brand in China
•Daktarin. #1 Antifungal cream brand in China
•Dr. Ci:Labo. #1 Dermocosmetic brand in Japan
•Aveeno. #2 Baby Toiletries Brand in China and Hong Kong
•Listerine. #1 Mouthwash brand in China, India, Japan, Australia, South Korea, the Philippines, Indonesia, Malaysia and Thailand
•Johnson’s Baby. #1 Baby Toiletries brand in China, India, Australia, the Philippines, Malaysia and Thailand
•Band-Aid. #1 Adhesive Bandage brand in Japan and Australia
•Carefree. #1 Liners brand in Australia and New Zealand
We take a varied approach to our distribution strategy throughout the various markets within the region. Our strategy consists of direct sales to retailers, indirect sales through distributors or a combination of both methods depending on the channel dynamic of the given market and the scale of our operations. Relationships with healthcare professionals are an important component of our business model in the APAC region, where healthcare professional support, advice and consultation to patients is key across our categories. We have a direct hospital detailing team in China focused on delivering best-in-class pharmacist support through category and product education to optimize patient outcomes.

One area of particular focus with our retail customers is the online-to-offline services market. This enables a seamless digital purchase experience for consumers by combining physical pharmacy and mass retail locations for collection with a consolidated platform of courier teams for delivery. These services enable consumers to find product information and place orders online through online-to-offline platforms and collect or receive them at home or other desired locations, typically within 45 minutes. We established a dedicated online-to-offline team to develop strategic collaborations with leading online-to-offline platforms.
The APAC region leads the world in e-commerce penetration, comprising 63% of global retail e-commerce sales in 2020, according to eMarketer. As such, we have invested heavily behind digital capabilities in this region.
In China, we proactively leverage external partnerships and innovation, which enable access to increased data granularity to improve planning, supply chain efficiency and commercial execution capabilities. These partnerships have enhanced consumer targeting capabilities for education and engagement. We are also actively expanding into social commerce through popular social engagement platforms. Further, we have successfully harnessed insights from innovation programs by key customer partners to develop new products and marketing campaigns. Beyond China, we are delivering strong e-commerce performance in South Korea and India, and continuing to increase our scale in Southeast Asia, where partnerships with leading e-commerce and quick commerce platforms have enabled strategic data collaboration with key customers.
Our top five customers in APAC include e-commerce companies such as the Alibaba Group and traditional mass retailers such as Woolworths.
Europe, Middle East and Africa
Our Europe, Middle East and Africa (“EMEA”) region is large and diverse, comprising over 120 markets that together delivered net sales of $3.4 billion in 2021, representing 23% of our total net sales.
We operate through regional clusters: Northern Europe (including the United Kingdom), Central Europe (including Germany), Southern Europe (including Spain and France), Russia, and Africa, Middle East and Turkey (including South Africa and Saudi Arabia). We currently serve 25 markets with direct distribution, with the remaining markets accessed through third-party distribution. The EMEA region is supported by approximately 6,400 employees.
Given the significant diversity of these markets and its consumers, the EMEA region is a dynamic opportunity for product innovation and requires highly agile operations. Further, because of the heightened focus on environmental awareness across the region, we also can drive sustainability-focused innovations in the EMEA region.
Several of our brands hold leadership positions in their respective categories across our key markets in the EMEA region:
•Nicorette. #1 Smoking Cessation brand across EMEA, including the United Kingdom, Germany, Spain, Italy and South Africa
•Calpol. #1 Pediatric Analgesics brand in the United Kingdom
•Imodium. #1 Anti-diarrheal brand in the United Kingdom, Germany, Italy and South Africa and #2 in France
•Benylin. #1 Cough brand in the United Kingdom and #2 in South Africa and #2 Cold & Flu brand in South Africa
•Frenadol. #1 Cold & Flu brand in Spain
•Actifed. #2 Cold & Flu brand in France
•Fortasec. #1 Anti-diarrheal brand in Spain

•Aveeno. #1 Adult Body Moisturizers brand in the United Kingdom and #1 Medicated Shower brand in the United Kingdom
•Neutrogena. #1 Hand Moisturizers brand in the United Kingdom, Germany and Spain and #2 in France and Italy and #2 Adult Medicated Body Moisturizers brand in Spain
•Le Petit Marseillais. #1 Body Wash brand in France
•Listerine. #1 Mouthwash brand across EMEA, including the United Kingdom, Germany, France, Spain, Italy and South Africa
•Johnson’s Baby. #1 Baby Toiletries brand in the United Kingdom, Spain, Saudi Arabia and South Africa and #2 in Italy
•o.b. #1 Tampons brand in Germany and #2 in Italy
•Nett. #2 Tampons brand in France
•Penaten. #1 Baby Toiletries brand in Germany
•Carefree. #2 Liners brand in Germany and Italy
In the EMEA region, we have built world-class omnichannel capabilities, powered by our digital investments in e-commerce and data science, that serve over 23,000 customers. Our omnichannel capabilities are supported by strong partnerships with key customers, particularly in the pharmacy channel. We see significant opportunity to drive further demand through healthcare professional recommendation in the pharmacy channel.
In EMEA, excluding a few markets, the distribution of our Self Care products in 2021 was largely through the pharmacy channel. The pharmacy channel in EMEA is an approximately $13 billion market as of 2021, with considerable growth opportunities across both online and offline channels. We expect this channel to continue to grow, driven by an aging population, the rise of preventative care and the expectation that pharmacies will play a bigger role in national health services. In addition, the reputation, credibility and trust that our brands have earned among healthcare professionals is a strong competitive advantage for us in this region. In our Skin Health and Beauty and Essential Health segments, the mass channel continues to play a critical role in driving market penetration and relevance for our iconic brands.
As a result, the retail pharmacy channel is our largest channel, followed by the mass channel. In the retail pharmacy channel, we hold the #1 brand position across all the categories in which we participate, and the approximately 15% growth in our net sales in the retail pharmacy channel in 2021 outperformed retail pharmacy channel growth. We also generate sales from the e-commerce channel, which is our fastest growing channel. As a result of our focus on the e-commerce channel, we own four of the top 10 SKUs sold on Amazon across our categories in the United Kingdom as of 2021.
Our top five customers in EMEA include Boots, A.S. Watson and Tesco. We maintain strong, long-standing relationships with key retail customers by continuously deepening and cultivating these partnerships through category and shopper insights to co-create breakthrough consumer experiences and offerings. Through our long-term partnerships, we have achieved preferred supplier status with many customers, including Boots in the United Kingdom. We are focused on continuing to foster and build similar retail relationships to drive penetration across additional markets within the region.
Latin America
Our Latin America (“LATAM”) region covers a total of 18 markets that together delivered net sales of $1.1 billion in 2021, representing 7% of our total net sales.

The LATAM region consists of a large geographic area that comprises many distinct markets with specific local dynamics. We currently serve 11 markets with direct distribution, with the remaining markets accessed through third-party distribution. The LATAM region is supported by approximately 3,900 employees.
The diversity of this region has created ideal conditions to incubate and scale new solutions across the region and globally. From a large market such as Brazil, which is one of our top five largest markets globally, to smaller countries in Central America, the LATAM region offers unique opportunities to rapidly launch and test new products, business models and capabilities.
Several of our brands hold leadership positions in their respective categories across our key markets in the LATAM region:
•Motrin. #2 Pediatric Pain Care brand in Mexico
•Dramamine. #1 Motion Sickness brand in Mexico
•Lubriderm. #1 Body Cream brand in Colombia and #2 Body Lotion brand in Mexico
•Listerine. #1 Mouthwash brand in Brazil, Mexico and Colombia
•Johnson’s Baby. #1 Baby Shampoo brand in Brazil, Colombia and Argentina
•Carefree. #1 Liners brand in Brazil and Argentina
•Stayfree. #2 Sanitary Napkin brand (“Siempre Libre”) in Argentina
The LATAM region is dynamic and each of our segments leverage different channels to go-to-market. In Self Care, we experience competition from global brands and given the strong presence of generic OTC products in the market, the mass and pharmacy channels are highly prioritized. In Skin Health and Beauty and Essential Health, we compete with global and local brands often at more value price points. We therefore leverage our long-standing relationships with healthcare professionals to drive brand awareness and consumer trust, as well as maintain a continuous focus on developing strong online-to-offline capabilities. This has enabled our LATAM business to drive market penetration across key categories in the region.
The mass and club channels are our largest channels, followed by the pharmacy channel. In the LATAM region, we are also building our omnichannel capabilities and the e-commerce channel has grown significantly across the region. In 2021, our e-commerce channel within the region grew 28% versus 2020.
Our top five customers in LATAM include mass retailers such as Walmart with a strong presence in multiple markets, and regional pharmacy retailers such as Raia Drogasil in Brazil.
Brand Marketing
Our strategic and digital-first approach to marketing is centrally focused on the consumer. Consumer-centricity is the cornerstone of all we do and helps drive trust and connections with our powerful portfolio of iconic, beloved brands. Our marketing organization places the consumer at the center of all decisions related to our product delivery, services offering and the experiences we create. Our marketing footprint spans four regions, over 60 markets, and includes over 1,500 total employees that we believe help approximately 1.2 billion people live healthier lives every day. Our global presence allows us to tailor our marketing strategy and campaigns to the distinctive needs of our consumers throughout the world. It is our global scale and modern marketing capabilities that enable our deep human level connections with consumers—how they want, where they want and when they want.
We understand, by leveraging insights across our product offerings, that consumer behavior and expectations are constantly changing. Based on these consumer insights, we are continuously evolving our brand messaging to ensure that we drive relevance with consumers and healthcare professionals, and ultimately stimulate demand to drive growth. Our marketing expertise is built on a combination of human empathy, science that improves health outcomes and a digital-first approach to our content and media ecosystem.

We define human empathy, at the core, as listening to and understanding human nature. Our approach to human empathy is fueled by AI-driven technology that generates billions of consumer touchpoints and hundreds of insights every day. This social listening approach allows us to uncover unmet needs and deep human insights that can then be unlocked with data analytics, even before consumers are able to fully express their own unmet needs. In real-time, these insights are then leveraged across our R&D and marketing teams to inspire compelling future innovation and experiences.
Our consumer-first approach and rigorous clinical testing allows us to articulate science in ways that meet the needs of our consumers and healthcare professionals as we win their trust, endorsement and loyalty. From our live-streamed events to our virtual demonstrations, we engage with healthcare professionals to deliver powerful storytelling that ensures consumers can visualize and understand the benefits our products bring to their everyday lives.
We are a digital-first modern marketing company. Since 2019, we have significantly increased our share of digital spend from 44% of total media spend in 2019 to 66% in 2021. This shift towards digital media has allowed us to efficiently leverage data from first party, second party and expanded access to new partner sources, along with contextual targeting, to efficiently reach high-value audiences that drive scaled demand. High-value audiences help identify in-category consumers and channels for potential sources of volume, which drives seamless purchasing actions and builds strong consumer connections. We further expand those high-value audiences using lookalike data, which helps identify additional audiences with purchasing habits that are similar to our target consumer. Our combined digital-first precision capabilities maximize reach, performance and returns while reducing costs.
In addition, through this shift to digital-first personalization, we can continually evaluate the impact of our media investments and consumer communications through data science and analytics, which has significantly improved our media ROI from 2018 through 2021. We use performance indicators to evaluate and test hypotheses within our brand communications and to understand how each channel within the media plan is contributing to the overall marketing funnel. We then leverage in-house production capabilities and analytics resources to respond with agility, putting additional resources behind messages that are working in the right placements. We ultimately use media ROI to evaluate and invest in these next-best growth channels and opportunities.
Several examples of recent consumer-centric marketing campaigns that have received considerable consumer acclaim and driven positive results include:
•Tylenol Care Without Limits. As the leader in the pain category, we want all consumers to feel represented and their experience with managing pain to be understood. In 2021, Tylenol launched Care Without Limits, a campaign that marks our ownership of a unique and modern perspective on pain in a category that historically speaks to the idea that you can simply eliminate pain—which insights show is not the reality among most consumers. Care Without Limits reinforces our ongoing commitment to providing care for all types of pain and all types of people because care should not have any limits. To ensure our message was relevant and inspiring, the campaign was intentionally inclusive and co-created with consumers representative of all the people we serve. The 360-support plan elevated our brand purpose, celebrated acts of care in our society and strengthened connections with our diverse consumers through a digital-first approach. The full campaign reached 373 million social media impressions and contributed to our #1 brand power, which was up 1.6% as compared to 2020, and a 26% improvement in media ROI in 2021 as compared to 2020.
•Nicorette “Do Something Incredible” Campaign (United Kingdom). To give fresh hope to consumers looking to quit smoking who had become discouraged from multiple failed quit attempts, we launched hyper-targeted personalized messaging that reached consumers in critical life moments known to motivate the choice to quit. Our “Do Something Incredible” campaign included moments such as pregnancy or a new relationship, where our campaign specifically encouraged consumers to try again to quit for good. With Nicorette, these targeted consumers were 2.5 times more likely to quit for life, based on a 2012 randomized, double-blind study authored by five individuals, including two who were affiliated with us. This campaign was amplified through an Amazon co-created event called the “Nicorette Pledge” which gave consumers access to a personalized quit plan and contributed to a 20% growth in new-to-brand

Amazon consumers in April 2021 as compared to November 2020. Overall, our “Do Something Incredible” campaign contributed to a 74% improvement in media ROI in 2020 as compared to 2019 and a 3% market share gain in Nicorette in 2020 as compared to 2019.
•Neutrogena USA SkinU. To meet young consumers’ emerging need for personalized skin care education, Neutrogena launched the SkinU campaign in 2021. SkinU marked the Neutrogena brand’s expansion into TikTok, a platform which has emerged as one of the most frequently used social platforms for skin care influencers and experts, and a critical destination to connect with Generation Z consumers. SkinU provided credible, science-backed and relatable skin care knowledge and tips, featuring our consumer health scientists as the stars of the content. The SkinU campaign resulted in more than 300 million social media impressions and contributed to a 660% increase in Neutrogena’s social media followers from August to December 2021.
•Neutrogena China Retinol Advanced Repair. As a thought leader in the pre-aging category, we believe that the COVID-19 pandemic fueled consumer demand for health and science-based solutions to address early aging—a key consumer concern in China. In 2021, as part of our campaign to launch the premium Neutrogena Retinol Advanced Repair line, we launched the Neutrogena Pre-Aging Institute. The institute was launched to promote scientific research into pre-aging, further credentialing our offerings with dermatologists, skin experts and consumers. Beyond the consumer facing launch, research on the Neutrogena Advanced Repair regimen was presented to healthcare professionals and representatives from more than 60 beauty and cosmetics companies at the Personal Care and Homecare Ingredients (PCHi) Technology Summit in Shanghai.
•Listerine Total Care Campaign (Japan). Consistent use of face masks throughout the COVID-19 pandemic drove heightened consumer awareness of one’s own bad breath. Our social listening engine discovered a particularly high volume of related conversations on this insight among consumers in Japan. This insight led to a targeted campaign to educate consumers about the connection between bad breath and mouth germs, presenting the opportunity for us to position the Listerine brand as the solution. The campaign featured an animated face mask character revealing the hidden truth that “The bad breath behind your mask is caused by the germs multiplying in your mouth” and explained how Listerine could solve the problem. This distinct character and message were utilized across media and retail channels in Japan, contributing to an increase in Listerine sales in Japan in 2020, which contributed to 3% market share growth in the mouthwash category over that same time period.
•Stayfree #ItsJustAPeriod Daughters Day 2021 Campaign (India). In an effort to continue to raise visibility and champion the normalizing of periods for millions of girls around the world, the Stayfree brand launched the “It’s Just a Period” campaign for Daughter’s Day 2021, to encourage fathers to actively discuss periods with their daughters. This campaign marked a bold and insightful departure from conventional communications around periods. For a country where even mothers are often not prepared to have an open conversation, encouraging fathers to initiate this conversation attracted significant attention. Supported by the campaign, our Stayfree brand in India increased net sales by 11% in 2021 and brand recommendations by 9%, as compared to 2020 and 2019, respectively. In addition, in 2021, greater than 25% of the participants in a workshop we hosted regarding menstrual health and hygiene awareness were male, which more than doubled as compared to the male audience for our 2020 workshop.
Product Development and Innovation
Our R&D organization, where we combine deep, multi-disciplinary scientific expertise and engagement with healthcare professionals, places human empathy at the heart of our product development process. We leverage our extensive capabilities and consumer insights to drive innovative new products and solutions that meet the specific needs of our consumers while enhancing their overall standard of care.
We have a passionate, global team of approximately 1,500 scientists, doctors, pharmacists and engineers with expertise across a range of core disciplines, including formulation science, regulatory affairs, quality, medical affairs, medical safety, clinical operations, microbiology and packaging. Our team has extensive scientific and technical expertise, with over 700 members who hold advanced degrees across more than 90 different disciplines.
Our R&D organization operates a global footprint of innovation hubs located close to consumers in key geographic markets.
Our Capabilities
Our global R&D teams coordinate across the product development lifecycle in partnership with consumers and our long-standing relationships with healthcare professionals and academic institutions to co-create a continuous pipeline of meaningful innovation. This effort is evidenced by the approximately 5,770 issued patents globally that we owned as of January 1, 2023, approximately 17,000 registrations, licenses or notifications to regulatory agencies for products as of January 1, 2023, over 900 industry awards since 2015 and over 700 manuscripts and other published scientific reports over the last decade.
We have built extensive capabilities, through our translational science and consumer insights teams, to understand our consumers’ and healthcare professionals’ key needs and current challenges, ensuring that our products are centered around human empathy. Across our end-to-end organization, we have continuous touchpoints with our consumers and healthcare professionals, conducting around 950 studies each year since 2018, and utilizing a suite of digital tools, including our social listening platform, to ensure we hear from our consumers regardless of where they are located. Our insights, design, marketing and research teams then leverage these consumer insights to identify key unmet needs and potential product opportunities.
Once we have identified a potential new product opportunity, we leverage our multi-disciplinary team to create meaningful, science-based solutions. Our biologists, chemists, medical and clinical experts work with our product design teams to identify the right technologies using the latest scientific understanding and to transform our insights into safe, reliable and efficacious products. We also engage our external partners, including healthcare professionals, academic institutions and vendors, to inform our product design.
Our formulation scientists, raw material experts and engineers then design and prototype our new product ideas. Flavor and fragrance expertise, as well as consumer research, also provide input into our product development process, ensuring that our products delight and meet the needs of our consumers. Our regulatory specialists then identify the appropriate go-to-market strategy given current regulatory requirements. Our quality, microbiology, analytical, medical safety and clinical experts seek to ensure that our products are high-quality, safe and effective through rigorous evaluation and testing. We also use data and digital tools to supplement our product design, from formulation creation and research to harnessing the data we create, allowing for better insights in the future.
Once products are launched, our raw materials experts, sourcing teams and chemists work to support our products in market by providing continuous care and lifecycle management. Our safety and consumer insight teams continuously monitor consumer feedback to identify opportunities for product improvements to optimize the consumer experience, which creates a feedback loop within our R&D cycle.
The end-to-end product development process is co-owned by our commercial, marketing, R&D and supply chain teams, which allows us to develop and tailor new products for our key markets with local adaptations as required. This cross-functional approach allows us to maximize our speed of implementation from product concept to launch.
Select Innovations
Designing products that are accessible to all consumers
•Launched Neutrogena Invisible Daily Defense for more inclusive skin care. We believe that it is important that our products reflect the diversity of the communities we serve. Daily Defense is a sunscreen that supports protection from skin cancer for people of all skin tones. According to a third-party study that we commissioned of a select group of product users, most respondents reported seeing no white residue from the product, an area of concern when using sun protection for those with darker complexions. This product offering was launched in 2021.
•Launched consumer appropriate OTC formats to enable easier medication intake and dosing. Taking medication in a traditional pill format is not easy for everyone. We leveraged our drug chemistry knowledge and product development expertise to create Tylenol Dissolve Packs, a unique pill-alternative format that does not require water to ingest. This product dissolves in seconds and is available in a unique unit dose package so that consumers are confident they are getting the right dose. Also, in 2022, we launched Zyrtec Chewables for both children and adults, which is another example of our increasing the comfort and convenience of taking medication for all our consumers.
Increasing the usage occasions of our products through scientific claims
•Elevated the role of mouthwash in the standard of oral care. The standard of care today for preventing cavities and gum disease is flossing plus brushing. However, not all consumers floss regularly or can floss due to dexterity challenges. Although rinse is not intended to replace brushing and flossing, a study sponsored by Johnson & Johnson Consumer Inc. on the comparative effects of various oral hygiene routines on the prevention and reduction of plaque, gingivitis and gingival bleeding demonstrated that oral hygiene regimens that include the use of Listerine result in greater reduction of plaque above the gumline relative to flossing, as measured by sustained plaque reduction after a dental cleaning, and also reduce gingivitis and gingival bleeding. These findings further highlighted the importance of mouthwash to improving oral health.
Achieving novel scientific breakthroughs
•Invented the anti-aging ingredient Acetyl Dipeptide, a novel peptide designed to be suitable for sensitive skin while addressing multiple anti-aging markers. Consumers are looking for clinically proven solutions for anti-aging; however, many of the existing topical anti-aging treatments, while effective, can be irritating on sensitive skin types. Using our molecular chemistry and biology expertise, we discovered a novel Acetyl Dipeptide, which has been shown in studies sponsored by Johnson & Johnson Consumer Inc. to have anti-aging properties for consumers of all skin types, including those with sensitive skin. Acetyl Dipeptide was initially launched in 2021 under the Exuviance and Neutrogena brands with plans for further launches in additional products.
•Developed Aveeno Restorative Skin Therapy to help improve dry skin and itching for adult cancer patients experiencing skin-related side effects of cancer treatments. Skin care is a major concern for cancer patients, many of whom suffer from skin-related side effects from their cancer treatment. Our scientists partnered with oncology and other experts to conduct pioneering research to determine how certain oncology therapies negatively affect the skin barrier, identify suitable chemical formulas for a regimen of products and clinically evaluate this regimen to reduce dry skin and itch in adults undergoing systemic oncology treatments. The Aveeno Restorative Skin Therapy line includes the following products: Restorative Skin Therapy Oat Repairing Cream, Restorative Skin Therapy Itch Relief Balm and Restorative Skin Therapy Sulfate-Free Body Wash. These products were originally launched in the fourth quarter of 2020.
Supply Chain and Manufacturing
Our supply chain is a core element of our strategy that allows us to grow our business and expand margins. Reliability and resiliency remain our priority throughout our fit-for-purpose supply chain, ensuring that we can deliver our products to our customers and consumers whenever and wherever they need them. We have established an end-to-end algorithm to drive gross profit which has delivered meaningful improvements to gross margins. The external forces of recent years have tested our operational model and have shown our supply chain strength and resilience as we continue to focus on delivering an optimized cost and margin structure.
We have a fit-for-purpose global network that shipped more than five billion units of products and served approximately 63,000 customers worldwide in 2021. Leveraging a team of more than 10,000 direct employees, we operate through 25 in-house manufacturing facilities, seven manufacturing facilities that will be under transition manufacturing arrangements with Johnson & Johnson following the Separation, over 230 external manufacturing facilities, 114 distribution centers and 38 customer service centers located around the world. In addition to our 25 in-house manufacturing facilities, we are currently working to close down an additional manufacturing facility that we have historically operated, and we expect to complete this process in 2023.
Since 2019, we have taken significant steps to meet consumer demand and mitigate supply chain constraints. While tremendous progress has been made, we will continue to focus on resiliency and reliability. We have redesigned our manufacturing and distribution network, optimizing both in-house and external manufacturing and distribution footprints, to improve lead time and reliability across the globe. We selectively invested in specific technologies and expanded our capacity in different geographic markets with the intent to increase competitiveness by improving cost, speed, compliance and customer service. We have delivered significant savings through end-to-end optimization since our strategic transformation began in 2019, while building flexible capacity and modernizing our supply chain to enhance the way we serve our customers.
Manufacturing Footprint
Our global and balanced manufacturing footprint provides us with the flexibility and agility to benefit from economies of scale and global supply chain agreements, while also allowing us to meet specific regional consumer demands and cater to local preferences.
Our in-house manufacturing footprint delivered approximately 60% of our production volume in 2021. The remaining production volume was supplied by an extensive network of over 230 external manufacturing facilities operated by trusted third-party suppliers. We believe this combination provides us with significant operational flexibility while optimizing capital allocation, further contributing to our end-to-end optimization efforts and ability to respond to demand variability. We seek to optimize our global manufacturing footprint and technology platform through strategic capacity planning and, in some cases, we will optimize new products and technologies at external manufacturers until scale justifies internal manufacturing investments. We may also retain certain differentiating technologies internally for our competitive advantage.
In-House Manufacturing Footprint
Some of our key manufacturing facilities include:
•Lititz, Pennsylvania – United States. The strategic focus of our Lititz facility is to produce Skin Health and Beauty and Essential Health products, including Listerine, Lubriderm, Aveeno, Neosporin, Desitin and Johnson’s Baby products.

•Shanghai – China. The strategic focus of our Shanghai facility is to produce Self Care products, including Tylenol products, and Essential Health products, including Listerine and Band-Aid products.
•Bangkok – Thailand. The strategic focus of our Bangkok facility is to produce Skin Health and Beauty and Essential Health products, including Carefree, Neutrogena, Johnson’s and Listerine products. We received the World Economic Forum (“WEF”) Lighthouse designation in 2022 for the significant sustainability work completed in this facility.
•Helsingborg – Sweden. The strategic focus of our Helsingborg facility is to produce Self Care products, including Nicorette and Rhinocort products. This facility has been recognized and certified as being carbon neutral by Climate Impact Partners. We received the WEF Lighthouse designation in 2021 for the significant sustainability work completed in this facility.
•Pomezia – Italy. The strategic focus of our Pomezia facility is to produce Essential Health products, including Listerine, Johnson’s Baby, Carefree and Johnson’s cotton buds products.
•Val-de-Reuil – France. The strategic focus of our Val-de-Reuil facility is to produce Self Care and Skin Health and Beauty products, including Johnson’s, Penaten and Neutrogena products.
•São José dos Campos – Brazil. The strategic focus of our São José dos Campos facility is to produce Skin Health and Beauty and Essential Health products, including Neutrogena, Listerine, Johnson’s, o.b., Stayfree and Band-Aid products.
•Cali – Colombia. The strategic focus of our Cali facility is to produce Skin Health and Beauty and Essential Health products, including Lubriderm, Listerine, Johnson’s, Neutrogena, Carefree and Stayfree products.
•Fort Washington, Pennsylvania – United States. The strategic focus of our Fort Washington facility is to produce Self Care products, including Tylenol, Motrin, Zyrtec and Benadryl.
Warehousing and Distribution Capabilities
Since 2019, we have initiated a distribution network redesign to respond to increasingly complex consumer and customer demand. Specifically, we have adapted our capabilities to manage the surge of e-commerce volume and mitigate constraints faced by our distribution network. Our current network includes 114 distribution centers and 38 customer service centers across all of our regions. The majority of our distribution centers are operated in partnership with expert third-party operators in order to leverage their scale, expertise and technology platforms. For example, we currently operate our U.S. distribution centers using the information technology systems of a well-established distribution partner, which is expected to increase our flexibility to further evolve and optimize our network footprint. In all cases, whether in-house or external, our distribution centers must comply with our rigorous quality compliance standards and are subject to our audit process.
Quality Control and Compliance
With a rigorous approach to product safety and quality control, we have developed a strong culture of quality across our end-to-end organization enhanced by rigorous compliance procedures. We have invested in our quality systems and data analytics platform to further drive proactive quality management and improve the effectiveness of our quality control system.
Suppliers are key partners in our commitment to quality and therefore are expected to provide services and goods that consistently meet our quality standards. In order to ensure compliance with our high quality standards, we conduct regular quality audits of our supplier base and their facilities.
Our supply chain is also subject to external audits by national regulatory bodies, including the U.S. Food and Drug Administration, which conduct multiple regulatory inspections every year. Since 2020, over 99% of our inspections across our supply chain network have resulted in no critical observations for remediation.

Agile and Resilient Operations
Since launching our product offering optimization strategy, we have eliminated approximately 55% of all small external manufacturers and discontinued unprofitable SKUs. This resulted in a streamlined operation and efficient supply chain. We also maintain the following product formulation, raw material sourcing and packaging strategies as well:
•Product formulation. We partnered with our R&D team to improve our product value and cost through ingredient simplification and have identified a number of preferred ingredients that we are scaling up to harmonize specifications.
•Raw material sourcing. We continue to diversify our raw material sourcing to ensure all critical materials are multi-sourced where possible and practicable.
•Packaging. Our procurement team is partnering with the marketing team to deliver commonality on components with minimal virgin plastic. We are also focused on driving global retail harmonization by considering regional shelf height constraints, shelf impression and shelf change minimization.
As part of our strategic plan, we are identifying and implementing additional opportunities to responsibly source within a region or country. Risk considerations and business continuity planning feed into our award and allocation decisions. The objective is to have two or more active sources of supply for all critical materials or to build appropriate safety stock. We are also actively working on harmonizing specifications to build more scale, which enables robust multi-sourcing. As part of a comprehensive resiliency effort, we have also identified packaging items and materials that have the highest risk of supply disruption, including exposure to constrained feedstocks. Mitigation plans for the identified risks include product redesign (to eliminate high-risk components), qualification of alternative sources and strategic inventory build.
Investments in Technology and Digital Capabilities
We have accelerated our digital transformation and are focused on modernizing our supply chain operations while better connecting with and serving customers. In 2021, approximately 64% of our available capital spend for supply chain investments was allocated to digitizing our supply chain. Digitalization plays a key role in enabling our networks and is at the core of our analytics engine and digital ecosystem to deliver key insights. We also created innovative demand-sensing capabilities that unlocked a deep understanding of the variables that influence our demand. This allowed us to better match inventory deployment and production plans to fluctuating market demands. Some of our key initiatives included:
•Inventory optimization. Leveraged data science and an advanced inventory management tool to optimize inventory while improving profitability and free cash flow.
•Container loading optimization. Launched an intelligent container-loading algorithm that generated improvements in shipping container utilization and a reduction in carbon dioxide emissions in pilot markets.
•Quality control improvements. Matured our proactive quality management capabilities.
Competition
The consumer health and personal care sectors are large and dynamic, with a significant number of competitors that vary from well-established consumer packaged goods (“CPG”) companies with well-known legacy businesses globally to emerging niche-oriented brands.
Given the breadth of our portfolio and global footprint, we compete with a broad set of competitors that include: (1) consumer healthcare businesses that are either independent or part of larger pharmaceutical groups; (2) global CPG companies that operate in similar or adjacent categories; (3) regional companies that operate in our categories within the markets in which we compete; (4) generic OTC manufacturers and private-label brands together with their customers in both traditional retail and online; and (5) emerging niche-oriented brands in our categories with distribution either through traditional retail or online and DTC channels. Across our three core segments, we experience significant degrees of competition. Our key competitors for each segment globally include:
•Self Care. Bayer’s Consumer Health division, Haleon, Procter & Gamble, Reckitt Benckiser Group, Sanofi’s Consumer Healthcare division and private-label brands
•Skin Health and Beauty. Beiersdorf, L’Oréal, Procter & Gamble, Unilever and private-label brands
•Essential Health. Colgate-Palmolive, Kimberly Clark, Procter & Gamble, Unilever and private-label brands
See “Risk Factors” for additional information on our competitive risks.
Environmental, Social and Governance
Our ESG management approach is designed to effectively govern and manage risks while also enabling us to identify opportunities that accelerate our business strategy and drive business value for all our stakeholders. In 2020, we formalized our ESG strategy into a holistic set of priorities—our Healthy Lives Mission. Through this mission, we declared a public commitment to invest $800 million by 2030 intended to position our brands as healthy choices for both people and the planet. Our Healthy Lives Mission directs organizational energy and strategic investments into several critical ESG priority areas:
1.Sustainable packaging and end-to-end product transparency, beginning with ingredients;
2.Carbon footprint reduction across our operations and value chain;
3.Social impact programs which support communities and improve health equity and public health outcomes; and
4.Diversity, equity and inclusion.
Our Healthy Lives Mission is core to our business strategy and woven into the goals and objectives of each of our teams, across regions, categories and functions. In 2020, we prioritized our Healthy Lives Mission across eight leadership brands where we identified potentially large opportunities: Aveeno, Neutrogena, Le Petit Marseillais, Nicorette, Johnson’s, Listerine, OGX and our Women’s Health portfolio including Stayfree, Carefree and o.b. The scale and global nature of these brands allow us to drive the largest impact while applying the learnings across all our brands and regions over time.
Environmental
Our commitment to a healthy planet is rooted in Johnson & Johnson’s 20-plus year commitment to setting and achieving public-facing environmental and carbon-reduction goals. For example, since launching our Healthy Lives Mission in 2020, we have made significant progress toward our sustainable packaging and ingredient transparency commitments and have contributed to the Johnson & Johnson Health for Humanity 2025 climate and carbon goals:
•Improve sustainability of product packaging. Since 2021, several of our brands pioneered the use of packaging materials and formats to advance our sustainability impact and emphasize circularity, including:
◦Listerine. Launched new recyclable mouthwash bottles made with up to 50% recycled plastic, with an aspiration to reach 100% by 2030;
◦Johnson’s Baby. Removed more than 10 million impossible-to-recycle pumps from selected lotion and wash products in the United States and LATAM;
◦Le Petit Marseillais. Launched waterless, biodegradable solid cleaners for hair, body and face that are free of plastic packaging; and
◦Neutrogena. Launched our first plant-based, home-compostable cleansing wipe that biodegrades aerobically in approximately 35 days in a home compost.

•Reduce health impact of climate change. With evidence emerging about the increasing effects of climate change on allergies, the Zyrtec brand is acting and driving climate-based social impact. The Zyrtec brand partnered with the nonprofit American Forests to create the Zyrtec Releaf Project, a tree-planting initiative. This initiative is expected to add trees across communities in Phoenix, Arizona, Detroit, Michigan and Washington, D.C. to help more neighborhoods gain access to the health and environmental benefits provided by trees. Zyrtec also engaged consumers through a social call to action, increasing the amount of our donation to American Forests based on consumer engagement levels on Instagram. The Zyrtec Releaf Project was integrated into the Good Morning America show on the first day of spring in the United States to further drive awareness, and this initiative has been amplified with celebrity, healthcare professional and influencer voices, resulting in more than 890 million media impressions to date.
•Reduce carbon footprint and impact of climate change across our operations and value chain. We are committed to climate action to protect the health of our planet and support the resilience of our business. We received the WEF Lighthouse designation in 2022 and 2021 for our manufacturing sites in Bangkok, Thailand and Helsingborg, Sweden, respectively. These sites were recognized for advancing efficiency, sustainability and workforce engagement through innovation. As a standalone company, we are currently in the process of establishing our own targets to reduce our carbon footprint across our operations and value chain, building on our track record of contributing towards the Johnson & Johnson Health for Humanity 2025 goals.
We are working in partnership with industry peers, non-governmental organizations and suppliers to exchange expertise and co-create sustainable innovation across our products and operations. For example, we are active members of the EcoBeautyScore Consortium, an industry-led collaboration developing a global environmental impact scoring system for cosmetic and personal care products. We are also a signatory to the Ellen MacArthur Foundation’s New Plastics Economy Global Commitment, where we have declared a commitment to reduce our plastics packaging footprint across a variety of measurable factors. In addition, we are members of multiple coalitions with the Consumer Goods Forum, including the Plastic Waste Coalition of Action (PWCoA), Collaboration for Healthier Lives and Product Data Coalition.
Social
We are making significant progress across our social impact programs to further advance our Healthy Lives Mission:
•Reduce the incidence of preventable skin cancers. We produced an award-winning documentary in 2021 to elevate awareness and understanding of skin cancer for all skin types and colors. Our Neutrogena brand created a “Neutrogena Studios” division and partnered with Executive Producer Kerry Washington to produce an inspiring, unbranded documentary that shares the skin health journeys of seven families facing extraordinary circumstances as they uncover the long-term effects of living in the sun. As of January 2023, the documentary has been viewed more than 14 million times. Select viewer feedback collected by a third-party study that we commissioned reported that 85% of those viewers surveyed were more likely to conduct a skin self-exam after watching the film, and approximately 89% of those viewers surveyed were more likely to wear sunscreen consistently and encourage others to do the same. Neutrogena is also engaging in a first-of-its-kind retailer collaboration to leverage the documentary and featured dermatologist, Dr. Shirley Chi. The collaboration trains Walgreens beauty advisors in the United States on skin cancer prevention and how to counsel consumers on appropriate sun protection factor (“SPF”) protection.
•Eradicate smoking. We established a public-private partnership through our Nicorette brand with the World Health Organization’s Access Initiative for Quitting Tobacco to help approximately 10,000 smokers in Jordan and the Philippines quit smoking through front-line education and support. This partnership was established during the peak of the COVID-19 pandemic, recognizing the increased risk to smokers and lack of access to nicotine replacement therapies in some countries with higher smoking rates. This partnership also included a donation in 2020 of more than $1.5 million worth of Nicorette patches.

•Enhance inclusivity. In 2021, we launched Ourtone Band-Aid, which we offer in three brown shades to provide more inclusive bandage options for communities of color. In the process of launching Ourtone, we partnered with leading social organizations including the National Black Nurses Association and the Foundation of the National Student Nurses’ Association. Together with these partners, we are providing African American nursing student candidates with financial support and scholarships as they pursue a future in healthcare. We are committed to supporting external and internal initiatives that eradicate racial and social injustice as a public health threat by helping to eliminate health inequities for people of color.
•Educate new parents on superior baby care. Through our Johnson’s Baby brand, we have partnered with nurses, midwives’ associations and local hospitals to deliver the best for baby care in the Philippines, Brazil and Colombia. Our Baby’s First Bath Program aims to educate parents on proper care for their newborn’s skin. In 2021, the program collectively reached nearly 800,000 births across these three markets, which was approximately 17% of the estimated 4.5 million total births. This partnership also supports our leadership with hospitals and healthcare professionals.
•Enhance product transparency. Today, consumers increasingly desire to better understand product ingredients and materials, the research behind formulations and claims, manufacturing processes and the related potential overall impact to our planet. That is why we are leading with transparency—creating proactive digital communications to share product information, spanning ingredients, science, sustainability and social impact, with our consumers in real time. We piloted these efforts to enhance product transparency with the Johnson’s brand in 2021 and combined it with social media content, which led to meaningful improvements in brand sentiment across behavioral metrics and attributes. We have since added the Aveeno, Le Petit Marseillais, Neutrogena, Listerine, Zarbee’s and OGX brands to this initiative, with three more brands anticipated to be added in early 2023.
We are dedicated to empowering our employees through our Healthy Lives Mission and we are highly committed to diversity, equity and inclusion. Our senior leadership team is global, diverse and multi-generational, represented by 9 different nationalities and over 58% women. We believe that a culture of diversity, equity and inclusion fosters an environment in which we fully leverage the strengths of our people to exceed consumer and customer expectations, create long-term value and meet our growth objectives. By investing in diversity, equity and inclusion, we believe we can better understand the needs of our diverse consumer and customer base and innovate in more creative ways. We have expanded diversity in support of the Johnson & Johnson Health for Humanity 2025 Diversity, Equity & Inclusion Goals, which aim to achieve 50% of women in management positions globally, 35% ethnic/racial diversity in management positions in the United States and 50% growth of our Black and African American employees in management positions in the United States over a five-year period. As a standalone company, we intend to set ambitious goals to continue building a diverse and engaged workforce and management team.
Governance
We believe robust corporate governance is essential to long-term value creation for all stakeholders. Our governance structure, policies and processes are designed to serve the needs of our business, our shareholders and other stakeholders, and to promote a culture of accountability across our company.
We believe that fostering a compliant, ethical, accountable and transparent culture and practice requires the full engagement of the Board and management. We expect that ESG matters will be regular topics on the agenda of the Board. In addition, the Nominating, Governance & Sustainability Committee will help to oversee matters of corporate governance, including by reviewing our overall governance practices on an annual basis to ensure that our corporate governance practices continue to meet our high standards.
Prior to the completion of this offering, the Board will adopt Principles of Corporate Governance to assist it in guiding our governance practices. In addition, among other policies, the Board will adopt a Code of Business Conduct designed to provide employees with guidance on our compliance policies and a Code of Business Conduct & Ethics that will set forth additional guidelines applicable to the Board members and our executive officers. For additional information, see “Management.”

Intellectual Property
We rely on a combination of intellectual property rights, including our trademarks, trade secrets, patents and copyrights, as well as rights to third-party intellectual property pursuant to licenses and other contracts, to establish, maintain, protect and enforce the intellectual property and other proprietary information used in our business. Establishing, maintaining, protecting and enforcing our intellectual property and other proprietary rights in the United States and around the world is important to our success, and we consider these rights, in the aggregate, to be material to our business.
To facilitate the Separation and enable our operations to continue with minimal interruption following the Separation, Johnson & Johnson will grant to us licenses to use certain intellectual property rights retained by Johnson & Johnson that we used in the conduct of our business prior to the Separation, including the “Johnson & Johnson” name and signature and other legacy Johnson & Johnson branding, for a limited duration following the Separation, even if Johnson & Johnson ceases to own a controlling equity interest in our company. These licenses provide for terms of varying duration, which vary based on our particular use of a licensed intellectual property right. For example, the license to use legacy Johnson & Johnson branding on internal or external product packaging and labels will terminate within five years from the completion of this offering, subject to extension for an additional three years if, at such termination date, we continue to make use of such legacy Johnson & Johnson branding despite commercially reasonable efforts to terminate use. In addition, we will grant to Johnson & Johnson licenses to use certain intellectual property rights owned by us following the Separation. For additional information about these licenses, see “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation.”
We seek to establish, maintain, protect and enforce our intellectual property and other proprietary rights by all appropriate means, but the steps we have taken, and will take in the future, may prove inadequate. Third parties could infringe, misappropriate or otherwise violate our intellectual property and other proprietary rights. In addition, despite our internal processes for intellectual property clearance, we could be found to have infringed, misappropriated or otherwise violated the intellectual property or other proprietary rights of third parties. Under either circumstance, our business, results of operations or financial condition could be adversely affected. For additional information about these and other risks associated with our use of intellectual property and proprietary information in our business, see “Risk Factors.”
Trademarks
Our brands are critical to our success, and trademark protection is an important part of establishing and maintaining brand recognition for our products in the United States and around the world. The vast majority of our net sales are derived from products bearing proprietary trademarks and trade names. These trademarks and trade names convey that the products we sell are “brand name” products. We seek to obtain protection for these trademarks and trade names by all appropriate means, and we consider them, in the aggregate, to be material to our business.
As of January 1, 2023, in the United States, we owned approximately 975 registered trademarks and approximately 230 pending trademark applications. As of January 1, 2023, in other countries, including in EMEA, APAC, Latin America and other areas of North America, we owned approximately 43,000 registered trademarks and approximately 4,400 pending trademark applications. Trademarks registered in the United States remain in force for 10 years and may be renewed every 10 years after issuance so long as the mark is still being used in commerce. Trademarks registered in other countries generally have varying terms and renewal policies. Filing a trademark application does not guarantee that the trademark application will proceed to registration. Our trademarks could be challenged, invalidated, declared generic, infringed or otherwise violated. Opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive these proceedings.
Patents
We actively file and maintain a portfolio of patents in the United States and around the world and seek to obtain and enforce patent protection by all appropriate means. Many of our products use well-known, established APIs whose original patents have expired, and our owned and in-licensed patents rarely, if ever, solely cover a new API by itself. Instead, our patent portfolio focuses on certain features of our products, including methods of use, formulations, manufacturing processes, delivery devices, dosage forms, packaging and designs. As a result, our products are often protected by multiple patents covering a variety of distinct features of the product. This diminishes our reliance on any individual patent for a product’s commercial success because the inability to obtain patent protection for one feature of the product can often be offset by patent protection of a different feature or by other types of intellectual property protection. Consequently, while we consider these patents, and the protection thereof, to be important, we do not consider any single patent to be material to any material product or product family, and we do not expect the expiration of any single patent to have a material impact on any material product or product family.
As of January 1, 2023, in the United States, we owned approximately 640 issued patents and approximately 200 pending non-provisional patent applications. As of January 1, 2023, in other countries, including in EMEA, APAC, Latin America and other areas of North America, we owned approximately 5,130 issued patents and approximately 1,960 pending patent applications.
The term of individual patents depends upon the country in which the patent is obtained. In the United States, the patent term is generally 20 years from the date the earliest non-provisional patent application to which the patent claims priority is filed, and, in many other countries, the patent term is also generally 20 years from the filing date of the patent application. Our issued patents have various expiration dates ranging from 2023 to 2047, exclusive of any potential patent term adjustments or patent term extensions.
We cannot predict whether the patent applications we pursue or in-license will issue as patents in any particular jurisdiction or whether the claims of any owned or in-licensed issued patents will provide any protection from competitors. Even if our owned or in-licensed pending patent applications are granted as issued patents, those patents, as well as any other issued patents we may own or license from third parties now or in the future, may be challenged, circumvented or invalidated by third parties. Consequently, we may not successfully obtain or maintain adequate patent protection for our products, product uses, product formulations, manufacturing processes, delivery devices, dosage forms, packaging or designs. Particularly because many of our products use well-known, established APIs whose original patents have expired, even with respect to aspects of our products (or ingredients in our products) that may be covered by patents, there may be numerous similar yet non-infringing products or ingredients in the marketplace.
Other Proprietary Rights
For certain of our products, product uses, product formulations, manufacturing processes, delivery devices, dosage forms, packaging and designs, we rely on trade secrets, know-how and other proprietary information, which we seek to protect, in part, through IT Systems and by confidentiality and nondisclosure agreements with our employees, vendors, consultants and other commercial partners. We also seek to enter into agreements whereby our employees, vendors, consultants and other commercial partners assign to us the rights in any intellectual property they develop in the course of their engagement with us. However, these agreements may not effectively prevent disclosure or misappropriation of our trade secrets, know-how or other proprietary information, and disputes may still arise with respect to the ownership of the intellectual property and proprietary information used in our business. In addition, third parties may independently develop substantially equivalent proprietary information or improperly gain access to or disclose our trade secrets.
Government Regulations
We are subject to extensive government regulations in the United States and around the world. U.S. federal authorities, including the Food and Drug Administration (“FDA”), the Federal Trade Commission (“FTC”), the Consumer Product Safety Commission (“CPSC”), the Occupational Safety and Health Administration (“OSHA”), the Environmental Protection Agency (“EPA”) and the Drug Enforcement Administration (“DEA”), regulate various aspects of our business, along with parallel authorities at the state and local levels and comparable authorities in other jurisdictions. Government regulations in the United States and around the world apply to many areas of our business, including most aspects of our products. It is our policy and practice to comply with all government regulations applicable to our business. The process of obtaining regulatory approvals and complying with applicable federal, state and local regulations in the United States and around the world is complex, time-consuming and costly and may impact our business strategies. In addition, the global regulatory landscape is subject to rapid and unexpected changes, including as a result of the Russia-Ukraine War, the COVID-19 pandemic and Brexit, and there has been a general trend toward increasingly stringent regulation and enforcement around the world in recent years. For additional information about risks associated with government regulations, see “Risk Factors—Risks Related to Government Regulation and Legal Proceedings.”
New or more stringent laws or regulations, more restrictive interpretations of existing laws or regulations or increased enforcement actions by governmental and regulatory agencies around the world could increase our ongoing costs of compliance, alter the environment in which we do business or otherwise adversely affect our business, results of operations or financial condition. If we fail to comply with any new or existing laws or regulations, we may be required to pay damages, cease advertising or promotional activities, alter our products or marketing materials, cease selling certain products and possibly face fines or sanctions. Furthermore, as we continue to expand our global operations, we may be required to comply with market-specific laws and regulations, including by obtaining approvals, licenses or certifications from a particular country’s regulators. Failure to obtain these approvals, licenses or certifications or comply with these laws or regulations could impede our growth prospects and otherwise adversely affect our business, results of operations or financial condition.
We have products in a number of different regulatory classifications, and these classifications and their application to our products may vary from market to market. Accordingly, certain of our products are subject to varying levels of regulation in different geographic markets. The following description discusses the material effects of the regulatory landscape applicable to our business, with particular focus on the United States, the European Union and China, which are the key geographic markets for our business from a regulatory perspective and markets that we believe are representative of the material differences in the regulation of our business across the various geographic markets in which we operate.
Quality and Safety
The FDA and comparable authorities in other jurisdictions regulate the facilities and operational procedures that we use to manufacture our products. We are required to register our facilities with these authorities. Products are required to be manufactured in our facilities in accordance with current Good Manufacturing Practices (“cGMP”) or similar manufacturing standards in each country in which we manufacture products. Compliance with these regulations and with our own quality standards, which may exceed applicable government regulations, requires substantial expenditures of time, money and effort across many areas of our business, including with respect to training of personnel, recordkeeping, production, quality control and quality assurance. The FDA and comparable authorities in other jurisdictions periodically inspect our manufacturing facilities for compliance with cGMP or similar manufacturing standards in the applicable country. Regulatory approval to manufacture many of our products is granted on a site-specific basis. Failure to comply with cGMP or similar manufacturing standards at one of our or our third-party partners’ facilities could result in adverse regulatory action, which could disrupt the manufacture or supply of some of our products. Disruptions to our manufacturing or supplier operations could adversely affect our business, results of operations or financial condition. See “Risk Factors—Risks Related to Our Operations—Disruptions to our manufacturing or supplier operations could adversely affect our business, results of operations or financial condition.”
In addition, many of our products are subject to regulation by the CPSC under the Poison Prevention Packaging Act (“PPPA”), the Consumer Product Safety Act, the Federal Hazardous Substances Act and other laws enforced by the CPSC. These statutes and related regulations establish safety standards and bans for consumer products. For example, some of our products are subject to regulation under the PPPA, which aims to protect children from serious personal injury or serious illness that may result from handling, using or ingesting certain household items. Such items can only be legally marketed if they are dispensed in child-resistant packaging or labeled for use in households where there are no children. The CPSC monitors compliance of consumer products under its jurisdiction through market surveillance and has the authority to conduct product safety inspections of establishments where consumer products are manufactured, held or transported. The CPSC can require the recall of noncompliant products or products containing a defect that creates a substantial risk of injury to the public, and the CPSC may seek penalties for regulatory noncompliance under certain circumstances. CPSC regulations also require manufacturers of consumer products to report to the CPSC certain types of information regarding products that fail to comply with applicable regulations, contain a defect that could create a substantial product hazard or create an unreasonable risk of serious injury or death. Certain state laws also address the safety of consumer products and may mandate reporting or labeling requirements. Noncompliance with these laws may result in penalties or other regulatory action and related reputational harm.
Drug Products
In order to market and sell a new drug product in the United States, a manufacturer must (1) file a New Drug Application (“NDA”) that shows the quality, safety and effectiveness of the new drug, (2) file an Abbreviated New Drug Application that demonstrates the equivalence of a generic product to another company’s branded drug product or (3) comply with the FDA’s monograph system. Most of our OTC products marketed in the United States, including Aveeno Restorative Skin Therapy Itch Relief Balm, Neutrogena Invisible Daily Defense, Tylenol Dissolve Packs, certain of our Listerine mouthwash products and certain products intended to treat acne or be used as sunscreen, including skin care products with SPF, are regulated pursuant to the FDA’s monograph system. The monographs establish the conditions, such as active ingredients, uses (indications), doses, labeling and testing, under which an OTC drug is generally recognized as safe and effective and can be marketed without an NDA and FDA premarket approval. Products marketed under the OTC monograph system are required to conform to specific quality, formula and labeling requirements. OTC monograph products that do not comply with these standards can be deemed unapproved new drugs and can be required to be withdrawn from the market. The Over-the-Counter Monograph Safety, Innovation, and Reform Act, enacted in March 2020, is expected to introduce significant reform to the OTC monograph system, including by replacing the FDA’s existing rulemaking process with an administrative order process for issuing, revising and amending OTC monographs. In addition, certain of our OTC products, including Zyrtec Chewables, Zyrtec-D and certain Imodium and Motrin products, are approved by the FDA through the NDA process rather than through the monograph system.
In addition, the DEA regulates certain of our OTC products containing pseudoephedrine, such as Sudafed and Zyrtec-D, pursuant to the Combat Methamphetamine Epidemic Act (“CMEA”). Among other requirements, the CMEA sets daily and 30-day sales limits for pseudoephedrine products purchased by consumers. We are also subject to similar regulations at the state level. For example, California requires any manufacturer, wholesaler, retailer or other entity in California that sells, transfers or otherwise furnishes certain “precursor substances,” including pseudoephedrine, to have a permit issued by the California Department of Justice, Bureau of Narcotic Enforcement. This permit may be denied, revoked or suspended for a variety of reasons. Our OTC products containing pseudoephedrine are also subject to heightened regulatory regimes in other jurisdictions around the world.
In the European Union, our OTC products, including certain Nicorette products that are not marketed by us in the United States, are subject to extensive pre- and post-marketing regulation by regulatory authorities at both the European Union and E.U. Member State level. There are several administrative mechanisms to request regulatory approval of OTC products, including (1) the standalone national procedure for authorization in a single E.U. Member State, (2) the mutual recognition procedure, which is used when a product is already authorized in at least one E.U. Member State and approval is sought in at least one other E.U. Member State, and (3) the decentralized procedure, which is used when a product has not yet been authorized in the European Union and authorization is sought simultaneously in several E.U. Member States.
In China, our OTC products, including certain Rhinocort products that are not marketed by us in the United States, are regulated by the National Medical Products Administration (“NMPA”), which is the primary authority for the safety and registration of medicines, medical devices and cosmetics. The key elements of any regulatory application in China are quality, safety and efficacy and, until recently, there had been one process for the registration of all medicines in China, irrespective of prescription or OTC status. However, the Drug Registration Regulation, implemented in China in 2020, now provides an alternate process for OTC products, which maintains the principles of quality, safety and efficacy.

Cosmetics
A number of our products marketed in the United States, including many of our products in our Skin Health and Beauty segment, are considered cosmetics regulated by the FDA through the Federal Food, Drug, and Cosmetic Act and the Fair Packaging and Labeling Act. Our cosmetic products include Aveeno Restorative Skin Therapy Oat Repairing Cream, Aveeno Restorative Skin Therapy Sulfate-Free Body Wash, Johnson’s Baby Powder and certain of our Listerine mouthwash products.
Cosmetics are not subject to premarket approval by the FDA, but certain ingredients, such as color additives, are required to be preauthorized, and the FDA seeks to ensure cosmetic products are not adulterated or misbranded. If the safety of a product or its ingredients has not been adequately substantiated, an appropriate warning label is required to be included on the product. Other warnings may also be mandated pursuant to FDA regulations. The FDA monitors compliance of cosmetic products with applicable regulations through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that products do not contain false or misleading labeling, are not adulterated and are not manufactured under unsanitary conditions. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event that the FDA determines that one of our products fails to comply with FDA regulations, we may be required, or we may independently decide, to conduct a recall or market withdrawal of that product or to correct the failure by making changes to that product, including its manufacturing, formulation or label. In addition, the Modernization of Cosmetics Regulation Act, enacted in December 2022, is expected to expand the FDA’s regulatory authority over cosmetic products, including by providing the FDA with new mandatory recall authority over cosmetics and by requiring the registration of cosmetic manufacturing facilities, the reporting of certain adverse events, the issuance of cGMP requirements and the establishment of safety substantiation requirements.
In addition, certain of our cosmetic products, including those containing low-viscosity hydrocarbons such as baby oil, are regulated by the CPSC under the PPPA. See “—Quality and Safety.”
Medical Devices
Medical devices are subject to regulation in the various jurisdictions in which we operate. Although there is variation among jurisdictions in how our products are classified, medical devices are broadly defined as products which a manufacturer intends to be used to treat, cure, prevent, mitigate or diagnose disease. Medical devices generally achieve their purpose by physical modes of action; the principal intended action may not be pharmacological, immunological or metabolic.
Certain of our products marketed in the United States, such as our Band-Aid Brand Adhesive Bandages (including Ourtone Adhesive Bandages), Listerine Sensitivity Defense Mouthrinse and Tylenol SmartCheck Digital Ear Scope, are medical devices regulated by the FDA through a system that, unless exempt, requires us to receive premarket clearance for commercial distribution known as a 510(k) clearance. To obtain 510(k) clearance, a device is required to be determined to be substantially equivalent in intended use and in safety and efficacy to a benchmark device, or “predicate,” that is already legally in commercial distribution. Any modification to a 510(k) cleared device that could significantly affect its safety or efficacy or that would constitute a change in its intended use generally requires a new 510(k) clearance. If we determine that a new 510(k) clearance is not required but the FDA subsequently disagrees, the FDA may retroactively require us to obtain a new 510(k) clearance and may require us to cease marketing, or conduct a recall, of the modified device until the new 510(k) clearance is obtained. In recent years, we have also introduced certain connected health offerings as non-medical device apps, including the Zyrtec AllergyCast app and the Neutrogena Skin360 app. These products are neither intended to treat, cure, prevent, mitigate or diagnose disease nor intended to affect the structure of a person’s body. We have accordingly determined that these products are not medical devices, but if the FDA subsequently disagrees, per its issued guidance, the FDA would not impose regulatory oversight because a failure of the device to function as intended would not pose a risk to patient safety.
In the European Union, manufacturers may self-certify compliance of certain medical devices by submitting notifications to the competent authority, with files open to inspection by a competent authority. In May 2021, the Medical Device Regulation (Regulation (EU) 2017/745) (“MDR”) came into effect in the European Union. The

MDR is more comprehensive than the prior regime as it greatly increases the rigor and robustness of the regulations governing medical device products. All medical devices are expected to meet the MDR requirements, and there is no “grandfathering” of products. In addition, all approved products and their manufacturers are subject to re-review on periodic cycles of up to every four years. In recent years, we have also introduced certain connected health offerings as non-medical device apps, including certain products that are not offered by us in the United States. These products include the Nicorette QuickMist SmartTrack, which is deemed a wellness app and, as such, is not regulated as a medical device by the health authorities in the countries in which it is offered. Any determination that medical device clearance is required for a product that we currently offer as a non-medical device may cause us to cease marketing, or conduct a recall, of the modified product until such clearance is obtained.
In China, locally manufactured medical devices gain market authorization through municipal authorities, while medical devices that are not manufactured in China are reviewed by the NMPA and must be accompanied by appropriate documentation showing that the device has been approved in its country of origin.
Dietary Supplements
Some of our products under the Zarbee’s brand and the Lactaid brand that are marketed in the United States are considered dietary supplement products and are governed by the Dietary Supplement Health and Education Act of 1994, which defines and regulates dietary supplements. Dietary ingredients that were not marketed in the United States before October 15, 1994 are required to be the subject of a new dietary ingredient notification submitted to the FDA at least 75 days before the initial marketing, unless the ingredient has been present in the food supply as an article used for food without being chemically altered. The FDA may determine that the notification does not provide an adequate basis to conclude that a new ingredient is reasonably expected to be safe, which could effectively prevent the marketing of the ingredient. Furthermore, a company that uses a statement of nutritional support in the labeling for a product is required to possess information substantiating that the statement is truthful and not misleading. If the FDA determines that a particular statement of nutritional support is an unacceptable drug claim or an unauthorized version of a health claim, or if the FDA determines that a particular claim is not adequately supported by existing scientific evidence or is otherwise false or misleading, the claim cannot be used and any product bearing the claim on its labeling could be subject to regulatory action.
A comparable regulatory regime operates in the European Union, where dietary supplements are regulated as food products pursuant to the Food Supplements Directive 2002/46/EC. In addition, many E.U. Member States have implemented notification procedures that require reporting prior to or immediately after the commencement of sales of a dietary supplement.
Labeling and Product Claims
We are subject to various laws on labeling and product claims, including with respect to the characteristics, quality, safety, performance and benefits of our products. We typically are required to have a reasonable basis to support any factual marketing claims, and what constitutes a reasonable basis for substantiation can vary widely from market to market and from product to product. For example, while cosmetic labeling does not require FDA premarket approval, the FDA regulates cosmetic labeling claims and monitors, and takes action against, claims that are not truthful, are misleading or make medicinal claims. The FDA is also responsible for taking action against any misbranded dietary supplement product after it reaches the market. In addition, while our labeling and advertising claims for our monograph products, such as certain Benadryl, Tylenol and Neutrogena products, and advertising claims for NDA products are not subject to approval by the FDA, labeling claims for our NDA products, such as certain Zyrtec, Imodium and Motrin products, are approved by the FDA. In certain circumstances, we may also be subject to additional regulations depending on the nature of the labeling and product claims. For example, the U.S. Department of Agriculture enforces federal standards for organic production and use of the term “organic” on product labeling.
The FTC regulates the use of endorsements and testimonials in advertising as well as relationships between us, on the one hand, and advertisers and influencers, on the other hand, pursuant to principles described in the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising (the “Endorsement Guides”). The Endorsement Guides provide that an endorsement should reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. The Endorsement Guides also stipulate that, if there is a connection between an endorser and the marketer that consumers would not expect and this connection would affect how consumers evaluate the endorsement, then that connection should be disclosed. Another principle in the Endorsement Guides applies to advertisements that feature endorsements from people who have achieved exceptional, or even above average, results from using a product. If the advertiser does not have proof that the endorser’s experience represents what people will generally achieve using the product as described in the advertisement, then an advertisement featuring that endorser should make clear to the audience what results they can generally expect to achieve and the advertiser should have a reasonable basis for its representations regarding those generally expected results. Although the Endorsement Guides are advisory in nature and do not operate directly with the force of law, they provide guidance about what the FTC staff generally believes the Federal Trade Commission Act (“FTC Act”) requires in the context of using endorsements and testimonials in advertising. Any practices inconsistent with the Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices. If our advertising claims or claims made by our social media influencers or by other endorsers with whom we have a material connection do not comply with the Endorsement Guides or any requirements of the FTC Act or similar state requirements, then the FTC and state authorities could subject us to investigations and enforcement actions, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials or require us to accept burdensome injunctions, any of which could adversely affect our business, results of operations or financial condition.
Furthermore, the National Advertising Division (“NAD”) of the Better Business Bureau administers a self-regulatory program of the advertising industry to ensure truth and accuracy in national advertising. NAD monitors national advertising and entertains inquiries and challenges from competitors and consumers. We may also be subject to various state consumer protection laws, including California’s Proposition 65, which requires a specific warning on any product that contains a substance listed by California as having been found to cause cancer or birth defects, unless the level of such substance in the product is below a safe harbor level.
In the European Union, advertising of products is subject both to general consumer advertising requirements pursuant to the Unfair Commercial Practices Directive (Directive 2005/29/EC), which imposes a general prohibition on misleading and aggressive advertising, as well as more specific regulations in respect of various product classifications. For example, pursuant to Directive 2001/83/EC, advertisements of our OTC products must, among other requirements, (1) be set out in such a way that it is clear that the message is an advertisement and that the product is clearly identified as a medicinal product, (2) not refer to claims of recovery in improper, alarming or misleading terms and (3) not suggest that the effects of taking the medicine are guaranteed, are unaccompanied by adverse reactions or are better than, or equivalent to, those of another treatment or medicinal product. The European Union has also established a legal framework for cosmetic labeling claims based on the Cosmetics Products Regulation (Regulation (EC) No 1223/2009). So-called “responsible persons” must ensure that a cosmetic product made available on the market is safe for human health when used under normal or reasonably foreseeable conditions, taking into account presentation, labeling, instructions for use and disposal and any other indication or information provided by the responsible person.
In China, advertisements of OTC products must, among other requirements, include an “OTC” marking and must not contain difficult or confusing medical or pharmaceutical terms that could mislead the public about a product’s efficacy or safety.
Pricing
Our activities are subject to a variety of price control laws and regulations in some of the markets in which we operate. The range and extent of these price control mechanisms vary by market. In addition, price control laws or regulations may become more stringent during times of uncertain or unfavorable economic or market conditions, such as during times of economic slowdown, recession or inflation.
In certain markets the pricing for certain of our products may be subject to prior approval, including in jurisdictions where our products are subject to government reimbursement, whereas in other markets we may be able to fix our own prices for our products subject to certain degrees of monitoring and control by the applicable governmental authority. For example, in China, the government regulates the prices of our OTC products sold in the hospital channel through a combination of provincial bidding programs, a centralized tendering program, a national reimbursement program and strengthened regulation of medical and pricing practices, as applicable. In general, our OTC products are subject to provincial bidding programs that regulate the prices at which public hospitals can purchase our OTC products. In recent years, the Chinese government has also initiated various centralized volume-based tendering programs at both the national and provincial levels. These programs require companies to submit bids for in-scope medicines, with the winning bidders gaining a guaranteed sale volume of the total market for those medicines for one to three years. Our OTC products are also regulated outside the hospital channel in certain cities and provinces in China, where our prices may be linked to the tendering process within the hospital channel. These price control mechanisms, and mechanisms in other markets, may restrict the amount we are able to charge for our products, which may reduce our profits and otherwise adversely affect our business, results of operations or financial condition.
Environment, Health and Safety
The EPA and parallel state and local authorities in the United States, as well as comparable authorities around the world, enforce a broad range of environmental laws and regulations in the jurisdictions in which we manufacture and sell our products or otherwise operate our business. These include requirements governing product content and labeling, the handling, manufacture, transportation, storage, use and disposal of chemicals and other hazardous materials and wastes, the discharge and emission of pollutants and the cleanup of contamination in the environment. We could incur substantial costs, including civil or criminal fines or penalties, enforcement actions and other third-party claims and cleanup costs as a result of our failure to comply with, or liabilities under, environmental, health and safety laws and regulations or permits required thereunder. Under certain environmental laws and regulations, we may be subject to liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or the relevant conduct was legal at the time it occurred. We are addressing contamination from historical operations that has been identified at certain of our current or former properties and are involved in a number of proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and other comparable state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation. The ultimate cost at such sites is difficult to accurately predict and we may incur significant additional costs as a result of the discovery of contamination or the imposition of additional obligations at these or other sites in the future. See “Risk Factors—Risks Related to Government Regulation and Legal Proceedings—We are subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect our business, results of operations or financial condition” and Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus.
We also are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting and labeling of our products and their raw materials. In the European Union, the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Since the promulgation of REACH, other countries have enacted or are in the process of implementing similar comprehensive chemical regulations.
Our operations are also subject to regulation under the federal Occupational Safety and Health Act and parallel state and local occupational health and safety standards, as well as occupational health and safety standards applicable to our operations in other jurisdictions. These standards establish certain employer responsibilities, including requirements to maintain a workplace free of recognized hazards likely to cause serious injury or death, certain medical and hygiene standards, licensing and permitting obligations and various recordkeeping, disclosure and procedural requirements. Our facilities and operations may be subject to periodic inspections by OSHA representatives and comparable authorities in other jurisdictions. Failure to comply with applicable occupational health and safety standards, even if no work-related serious injury or death occurs, could result in civil or criminal enforcement and substantial penalties, significant capital expenditures or suspension or limitation of our operations.

Privacy and Data Protection
We are subject to increasingly complex and changing privacy and data protection laws and regulations in the United States and around the world that impose broad compliance obligations on the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information. Failure to comply with these laws and regulations, which may conflict with one another and evolve in the future, could result in substantial fines, penalties, private rights of action, claims and damage to our reputation.
In the United States, we are subject to a range of privacy and data protection laws and regulations, the specific requirements of which vary from state to state. For example, the California Consumer Privacy Act (“CCPA”) imposes stringent data privacy requirements and obligations with respect to the personal information of California residents, such as required disclosures to California consumers, and provides California consumers with data protection and privacy rights, such as the ability to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations of the statute and a private right of action for certain data breaches that result in the loss of personal data. Companies subject to the CCPA must create and publish a privacy policy that discloses, among other things, the categories of personal information the business collects, the sources from which the personal information is collected and the purpose for which the personal information is collected or sold. The CCPA has been amended by the California Privacy Rights Act (“CPRA”), which is expected to come into effect, in most material respects, on January 1, 2023. The CPRA significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. It remains unclear how various provisions of the CCPA and CPRA will be interpreted and enforced. Other states have enacted, are in the process of enacting or may in the future enact similar privacy and data protection laws and regulations, which creates the potential for a patchwork of overlapping but different state laws. Furthermore, there is discussion in Congress of a new comprehensive federal data privacy law to which we may become subject if it is enacted, which would add additional complexity, restrictions and potential legal risks and may require additional investment of resources in compliance programs and other operational costs.
We are also subject to federal health information privacy laws, such as HIPAA, and consumer protection laws, such as the CAN-SPAM Act, which further impose requirements for the collection, use, storage, access, transfer and protection of health-related and other sensitive and personal information. In addition, we are subject to state laws and regulations governing the collection and use of biometric information, such as fingerprints and facial biometric templates. For example, the Illinois Biometric Information Privacy Act regulates the collection, use, safeguarding and storage of “biometric identifiers” and “biometric information” by private entities and provides a private right of action for persons who are aggrieved by violations of the statute. Other states have enacted, are in the process of enacting or may in the future enact similar laws addressing biometric information. We are also subject to laws in all 50 states that require businesses, under certain circumstances, to provide notice to consumers whose personal information has been accessed or acquired as a result of a data breach and, in some cases, to regulators.
Outside the United States, the European Union’s General Data Protection Regulation (“E.U. GDPR”) and the United Kingdom’s General Data Protection Regulation (“U.K. GDPR”), together with national legislation, regulations and guidelines of the E.U. Member States and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze, store, transfer and otherwise process personal data, including health data and adverse event reporting. The E.U. GDPR contemplates fines for certain violations of up to four percent of global annual revenue or €20 million (or GBP 17.5 million under the U.K. GDPR), whichever is greater. Furthermore, the relationship between the United Kingdom, the European Union and the United States in relation to certain aspects of data protection law remains unclear, particularly regarding how data can lawfully be transferred between each jurisdiction. For example, in July 2020, the Court of Justice of the European Union issued a judgment invalidating the E.U.-U.S. Privacy Shield framework, which had provided companies with a mechanism to comply with data protection requirements when transferring personal data from the European Union to the United States.
In China, we are subject to the Personal Information Protection Law (“PIPL”), which applies to the processing of personal information of natural persons within China, the processing of personal information outside China where the purpose is to provide products and services within China and the analysis or assessment of the activities of individuals within China. While similar to the GDPR, the PIPL contains unique requirements not found in the GDPR. Consequences of non-compliance may include monetary fines of up to five percent of the previous year’s revenue, termination of data transfers and personal liability imposed on those directly responsible. We are also subject to similar privacy and data protection frameworks in other developed and emerging markets, including Canada’s Personal Information Protection and Electronic Documents Act, Brazil’s Lei Geral de Proteção de Dados Pessoais, Japan’s Act on the Protection of Personal Information, South Africa’s Protection of Personal Information Act and South Korea’s Personal Information Protection Act.
Additional privacy and data protection laws and regulations are being developed around the world, including in other jurisdictions in which we operate, and privacy enforcement by governmental authorities globally, particularly on data localization requirements and international data flows, has increased in recent years. Compliance with these new and changing laws has impacted, and may in the future impact, our business strategies, and unforeseen changes to privacy laws may affect our ability to tailor and personalize our products and services to meet our strategic goals or consumer expectations, which could adversely affect our business, results of operations or financial condition. In addition, certain privacy and data protection laws may apply to us indirectly through our customers, manufacturers, suppliers or other third-party partners. For example, non-compliance with applicable laws or regulations by a third-party partner that is processing personal data on our behalf may be deemed non-compliance by us or a failure by us to conduct proper due diligence on the third party. We also could be subject to additional expenses and liabilities in the event of an information security incident, including a cybersecurity breach, or the failure of an information technology system owned or operated by us or a third party with which we partner or its vendor. For additional information about our use of IT Systems and other risks to our business associated with privacy and data protection matters, which we expect will increase in variety and magnitude as we continue to pursue a digital-first strategy, see “Risk Factors—Risks Related to Our Operations” and “Risk Factors—Risks Related to Government Regulation and Legal Proceedings.”
Anti-Corruption
We are subject to various anti-corruption laws and regulations, such as the FCPA, that generally prohibit companies from promising, offering or giving anything of value to foreign officials with the corrupt intent of influencing the foreign official for the purpose of obtaining or retaining business or gaining any improper advantage. Similar to the U.S. application and enforcement of the FCPA, various jurisdictions in which we operate have laws and regulations, including the U.K. Bribery Act 2010 and Chinese anti-corruption laws, aimed at preventing and penalizing corrupt behavior. In addition, our interactions and financial relationships with healthcare professionals and government officials (including individuals acting on behalf of hospitals or other institutions owned or controlled by a government body) are subject to varying degrees of regulation and restriction in the jurisdictions in which we operate. These regulations and restrictions are generally intended to protect against corruption and conflicts of interest in connection with the expenditure of government funds and to ensure fairness and transparency in their legislative, regulatory and procurement processes.
Other Regulations
We are also subject to a variety of other laws and regulations in the United States and around the world. For example, we must comply with an increasing number of laws designed to combat abuses of human rights in supply chain operations. In addition, our selling practices are regulated by competition law authorities in the United States and around the world. We are also subject to laws and sanctions imposed by the United States (including those imposed by OFAC) and other authorities that may prohibit us or our affiliates from doing business in certain countries or restrict the type of business that may be conducted by us or our affiliates. For example, actions taken in response to the Russia-Ukraine War have included the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Enforcement activities under these laws and regulations could subject us to additional administrative and legal proceedings and actions, which could include claims for civil penalties, criminal sanctions and administrative remedies.

Seasonality
Our business is generally not seasonal. However, certain products within our Self Care and Skin Health and Beauty segments are subject to moderate degrees of seasonal sales fluctuations. For example, in our Self Care segment, certain of our OTC products, such as Tylenol and Motrin, are typically purchased more frequently during the cold and flu season in the winter or, in the case of Zyrtec and Benadryl, during high allergy seasons in the spring and the fall. In addition, in our Skin Health and Beauty segment, sales of our products that contain SPF, such as certain Neutrogena products, are typically higher in the summer and sales of our products that contain moisturizers, such as certain Aveeno products, are typically higher in the fall and the winter. The net effect of these seasonal sales fluctuations on our worldwide sales has historically been minimal within each of our business segments and across our business as a whole.
Properties
We own, lease or otherwise have rights to use a number of facilities, including administration, research and development, manufacturing, warehousing, distribution and other facilities. Following the Separation, we expect that we will own, lease or otherwise have rights to use approximately 180 facilities, consisting of approximately 46 facilities that we will own and approximately 134 facilities that we will lease or otherwise have rights to use. These facilities cover approximately 15.4 million square feet, consisting of approximately 10.8 million square feet in facilities that we will own and approximately 4.6 million square feet in facilities that we will lease or otherwise have rights to use. These facilities are located throughout the United States and in many other countries around the world, including in EMEA, APAC, Latin America and other areas of North America. Many of these facilities will serve more than one of our business segments and multiple functions across our business.
The table below sets forth our principal properties following the Separation, each of which will be owned by us.

Location	Principal Segment(s)	Use	Approximate Square Footage
Skillman, New Jersey	Skin Health and Beauty (R&D), Essential Health (R&D)	Corporate Headquarters, R&D	740,000
São José dos Campos, Brazil	Skin Health and Beauty, Essential Health	Manufacturing	1,400,000
Fort Washington, Pennsylvania	Self Care	Manufacturing	800,000
Val-de-Reuil, France	Self Care, Skin Health and Beauty	Manufacturing	790,000
Las Piedras, Puerto Rico	Self Care	Manufacturing	740,000
Lititz, Pennsylvania	Skin Health and Beauty, Essential Health	Manufacturing	550,000
Cali, Colombia	Skin Health and Beauty, Essential Health	Manufacturing	430,000
Pomezia, Italy	Essential Health	Manufacturing	350,000
Bangkok, Thailand	Skin Health and Beauty, Essential Health	Manufacturing	340,000

Location	Principal Segment(s)	Use	Approximate Square Footage
Shanghai, China	Self Care, Essential Health	Manufacturing	300,000
Helsingborg, Sweden	Self Care	Manufacturing	300,000
We are also party to, and intend to enter into in connection with the Separation, various agreements with Johnson & Johnson relating to real estate matters, which include leasing, subleasing and licensing arrangements between us and Johnson & Johnson with respect to our facilities and Johnson & Johnson’s facilities. For additional information about these arrangements, see “Certain Relationships and Related Person Transactions—Other Agreements with Johnson & Johnson—Real Estate Agreements.”
We consider the facilities that we use in our business to be suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. We are committed to maintaining all of these properties in good operating condition.
Our People
Company Culture
We are a global leader at the intersection of healthcare and consumer goods with a powerful portfolio of iconic, beloved brands that we believe help approximately 1.2 billion people worldwide live healthier lives every day. This is our mission, passion and greatest responsibility. Our success is possible through cultivating a strong sense of purpose and a culture of inclusion led by a diverse, agile and energized team that is driven to improve the health of people around the world every day. Our employees embrace collaboration and creativity, and we encourage the iteration of innovative ideas to address the intersection of personal health and wellness, on the one hand, and societal and global impact, on the other hand. United by a common purpose, anchored in and leading with our core values at every level of the organization, we are committed to supporting the development of all of our team members. Through an agile structure focused on the ability to respond quickly to changes in market and consumer dynamics, we operate our organization based on three main agility principles: (1) consumer and customer obsession, (2) small, cross-functional empowered and accountable teams and (3) servant and inclusive leadership.
As of January 1, 2023, we had approximately 22,200 employees, with approximately 5,400 located in North America, 6,400 in EMEA, 6,500 in APAC and 3,900 in Latin America. Recognizing that our industry is rapidly evolving with constant innovation ranging from scientific to digital, we remain focused on creating a culture of inclusion and on attracting, developing and retaining a diverse workforce, reflective of those we serve.
Diversity, Equity and Inclusion
We intend to build upon our strong commitment to diversity, equity and inclusion by fostering an environment where people can operate at their best, do meaningful work capitalizing on their unique value, learn, grow and get rewarded and recognized for their impact on our business. Our goal is to ensure the diversity of our workforce gets translated into meaningful innovation in the way we partner with our customers and put our products in the hands of our consumers.
Our talent practices aim to encourage wellbeing, fairness and respect, and to provide equal opportunities for development and growth. For example, we have initiatives in place to advance diverse representation by creating diverse interview teams and candidate slates and by expanding diversity outreach efforts through organizations that serve and engage talent from underrepresented communities. We offer team members access to ongoing inclusion and diversity education and support throughout their career journey through employee resource groups, mentorship and sponsorship. In addition, we offer flexible work arrangements that enable agile ways of working, promote empowerment and facilitate accountability.

Learning and Development
We invest heavily in ongoing development to ensure our teams’ capabilities remain relevant and keep pace with the rapid evolution in the marketplace. Our focus is centered on three areas: (1) on-the-job training (such as assignments that cross functions or regions), (2) how we lead (such as the tools and resources to develop leadership) and (3) how we work (such as the tools and resources to build functional skills and deliver on our quality and compliance commitments). Ultimately, our goal is to ensure this ongoing commitment to development and growth yields superior performance and differentiates us from our competitors.
Employee Engagement
We believe that everyone is a leader and that open and honest communication among all team members sets the tone for a collaborative and inclusive work environment where everyone’s voice is heard and everyone can participate, develop and thrive, all working toward a common purpose. Team members are encouraged to own their development and their careers. They are encouraged to contribute with new ideas and voice their opinions, feedback or concerns, and we regularly conduct surveys that gauge employee sentiment in areas like inclusion, quality of our people leaders, career development, strategic alignment and execution. According to an internal survey conducted in 2021 with a response rate from full-time employees of approximately 90%, approximately 89% of our colleagues feel highly engaged and approximately 81% feel a strong sense of belonging, demonstrating a collective commitment among employees that the Company is a great place to work. We value feedback from our team members, looking to understand their concerns and expectations and, where possible, acting on them. Results are shared with all employees and used to inform certain decisions.
We are also committed to actively supporting the communities we serve worldwide as well as those in which our employees live and work through strategic investments. Our global community engagement program is just one way in which we connect our passionate purpose-driven workforce to fulfill its potential and create possibilities. We make financial contributions, provide in-kind charitable product donations and volunteer the time of team members to help non-profit organizations achieve their goals and generate societal impact.
Compensation and Benefits
In connection with this offering, we will implement compensation and benefits programs designed to reward and recognize superior performance and attract, develop and retain top talent in a highly competitive environment. Our expectation is that our Compensation & Human Capital Committee will link our compensation, including annual changes in compensation, to our overall performance as well as to each individual’s contribution to the results achieved, with an emphasis on our overall performance to align an employee’s financial interests with the interests of our shareholders. We expect that periodic benchmarking analyses will be conducted to help ensure our compensation programs remain competitive and that we will regularly assess internal pay equity.
Health, Safety and Wellbeing
As a global leader in personal health and wellness, we are committed to investing in employee health, safety and wellbeing as foundational to our purpose and values. We have robust processes to identify potential risks associated with workplace activities, develop measures and implement controls to mitigate possible hazards. We support employees with general safety training and put specific programs in place for those working in potentially high-hazard environments, including chemical management, equipment and machinery safety and hazardous materials management.
We work hard to create an environment where employees feel a strong sense of belonging, feel empowered to care for their health and wellbeing and that of their families, feel like they can grow and have fulfilling careers and feel recognized and valued for their contributions.
Legal Proceedings
We are involved in various lawsuits and claims relating to intellectual property, commercial contracts, product liability, labeling, marketing, advertising, pricing, foreign exchange controls, antitrust and trade regulation, labor and employment, pension, indemnification, data privacy and security, environmental, health and safety and tax matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We are not currently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, results of operations or financial condition. However, it often is not possible to predict the ultimate outcome of a legal proceeding, and our assessment of the materiality of a legal proceeding, including any accruals taken in connection therewith, may not be consistent with the ultimate outcome of the legal proceeding. In addition, our current estimates of the potential impact of legal proceedings on our business, results of operations or financial condition could change from time to time in the future. For additional information about our current legal proceedings, see Note 13, “Commitments and Contingencies,” to our audited combined financial statements included elsewhere in this prospectus and Note 11, “Commitments and Contingencies,” to our unaudited condensed combined financial statements included elsewhere in this prospectus.

MANAGEMENT
Executive Officers
The following table sets forth the name, age and position of the individuals who are expected to serve as our executive officers upon completion of this offering, followed by a biography of each executive officer.

Name	Age	Position
Thibaut Mongon	53	Chief Executive Officer and Director
Paul Ruh	55	Chief Financial Officer
Luani Alvarado	57	Chief People Officer
Carlton Lawson	54	Group President, Europe, Middle East and Africa
Donna Lorenson	49	Chief Corporate Affairs Officer
Jan Meurer	51	Chief Growth Officer
Matthew Orlando	46	General Counsel
Meredith (Meri) Stevens	60	Chief Operations Officer
Bernardo Tavares	55	Chief Data & Technology Officer
Caroline Tillett	51	Chief Scientific Officer
Kathleen Widmer	61	Group President, North America and Latin America
Ellie Bing Xie	54	Group President, Asia Pacific
Thibaut Mongon will serve as Chief Executive Officer and Director of the Company, effective immediately following the completion of this offering. Mr. Mongon currently serves as Executive Vice President and Worldwide Chairman, Consumer Health at Johnson & Johnson, where he is a member of the Executive Committee and chairs the Consumer Health Leadership Team. Mr. Mongon joined Johnson & Johnson in 2000 as Director of Marketing for the Vision Care group in France and subsequently held positions of increasing responsibility until he transitioned to the Pharmaceutical sector in 2012, as the Global Commercial Strategy Leader for the Neuroscience therapeutic area. Mr. Mongon joined the Consumer Health sector of Johnson & Johnson in 2014 as Company Group Chairman Asia-Pacific and was promoted to his current position in 2019. Prior to joining Johnson & Johnson, Mr. Mongon worked for Bormioli in Italy and Danone in France. Mr. Mongon currently serves on the board of directors of The Consumer Goods Forum. Mr. Mongon holds a degree in Marketing from KEDGE Business School and an MBA degree from INSEAD. Mr. Mongon brings to our Board of Directors a deep understanding of the Consumer Health Business and commitment to innovation, complemented by extensive international experience, a consumer-centric mindset and considerable expertise in business strategy.
Paul Ruh will serve as Chief Financial Officer of the Company, effective immediately following the completion of this offering. Mr. Ruh currently serves as Chief Financial Officer, Consumer Health at Johnson & Johnson, where he is a member of the Consumer Health Leadership Team. Mr. Ruh has more than 30 years of experience building global consumer brands. Prior to joining Johnson & Johnson in 2017, Mr. Ruh worked at PepsiCo, where he started as Director of Strategy and Planning and proceeded to hold several financial leadership positions, including CFO of Latin America, CFO of PBA and CFO of PepsiCo Foodservice. Prior to joining PepsiCo, Mr. Ruh worked at McKinsey & Company as a member of the Corporate Finance Practice in Mexico City and Santiago de Chile and as a manager at Procter & Gamble in Financial Analysis, Product Supply Finance and Treasury in Mexico City. Mr. Ruh holds an MBA degree from the MIT Sloan School of Management and a B.S. degree in Engineering from Ibero-American University in Mexico City.
Luani Alvarado will serve as Chief People Officer of the Company, effective immediately following the completion of this offering. Ms. Alvarado currently serves as Global Leader, Human Resources, Consumer Health at Johnson & Johnson, where she is a member of the Consumer Health Leadership Team and the Human Resources Executive Committee. Ms. Alvarado joined Johnson & Johnson in 2005 and has held various human resources leadership positions during her tenure at Johnson & Johnson. Prior to joining the Consumer Health sector, she served as Global Head of HR for Johnson & Johnson External Innovation, Global Head of HR for Medical Devices, Global Head of HR for Orthopaedics, Johnson & Johnson Chief Talent Officer and Global Head of HR for Ethicon.

Prior to joining Johnson & Johnson, Ms. Alvarado worked in human resources at Bristol-Myers Squibb and Dow Chemical. Ms. Alvarado holds a Graduate degree in Human Resources & Strategic Management focused on Organizational Development and Change Management and a B.S. degree in Business Administration, each from Catholic University of Santos, São Paulo in Brazil.
Carlton Lawson will serve as Group President, Europe, Middle East and Africa of the Company, effective immediately following the completion of this offering. Mr. Lawson currently serves as Company Group Chairman, Europe, Middle East and Africa, Consumer Health at Johnson & Johnson, where he is a member of the Consumer Health Leadership Team. Mr. Lawson rejoined Johnson & Johnson in 2019 as the Area Managing Director, Northern Europe, Consumer Health, after having worked in the Consumer Health sector at Johnson & Johnson earlier in his career. Mr. Lawson has more than 30 years of experience working at leading healthcare organizations. Prior to rejoining Johnson & Johnson, Mr. Lawson served as Head of Global Categories and, before, Area Managing Director, Northern Europe, both at GSK Consumer Health, and as Marketing Director for Pfizer’s Consumer Healthcare business in the United Kingdom and Ireland. Mr. Lawson started his career in Warner Lambert’s Consumer Healthcare division. Mr. Lawson holds a B.Sc. degree in Geography from The University of Manchester in the United Kingdom.
Donna Lorenson will serve as Chief Corporate Affairs Officer of the Company, effective immediately following the completion of this offering. Ms. Lorenson currently serves as Global Leader, Communications & Public Affairs, Consumer Health at Johnson & Johnson, where she is a member of the Consumer Health Leadership Team and the Global Corporate Affairs Leadership Team. Ms. Lorenson previously served as Communications Leader for Johnson & Johnson and has more than 20 years of strategic communications experience. Prior to joining Johnson & Johnson in 2015, Ms. Lorenson served as Leader for Alcon’s U.S. Communications and held various leadership positions at Edelman. Prior to entering the field of public relations, Ms. Lorenson served in the U.S. Army as a Military Police Officer and was stationed in Ansbach, Germany. Ms. Lorenson holds a Bachelor’s degree in Education from the University of Idaho.
Jan Meurer will serve as Chief Growth Officer of the Company, effective immediately following the completion of this offering. Mr. Meurer currently serves as Global Head of Strategy, Consumer Health at Johnson & Johnson, where he is a member of the Consumer Health Leadership Team. Mr. Meurer previously served as President, Johnson & Johnson Southeast Asia and as Area Managing Director Central Europe, Consumer Health at Johnson & Johnson, and has over 25 years of experience building global consumer brands. Prior to joining Johnson & Johnson in 2015, Mr. Meurer held senior positions at Procter & Gamble, PGT Healthcare and Siemens Technologies. Mr. Meurer served on the board of directors of the US-ASEAN Business Council; the Global Self-Care Federation; the Association of the European Self-Care Industry; the German Cosmetic, Toiletry, Perfumery and Detergent Association; and the German Brands Association. Mr. Meurer holds a degree in Business Administration from the University of Passau in Germany and studied in the United States as a Rotary Scholar.
Matthew Orlando will serve as General Counsel of the Company, effective immediately following the completion of this offering. Mr. Orlando currently serves as General Counsel, Consumer Health at Johnson & Johnson, where he is a member of the Consumer Health Leadership Team, the Law Department Executive Committee and the General Counsel Global Functions Leadership Team. Mr. Orlando previously served as Corporate Secretary and Worldwide Vice President, Corporate Governance at Johnson & Johnson and has held a variety of legal leadership positions at Johnson & Johnson, including serving as General Counsel, Global Consumer Medical Devices and as a member of the Law Department Management Committee. Prior to joining Johnson & Johnson in 2007, Mr. Orlando worked for UCB in Brussels as well as law firms in Australia. Mr. Orlando holds a law degree and a finance degree from Murdoch University in Australia and is admitted to practice law in both Australia and the United States.
Meredith (Meri) Stevens will serve as Chief Operations Officer of the Company, effective immediately following the completion of this offering. Ms. Stevens currently serves as Worldwide Vice President, Consumer Health Supply Chain and Deliver at Johnson & Johnson, where she is a member of the Consumer Health Leadership Team. Ms. Stevens previously led Supply Chain Strategy and Deployment at Johnson & Johnson and has more than 30 years of operations experience gained through a series of senior leadership positions with global corporations. Prior to joining Johnson & Johnson in 2015, Ms. Stevens served as Chief Supply Chain Officer at Newell

Rubbermaid and held operations and procurement leadership positions at Tyco, Bertelsmann, Knoll and General Electric. Ms. Stevens is currently an executive sponsor of Johnson & Johnson’s Youth Pillar of the Women in Science, Technology, Engineering, Mathematics, Manufacturing and Design program and currently serves on the Advisory Board of the Smithsonian Science Education Center. Ms. Stevens holds a B.S. degree in Mechanical and Electrical Engineering and an M.S. degree in Industrial Management, both from Rensselaer Polytechnic Institute.
Bernardo Tavares will serve as Chief Data & Technology Officer of the Company, effective immediately following the completion of this offering. Mr. Tavares currently serves as Chief Information Officer, Consumer Health at Johnson & Johnson, where he is a member of the Consumer Health Leadership Team and the Technology Leadership Team. Mr. Tavares previously led the Consumer Health IT organization in Latin America and the Consumer Health and Consumer Medical Devices IT Portfolio and Project Office worldwide at Johnson & Johnson. Prior to joining Johnson & Johnson in 2012, Mr. Tavares held several IT leadership positions at Unilever and IBM. Mr. Tavares is currently a Data Research Advisory Board member for MIT Center for Information Systems Research and a member of the Hispanic Information Technology Executive Council. Mr. Tavares holds an Electrical Engineering degree from University of São Paulo in Brazil with a specialization in Management from Fundação Getulio Vargas in Brazil.
Caroline Tillett will serve as Chief Scientific Officer of the Company, effective immediately following the completion of this offering. Dr. Tillett currently serves as Global Head, R&D, Consumer Health at Johnson & Johnson. Dr. Tillett has more than 20 years of experience in the consumer health industry. Prior to joining Johnson & Johnson in 2019, Dr. Tillett served as Vice President of Consumer R&D at GSK and held leading roles in the formation of consumer health joint ventures between GSK and Novartis and GSK and Pfizer. Dr. Tillett holds a B.Sc. degree in Applied Chemistry and a Ph.D. degree in Organic Chemistry from Kingston University in the United Kingdom.
Kathleen Widmer will serve as Group President, North America and Latin America of the Company, effective immediately following the completion of this offering. Ms. Widmer currently serves as Company Group Chairman, North America and Latin America, Consumer Health at Johnson & Johnson, where she is a member of the Consumer Health Leadership Team. Ms. Widmer spent the first 21 years of her career at Johnson & Johnson, working in the Consumer Health sector and overseeing marketing for the U.S. Self Care division before joining Elizabeth Arden, where she served as Executive Vice President and Chief Marketing Officer. Ms. Widmer returned to Johnson & Johnson in 2015 as President of the U.S. Self Care division. Ms. Widmer currently serves as Chairman of the board of directors for Wounded Warrior Project and on the Executive Steering Committee for Johnson & Johnson’s Veterans Leadership Council. Ms. Widmer is also a member of the board of directors for Texas Roadhouse, Inc., where she serves on the Audit Committee, the Compensation Committee and the Nominating & Corporate Governance Committee. Ms. Widmer graduated from the United States Military Academy at West Point with a B.S. degree in Mechanical Engineering and subsequently served for five years as a U.S. Army officer. She holds an MBA degree from Oklahoma City University.
Ellie Bing Xie will serve as Group President, Asia Pacific of the Company, effective immediately following the completion of this offering. Ms. Xie currently serves as Company Group Chairman, Asia Pacific, Consumer Health at Johnson & Johnson, where she is a member of the Consumer Health Leadership Team. Ms. Xie joined Johnson & Johnson in 2015 as President, Consumer Health China and has more than 20 years of experience in areas such as brand management, market operation development, talent development, profit and loss responsibilities and general management. Prior to joining Johnson & Johnson, Ms. Xie worked at Kellogg Company, Eastman Kodak, Gillette and Procter & Gamble. Ms. Xie was named to Fortune China’s Most Powerful Women list in 2021 and Forbes China’s Top 100 Businesswomen list from 2016 through 2019. Ms. Xie holds a Bachelor of International Economics degree from Fudan University in China and a Master of Economics degree from the University of Illinois.

Directors
The following table will set forth the name, age and position of the individuals who are expected to serve as our directors upon completion of this offering, followed by a biography of each director.

Name	Age	Position
Larry Merlo	67	Chair and Director Nominee
Thibaut Mongon	52	Chief Executive Officer and Director
Larry Merlo will serve as Chair of the Company, effective immediately following the completion of this offering. Mr. Merlo served as President and CEO of CVS Health from 2011 to 2021. Mr. Merlo previously held positions of increasing responsibility over his more than 40 years at CVS Health and its subsidiaries, including Chief Operating Officer of CVS Health, President of CVS Pharmacy and Executive Vice President–Stores. Mr. Merlo previously served as a board member for CVS Health, America’s Health Insurance Plans (AHIP), National Association of Chain Drug Stores (NACDS), the Partnership for Rhode Island and Business Roundtable. He currently serves on the University of Pittsburgh Board of Trustees, where he is a member of the Compensation Committee and formerly chaired the Research & Innovation Committee. He also serves as an advisor to Korn Ferry and Charlesbank Capital Partners. Mr. Merlo holds a B.S. degree from the University of Pittsburgh School of Pharmacy. Mr. Merlo brings to our Board of Directors significant experience as a chief executive officer, director and advisor, with an in-depth knowledge of health and consumer trends, including in the areas of digital development, marketing, sales, science and technology.
The biography of Thibaut Mongon is set forth under the section entitled “—Executive Officers.”
Composition of the Board of Directors
Our business and affairs are managed under the direction of our Board of Directors (the “Board”). Our amended and restated bylaws will provide that the Board will consist of not less than                 nor more than                 directors, the actual number to be determined by the Board from time to time. Upon completion of this offering, the Board will consist of                 directors.
Director Independence
The Board has undertaken a review of the independence of each of our directors. Based on information provided by our directors concerning their background, employment and affiliations, the Board has determined that            qualify as “independent” under the rules of the NYSE. In assessing the independence of each of our directors, the Board considered the relationships that each director has with us and with Johnson & Johnson as well as all other facts and circumstances that the Board deemed relevant to assess the independence of each of our directors.
The Board will assess, at least annually, the independence of each of our directors and make a determination as to which of our directors are independent. To assist the Board in making this determination, we will adopt Standards of Independence as part of our Principles of Corporate Governance. The Standards of Independence will conform to, or be stricter than, the independence standards of the NYSE and will identify, among other things, material business, charitable and other relationships that could interfere with a director’s ability to exercise independent judgment.
Controlled Company Exemption
Upon completion of this offering, Johnson & Johnson will own           % of the voting power of our shares of common stock eligible to vote in the election of our directors (or           % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE and, therefore, will qualify for exemptions from certain corporate governance requirements of the NYSE. Accordingly, we will not be required to have a majority of “independent directors” on the Board as defined under the rules of the NYSE and we will not be required to have a compensation committee or a nominating and corporate governance committee, in each case composed entirely of independent directors.

We do not currently intend to rely on any of these exemptions following the completion of this offering. However, we may elect to take advantage of one or more of these exemptions from time to time in the future. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.
The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the applicable requirements of the Exchange Act and the NYSE within the applicable transition periods. As a result, we expect that the Audit Committee will be composed of (1) at least one independent director upon the listing of our common stock, (2) a majority of independent directors within 90 days of listing and (3) exclusively independent directors within one year of listing.
Upon completion of the Distribution, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of the NYSE. In the event that we cease to be a “controlled company,” to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of the NYSE within the applicable transition periods specified in the rules of the NYSE.
Board of Directors Leadership Structure
Our Principles of Corporate Governance will provide that, on an annual basis, and at such other times as the Nominating, Governance & Sustainability Committee deems appropriate (including in connection with a Chief Executive Officer transition), the Nominating, Governance & Sustainability Committee will review the Board’s leadership structure. In conducting its review, the Nominating, Governance & Sustainability Committee will consider such facts and circumstances as it deems appropriate from time to time.
Meetings of the Board of Directors
Our Principles of Corporate Governance will provide that our directors are expected to attend Board meetings and meetings of the Board committees on which they serve, to spend the time needed and to meet as frequently as necessary to properly discharge their responsibilities. Our Principles of Corporate Governance will also provide that our independent directors will meet in regular executive sessions without any non-independent directors or members of management present.
Committees of the Board of Directors
Effective prior to the completion of this offering, the Board will have the following standing committees: (1) the Audit Committee, (2) the Compensation & Human Capital Committee, (3) the Nominating, Governance & Sustainability Committee and (4) the Executive Committee. The Board will adopt a written charter for each committee and these charters will be available on our website at www.kenvue.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock.
Audit Committee
The initial members of the Audit Committee will be          , and          will serve as the chair of the Audit Committee. The Board has determined that          is an “audit committee financial expert” as defined under the rules of the SEC. In addition, the Board has determined that each of the members of the Audit Committee is independent under the rules of the NYSE and under Rule 10A-3 under the Exchange Act. The responsibilities of the Audit Committee will include:
•Overseeing our financial management, accounting and reporting processes and practices;
•Appointing, retaining, compensating and evaluating our independent auditor;
•Overseeing our internal audit organization, reviewing its annual plan and reviewing results of its audits;
•Overseeing the quality and adequacy of our internal accounting controls and procedures;

•Reviewing and monitoring our financial reporting compliance and practices and our disclosure controls and procedures; and
•Discussing with management the processes used to assess and manage our exposure to financial risk and monitoring risks related to tax and treasury.
Compensation & Human Capital Committee
The initial members of the Compensation & Human Capital Committee will be           , and            will serve as the chair of the Compensation & Human Capital Committee. The Board has determined that each of the members of the Compensation & Human Capital Committee is independent under the rules of the NYSE and under Rule 10C-1 under the Exchange Act. In addition, we expect that each of the members of the Compensation & Human Capital Committee will qualify as “non-employee directors” under Rule 16b-3 under the Exchange Act. The responsibilities of the Compensation & Human Capital Committee will include:
•Establishing our executive compensation philosophy and principles;
•Reviewing and recommending for approval by our independent directors the compensation for our Chief Executive Officer and approving the compensation for our other executive officers;
•Setting the composition of the group of peer companies used for comparison of executive compensation;
•Overseeing the design and management of the various pension, long-term incentive, savings, health and benefit plans that cover our employees;
•Reviewing key talent metrics for our overall workforce, including metrics related to diversity, equity and inclusion; and
•Reviewing the compensation for our non-employee directors and recommending compensation for approval by the full Board.
Nominating, Governance & Sustainability Committee
The initial members of the Nominating, Governance & Sustainability Committee will be           , and            will serve as the chair of the Nominating, Governance & Sustainability Committee. The Board has determined that each of the members of the Nominating, Governance & Sustainability Committee is independent under the rules of the NYSE. The responsibilities of the Nominating, Governance & Sustainability Committee will include:
•Overseeing matters of corporate governance, including the evaluation of the policies and practices of the Board and the Board leadership structure;
•Overseeing the process for performance evaluations of the Board and its committees;
•Evaluating any questions of possible conflicts of interest for the Board members;
•Reviewing potential candidates for the Board and recommending director nominees to the Board for approval;
•Reviewing and recommending director orientation and continuing education programs for the Board members;
•Overseeing compliance with our Code of Business Conduct & Ethics for the Board members and our executive officers;
•Evaluating the Board leadership structure on an annual basis;

•Overseeing compliance with applicable laws, regulations and our policies and risk management programs related to product safety, product quality, environmental regulations, healthcare compliance, privacy and cybersecurity; and
•Supporting and assisting the Board in overseeing our sustainability strategy, policies, programs and commitments and receiving regular updates from management regarding such activities.
Executive Committee
The initial members of the Executive Committee will be           , and           will serve as the chair of the Executive Committee. The Executive Committee will be empowered to exercise the authority of the Board between meetings in accordance with and subject to the limitations set forth in its written charter.
Compensation Committee Interlocks and Insider Participation
During 2021, we were not a standalone company and we did not have a compensation committee or any other committee serving a similar function. Decisions with respect to the compensation for that fiscal year of the individuals who will serve as our executive officers upon completion of this offering were made by Johnson & Johnson, as described in the section of this prospectus entitled “Executive and Director Compensation.”
Principles of Corporate Governance
Prior to the completion of this offering, the Board will adopt Principles of Corporate Governance to assist it in guiding our governance practices. Our Principles of Corporate Governance will be reviewed annually by the Nominating, Governance & Sustainability Committee and may be amended by the Board from time to time. Our Principles of Corporate Governance will address a number of topics, including responsibilities of the Board, director qualifications, rights of the Board, rights of our shareholders, election of directors, Board committees, Board and Board committee performance evaluations, director orientation, executive performance evaluations, succession planning and stock ownership guidelines. Our Principles of Corporate Governance will be available on our website at www.kenvue.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock.
Board of Directors Oversight of Risk Management
The Board will be responsible for overseeing senior management’s execution of its risk management duties and for assessing its approach to risk management. The Board’s oversight of risk is an integral element of its oversight responsibilities and seeks to ensure that senior management has processes in place to appropriately identify and manage risk. We expect that the Board will actively engage with senior management to understand and oversee our most significant risks, including in the following ways:
•The Board will review and discuss strategic, operational, financial and reporting risks as well as non-financial risks including strategic, operational, compliance, environmental, social, human capital management and cybersecurity risks;
•The Board and its applicable committees will receive regular updates from management regarding various enterprise risk-management issues and risks related to our business segments, including risks related to litigation, product quality and safety, cybersecurity, reputation, human capital, diversity, equity and inclusion and environmental sustainability;
•Independent directors will hold regular executive sessions without management present to discuss risks facing us and our risk-management practices and, with respect to certain Board committees, independent directors will also meet in private session with management and compliance leaders;
•The Board will consult with external advisors, including outside counsel, consultants, auditors and industry experts, to ensure that it is well informed about the risks and opportunities facing us; and

•The Board will review feedback provided by shareholders to ensure that it understands shareholder perspectives and concerns.
Code of Business Conduct
Prior to the completion of this offering, the Board will adopt a Code of Business Conduct designed to provide employees with guidance on our compliance policies. Our Code of Business Conduct will set basic requirements for business conduct and serve as a foundation for our policies, procedures and guidelines, all of which will provide additional guidance on expected employee behaviors in every market where we operate. Our Code of Business Conduct also provides guidance on where to turn for help on issues of business conduct and how to escalate risks and concerns.
Prior to the completion of this offering, the Board will also adopt a Code of Business Conduct & Ethics applicable to the Board members and our executive officers. Our Code of Business Conduct & Ethics will address a number of topics, including conflicts of interest, conduct of business and fair dealing, gifts, compliance with laws and regulations, use of non-public information and disclosure and use of Company funds, assets and information.
Our Code of Business Conduct and our Code of Business Conduct & Ethics will be available on our website at www.kenvue.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock.

EXECUTIVE AND DIRECTOR COMPENSATION
Director Compensation Matters
Director Compensation
The Compensation & Benefits Committee of Johnson & Johnson’s board of directors (the “J&J Compensation & Benefits Committee”) has approved an initial compensation program for our non-employee directors, consisting of an:
•annual cash retainer for each non-employee director of $100,000;
•annual grant of deferred stock units (“DSUs”) for each non-employee director with a grant value of $180,000;
•additional annual cash retainer for the chairs of the Audit, Compensation & Human Capital and Nominating, Governance & Sustainability Committees of $25,000, $20,000 and $15,000, respectively; and
•additional annual retainer for the non-executive chair of the Board of $200,000, paid 50% in cash and 50% in additional DSUs.
Cash retainers will be paid in equal quarterly installments and DSUs will generally be granted on the date that we hold our annual shareholder meeting. Non-employee directors will also be permitted to elect to convert their cash retainers into additional DSUs.
DSUs will be immediately vested upon grant and will be paid, in cash, at the time the non-employee director leaves the Board. Non-employee directors who join the Board between annual meetings will have their annual retainers for the term prorated.
Directors who are also employees will not receive any additional compensation for their service as directors.
Consulting Agreement
On October 1, 2022, Johnson & Johnson entered into a consulting agreement with Larry Merlo in anticipation of him serving as Chair of the Board following the completion of this offering. Under the consulting agreement, Mr. Merlo is entitled to a monthly fee of $8,500 in exchange for his performance of certain consulting services to Johnson & Johnson relating to this offering. Payments under the consulting agreement will terminate upon Mr. Merlo’s appointment to the Board becoming effective.
Stock Ownership Guidelines
The J&J Compensation & Benefits Committee has also approved initial stock ownership guidelines pursuant to which each non-employee member of the Board must, no later than the fifth anniversary of his or her election or appointment to the Board, hold shares of our common stock or its economic equivalent (including DSUs) with a market value of at least five times the annual cash retainer (or $500,000).
Following the completion of this offering, we expect that the Board will review our non-employee director compensation program and stock ownership guidelines on a periodic basis.
Compensation Discussion and Analysis
Introduction
As discussed above, we are currently part of Johnson & Johnson and our Compensation & Human Capital Committee has not yet been formed. Decisions about our executive compensation and benefits to date have been made by the J&J Compensation & Benefits Committee and Johnson & Johnson’s senior management. Accordingly, this discussion focuses on Johnson & Johnson’s compensation and benefit programs and decisions for 2021. Following the completion of this offering, we expect that our Compensation & Human Capital Committee will review our executive compensation and benefit programs on a periodic basis and determine the appropriate compensation and benefits for our executives, and accordingly our executive compensation and benefits programs following the completion of this offering may not be the same as those discussed below.
For purposes of this discussion, the following individuals are our “Named Executive Officers” or “NEOs”:
•Thibaut Mongon, who currently serves as Executive Vice President and Worldwide Chairman, Consumer Health and who is expected to serve as our Chief Executive Officer effective immediately following the completion of this offering;
•Paul Ruh, who currently serves as Chief Financial Officer, Consumer Health and who is expected to serve as our Chief Financial Officer effective immediately following the completion of this offering;
•Kathleen Widmer, who currently serves as Company Group Chairman, North America and Latin America, Consumer Health, and who is expected to serve as our Group President, North America and Latin America effective immediately following the completion of this offering;
•Ellie Bing Xie, who currently serves as Company Group Chairman, Asia Pacific, Consumer Health and who is expected to serve as our Group President, Asia Pacific effective immediately following the completion of this offering; and
•Meredith (Meri) Stevens, who currently serves as Worldwide Vice President, Consumer Health Supply Chain and Deliver and who is expected to serve as our Chief Operations Officer effective immediately following the completion of this offering.
Johnson & Johnson’s Executive Compensation Philosophy
Key Features of Executive Compensation Program
Johnson & Johnson’s executive compensation program includes key features that align the interests of its executives and our Named Executive Officers with shareholders and does not include features that could misalign their interests. We expect our executive compensation program to include many, if not all, of the same best practices.

What Johnson & Johnson Does		What Johnson & Johnson Doesn’t Do
✓	Align executive pay with company performance	✗	No automatic or guaranteed annual salary increases
✓	Align the majority of executive pay with shareholders through long-term incentives	✗	No guaranteed annual or long-term incentive awards
✓	Balance short-term and long-term incentives	✗	No above-median targeting of executive compensation
✓	Cap incentive awards	✗	No change-in-control benefits
✓	Require executive officers to own significant amounts of company stock	✗	No tax gross-ups (unless they are provided pursuant to standard relocation practices or international assignment)
✓	Employ a compensation recoupment policy applicable to executive officers	✗	No option repricing without shareholder approval
✓	Actively engage with shareholders	✗	No hedging, pledging or short selling
✓	Engage an independent compensation consultant reporting directly to the J&J Compensation & Benefits Committee	✗	No long-term incentive backdating No dividend equivalents on unvested long-term incentives

Guiding Principles
Johnson & Johnson designs its executive compensation programs to achieve its goals of attracting, developing and retaining global business leaders who can drive financial and strategic growth objectives and build long-term shareholder value. Johnson & Johnson uses the following guiding principles to design its compensation programs:
•Pay for Performance: Johnson & Johnson ties annual incentive payouts and long-term incentive grants to the performance of Johnson & Johnson, the individual’s business unit or function and the individual.
•Accountability for Short-Term and Long-Term Performance: Johnson & Johnson structures performance-based compensation to reward an appropriate balance of short-term and long-term financial and strategic business results, with an emphasis on managing the business for long-term results.
Johnson & Johnson’s board of directors is responsible for oversight of risk management (including product development, supply chain and quality risks). Johnson & Johnson’s compensation programs’ emphasis on long-term value helps to reduce the possibility that its executives make excessively risky business decisions that could maximize short-term results at the expense of long-term value.
•Alignment to Shareholders’ Interests: Johnson & Johnson structures performance-based compensation to align the interests of its named executive officers with the long-term interests of its shareholders.
•Competitiveness: Johnson & Johnson compares its practices against appropriate peer companies that are of similar size and complexity, so it can continue to attract, retain and motivate high-performing executives.
Components of Executive Compensation
Base Salary, Annual Incentives and Long-Term Incentive Awards
Below we describe the components of Johnson & Johnson’s total direct compensation, how Johnson & Johnson determines their size and why Johnson & Johnson pays them. While we expect our initial executive compensation programs will contain similar components, following the completion of this offering, our Compensation & Human Capital Committee will review our compensation programs on a periodic basis to ensure they align with our compensation philosophy and our business needs and strategic priorities along with the interests of our shareholders.

Component	Form	Vesting / Performance Period	How Size is Determined	Why Johnson & Johnson Pays Each Component
Base Salary	Cash	Ongoing	•Johnson & Johnson bases salary rates on: •Competitive data •Scope of responsibilities •Work experience •Time in position •Internal equity	•Recognizes job responsibilities

Component	Form	Vesting / Performance Period	How Size is Determined	Why Johnson & Johnson Pays Each Component
Annual Incentive	Cash	1 year	•Johnson & Johnson sets target awards as a percentage of salary based on competitive data •Johnson & Johnson determines award payouts based on business and individual performance	•Motivates attainment of Johnson & Johnson’s near-term priorities, consistent with Johnson & Johnson’s long-term strategic plan
Long-Term Incentive Awards	Equity	3 years (options: 10-year term)
•Johnson & Johnson sets target awards as a percentage of salary based on competitive data
•Johnson & Johnson grants long-term incentives based on business and individual contribution and long-term potential
•Johnson & Johnson determines payouts based on achievement of long-term operational goals, total shareholder return (“TSR”) and share price appreciation
•Motivates attainment of Johnson & Johnson’s long-term goals, TSR and share price growth •Retains executives
Long-Term Incentive Awards — Equity
Below we describe the forms of long-term incentive awards Johnson & Johnson uses for our Named Executive Officers, their weightings, performance periods, how payouts are determined and why Johnson & Johnson uses them.

Long-Term Incentive Form	Mix	Vesting / Performance Period	How Payouts are Determined	Why Johnson & Johnson Uses Them
Performance Share Units (“PSUs”)	60% (Mongon) 50% (Other NEOs)	•0% to 200% cliff-vested 3 years after grant	•1/2 Earnings Per Share (“EPS”): 3-year Cumulative Adjusted Operational EPS •1/2 Relative TSR: 3-year Compound Annual Growth Rate versus Johnson & Johnson’s Competitor Composite Peer Group •Share price	•Aligns with Johnson & Johnson’s long-term objective of growing quality earnings •Reflects overall TSR outcomes relative to our competitors •PSU value directly tied to the share price
Options	30% (All NEOs)	•100% cliff-vested 3 years after grant •10-year term	•Share price appreciation	•Motivates share price appreciation over the long-term •Reinforces emphasis on long-term growth aligned with Johnson & Johnson’s objectives
Restricted Share Units (“RSUs”)	10% (Mongon) 20% (Other NEOs)	•100% cliff-vested 3 years after grant	•Share price	•RSU value directly tied to the share price
Notes:
•PSU awards prior to February 2020 were based on 1/3 operational sales, 1/3 cumulative adjusted operational EPS and 1/3 relative TSR.
•No dividend equivalents are paid on Johnson & Johnson’s PSUs, options or RSUs.

Long-Term Incentive Vesting and Treatment upon Termination
Johnson & Johnson’s long-term incentive awards vest 100% on the third anniversary of the grant date. In addition, Johnson & Johnson does not pay out its PSUs until it determines the percentage of target PSUs earned based on performance.
The treatment of Johnson & Johnson’s long-term incentive awards upon termination varies depending on the termination circumstances, as follows:

Termination	Eligibility	Eligible Named Executive Officers(1)	Voluntary Termination/Involuntary Termination Without Cause	Involuntary Termination with Cause	Death	Disability
Qualifying Separation
•Termination of employment at age 62 or later, or
•Termination of employment after attainment of age 55 and at least 10 years of service with at least 5 years of consecutive service immediately before termination of employment
		•Widmer	•Grants within 6 months prior to termination would be forfeited •Other equity awards would become vested on their normal vesting dates •Options would remain exercisable for their remaining terms	•All vested and unvested equity awards would be forfeited
•All equity awards would become vested on the termination date
•Options would remain exercisable for their remaining terms
•Accelerated PSUs would be paid out at 100% of target with a “top up” at the end of the performance period if the payout exceeds target

Non-Qualifying Separation (age 55-61)	•Termination of employment after attainment of age 55 but before age 62 and without meeting the service requirements for Qualifying Separation	•Ruh •Stevens	•All unvested equity awards would be forfeited •Vested options would remain exercisable for up to three years
Non-Qualifying Separation (under age 55)	•Termination of employment before attainment of age 55	•Mongon •Xie	•All unvested equity awards would be forfeited •Vested options would remain exercisable for up to three months
__________________
(1)Determined as of the date of this prospectus.

Non-Competition and Non-Solicitation
Long-term incentive awards granted by Johnson & Johnson are subject to forfeiture and repayment provisions if an employee violates non-competition or non-solicitation agreements, as follows:

Employee Violation	Impact on Long-Term Incentive Awards
•Violating the non-competition provisions of the award agreement during employment or within 18 months of termination	•Forfeit vested and unvested PSUs, options and RSUs
•Violating any other non-competition or non-solicitation agreement an employee has with Johnson & Johnson	•Repay any PSUs or RSUs vested and options exercised within the 12 months prior to the violation
Involuntary Termination Due to Specified Divestiture or Reduction in Force
•Specified Divestiture: A divestiture where the acquirer does not replace the awards that would be forfeited as a result of such divestiture.
•Reduction in Force (“RIF”): A termination of employment due to position elimination or plant closing.
Long-term incentive awards are prorated and vested in the event of a Specified Divestiture or RIF, as follows:
•Proration: Awards would be prorated in proportion to the time worked during the vesting period.
•Vesting: PSU and RSU awards would become vested on their normal vesting dates. Option vesting would be accelerated as of the date of termination and the options would remain exercisable for up to three months.
•Coordination with Qualifying Separations: If an employee’s termination is also a Qualifying Separation, any of the employee’s awards that would have been forfeited because they were granted within 6 months prior to termination would receive the proration and vesting treatment described above.
Executive Perquisites & Other Benefits
Our Named Executive Officers participate in the same employee benefits plans provided to all other non-union U.S. employees of Johnson & Johnson. In addition, they receive the following benefits and perquisites:
•Personal Use of Johnson & Johnson Aircraft and Cars: Mr. Mongon may use Johnson & Johnson’s aircraft for limited personal travel and Johnson & Johnson cars and drivers for commuting and other personal transportation. These perquisites are intended to enhance productivity, minimize distractions and ensure the safety of Johnson & Johnson’s executives.
•Home Security: Johnson & Johnson reimburses Mr. Mongon for limited home security system-related costs.
•International Assignment: Johnson & Johnson reimbursed Ms. Xie for costs incurred as a result of her international assignment to Singapore at Johnson & Johnson’s request, including moving and relocation expenses, and provided her with a stipend to help defray additional costs such as transportation and utilities. Johnson & Johnson also reimbursed Ms. Xie for additional taxes she incurred as a result of such assignment, including taxes incurred on the foregoing benefits.
For details on the incremental cost to Johnson & Johnson to provide Mr. Mongon with personal use of Johnson & Johnson aircraft and cars and home security systems and Ms. Xie with international assignment related reimbursements, see the footnote to the “All Other Compensation” column of the 2021 Summary Compensation Table under “—Executive Compensation Tables.” These values are not paid to the NEOs. Our Named Executive Officers pay the income taxes due on the value of these benefits and perquisites (other than reimbursements and tax equalization benefits related to an international assignment).

Compensation Target Setting Process and Pay Position
Before each year begins, Johnson & Johnson sets compensation targets to ensure that it can compete for talent and to maintain internal equity among positions with similar responsibilities. Johnson & Johnson conducts an annual review of publicly available information and executive compensation surveys to determine current pay levels among its executive peer group. Market data is reviewed to understand how target pay levels compare to benchmark positions, but total compensation is not targeted to a specific percentile of the executive peer group.
2021 Pay Mix at Target
Johnson & Johnson’s pay mix at target for our Named Executive Officers is a result of compensation targets that emphasize long-term versus short-term compensation.
2021 Pay Mix at Target
2021 Annual Incentive Awards
Overview
For 2021, each of our Named Executive Officers was eligible to earn an annual incentive award with a target value set as a percentage of base salary and with a payout of between 0-200% of target based on achievement against the performance criteria. The table below sets forth the target and maximum 2021 annual incentive award opportunities for each of our Named Executive Officers:

Name	2021 Base Salary Rate	2021 Target Annual Incentive (% of Base Salary)	2021 Target Annual Incentive	2021 Maximum Annual Incentive
T. Mongon	$875,000	100%	$875,000	$1,750,000
P. Ruh	505,900	60%	303,540	607,080
K. Widmer	525,000	75%	393,750	787,500
E. Xie	515,000	75%	386,250	772,500
M. Stevens	501,800	60%	301,080	602,160
2021 Annual Incentive Awards – Mr. Mongon
As an executive officer of Johnson & Johnson, Mr. Mongon participated in Johnson & Johnson’s 2021 annual incentive plan for its executive officers, which was administered by the J&J Compensation & Benefits Committee. Mr. Mongon’s 2021 annual incentive award was determined based on a combination of strategic measures (30% weighting) and financial measures (70% weighting). As the Chief Executive Officer of our business, 100% of Mr. Mongon’s strategic measures and 75% of his financial measures were determined with respect to our business, with the remaining 25% of the financial measures determined with respect to Johnson & Johnson on an enterprise-wide basis. Outcomes against each of these measures, as well as Mr. Mongon’s 2021 annual incentive award payout, were determined by the J&J Compensation & Benefits Committee.
Financial measures consisted of operational sales and free cash flow, each measured with respect to our business and on an enterprise-wide basis, adjusted operating net income, measured with respect to our business, and adjusted operating EPS, measured on an enterprise-wide basis. Financial targets align with the guidance provided to the investment community, which links compensation to how effectively Johnson & Johnson delivers on its public commitments to its shareholders. Goals are set based on the objective of creating long-term sustainable value, Johnson & Johnson’s product portfolio and pipeline and competitive benchmarking.
Maximum and threshold payout levels were also established for each financial target based on a review of historical performance for each metric. If performance falls between threshold and target or between target and maximum, the payout factor is determined using interpolation. If performance falls below threshold for a goal, the percentage earned for that goal is 0%.
The table below shows the financial goals used to determine Mr. Mongon’s 2021 annual incentive award payout, their threshold, target and maximum values, their weightings and actual achievement against each goal:

T. Mongon 2021 Annual Incentive Award Financial Measures and Results
2021 Financial Measures	Weight	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Results(1)	Calculated Payout	Weighted Payout
Consumer Operational Sales ($ millions)	25.0%	$13,711	$14,433	$15,155	$14,440	101.0%	25.2%
Consumer Adjusted Operating Net Income ($ millions)	25.0%	$2,961	$3,117	$3,273	$3,179	139.7%	34.9%
Consumer Free Cash Flow ($ millions)	25.0%	$2,693	$2,992	$3,291	$3,334	200.0%	50.0%
Johnson & Johnson Operational Sales ($ millions)	8.3%	$84,930	$89,400	$93,870	$90,258	119.2%	9.9%
Johnson & Johnson Adjusted Operating EPS	8.3%	$8.88	$9.35	$9.82	$9.65	163.8%	13.7%
Johnson & Johnson Free Cash Flow ($ millions)	8.3%	$13,860	$15,400	$16,940	$17,074	200.0%	16.7%
						Total:	150.4%
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(1)With respect to each of the metrics measured with respect to our business, the targets were set, and results determined, by Johnson & Johnson, based on Johnson & Johnson’s calculation of the relevant metrics for our business as a reporting segment of Johnson & Johnson.
2021 Annual Incentive Awards – Other NEOs
Our other Named Executive Officers participated in the 2021 annual incentive plan maintained by Johnson & Johnson for its employees generally, other than executive officers. 2021 annual incentive awards subject to this plan were determined based on a combination of strategic and financial measures with respect to our business, each weighted 50%. The financial and strategic measures were the same as applied to Mr. Mongon with respect to our business. Payouts were determined after applying modifiers for individual performance and Johnson & Johnson enterprise-level financial and strategic performance. Mr. Mongon provided input on the 2021 annual incentive award payouts for our other Named Executive Officers, with final outcomes and payouts determined by the Johnson & Johnson Management Compensation Committee, comprised of Johnson & Johnson’s Chief Executive Officer, Chief Financial Officer and Chief Human Resources Officer.
2021 Annual Incentive Awards – Payouts
The table below shows, for each of our Named Executive Officers, the calculation of his or her final 2021 annual incentive award payout.

Name	2021 Target Annual Incentive	Combined Financial / Strategic Multiplier	Individual Performance Multiplier(1)	Johnson & Johnson Enterprise Multiplier	Payout Percentage(1)	2021 Annual Incentive Payout
T. Mongon	$875,000	135.3%	N/A	N/A	135.3%	$1,180,000 (2)
P. Ruh	$303,540	106.0%	115.3%	106.0%	129.6%	$393,262
K. Widmer	$393,750	106.0%	120.0%	106.0%	134.8%	$530,901
E. Xie	$386,250	106.0%	110.0%	106.0%	123.6%	$477,391
M. Stevens	$301,080	106.0%	129.2%	106.0%	145.1%	$436,964
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(1)Percentages have been rounded to the nearest tenth for presentation purposes only and the totals in the “2021 Annual Incentive Payout” column are calculated based on the applicable percentages prior to such rounding.
(2)In determining Mr. Mongon’s final payout, the J&J Compensation & Benefits Committee rounded his amount to the nearest ten thousand.
2019-2021 PSU Payout
Johnson & Johnson’s PSU Goal-Setting Process
Johnson & Johnson’s PSU goals are based on its long-term strategic plan, promote long-term, sustainable value creation and take into account its product portfolio and pipeline, anticipated healthcare market growth and other external factors, including the competitive landscape.
Cumulative Adjusted Operational EPS: Johnson & Johnson sets the EPS goal based on:
•Johnson & Johnson’s operational EPS guidance for the first year of the performance period, which is provided to the investment community.
•Sales and EPS targets included in Johnson & Johnson’s strategic plan for the second and third years of the performance period.
•Analysts’ expectations for Johnson & Johnson as well as Johnson & Johnson’s Competitor Composite Peer Group.
•Johnson & Johnson’s EPS growth to sales growth multiple aligned with a long-term goal of growing net income faster than sales.
Relative TSR: Johnson & Johnson sets the three-year relative TSR goal to meet the performance of its Competitor Composite Peer Group, which undergoes annual review. See “—Johnson & Johnson Peer Groups for Pay and Performance—Johnson & Johnson Competitor Composite Peer Group” for more information on Johnson & Johnson’s Competitor Composite Peer Group.
Operational Sales: Beginning with awards made in February 2020, one-year operational sales is not a PSU performance measure. For PSUs granted prior to 2020, Johnson & Johnson’s annual operational sales goals were based on actual sales from the prior year and then aligned to Johnson & Johnson’s annual operational sales growth guidance. Currency translation had a negative impact of approximately $421 million on the 2020 sales base used to set the 2021 operational sales growth goal. The following table shows the 2020 operational and reported sales, the 2020 impact of currency translation and the 2021 operational sales goal.

($ millions)
Base Year Sales
2020 Operational Sales	$83,005
2020 Currency Translation	($421)
2020 Reported Sales	$82,584
2021 Operational Sales Goal
2021 Operational Sales Growth Goal	8.3%
2021 Operational Sales Goal	$89,400
PSU Performance Versus Goals for Performance Periods Completed in 2021
Johnson & Johnson’s 2021 operational sales exceeded target. Due to the impact of COVID-19, Johnson & Johnson’s 2019-2021 adjusted operational EPS performance fell below target. Johnson & Johnson’s 2019-2021 TSR compound annual growth rate also fell below target as shown in the table below.

PSU Measure	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual	Calculated Payout
2021 Operational Sales ($ millions)	$84,930	$89,400	$93,870	$90,258	119.2%
2019-2021 Cumulative Adjusted Operational EPS	$24.90	$27.67	$30.44	$26.98	87.5%
2019-2021 Relative TSR (CAGR)	10% pts. below Competitive Composite Peer Group	Equal to Competitive Composite Peer Group	10% pts. above Competitive Composite Peer Group	(4.6) pts.	77.0%
If performance falls between threshold and target or between target and maximum, Johnson & Johnson determines the percentage of target earned using interpolation. If performance is below threshold for a goal, the percentage of target earned for that goal is 0%. If TSR is negative, the percentage of target earned based on TSR performance would be capped at 100%.
2019-2021 Operational Sales Performance Versus PSU Goals
Johnson & Johnson’s 2019-2021 operational sales performance was measured against three equally weighted one-year sales goals. Johnson & Johnson’s weighted 2019-2021 operational sales payout is shown in the table below. COVID-19 negatively impacted Johnson & Johnson’s 2020 results, but it did not make adjustments to performance or targets.

2019-2021 Operational Sales Payout	2019 (1/3rd Weight)	2020 (1/3rd Weight)	2021 (1/3rd Weight)	Weighted Payout
Payout (% of target)	145.9%	62.9%	119.2%	109.3%
2019-2021 PSU Payout as a Percentage of Target
Johnson & Johnson’s 2019-2021 PSUs paid out at 91.3% of target as shown in the table below.

PSU Measure	Weight	Calculated Payout	Weighted Payout
Operational Sales	1/3rd	109.3%	36.4%
2019-2021 Cumulative Adjusted Operational EPS	1/3rd	87.5%	29.2%
2019-2021 Relative TSR	1/3rd	77.0%	25.7%
PSU Payout Factor			91.3%

Compensation Decisions for 2021 Performance
Compensation Decision Process
In January and February of each year, the J&J Compensation & Benefits Committee (in the case of our Chief Executive Officer) and the Johnson & Johnson Management Compensation Committee (in the case of our other NEOs) assess and approve the performance of our NEOs and determine the:
•Annual incentive award payout for the prior year’s performance;
•Long-term incentive awards granted in the first quarter of the year based on the prior year’s performance; and
•Salary rate for the upcoming year.
In the tables below, we summarize Johnson & Johnson’s decisions regarding the annual incentive awards, long-term incentive awards and salary rates based on 2021 performance. We also show Johnson & Johnson’s 2021 total direct compensation to our NEOs, which includes long-term incentive awards granted in 2022. We believe that these tables best summarize the actions taken on the Named Executive Officers’ compensation for the performance year.
Following the completion of this offering, we expect that our Compensation & Human Capital Committee will review the compensation and benefit programs on a periodic basis for our Named Executive Officers and determine appropriate compensation and benefits for them.
2021 Total Direct Compensation
In the table below, we show the salary paid during 2021, the annual incentive award paid in respect of 2021 and long-term incentive grants approved on February 14, 2022 for performance in 2021 for each Named Executive Officer.

	Cash		Equity
Name	Salary Earned(1)	Annual Incentive(2)	Long-Term Incentive(3)	Total Direct Compensation
T. Mongon	$871,154	$1,180,000	$4,790,000	$6,841,154
P. Ruh	504,377	393,262	940,000	1,837,639
K. Widmer	496,415	530,901	1,357,125	2,384,441
E. Xie	473,631	477,391	1,189,650	2,140,672
M. Stevens	499,369	436,964	1,011,127	1,947,460
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(1)Represents base salaries paid during 2021.
(2)See “—2021 Annual Incentive Awards” for additional information regarding determinations with respect to 2021 annual incentive award payouts.
(3)Long-term incentive awards were approved on February 14, 2022 for the Named Executive Officers based on their 2021 performance, impact on Johnson & Johnson’s long-term results, competitive market data and long-term potential within the organization. In the table below, we show the total long-term incentive awards granted and the individual award values (at target values for PSUs).

Name	PSUs	Options	RSUs	Total Long-Term Incentives
T. Mongon	$2,874,000	$1,437,000	$479,000	$4,790,000
P. Ruh	470,000	282,000	188,000	940,000
K. Widmer	678,562	407,138	271,425	1,357,125
E. Xie	594,825	356,895	237,930	1,189,650
M. Stevens	505,564	303,338	202,225	1,011,127

In the table below, we show the number of PSUs (at target), options and RSUs granted by Johnson & Johnson, which determined the number of units or options for each type of long-term incentive by dividing the dollar amount by the value per unit (or option) and rounding to the nearest whole unit or option.

Name	PSUs $152.983	Options $23.234	RSUs $152.983
T. Mongon	18,786	61,849	3,131
P. Ruh	3,072	12,137	1,229
K. Widmer	4,436	17,523	1,774
E. Xie	3,888	15,361	1,555
M. Stevens	3,305	13,056	1,322
2022 Salary Rates
Johnson & Johnson does not guarantee annual salary increases and they are not automatic. Johnson & Johnson reviewed performance, market data, responsibilities and experience in determining the base salary rates for our Named Executive Officers.
The following table shows the 2022 annual base salary rate determined by Johnson & Johnson for each of our Named Executive Officers.

Name	2021 Base Salary Rate	2022 Base Salary Rate
T. Mongon	$875,000	$925,000
P. Ruh	505,900	522,000
K. Widmer	525,000	545,500
E. Xie	515,000	535,100
M. Stevens	501,800	519,900
Johnson & Johnson Peer Groups for Pay and Performance
Johnson & Johnson uses two peer groups for executive compensation:
•Executive Peer Group: Johnson & Johnson uses its Executive Peer Group to assess the competitiveness of the compensation of its executive officers, including Mr. Mongon.
•Competitor Composite Peer Group: Johnson & Johnson uses its Competitor Composite Peer Group to evaluate its relative corporate performance.
As described below, the two peer groups vary because executive compensation levels and practices are influenced by business complexity and company size. Most of Johnson & Johnson’s business competitors are smaller than Johnson & Johnson or even each of its individual businesses.
Johnson & Johnson Executive Peer Group
The J&J Compensation & Benefits Committee compares its executive compensation levels and practices to those of the Executive Peer Group companies. The Executive Peer Group consists of companies that are generally similar to Johnson & Johnson’s size and scope, have executive positions similar to those of Johnson & Johnson and compete with Johnson & Johnson for executive talent. The J&J Compensation & Benefits Committee reviews the composition of the Executive Peer Group annually.
Johnson & Johnson compares its executive officers’ (including Mr. Mongon) salaries, annual incentives, long-term incentives, total direct compensation, benefits, perquisites and other compensation to those of the Executive Peer Group companies.
Johnson & Johnson does not include non-U.S. companies in the Executive Peer Group because comparable compensation data for the executive officers is not available. Johnson & Johnson also does not include companies in industries whose compensation programs are not comparable to Johnson & Johnson’s programs, such as the financial services or oil and gas industries.
The following table lists Johnson & Johnson’s 2021 Executive Peer Group companies, their business characteristics and Johnson & Johnson’s rankings among these companies. Each company’s figures are for the four most recent fiscal quarters as of March 16, 2022. Market capitalization is as of December 31, 2021. Johnson & Johnson ranks in the top quartile of the peers for revenue, net income and market capitalization.

Company (Ticker Symbol)	Revenue ($ millions)	Net Income ($ millions)(1)	Market Cap ($ billions)(2)	Common Industry (Y/N)(3)	Gross Margin (>40%)	EBIT Margin (>10%)(4)	International Sales (> 33%)	Business Complexity(5)	R&D % of Sales (>or = 5%)
3M Company (MMM)	$35,355	$5,921	$102	✓	✓	✓	✓	✓	✓
Abbott Laboratories (ABT)	43,075	7,071	249	✓	✓	✓	✓	✓	✓
Abbvie (ABBV)	56,197	11,542	239	✓	✓			✓	✓
AT&T (T)(6)	168,864	20,081	176		✓			✓
The Boeing Company (BA)	62,286	(4,202)	118				✓	✓
Bristol Myers Squibb Company (BMY)	46,385	6,994	138	✓
Cisco Systems, Inc. (CSCO)(7)	51,549	11,825	267		✓	✓	✓	✓	✓
The Coca-Cola Company (KO)	38,655	9,771	256		✓	✓	✓		ND(8)
General Electric Company (GE)	74,196	(6,520)	104	✓			✓	✓
Intel Corporation (INTC)	79,024	19,868	209		✓	✓	✓	✓	✓
Intl Business Machines Corporation (IBM)(6)	57,350	5,743	120		✓		✓	✓	✓
Medtronic, plc. (MDT)(7)	31,785	4,915	139	✓	✓		✓	✓	✓
Merck & Co., Inc. (MRK)	48,704	12,345	194	✓	✓	✓	✓	✓	✓
Microsoft Corporation (MSFT)(9)	184,903	71,185	2,525		✓	✓	✓	✓	✓
PepsiCo, Inc. (PEP)	79,474	7,618	240		✓	✓	✓
Pfizer Inc. (PFE)	81,288	21,979	331	✓	✓	✓	✓	✓	✓
The Procter & Gamble Company (PG)(6), (9)	78,346	14,510	396	✓	✓	✓	✓	✓
Raytheon Technologies Corporation (RTX)	64,388	3,864	129					✓
Johnson & Johnson’s Ranking	3rd	3rd	2nd
Johnson & Johnson’s Percentile Rank	89%	89%	94%
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(1)Net Income reflects Net Income (Loss) attributable to company shareholders.
(2)Market Caps are derived from Bloomberg as of December 31, 2021.
(3)Common Industry means that the company is in an industry similar to one of Johnson & Johnson’s business segments: Pharmaceuticals, MedTech or Consumer Health.

(4)Earnings Before Interest and Tax (EBIT) is calculated as Income Before Tax (IBT) minus Net Interest Expense.
(5)Business Complexity means the company is a complex organization with multiple product lines.
(6)Prior year data is used as an alternative for AT&T Inc. international sales, AT&T Inc. R&D spend, International Business Machines Corporation’s international sales and The Procter & Gamble Company’s R&D spend due to lack of availability at the time of sourcing.
(7)Used last four calendar quarters ending January 28, 2022 for Medtronic plc and January 29, 2022 for Cisco Systems, Inc.
(8)ND represents “Not Disclosed” as The Coca-Cola Company does not disclose R&D data.
(9)Used last four calendar quarters ending December 31, 2021 for The Procter & Gamble Company and Microsoft Corporation.
Johnson & Johnson Competitor Composite Peer Group
The J&J Compensation & Benefits Committee compares overall Johnson & Johnson performance to the weighted performance of the Competitor Composite Peer Group companies. For example, when Johnson & Johnson sets the sales goals for its businesses, it compares the sales of its individual businesses to the total sales of its industry competitors. For the TSR component of PSUs, Johnson & Johnson weights the TSR within the three business groups by market capitalization and weights the three business groups using Johnson & Johnson’s sales mix each year. Johnson & Johnson includes each of the peer companies in only one of the business groups in calculating the Competitor Composite TSR for the PSU program.
These companies compete with one or more of Johnson & Johnson’s three business segments. Johnson & Johnson evaluates the peer group on an ongoing basis and updates it as necessary. Johnson & Johnson selects the companies based on the following criteria and financial metrics:
•Product Relevance
•Financial Comparison: Sales growth, net income growth and margin, EPS growth and TSR
•Global Presence
•Market Leadership
•Strength and consistency in financial outlook
The following table lists the 2021 Competitor Composite Peer Group companies by business.

Pharmaceuticals	Medical Devices	Consumer Health
•AbbVie Inc •Amgen Inc. •AstraZeneca PLC •Bristol-Myers Squibb Company •Eli Lilly and Company •GlaxoSmithKline plc •Merck & Co., Inc. •Novartis AG •Pfizer Inc. •Roche Holding AG(1) •Sanofi	•Alcon, Inc •Boston Scientific Corporation •The Cooper Companies, Inc •Intuitive Surgical, Inc. •Medtronic, PLC •Smith & Nephew plc •Styker Corporation •Zimmer Biomet Holdings, Inc.
•Beiersdorf AG
•Bayer AG(2)
•Colgate-Palmolive Company
•GlaxoSmithKline plc(2)
•The L’Oréal Group
•Pfizer Inc. (Consumer Healthcare)
•The Procter & Gamble Company
•Reckitt Benckiser Group plc
•Sanofi(2)
•Unilever plc

__________________
(1)Pharm Sales, SG&A, R&D and Operating Profit only
(2)OTC Sales only
Post-Offering Peer Group
We expect that our Compensation & Human Capital Committee will establish an independent peer group.
Compensation Decision Process
Assessing Performance
In assessing our Named Executive Officers’ contributions to Johnson & Johnson’s performance, Johnson & Johnson not only looks to results-oriented measures of performance (the “what”), but also considers how those results were achieved (the “how”). It considers whether the decisions and actions leading to the results were consistent with the values of Johnson & Johnson, as embodied in its Credo, and the long-term impact of executives’ decisions and actions. This last aspect of performance is not something that can be precisely measured, and there is no formula for how such behavior can, or will, impact an executive’s compensation. Those who are responsible for evaluating an executive’s performance must use their judgment and experience to evaluate whether an executive’s actions were aligned with Johnson & Johnson’s values.
As described in more detail below, as an executive officer of Johnson & Johnson, Mr. Mongon’s performance is assessed by both Johnson & Johnson’s Chief Executive Officer and the J&J Compensation & Benefits Committee, with all compensation decisions ultimately made by such committee. In the case of our other Named Executive Officers, their performance is assessed by Mr. Mongon and Johnson & Johnson’s Management Compensation Committee, comprised of Johnson & Johnson’s Chief Executive Officer, Chief Financial Officer and Chief Human Resources Officer. Following the completion of this offering, compensation decisions regarding our executive officers, including any performance assessments, will ultimately be made by our Compensation & Human Capital Committee.
Aligning Compensation to the “What” and the “How”
An individual employee can earn from 0% to 200% of the applicable target for annual incentives and long-term incentives based on his or her individual performance on both “the what” and “the how”. This broad range allows for meaningful differentiation based on performance.
Johnson & Johnson determines annual incentive awards, long-term incentive awards and salary rates on a component-by-component and total direct compensation basis. Johnson & Johnson also compares actual compensation for the prior year and target compensation for the current year to Executive Peer Group data.
The J&J Compensation & Benefits Committee (in the case of Mr. Mongon) and Johnson & Johnson’s Management Compensation Committee (in the case of our other Named Executive Officers) use their judgment and experience to determine annual incentive awards, long-term incentive awards and salary rates. Performance against goals is the most significant input in determining compensation levels. However, total direct compensation is not determined in a formulaic manner. In addition, Johnson & Johnson does not consider an employee’s previous long-term incentive awards and total equity ownership when making long-term incentive award determinations.
Governance of Executive Compensation
The J&J Compensation & Benefits Committee has retained Semler Brossy Consulting Group (“Semler Brossy”) since May 2020 to advise it on executive compensation matters. The J&J Compensation & Benefits Committee has sole authority to negotiate the terms of service, including all fees paid to its external consultants.
The table below summarizes the roles of each of the key participants in Johnson & Johnson’s executive compensation decision-making process applicable to our Named Executive Officers.

Participant	Role
J&J Compensation & Benefits Committee
•Acts on behalf of Johnson & Johnson’s board of directors by setting the principles that guide the design of Johnson & Johnson’s compensation and benefits programs
•Sets Johnson & Johnson’s executive compensation philosophy and composition of the Executive Peer Group
•Approves compensation target levels for Johnson & Johnson’s executive officers, including Mr. Mongon
•Sets compensation programs and principles that are designed to link executive pay with Johnson & Johnson and individual performance
•Reviews the eligibility criteria and award guidelines for the corporate-wide compensation and benefits programs, including those in which Mr. Mongon currently participates

Johnson & Johnson’s Chief Executive Officer	•Reviews and presents to the J&J Compensation & Benefits Committee the performance assessments and compensation recommendations for Mr. Mongon
Johnson & Johnson’s Management Compensation Committee	•Reviews and approves compensation decisions for each of our NEOs (other than Mr. Mongon)
Our Chief Executive Officer	•Reviews and presents to Johnson & Johnson’s Management Compensation Committee the performance assessments and compensation recommendations for our NEOs (other than Mr. Mongon)
Independent Compensation Consultant
•Attends all J&J Compensation & Benefits Committee meetings at the request of such committee
•Advises the J&J Compensation & Benefits Committee on market trends, regulatory issues and developments and how they may impact Johnson & Johnson’s executive compensation programs
•Reviews Johnson & Johnson’s compensation strategy and executive compensation programs for alignment with its strategic business objectives
•Advises on the design of Johnson & Johnson executive compensation programs to ensure linkage between pay and performance
•Provides market data analyses to the J&J Compensation & Benefits Committee

Independence of Compensation Consultant
The J&J Compensation & Benefits Committee determined that Semler Brossy’s services as its independent compensation consultant for 2021 did not raise any conflict of interest concerns. The J&J Compensation & Benefits Committee considered the following factors, among others, when assessing the independence of its compensation consultant:
•Semler Brossy did not provide any other services to Johnson & Johnson and reported directly to the J&J Compensation & Benefits Committee.
•Semler Brossy has policies and procedures in place to prevent conflicts of interest.
•No member of the Semler Brossy consulting team serving the J&J Compensation & Benefits Committee has a business or personal relationship with any member of the J&J Compensation & Benefits Committee or any executive officer of Johnson & Johnson.
•Neither Semler Brossy nor any principal of Semler Brossy owns any shares of Johnson & Johnson common stock.
•The amount of fees paid to Semler Brossy is less than 1% of their respective total consulting incomes.

Additional Information Concerning Executive Compensation
Limited Employment Arrangements and Agreements
Johnson & Johnson’s Severance Pay Plan provides severance benefits to certain full-time non-union U.S. employees who are involuntarily terminated. Johnson & Johnson provides two weeks’ base salary for each year of service, with guaranteed minimums based on an employee’s level. The minimum for each of our Named Executive Officers is 52 weeks of base salary. Johnson & Johnson pays severance according to its normal payroll cycle. It does not pay severance as a lump-sum payment.
Johnson & Johnson does not have employment arrangements or agreements with any of our Named Executive Officers.
Stock Ownership Guidelines for Named Executive Officers
Johnson & Johnson requires its executive officers, including Mr. Mongon, to own a certain amount of Johnson & Johnson stock to further align their interests with its shareholders’ interests. The Nominating & Corporate Governance Committee of Johnson & Johnson’s board of directors monitors compliance with these guidelines on an annual basis, and covered executives have five years after first becoming subject to the guidelines to achieve the required ownership threshold. Mr. Mongon is currently required to own Johnson & Johnson stock with a fair market value equal to six times Mr. Mongon’s annual base salary. Mr. Mongon currently meets the required level of ownership.
Johnson & Johnson does not count shares underlying options or unearned PSUs as owned shares for these guidelines. A covered executive cannot sell the after-tax shares received from long-term incentives until his or her ownership threshold is met.
Johnson & Johnson’s Policy Against Pledging, Hedging and Short Selling of Johnson & Johnson Stock prohibits directors and executive officers of Johnson & Johnson from pledging, entering into hedging arrangements, short selling or transacting in derivative instruments linked to the performance of Johnson & Johnson’s stock.
The J&J Compensation & Benefits Committee has approved initial stock ownership guidelines pursuant to which each of our executive officers must, no later than the fifth anniversary such executive officer becomes subject to the stock ownership guidelines, hold shares of our common stock directly or, to the extent permitted under the policy, indirectly with a market value of at least three times (six times for our CEO) such employee’s annual base salary.
Following the completion of this offering, we expect that the Board will review our executive officer stock ownership guidelines on a periodic basis.
Executive Compensation Recoupment Policy
Johnson & Johnson’s board of directors can recoup all or part of any compensation paid to an executive officer, including Mr. Mongon, in the event of a material restatement of Johnson & Johnson’s financial results. In such a situation, Johnson & Johnson’s board of directors will consider:
•whether any executive officer received compensation based on the original financial statements because it appeared he or she achieved financial performance targets that in fact were not achieved based on the restatement; and
•the accountability of any executive officer whose acts or omissions were responsible, in whole or in part, for the events that led to the restatement and whether such actions or omissions constituted misconduct.
Johnson & Johnson’s board of directors can also recoup compensation from senior executives in the event of significant misconduct resulting in a violation of a significant Johnson & Johnson policy, law or regulation relating to manufacturing, sales or marketing of products that causes material harm to Johnson & Johnson.

Following the completion of this offering, we expect to implement an executive compensation recoupment policy that will apply to, among others, our Named Executive Officers.
Tax Impact on Compensation
Johnson & Johnson considers objectives such as attracting, retaining and motivating leaders when designing its executive compensation programs. Johnson & Johnson also considers the tax-deductibility of compensation, but it is not its sole consideration.
For federal income tax purposes, compensation is an expense that is fully tax-deductible for almost all Johnson & Johnson’s U.S. employees. Following the 2017 tax reform, annual compensation in excess of $1 million paid to a company’s named executive officers who are covered employees under Section 162(m) of the Code will generally not be tax deductible, even if such compensation is performance-based or paid following termination of employment.
Following the completion of this offering, our Compensation & Human Capital Committee will consider the implications of Section 162(m) of the Code when designing and implementing our compensation programs, but will maintain flexibility to design programs that it believes are in the best interests of us and our shareholders and consistent with the objectives of our executive compensation programs, including the flexibility to authorize payments that might not be deductible.

Executive Compensation Tables
2021 Summary Compensation Table
In the table below, we show the compensation paid by Johnson & Johnson for fiscal year 2021 to our Named Executive Officers. For a complete understanding of the table, please read the descriptions of each column that follow the table.

Name and Principal Position(1)	Year	Salary(2) ($)	Stock Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Compensation(5) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(6) ($)	All Other Compensation(7) ($)	Total ($)
Thibaut Mongon	2021	871,154	3,962,962	1,449,005	1,185,129	230,000	206,210	7,904,460
EVP and Worldwide Chairman, Consumer Health
Paul Ruh	2021	504,377	749,700	270,007	393,262	111,000	22,697	2,051,043
Chief Financial Officer, Consumer Health
Kathleen Widmer	2021	496,415	1,017,596	371,982	530,901	138,000	22,339	2,577,233
Company Group Chairman, NA and LATAM
Ellie Bing Xie	2021	473,631	763,229	278,705	477,391	111,000	745,957	2,849,913
Company Group Chairman, APAC
Meredith (Meri) Stevens	2021	499,369	803,634	291,595	436,964	143,000	22,472	2,197,034
Worldwide VP, Consumer Health Supply Chain and Deliver
__________________
(1)Position reflects the NEO’s title during 2021.
(2)Reflects base salaries paid during 2021.
(3)Reflects grant date fair value of PSU and RSU awards. See “—2021 Grants of Plan-Based Awards Table” for details on 2021 awards.
PSUs are considered granted when the performance goals are approved (according to U.S. accounting rules). The 2021 PSUs use three-year EPS and TSR goals that were set in February 2021, so that 100% of the 2021 PSUs were considered granted in 2021. Since Johnson & Johnson’s 2019 PSUs use three one-year sales goals, 1/9th of the 2019 PSUs is considered granted in 2021 as shown in the following table:

	Fraction of Award Considered Granted in 2021
PSU Award	2021 Operational Sales	2021-2023 Cumulative Adjusted Operational EPS	2021-2023 Relative TSR	Total
2021-2023	N/A	50%	50%	100%
2019-2021	1/9th	N/A	N/A	1/9th

The following table details the number and value of the PSUs assuming achievement at (i) threshold, (ii) target and (iii) maximum performance (at 200%).

		Performance Share Units
		Units			Grant Date Fair Value
Name	Award	Threshold	Target	Maximum	Threshold	Target	Maximum
T. Mongon	2021-2023 PSU	—	18,976	37,952	—	$3,403,327	$6,806,653
	2019-2021 PSU	—	477	954	—	76,582	153,165
P. Ruh	2021-2023 PSU	—	2,947	5,894	—	528,542	1,057,083
	2019-2021 PSU	—	256	512	—	41,101	82,202
K. Widmer	2021-2023 PSU	—	4,060	8,120	—	728,157	1,456,314
	2019-2021 PSU	—	258	516	—	41,422	82,844
E. Xie	2021-2023 PSU	—	3,042	6,084	—	545,580	1,091,159
	2019-2021 PSU	—	198	396	—	31,789	63,578
M. Stevens	2021-2023 PSU	—	3,182	6,364	—	570,689	1,141,377
	2019-2021 PSU	—	240	480	—	38,532	77,064
(4)Reflects the grant date fair value of option awards. See “—2021 Grants of Plan-Based Awards Table” for details on 2021 awards.
(5)Reflects the annual incentive award and dividend equivalents received on vested Certificates of Long-Term Performance (“CLPs”).
•Annual Incentives: The J&J Compensation & Benefits Committee (in the case of Mr. Mongon) and Johnson & Johnson’s Management Compensation Committee (in the case of all other NEOs) approved the annual incentives after reviewing performance for the year. Annual incentives are paid in the first quarter of the year following the performance year.
•CLPs: Johnson & Johnson stopped granting CLPs in 2012. These variable, cash-based long-term incentives, which are valued based on a formula tied to Johnson & Johnson’s net earnings per share, granted to Mr. Mongon have all vested and were paid out in accordance with their original terms prior to the date of this prospectus. The values of CLPs are included in several tables in this prospectus, as follows:
•Non-Equity Incentive Plan Compensation column of the 2021 Summary Compensation Table includes the dividend equivalents paid on vested CLPs during 2021.
•Change in Pension Value and Non-Qualified Deferred Compensation Earnings column of the 2021 Summary Compensation Table includes the annual change in value of vested CLPs during 2021, but only to the extent that the unit values grow at a rate that exceeds a reference rate of return.
•2021 Non-Qualified Deferred Compensation Table set forth below includes the value of vested CLPs that have not been paid out as of December 31, 2021 and the value of the CLPs that were paid out at the end of their 10-year term
The following table details the amounts included in the Non-Equity Incentive Plan Compensation column.

Name	Year	Annual Incentive	Value of CLP Dividend Equivalents Earned During the Fiscal Year	Total
T. Mongon	2021	$1,180,000	$5,129	$1,185,129
P. Ruh	2021	393,262	—	393,262
K. Widmer	2021	530,901	—	530,901
E. Xie	2021	477,391	—	477,391
M. Stevens	2021	436,964	—	436,964

(6)Reflects the increase in the present value of the accrued pension benefit and the above-reference-rate non-qualified deferred compensation earnings. The table below shows the change in pension values and above-reference-rate amounts for vested CLPs.

Name	Year	Change in Pension Present Value	Above Reference Rate Calculation for Vested CLPs	Total
T. Mongon	2021	$230,000	—	$230,000
P. Ruh	2021	111,000	—	111,000
K. Widmer	2021	138,000	—	138,000
E. Xie	2021	111,000	—	111,000
M. Stevens	2021	143,000	—	143,000
The change in pension present value is not a current cash payment. The pensions are only paid after an employee is deemed to have “retired” (generally separation from Johnson & Johnson, or if later, attainment of a specified age). See “—2021 Pension Benefits” below for details on the pension. The following factors affect the change in pension value reported above:
•Service, Pay and Age: The following factors increased the present values:
•Service: An additional year of completed service was included in the calculation of benefits;
•Pay: The NEOs’ pay, which determines the level of pension benefits, increased since the previous fiscal year-end; and
•Age: Each executive is one year closer to the age when Johnson & Johnson assumes the pension payments will begin.
•Changes in Assumptions: The change in pension present value is highly sensitive to changes in mortality and interest rate assumptions, which can increase or decrease the value. For 2021, Johnson & Johnson utilized the PRI-2012 Table, Generational Mortality Projection with Scale MMP-2021, which did not affect the present values, and discount rates for the Salaried and Excess Pension Plans of 2.91% and 2.89%, respectively, which resulted in a decrease of the present values.
Any above-reference-rate returns on vested CLPs are deferred and not paid in the current year.
•The change in the values of the CLPs depends on Johnson & Johnson’s long-term operational performance
•Johnson & Johnson uses 120% of the December applicable federal long-term interest rate (AFR) as the reference rate
•Negative figures are not included in the 2021 Summary Compensation Table (according to the SEC’s rules)
The following table details the calculation of the above-reference-rate returns on CLPs:

Above-Reference-Rate Return	CLP
Beginning of Year Unit Value	$5.65
End of Year Unit Value	$5.70
Change in Unit Value ($)	$0.05
Change in Unit Value (%)	0.88%
Reference-Rate	2.28%
Above-Reference-Rate Return	(1.40)%
Above Reference-Rate Return included in the 2021 Summary Compensation Table	0.00%
(7)Reflects the 2021 value of perquisites and other personal benefits and Johnson & Johnson contributions to its 401(k) and Excess Savings Plans.

Name	Perquisites and Other Personal Benefits	Registrant Contributions to Defined Contribution Plans	Total
T. Mongon	$167,008	$39,202	$206,210
P. Ruh	—*	22,697	22,697
K. Widmer	—*	22,339	22,339
E. Xie	724,644	21,313	745,957
M. Stevens	—*	22,472	22,472
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*Total perquisite and other personal benefits amounted to less than $10,000.

Details for the Perquisites and Other Personal Benefits reflected above are as follows:
•T. Mongon: $167,008, which includes $65,109 for personal use of corporate aircraft, $95,177 for moving and relocation expenses, personal use of a company car and driver and home security-related costs.
•E. Xie: $724,644, which reflects reimbursement of certain expenses incurred by Ms. Xie as a result of her international assignment to Singapore at Johnson & Johnson’s request, consisting of (a) $230,174 of moving and relocation expenses (generally consisting of temporary housing and travel), (b) $40,128 of allowances to defray costs associated with such assignment, such as travel and utilities, and (c) $454,342 to reimburse taxes that Ms. Xie would not have incurred if she had not been on international assignment (including Singapore income taxes and taxes incurred on the moving and relocation benefits).
Johnson & Johnson values perquisites and other personal benefits based on the incremental cost to Johnson & Johnson.
Johnson & Johnson calculates the incremental cost for personal use of the Johnson & Johnson aircraft as the sum of the cost of trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hangar or aircraft parking costs, fuel costs based on the average annual cost of fuel per mile flown and other smaller variable costs. Fixed costs such as aircraft purchase costs, maintenance not related to personal trips and flight crew salaries are not included.
Johnson & Johnson calculates the incremental cost for Johnson & Johnson cars and drivers for commuting and other personal transportation as the sum of the cost of fuel, driver overtime fees and other smaller variable costs. Fixed costs such as car purchase costs, maintenance not related to personal trips and driver salaries are not included.
Named Executive Officers are taxed on the imputed income attributable to their personal use of Johnson & Johnson aircraft and cars and do not receive tax assistance from Johnson & Johnson with respect to these amounts. These values are not paid to our Named Executive Officers and consist primarily of driver overtime, fuel costs, landing fees, handling charges, crew expenses and other incidentals.
2021 Grants of Plan-Based Awards Table
In the table below, we show the potential ranges of the 2021 annual incentive and the PSUs considered granted by Johnson & Johnson in 2021. We also show the RSUs and options granted by Johnson & Johnson in 2021. We include the grant date fair values of the stock awards and option awards reflected in the 2021 Summary Compensation Table.
For a complete understanding of the table, please read the descriptions of each column that follows the table.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive)(1)			Estimated Future Payouts Under Equity Incentive Plan Awards (Performance Share Units)(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)(4)	Closing Market Price on the Grant Date ($)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Name	Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
T. Mongon	Annual Incentive	—	—	875,000	1,750,000	—	—	—	—	—	—	—	—
	2021-2023 PSUs	2/8/2021	—	—	—	—	18,976	37,952	—	—	—	164.92	3,403,327
	2019-2021 PSUs	2/8/2021	—	—	—	—	477	954	—	—	—	164.92	76,582
	RSUs	2/8/2021	—	—	—	—	—	—	3,163	—	—	164.92	483,053
	Stock Options	2/8/2021	—	—	—	—	—	—	—	69,470	164.62	164.92	1,449,005
P. Ruh	Annual Incentive	—	—	303,540	607,080	—	—	—	—	—	—	—	—
	2021-2023 PSUs	2/8/2021	—	—	—	—	2,947	5,894	—	—	—	164.92	528,542
	2019-2021 PSUs	2/8/2021	—	—	—	—	256	512	—	—	—	164.92	41,101
	RSUs	2/8/2021	—	—	—	—	—	—	1,179	—	—	164.92	180,057
	Stock Options	2/8/2021	—	—	—	—	—	—	—	12,945	164.62	164.92	270,007
K. Widmer	Annual Incentive	—	—	393,750	787,500	—	—	—	—	—	—	—	—
	2021-2023 PSUs	2/8/2021	—	—	—	—	4,060	8,120	—	—	—	164.92	728,157
	2019-2021 PSUs	2/8/2021	—	—	—	—	258	516	—	—	—	164.92	41,422
	RSUs	2/8/2021	—	—	—	—	—	—	1,624	—	—	164.92	248,017
	Stock Options	2/8/2021	—	—	—	—	—	—	—	17,834	164.62	164.92	371,982
E. Xie	Annual Incentive	—	—	386,250	772,500	—	—	—	—	—	—	—	—
	2021-2023 PSUs	2/8/2021	—	—	—	—	3,042	6,084	—	—	—	164.92	545,580
	2019-2021 PSUs	2/8/2021	—	—	—	—	198	396	—	—	—	164.92	31,789
	RSUs	2/8/2021	—	—	—	—	—	—	1,217	—	—	164.92	185,860
	Stock Options	2/8/2021	—	—	—	—	—	—	—	13,362	164.62	164.92	278,705
M. Stevens	Annual Incentive	—	—	301,080	602,160	—	—	—	—	—	—	—	—
	2021-2023 PSUs	2/8/2021	—	—	—	—	3,182	6,364	—	—	—	164.92	570,689
	2019-2021 PSUs	2/8/2021	—	—	—	—	240	480	—	—	—	164.92	38,352
	RSUs	2/8/2021	—	—	—	—	—	—	1,273	—	—	164.92	194,413
	Stock Options	2/8/2021	—	—	—	—	—	—	—	13,980	164.62	164.92	291,595
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(1)Reflects the threshold, target and maximum annual incentive amounts for 2021 performance. The J&J Compensation & Benefits Committee in the case of Mr. Mongon and the Johnson & Johnson Management Compensation Committee in the case of the other NEOs considered the applicable potential range when determining the actual annual incentives (included in the column labeled “Non-Equity Incentive Compensation” of the 2021 Summary Compensation Table).
(2)Reflects the threshold, target and maximum number of PSUs that were considered granted in 2021. See the footnote to the “Stock Awards” column of the 2021 Summary Compensation Table for details on the awards that were considered granted in 2021 according to U.S. accounting rules.
For actual performance results of the portion of the 2019 PSUs tied to 2021 operational sales performance, please see “Compensation Discussion and Analysis—2019-2021 PSU Payout.”
(3)Reflects the number of RSUs awarded in February 2021 based on 2020 performance.
(4)Reflects the number of options awarded in February 2021 based on 2020 performance and their exercise price.
(5)Reflects the closing price of Johnson & Johnson common stock on the date of grant.
(6)Reflects the grant date fair values of PSUs, RSUs and option awards considered granted in 2021. We include the grant date fair values of the stock awards and option awards in the columns labeled, respectively, “Stock Awards” and “Option Awards” in the 2021 Summary Compensation Table.

Details on Johnson & Johnson’s 2021 Long-Term Incentive Grant Date Fair Values
Assumptions used for PSUs, RSUs and options: Johnson & Johnson used the same grant date, common stock fair market value and dividend yield assumptions in calculating the fair values of the PSUs, RSUs and options.
Fair values of RSUs and PSUs tied to 2021 operational sales and 2021-2023 EPS: Johnson & Johnson calculated the fair value of RSUs and PSUs tied to 2021 operational sales and 2021-2023 EPS based on the common stock fair market value discounted by the expected dividend yield since dividends are not paid prior to vesting. The discount is greater on the awards with more time until vesting since those awards do not receive dividends for a longer period than the awards with less time remaining in the vesting period.
2021-2023 PSUs: Johnson & Johnson calculated the fair value of the 2021-2023 PSUs using the weighted average of the fair values of the EPS and relative TSR components. An independent third party calculated the fair value of the PSUs tied to relative TSR using a Monte Carlo simulation.
Options: Johnson & Johnson valued the options using the Black-Scholes model with the assumptions below.

Assumptions Used in PSU, RSU and Option Fair Value Calculations
Grant Date	2/8/2021
Johnson & Johnson Common Stock Fair Market Value (average of the high and low prices on the NYSE)	$164.62
Dividend Yield	2.50%

Fair Values of RSUs and PSUs Tied to 2021 Operational Sales and 2021-2023 EPS Performance
RSUs	$152.720
2021-2023 PSUs Tied to 2021-2023 EPS Performance	$152.720
PSUs Tied to 2021 Operational Sales (2019-2021 PSUs)	$160.550

2021-2023 PSU Fair Value
Performance Measures	Weight	Fair Value
2021-2023 EPS	50%	$152.720
2021-2023 Relative TSR	50%	$205.979
Weighted Average		$179.349

2021 Option Fair Value
Exercise Price	$164.62
Risk Free Rate (determined based on U.S. treasury rate of seven years)	0.83%
Expected Volatility (calculated using blended historical average volatility and implied volatility on at-the-money, 2-year, traded options)	18.586%
Expected Life in Years (calculated based on historical data)	7.00
Fair Value	$20.858

2021 Outstanding Equity Awards at Fiscal Year-End
In the table below, we show the outstanding options, RSUs and PSUs as of fiscal year-end 2021.

				Option Awards				Stock Awards
				Number of Securities Underlying Unexercised Options (#)
Name	Grant Date(1)		Vesting Date(2)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
T. Mongon	Options
		2/9/2015	2/10/2019	19,985	—	100.06	2/9/2025	—	—	—	—
		2/8/2016	2/9/2019	17,810	—	101.87	2/8/2026	—	—	—	—
		2/13/2017	2/13/2020	10,033	—	115.67	2/13/2027	—	—	—	—
		2/12/2018	2/12/2021	16,953	—	129.51	2/12/2028	—	—	—	—
		2/11/2019	2/11/2022	—	18,293	131.94	2/11/2029	—	—	—	—
		2/10/2020	2/10/2023	—	58,477	151.41	2/10/2030	—	—	—	—
		2/8/2021	2/8/2024	—	69,470	164.62	2/8/2031	—	—	—	—
	RSUs
		2/11/2019	2/11/2022	—	—	—	—	3,759	643,052	—	—
		2/10/2020	2/10/2023	—	—	—	—	2,285	390,895	—	—
		2/8/2021	2/8/2024	—	—	—	—	3,163	541,094	—	—
	2019-2021	PSU Award
		2/11/2019	2/11/2022	—	—	—	—	3,053	522,277	—	—
		2/10/2020	2/11/2022	—	—	—	—	300	51,321	—	—
		2/8/2021	2/11/2022	—	—	—	—	569	97,339	—	—
	2020-2022	PSU Award
		2/10/2020	2/10/2023	—	—	—	—	—	—	12,264	2,098,002
	2021-2023	PSU Award
		2/8/2021	2/8/2024	—	—	—	—	—	—	21,490	3,676,294
P. Ruh	Options
		2/11/2019	2/11/2022	—	9,829	131.94	2/11/2029	—	—	—	—
		2/10/2020	2/10/2023	—	18,721	151.41	2/10/2030	—	—	—	—
		2/8/2021	2/8/2024	—	12,945	164.62	2/8/2031	—	—	—	—
	RSUs
		2/11/2019	2/11/2022	—	—	—	—	2,020	345,561	—	—
		2/10/2020	2/10/2023	—	—	—	—	1,464	250,446	—	—
		2/8/2021	2/8/2024	—	—	—	—	1,179	201,692	—	—
	2019-2021	PSU Award
		2/11/2019	2/11/2022	—	—	—	—	1,641	280,726	—	—
		2/10/2020	2/11/2022	—	—	—	—	161	27,542	—	—
		2/8/2021	2/11/2022	—	—	—	—	305	52,176	—	—
	2020-2022	PSU Award
		2/10/2020	2/10/2023	—	—	—	—	—	—	3,273	559,912
	2021-2023	PSU Award
		2/8/2021	2/8/2024	—	—	—	—	—	—	3,337	570,861
K. Widmer	Options
		2/13/2017	2/13/2020	9,146	—	115.67	2/13/2027	—	—	—	—
		2/12/2018	2/12/2021	7,988	—	129.51	2/12/2028	—	—	—	—

				Option Awards				Stock Awards
				Number of Securities Underlying Unexercised Options (#)
Name	Grant Date(1)		Vesting Date(2)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
		2/11/2019	2/11/2022	—	9,885	131.94	2/11/2029	—	—	—	—
		2/10/2020	2/10/2023	—	20,543	151.41	2/10/2030	—	—	—	—
		2/8/2021	2/8/2024	—	17,834	164.62	2/8/2031	—	—	—	—
	RSUs
		2/11/2019	2/11/2022	—	—	—	—	2,031	347,443	—	—
		2/10/2020	2/10/2023	—	—	—	—	1,606	274,738	—	—
		2/8/2021	2/8/2024	—	—	—	—	1,624	277,818	—	—
	2019-2021	PSU Award
		2/11/2019	2/11/2022	—	—	—	—	1,648	281,923	—	—
		2/10/2020	2/11/2022	—	—	—	—	162	27,713	—	—
		2/8/2021	2/11/2022	—	—	—	—	308	52,690	—	—
	2020-2022	PSU Award
		2/10/2020	2/10/2023	—	—	—	—	—	—	3,592	614,483
	2021-2023	PSU Award
		2/8/2021	2/8/2024	—	—	—	—	—	—	4,598	786,580

E. Xie	Options
		2/8/2016	2/9/2019	6,472	—	101.87	2/8/2026	—	—	—	—
		2/13/2017	2/13/2020	5,744	—	115.67	2/13/2027	—	—	—	—
		2/12/2018	2/12/2021	5,705	—	129.51	2/12/2028	—	—	—	—
		2/11/2019	2/11/2022	—	7,582	131.94	2/11/2029	—	—	—	—
		2/10/2020	2/10/2023	—	11,689	151.41	2/10/2030	—	—	—	—
		2/8/2021	2/8/2024	—	13,362	164.62	2/8/2031	—	—	—	—
	RSUs
		2/11/2019	2/11/2022	—	—	—	—	1,558	266,527	—	—
		2/10/2020	2/10/2023	—	—	—	—	914	156,358	—	—
		2/8/2021	2/8/2024	—	—	—	—	1,217	208,192	—	—
	2019-2021	PSU Award
		2/11/2019	2/11/2022	—	—	—	—	1,264	216,232	—	—
		2/10/2020	2/11/2022	—	—	—	—	125	21,384	—	—
		2/8/2021	2/11/2022	—	—	—	—	236	40,373	—	—
	2020-2022	PSU Award
		2/10/2020	2/10/2023	—	—	—	—	—	—	2,044	349,667
	2021-2023	PSU Award
		2/8/2021	2/8/2024	—	—	—	—	—	—	3,445	589,336
M. Stevens	Options
		2/11/2019	2/11/2022	—	9,200	131.94	2/11/2029	—	—	—	—
		2/10/2020	2/10/2023	—	13,094	151.41	2/10/2030	—	—	—	—
		2/8/2021	2/8/2024	—	13,980	164.62	2/8/2031	—	—	—	—
	RSUs
		2/11/2019	2/11/2022	—	—	—	—	1,890	323,322	—	—
		2/10/2020	2/10/2023	—	—	—	—	1,024	175,176	—	—
		2/8/2021	2/8/2024	—	—	—	—	1,273	217,772	—	—

				Option Awards				Stock Awards
				Number of Securities Underlying Unexercised Options (#)
Name	Grant Date(1)		Vesting Date(2)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
	2019-2021	PSU Award
		2/11/2019	2/11/2022	—	—	—	—	1,536	262,764	—	—
		2/10/2020	2/11/2022	—	—	—	—	151	25,832	—	—
		2/8/2021	2/11/2022	—	—	—	—	286	48,926	—	—
	2020-2022	PSU Award
		2/10/2020	2/10/2023	—	—	—	—	—	—	2,289	391,579
	2021-2023	PSU Award
		2/8/2021	2/8/2024	—	—	—	—	—	—	3,604	616,536
___________________
(1)PSUs are considered granted when the performance goals are approved (according to U.S. accounting rules). Since Johnson & Johnson used three one-year sales goals prior to the 2020 awards, the PSU awards are grouped based on their vesting date.
(2)Options, RSUs and PSUs vest 100% three years from the date of grant. PSUs are not distributed until the percent of target vested based on performance is certified by the J&J Compensation & Benefits Committee at the end of the three-year performance period. Please see the above footnote for when the PSUs tied to operational sales in the second and third years of the three-year performance period are considered granted for accounting purposes.
(3)The PSUs that have been earned based on performance to date are reflected as awards that are no longer subject to performance criteria. See “—Compensation Discussion and Analysis—2019-2021 PSU Payout” for details.
(4)Johnson & Johnson calculated the estimated number of PSUs to vest in the future assuming:
•2020-2022 PSUs tied to (i) Relative TSR performance vest at 98.00% of target and (ii) cumulative adjusted EPS performance vest at 80.90% of target.
•2021-2023 PSUs tied to (i) Relative TSR performance vest at 88.00% of target and (ii) cumulative adjusted EPS performance vest at 138.50% of target.
(5)Johnson & Johnson calculated the market values of unvested RSUs and PSUs included in the table above using the closing price of Johnson & Johnson’s common stock on the NYSE on December 31, 2021, which was the last business day of Johnson & Johnson’s fiscal year 2021, or $171.07.
2021 Option Exercises and Stock Vested
The table below shows, for each of our NEOs, how many options, PSUs and RSUs were exercised or vested in 2021, as applicable, and their value when they were exercised or vested, as applicable.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
T. Mongon	—	—	7,145	1,182,855
P. Ruh	11,641	471,344	4,906	812,188
K. Widmer	4,386	335,968	3,367	557,407
E. Xie	—	—	2,404	397,982
M. Stevens	9,735	350,949	4,102	679,086

2021 Pension Benefits
In the table below, we show the present value of pension benefits as of year-end 2021 and payments during 2021 to our NEOs. For a complete understanding of the table, please read the description of the pension benefits that follow the table.

			Present Value of Accumulated Benefit
Name	Number of Years Credited Service (#)	Normal Retirement Age	Salaried Pension Plan ($)	Excess Pension Plan ($)	Total ($)	Payments During Last Fiscal Year ($)
T. Mongon	2.67	62	86,000	465,000	551,000	—
P. Ruh	4.92	62	169,000	326,000	495,000	—
K. Widmer	27.83	62	1,420,000	668,000	2,088,000	—
E. Xie	6.33	62	205,000	267,000	472,000	—
M. Stevens	6.67	62	261,000	470,000	731,000	—
Johnson & Johnson calculated the present values in the table assuming: (i) for the Salaried Pension Plan, a 2.91% discount rate; (ii) for the Excess Pension Plan, a 2.89% discount rate; and (iii) for both plans, the mortality assumptions provided under the PRI-2012 Table, Generational Mortality Projection with Scale MMP-2021.
The Named Executive Officers participate in Johnson & Johnson’s U.S. defined benefit pension plans on the same basis as other U.S. non-union employees. For all NEOs other than Ms. Widmer, their pension benefit is determined solely under the formula applicable to employees hired on or after January 1, 2015 (the Retirement Value Plan, or “RVP”, formula). For Ms. Widmer, a portion of her pension benefit with a present value of $1,342,000 is determined under the formula applicable to employees hired prior to January 1, 2015 (the Final Average Pay formula), with the remainder of her pension benefits, representing the portion of her pension benefits earned after she recommenced service with us in 2015, determined under the RVP formula. The RVP and Final Average Pay formulas are described below.
Johnson & Johnson provides pension benefits to its employees to provide retirement income, facilitate succession and motivate long-term service. Johnson & Johnson’s pension benefits are paid through its Salaried Pension Plan and Excess Pension Plan as described below.
•Final Average Pay Pension Formula: This formula describes a monthly annuity amount payable for life once the employee is deemed to have “retired” from Johnson & Johnson (generally separation from Johnson & Johnson, or if later, attainment of a specified age).
•Retirement Age: At age 62 employees can begin receiving unreduced pension payments. At age 55 they can begin receiving reduced pension benefits. If an employee begins receiving his or her pension before age 62, the pension is reduced by 4% per year for each year before age 62.
•Monthly Annuity Amount: We calculate the monthly annuity amount as:
(1)Final average earnings multiplied by 1.667%, multiplied by years of service prior to 2005, plus
(2)Final average earnings multiplied by 1.55%, multiplied by years of service after 2004, minus
(3)Age 65 Social Security benefits multiplied by 1.429%, multiplied by total years of service.
•Final Average Earnings: Final average earnings is the average of the highest consecutive 60 months out of the last 120 months of pay. Earnings include base salary and annual incentive payouts.
•Benefits Paid as an Annuity: Pension benefits must be taken in the form of an annuity.

•Retirement Value Plan Pension Formula: This formula describes a lump sum payable at the time the employee is deemed to have “retired” from Johnson & Johnson (generally separation from Johnson & Johnson, or if later, attainment of a specified age).
•Retirement Age: At age 62 employees can receive an unreduced pension payment. If an employee receives his or her pension before age 62, the pension is reduced for early commencement for each year before age 62.
•Lump Sum Amount: Johnson & Johnson calculates the lump sum amount as an RVP credit of 15% of “plan earnings” (see below) for each year of service. The sum of each year’s RVP credits equals the pension benefit payable as a lump sum at age 62.
•Plan Earnings: Earnings include base salary and annual incentive payouts.
•Form of Benefit Payment: The Excess Pension Plan benefit is only available as a lump sum. The RVP Salaried Plan benefit amount is expressed as a lump sum but can also be payable in one of the optional annuity forms available under the RVP Salaried Plan.
•Pension Plans: Johnson & Johnson pays its U.S. pensions from the Salaried and Excess Pension Plans as follows:
•Salaried Pension Plan: The Salaried Pension Plan applies the Final Average Pay and RVP formulas, as applicable, to pay up to the IRS’s covered compensation limit. The limit was $290,000 in 2021.
•Excess Pension Plan: The Excess Pension Plan uses the Final Average Pay and RVP formulas, as applicable, without applying the IRS pay limits. The Excess Pension Plan’s payments are reduced by amounts paid from the Salaried Pension Plan. U.S. non-union employees participate in the Excess Pension Plan if their covered compensation exceeds the IRS limit.
2021 Non-Qualified Deferred Compensation
In the table below, we show our Named Executive Officers’ year-end non-tax-qualified compensation deferral plan balances in Johnson & Johnson’s Excess Savings Plan and the value of CLPs. We also show how much Johnson & Johnson contributed to the Excess Savings Plan, the earnings on the deferred compensation and withdrawals and distributions during the year. For a complete understanding of the table, please read the descriptions of the columns that follow the table.

Name	Registrant Contributions in Last FY(1) ($)	Aggregate Earnings in Last FY(2) ($)	Aggregate Withdrawals / Distributions(3) ($)	Aggregate Balance at Last FYE(4) ($)
T. Mongon	26,152	8,043	168,483	272,834
P. Ruh	9,647	4,471	—	46,551
K. Widmer	9,289	5,389	—	61,344
E. Xie	8,263	3,085	—	33,701
M. Stevens	9,422	5,759	—	65,066
__________________
(1)Includes Johnson & Johnson contributions to the Named Executive Officer’s Excess Savings Plan accounts. These amounts are included in the “All Other Compensation” column of the 2021 Summary Compensation Table.
(2)Includes earnings on the Excess Savings Plan and the change in value of CLPs. We show each of these amounts and the total earnings in the table below. See details on CLP unit values in the footnotes to the “Non-Equity Incentive Compensation” and “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” columns of the 2021 Summary Compensation Table.
The earnings or losses on the Excess Savings Plan balances are based on market rates of return as described in the footnote to the “Change in Pension and Non-Qualified Deferred Compensation Earnings” column of the 2021 Summary Compensation Table. Therefore, there are no above-market earnings from this plan and the amounts are not included in the “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” column of the 2021 Summary Compensation Table.
The change in value of the CLPs is included in the “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” column of the 2021 Summary Compensation Table, but only to the extent that the unit value grows at a rate that exceeds a reference rate of return.

See the footnote to the “Change in Pension and Non-Qualified Deferred Compensation Earnings” column of the 2021 Summary Compensation Table for details.

Name	Earnings / (Losses) on Excess Savings Plan ($)	Change in Value of Vested CLPs ($)	Total ($)
T. Mongon	6,314	1,729	8,043
P. Ruh	4,471	—	4,471
K. Widmer	5,389	—	5,389
E. Xie	3,085	—	3,085
M. Stevens	5,759	—	5,759
(3)Includes the payouts of vested CLPs awarded in 2011 at the end of their 10-year terms.
(4)Includes the Excess Savings Plan balances and the value of all vested CLPs (calculated using the end of year unit values). See details on CLP unit values below.

Name	Excess Savings Plan Balance ($)	CLP Values ($)	Total ($)
T. Mongon	75,699	197,135	272,834
P. Ruh	46,551	—	46,551
K. Widmer	61,344	—	61,344
E. Xie	33,701	—	33,701
M. Stevens	65,066	—	65,066
•Excess Savings Plan: Johnson & Johnson’s 401(k) Savings Plan provides a matching contribution of 4.5% of base salary to employees who contribute at least 6% of base salary. The base salary covered under this plan is limited by the IRS’s covered compensation limit. The limit was $290,000 in 2021. The Excess Savings Plan credits an unfunded account with 4.5% of the amount of the base salary over the IRS limit.
•Earnings: The accounts were credited with earnings equal to the return on each Named Executive Officer’s default Target Date Fund, as determined by birth year.
•Distribution: Account balances will be paid out in a lump sum, six months after termination, unless the participant made an irrevocable deferral or installment election before December 15, 2008.
•CLP Unit Values: The following table includes the beginning and end of year CLP unit values. It also includes the change in unit values during the year.

Unit Values and Change in Values	CLP ($)
Beginning of Year Unit Value	$5.65
End of Year Unit Value	$5.70
Change in Unit Value	$0.05
2021 Potential Payments Upon Termination
Johnson & Johnson pays earned and unpaid compensation to its employees upon terminations as described below. In addition, depending upon the circumstances of the termination and the employee’s age and years of service, Johnson & Johnson pays severance, provides continued health benefit coverage and provides continued vesting in equity incentives as described below. None of our NEOs are party to an employment agreement with Johnson & Johnson, and Johnson & Johnson does not have any change-in-control benefits. While we expect our initial executive compensation program will be similar, following the completion of this offering, our Compensation & Human Capital Committee will review our compensation program on a periodic basis to ensure it aligns with our compensation philosophy and our business needs and strategic priorities along with the interests of our shareholders.
•Earned but Unpaid Compensation: Upon any termination of employment as of year-end 2021, employees would receive their 2021 annual incentive and vested non-qualified deferred compensation. They would also be entitled to their pension benefits upon retirement. If a Named Executive Officer had terminated as of year-end 2021, he or she would have received his or her:
•Earned but Unpaid Annual Incentives for 2021: An employee must be employed through the end of the year to be eligible for a non-pro-rated annual incentive payout. However, in case of involuntary termination for cause, these amounts would be forfeited. See the table in the footnote to the “Non-Equity Incentive Compensation” column of the 2021 Summary Compensation Table for the annual incentive amounts.
•Vested Non-Qualified Deferred Compensation Balances: See “—2021 Non-Qualified Deferred Compensation” for the year-end balances.
•Pension Benefits upon Retirement: See “—2021 Pension Benefits” for details.
•Severance, Healthcare Coverage and Equity Incentives: In the table below, we show the value of cash severance, continued healthcare coverage and continued vesting in equity incentives as if the Named Executive Officers had terminated as of year-end 2021 under the circumstances shown below. For a complete understanding of the table, please read the descriptions of the types of payments that follow the table.
•No Automatic Change-in-Control Benefits: Johnson & Johnson does not have any change-in-control agreements or arrangements in place for any of the Named Executive Officers. In addition, there are no change-in-control provisions in any of Johnson & Johnson’s compensation plans, except for its 2022 Long-Term Incentive Plan (the “2022 Plan”). The 2022 Plan only provides for a change-in-control benefit in the event that outstanding awards granted under the 2022 Plan are not assumed or substituted by the acquirer in connection with a change-in-control, in which case, the awards will vest and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels as of the date of the change-in-control. If outstanding awards are assumed or substituted, the awards will remain outstanding and will continue to vest following the change-in-control. As of December 31, 2021, no awards were outstanding under the 2022 Plan.

Name	Type of Payment	Voluntary Termination ($)	Involuntary Termination Without Cause ($)	Involuntary Termination with Cause ($)	Death ($)	Disability ($)
T. Mongon	Cash Severance	—	875,000	—	—	—
	Healthcare Coverage	—	98,000	—	9,000	434,000
	Equity Incentives	—	—	—	10,333,228	10,333,228
	Total	—	973,000	—	10,342,228	10,767,228
P. Ruh	Cash Severance	—	505,900	—	—	—
	Healthcare Coverage	—	17,000	—	9,000	378,000
	Equity Incentives	—	—	—	3,125,075	3,125,075
	Total	—	522,900	—	3,134,075	3,503,075
K. Widmer	Cash Severance	—	545,192	—	—	—
	Healthcare Coverage	158,000	163,000	158,000	82,000	267,000
	Equity Incentives	3,569,092	3,569,092	—	3,569,092	3,569,092
	Total	3,727,092	4,277,284	158,000	3,651,092	3,836,092
E. Xie	Cash Severance	—	515,000	—	—	—
	Healthcare Coverage	—	17,000	—	9,000	458,000
	Equity Incentives	—	—	—	2,460,744	2,460,744
	Total	—	532,000	—	2,469,744	2,918,744
M. Stevens	Cash Severance	—	501,800	—	—	—
	Healthcare Coverage	—	17,000	—	9,000	283,000
	Equity Incentives	—	—	—	2,769,501	2,769,501
	Total	—	518,800	—	2,778,501	3,052,501
Terminations Due to Reduction in Force or Specified Divestiture
All of Johnson & Johnson’s unvested outstanding long-term incentive awards are subject to special provisions in the event of a termination due to a RIF or Specified Divestiture (as detailed in “—Compensation Discussion and Analysis—Components of Executive Compensation”). As of December 31, 2021, only Ms. Widmer was eligible for Qualifying Separation treatment of her long-term incentive awards. For Ms. Widmer, termination:
•Due to a RIF would result in amounts equal to those in the “Involuntary Termination Without Cause” column of the 2021 Potential Payments Upon Termination table; and
•Due to a Specified Divestiture would result in equity incentive amounts equal to those in the “Involuntary Termination Without Cause” column of the table set forth in “—2021 Potential Payments Upon Termination,” except she would not receive severance.
For each of our NEOs, other than Ms. Widmer, if such NEO had been terminated due to either a RIF or Specified Divestiture, he or she would have been eligible to receive a pro-rated portion of his or her unvested long-

term incentives. As of December 31, 2021, the total value of such NEOs’ pro-rated long-term incentives were: Mr. Mongon - $5,650,117; Mr. Ruh - $2,051,258; Ms. Xie - $1,539,964; and Ms. Stevens - $1,780,924.
Cash Severance
Johnson & Johnson’s Severance Pay Plan provides benefits to certain full-time, non-union U.S. employees who are involuntarily terminated. Johnson & Johnson provides two weeks’ base salary for each year of service, with guaranteed minimums based on an employee’s level. The minimum for our Named Executive Officers is 52 weeks of base salary. Severance is paid according to Johnson & Johnson’s normal payroll cycle. Johnson & Johnson does not pay severance as a lump sum payment.
In order to receive the full number of weeks of base salary under Johnson & Johnson’s Severance Pay Plan, U.S. employees must sign a release agreement and comply with the conditions set forth in the agreement which may include: compliance with non-competition provisions; release of all claims and rights; and any other terms set forth in the agreement. If U.S. employees do not sign the release agreement, the severance amount is four weeks of base salary.
In the table below, we show how the “Cash Severance” amounts set forth in the table in “—2021 Potential Payments Upon Termination” were calculated.

Name	Salary Rate as of Year-End ($)	Years of Eligible Service (#)	Weeks of Base Salary Continuation			Total Amount of Cash Severance ($)
			Accrued (#)	Minimum (#)	Final (#)
T. Mongon	875,000	21	42	52	52	875,000
P. Ruh	505,900	4	8	52	52	505,900
K. Widmer	525,000	27	54	52	54	545,192
E. Xie	515,000	6	12	52	52	515,000
M. Stevens	501,800	6	12	52	52	501,800
Healthcare Coverage
Upon termination of employment, all Johnson & Johnson non-union U.S. employees receive continued healthcare coverage that varies based upon the termination circumstances. The “Healthcare Coverage” amounts set forth in the table in “—2021 Potential Payments Upon Termination” are the present values of continued healthcare coverage. The values vary based upon the termination circumstances as follows:

Healthcare Coverage	Eligibility	Eligible Named Executive Officers	Voluntary Termination	Involuntary Termination Without Cause	Involuntary Termination with Cause	Death	Disability
Retiree	Employees age 55 with ten years of service	Widmer	✓	✓ Begins at the end of the cash severance period	✓	✓ Coverage for Dependents	✓
Active-employee	All employees	Mongon Ruh Xie Stevens	No continued coverage	✓ While on severance - up to 52 weeks	No continued coverage	✓ Coverage for Dependents for 6 months	✓ While on long-term disability
__________________
Note: “✓” means eligible for coverage

Equity Incentives
The “Equity Incentives” amounts set forth in the table in “—2021 Potential Payments Upon Termination” are the value of unvested equity incentives as of year-end 2021. The values vary based upon the termination circumstances as described in “—Components of Executive Compensation—Long-Term Incentive Vesting and Treatment Upon Termination.”
Future Compensation Programs
Overview
As described above, our Compensation & Human Capital Committee has not yet been established and therefore has not established a specific set of objectives or principles for our compensation programs following the completion of this offering. Following the completion of this offering, our Compensation & Human Capital Committee will review each of the elements of our compensation programs. We believe that this offering will enable us to offer our key employees compensation directly linked to the performance of our business, which we expect will enhance our ability to attract, retain and motivate qualified personnel and serve the interests of our shareholders.
Post-Offering Compensation
In recognition of their increased leadership roles and responsibilities in connection with running a public company, Johnson & Johnson has approved certain compensation increases for our executives, to be effective as of January 1, 2023. These increases were determined after taking into account the applicable executive’s current and proposed target total direct compensation and the compensation of similarly situated executives at what Johnson & Johnson considered to be our peer companies following the completion of this offering. The table below sets forth the compensation levels for our Chief Executive Officer and our Chief Financial Officer as of January 1, 2023. As with other components of our compensation program, our Compensation & Human Capital Committee will also review the compensation levels of our executives, and may adjust them as it deems appropriate.

	Cash		Equity
Name	Salary ($)	Target Annual Incentive ($)	Target Long-Term Incentive ($)	Target Total Direct Compensation ($)
T. Mongon	1,250,000	2,125,000	9,063,000	12,438,000
P. Ruh	680,000	680,000	2,040,000	3,400,000
Kenvue Long-Term Incentive Plan
In connection with this offering, we expect to implement a long-term incentive plan, which we refer to as the Kenvue Long-Term Incentive Plan (the “Kenvue LTIP”). The Kenvue LTIP is expected to become effective immediately prior to the completion of this offering. The following summary describes the expected material terms of the Kenvue LTIP and is qualified in its entirety by reference to the Kenvue LTIP, the form of which will be filed as an exhibit to the registration statement of which this prospectus is a part. The Employee Matters Agreement will also provide that, prior to the Distribution Date (as defined in “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Employee Matters Agreement”), Johnson & Johnson’s written consent will be required before we can grant any awards under the Kenvue LTIP.
Administration
The Kenvue LTIP will be administered by our Compensation & Human Capital Committee or our Board (as applicable, the “Administrator”). Subject to the provisions of the Kenvue LTIP, the Administrator will be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of the Kenvue LTIP. To the extent permitted by law, the Administrator will be able to delegate its authority to one or more of its members or other persons, except that no such delegation will be permitted with respect to awards granted to Participants (as defined below) who are subject to Section 16 of the Exchange Act.

Subject to the provisions of the Kenvue LTIP, the Administrator will have the authority, among others, to select eligible persons to receive awards, determine the terms and conditions of, and all other matters relating to, awards, approve award agreements and the rules and regulations for the administration of the Kenvue LTIP, construe and interpret the Kenvue LTIP and award agreements, amend the terms of any award and make all other determinations as the Administrator may deem necessary or advisable for the administration of the Kenvue LTIP.
Eligible Participants
Our employees and non-employee directors and consultants (and those of our subsidiaries and affiliates) will be eligible to participate in the Kenvue LTIP. An eligible employee or non-employee director or consultant will become a participant (“Participant”) if he or she receives an award under the Kenvue LTIP.
Aggregate Number of Shares
The maximum aggregate number of shares of our common stock that may be issued or acquired and delivered under the Kenvue LTIP will be          .
Shares subject to awards that are canceled, expired, forfeited or otherwise not issued under an award, and shares subject to awards settled in cash, will not count as shares issued under the Kenvue LTIP and will be available for issuance in connection with future awards under the Kenvue LTIP. Any shares that again become available for grant under the Kenvue LTIP will be added back as the number of shares that were counted with respect to such award against the number of shares available for issuance under the Kenvue LTIP. However, (1) shares subject to stock-settled stock appreciation rights awards (“SARs”) that were not issued upon the net settlement or net exercise of such SAR, (2) shares delivered to or withheld to pay the exercise price of an option (“Option”), (3) shares delivered to or withheld to pay the withholding taxes related to any equity-based award granted under the Kenvue LTIP and (4) shares repurchased on the open market with cash proceeds from the exercise of an option will not be added back to the shares available for issuance under the Kenvue LTIP. Any shares delivered under the Kenvue LTIP upon the exercise or satisfaction of a substitute award granted in connection with any acquisition, merger, consolidation or otherwise (“Substitute Award”), including Johnson & Johnson equity awards that are converted into Kenvue equity awards in accordance with the Employee Matters Agreement, will not reduce the shares available for issuance under the Kenvue LTIP.
Certain Award Limitations
Minimum Vesting Requirement
All equity-based awards granted under the Kenvue LTIP (other than awards representing a maximum of 5% of the shares reserved for issuance under the Kenvue LTIP) will be granted subject to a minimum vesting period of 12 months, such that no awards may vest prior to the first anniversary of the grant date. Notwithstanding the foregoing, the Administrator may accelerate the vesting of awards prior to the first anniversary of the grant date (1) due to the Participant’s death, disability, retirement, leave of absence or termination of employment or service, or upon a divestiture, reduction in force or sale or disposition of a subsidiary or division or any other similar event, in each case as determined by the Administrator, (2) in connection with a Change of Control (as described below) or (3) in connection with the grant of a Substitute Award in replacement of an award scheduled to vest within 12 months following the date of grant of such Substitute Award.
Director Compensation Limit
No non-employee director will be paid or granted, in any single fiscal year, cash compensation and equity-based awards (including any awards issued under the Kenvue LTIP) with an aggregate grant date value greater than $800,000. The Administrator may make exceptions to increase such limit to $1,000,000 for an individual non-employee director in extraordinary circumstances, such as where a non-employee director serves as the non-executive chair of our Board or lead independent director or as a member of a special litigation or transactions committee of our Board, as the Administrator may determine in its sole discretion; provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Incentive Stock Option Limit
The aggregate number of shares of our common stock that may be issued pursuant to the exercise of incentive stock options (“ISOs”) will not exceed          .
Adjustments Upon Changes in Capitalization
In the event of any merger, reorganization, consolidation, recapitalization, reclassification, stock split, reverse stock split, spin-off, combination or exchange of shares of our common stock, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends) or any other event or transaction that affects the number or kind of shares of our common stock outstanding (a “Change in Capitalization”), the number and kind of shares available for issuance under the Kenvue LTIP (including under any outstanding awards), the number and kind of shares subject to the limitations on awards set forth in the Kenvue LTIP, and the terms of any outstanding award (including the number and kind of shares of our common stock subject to such award, the price, vesting and other terms, including any performance goals and the identity of the “Corporation”) will be equitably adjusted by the Administrator. Such other equitable substitutions or adjustments will be made as may be determined by the Administrator in its sole discretion. In addition, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding award in exchange for payment in cash or other property having an aggregate fair market value equal to the fair market value of the shares of our common stock, cash or other property covered by such award, reduced by the aggregate exercise price thereof, if any, or, in the case of an outstanding Option or SAR, establishing a date upon which such award will expire unless exercised thereto; provided that if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of our common stock, cash or other property covered by such award, the Administrator may cancel such award without the payment of any consideration to the Participant.
Adjustments Upon Change of Control
In the event that a “Change of Control” (as defined in the Kenvue LTIP) occurs and an award is assumed or substituted, then such award will be continued in accordance with its applicable terms and vesting will not be accelerated unless the applicable Participant experiences an involuntary termination without “cause” or a voluntary termination for “good reason” (each as defined in the Kenvue LTIP) within two years following the Change of Control. In the case of such termination, the vesting of each award held by the terminated Participant will fully accelerate as of the date of such termination, with any applicable performance goals deemed achieved at the greater of target levels of achievement and actual levels of achievement (based on performance as of the date of the Change of Control) and, if such award constitutes “deferred compensation” within the meaning of Section 409A of the Code, it will be settled on the earliest permissible payment event date following such termination. If an award is not assumed or substituted for, generally it will vest and all restrictions will lapse as of immediately prior to the Change of Control, and if the award is a performance award then all performance criteria will be deemed achieved at the greater of (1) target levels of achievement and (2) actual levels of achievement determined by the Administrator in its sole discretion as of the date of the Change of Control.
Awards
Stock Options
The Administrator will establish the exercise price per share under each Option, which unless such Option was granted as a Substitute Award, will not be less than the fair market value of a share on the date the Option is granted. The Administrator will establish the term of each Option, which in no case may exceed a period of 10 years from the date of grant. Options granted under the Kenvue LTIP may either be ISOs or nonqualified stock options. Except for adjustment in connection with a Change in Capitalization, at any time when the exercise price of an Option is above the fair market value of a share, we will not, without shareholder approval, reduce the exercise price of such Option and shall not exchange such Option for cash or a new award with a lower exercise price.
SAR Awards
A SAR provides the right to the monetary equivalent of the increase in value of a specified number of shares of our common stock over a specified period of time after the SAR is granted. SARs may be granted to Participants either in tandem with or as a component of other awards granted under the Kenvue LTIP (“tandem SARs”) or not in conjunction with other awards (“freestanding SARs”). All freestanding SARs will be granted subject to the same terms and conditions applicable to Options as set forth in the preceding section and in the Kenvue LTIP, and all tandem SARs will have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the award to which they relate. Except for adjustment in connection with a Change in Capitalization, at any time when the exercise price of a SAR is above the fair market value of a share, we will not, without shareholder approval, reduce the exercise price of such SAR and shall not exchange such SAR for cash or a new award with a lower exercise price.
Restricted Shares and RSUs
An award of restricted shares is an award or issuance of shares, the grant, issuance, retention, vesting and transferability of which is subject during specified periods of time to conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. RSUs are awards denominated in shares under which the issuance of shares, cash or a combination thereof is subject to conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Participants holding restricted shares granted under the Kenvue LTIP will be able to exercise full voting rights with respect to those shares during the period of restriction. Participants will have no voting rights with respect to shares underlying RSUs unless and until such shares are reflected as issued and outstanding shares on our stock ledger.
Performance Shares and PSUs
Performance shares and PSUs, which are similar to restricted shares and RSUs, respectively, provide the opportunity to receive shares upon the attainment of performance goals and satisfaction of other terms and conditions determined by the Administrator. Performance shares and PSUs will be earned based on the achievement or satisfaction of the corresponding performance goals and other terms and conditions. Participants receiving performance shares or PSUs will only have the rights of a shareholder with respect to shares actually received by the Participant upon satisfaction or achievement of the terms and conditions of such award and not with respect to shares subject to the award but not actually issued to the Participant. Participants holding performance shares granted under the Kenvue LTIP will be able to exercise full voting rights with respect to those shares during the period of restriction. Participants will have no voting rights with respect to shares underlying PSUs unless and until such shares are reflected as issued and outstanding shares on our stock ledger.
Dividends and Dividend Equivalent Rights
Any right to receive dividends or distributions with respect to RSUs, PSUs, performance shares or other stock-based awards will be treated as described in the applicable award agreement and the Administrator will determine whether any such dividends or distributions will be (1) automatically reinvested in additional awards of the same type that are subject to the same vesting conditions and restrictions on transferability as the awards with respect to which they were distributed or (2) accrued and paid in cash at the same time (and to the extent) that the awards with respect to which they were distributed are vested and/or settled, as applicable; provided that such dividends or distributions may not be paid currently on unvested awards of any type.
Other Stock-Based Awards
In addition to the awards described above, other forms of equity-based awards valued in whole or in part by reference to or otherwise based on shares, including fully vested shares, will be eligible to be granted to Participants, either alone or in addition to other awards under the Kenvue LTIP. The Administrator will determine the individuals to whom and the time or times at which such other stock-based awards may be granted, the number of shares to be granted pursuant to such other stock-based awards and the manner in which such other stock-based awards will be settled.
Cash Awards
Awards that are payable solely in cash will be eligible to be granted to Participants under the Kenvue LTIP. Cash awards may be granted with value and payment contingent upon the attainment of performance or the satisfaction of other terms and conditions, as determined by the Administrator.

Deferrals
Subject to the terms of the Kenvue LTIP, the Administrator will be permitted to provide for the deferred delivery of shares of our common stock or payment of cash, as applicable, upon settlement, vesting or other events with respect to awards granted under the Kenvue LTIP other than Options and SARs.
Termination and Amendments
The Administrator will be permitted at any time to terminate, or from time to time to amend, the Kenvue LTIP, or alter any award agreement or other document evidencing an award granted under the Kenvue LTIP; provided that no such amendment, alteration or termination of the Kenvue LTIP may be made which, without first obtaining shareholder approval, would: (1) increase the maximum number of shares of our common stock that may be issued under the Kenvue LTIP (except to the extent such amendment is made pursuant to a Change in Capitalization); (2) extend the maximum period during which awards may be granted under the Kenvue LTIP; (3) change the class of Participants eligible to receive awards under the Kenvue LTIP; (4) reduce the exercise price of outstanding Options and SARs; or (5) otherwise require shareholder approval in order to be effective. No termination or amendment to the Kenvue LTIP or an award may be made which would adversely affect any rights or obligations with respect to any awards granted prior to the date of such termination or amendment, except to the extent that the Administrator reasonably determines that such termination or amendment is necessary or appropriate to comply with applicable law, rules and regulations or to meet the requirements of, or avoid adverse financial accounting consequences under, any accounting standard.
Compensation Recoupment Policy
Subject to the terms and conditions of the Kenvue LTIP, the Administrator will be permitted to provide that any Participant and/or any award granted under the Kenvue LTIP will be subject to any recovery, recoupment, clawback and/or other forfeiture policy maintained by us from time to time or otherwise required by applicable law, regulation or stock exchange listing requirement.
Engagement Awards
In connection with this offering, Johnson & Johnson granted “Engagement Awards” to certain key employees who are expected to contribute significantly to the success of this offering and our business prior to and following the completion of this offering, including each of our NEOs. Each Engagement Award will be paid, in cash, by us in two equal installments on each of the Distribution Date and the 6-month anniversary of the Distribution Date.
Each installment of the Engagement Award will be subject to the recipient’s execution of a release of claims, satisfactory performance of his or her job responsibilities and continued employment through the date such installment becomes payable, except that any unearned Engagement Award installments will become immediately earned and payable upon the recipient’s termination of employment without “cause”. In addition, prior to payment of any portion of an Engagement Award, the applicable recipient must execute a restrictive covenant agreement relating to our business.
The Engagement Awards granted to our NEOs have the following aggregate values: $3,000,000 for Mr. Mongon; $2,000,000 for Mr. Ruh; and $1,500,000 for each of Mses. Widmer, Xie and Stevens. The foregoing amounts are subject to a 20% reduction in the event that we do not meet our 2022 EBITDA objective.

PRINCIPAL SHAREHOLDER
The following table sets forth the number and percentage of shares of our common stock beneficially owned (1) immediately prior to the completion of this offering and (2) upon completion of this offering, by:
•each person or group known by us to beneficially own more than 5% of the shares of our common stock;
•each person whom we anticipate will serve on the Board upon completion of this offering and each of our named executive officers; and
•all persons whom we anticipate will serve on the Board or as our executive officers upon completion of this offering, collectively as a group.
Percentage of beneficial ownership in the following table is based on         shares of our common stock outstanding immediately prior to the completion of this offering and         shares of our common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, or         shares of our common stock, assuming the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. Shares issuable pursuant to options are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those options but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Unless otherwise indicated in the footnotes to the following table, to our knowledge all persons listed below have sole voting and investment power with respect to the shares of our common stock beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated in the footnotes to the following table, the address for each shareholder listed below is c/o Kenvue Inc., 199 Grandview Road, Skillman, NJ 08558.

	Shares of our common stock beneficially owned prior to the completion of this offering		Shares of our common stock beneficially owned following the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments)		Shares of our common stock beneficially owned following the completion of this offering (assuming full exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments)
Name of Beneficial Owner	Number	%	Number	%	Number	%
Johnson & Johnson(1)		100%
Thibaut Mongon		0%
Paul Ruh		0%
Kathleen Widmer		0%
Ellie Bing Xie		0%
Meredith (Meri) Stevens		0%
Larry Merlo		0%
All Directors and Executive Officers as a Group ( persons)		0%
__________________
*Represents beneficial ownership of less than 1%.
(1)The address of Johnson & Johnson is Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements for our executive officers and directors, which are described in the section of this prospectus entitled “Executive and Director Compensation.”
Historical Relationship with Johnson & Johnson
On November 12, 2021, Johnson & Johnson, our parent company, announced its intention to separate its Consumer Health Business. We were incorporated in Delaware on February 23, 2022 in connection with the Separation and were formed to ultimately hold, directly or indirectly, and conduct certain operational activities in anticipation of the planned separation of, the Consumer Health Business. Prior to the completion of this offering, we are a wholly owned subsidiary of Johnson & Johnson and all of our outstanding shares of common stock are owned by Johnson & Johnson.
Johnson & Johnson has historically provided certain corporate services to us, and costs associated with these services have been allocated to us in our combined financial statements included elsewhere in this prospectus. The allocations include costs of support functions that are provided on a centralized or geographic basis by Johnson & Johnson and its affiliates, which include facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. These costs have been allocated to us based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on net sales, headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented, depending on the nature of the services received. Following the completion of this offering, we expect that Johnson & Johnson and its affiliates will continue to provide certain services related to these functions on a transitional basis pursuant to the Transition Services Agreement. Upon completion of this offering, we will assume responsibility for all of our standalone public company costs, including the costs of corporate services provided by Johnson & Johnson and its affiliates to us prior to the Separation.
Agreements to be Entered into in Connection with the Separation
Prior to the completion of this offering, we and Johnson & Johnson will enter into a separation agreement (the “Separation Agreement”). The Separation Agreement will contain key provisions relating to our separation from Johnson & Johnson, this offering and the Distribution or other disposition of the shares of our common stock owned by Johnson & Johnson following the completion of this offering. In connection with the Separation, we will also enter into various other agreements with Johnson & Johnson that, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Consumer Health Business to us and will result in the separation of our business from Johnson & Johnson.
The agreements we will enter into with Johnson & Johnson in connection with the Separation, in addition to the Separation Agreement, include:
•the Tax Matters Agreement;
•the Employee Matters Agreement;
•the Intellectual Property Agreement;

•the Trademark Agreements;
•the Transition Services Agreement;
•the Transition Manufacturing Agreement;
•the Registration Rights Agreement;
•the Reverse Transition Services Agreement; and
•the Data Transfer and Sharing Agreement.
These agreements will, together with the Separation Agreement, govern various interim and ongoing relationships between us and Johnson & Johnson following the completion of this offering. The material terms of the Separation Agreement and the other agreements we will enter into with Johnson & Johnson in connection with the Separation are summarized below. Certain of these agreements that we believe are material agreements will be filed as exhibits to the registration statement of which this prospectus is a part, and the following summaries of such agreements are qualified in their entirety by reference to the full text of such agreements.
Separation Agreement
We will enter into the Separation Agreement with Johnson & Johnson prior to the completion of this offering. The Separation Agreement will set forth our agreements with Johnson & Johnson regarding the principal actions to be taken in connection with the Separation. The Separation Agreement will also set forth other agreements that will govern aspects of our relationship with Johnson & Johnson following the completion of this offering.
Transfer of Assets and Assumption of Liabilities
The Separation Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary to effect the Separation. The Separation Agreement will provide that such transfers and assumptions will result in us generally holding (1) all assets primarily related to or used or held for use primarily in connection with our business and (2) all liabilities to the extent relating to, arising out of or resulting from the past or current operation or conduct of our business. However, the Separation Agreement also provides that certain assets and liabilities will be allocated between us and Johnson & Johnson without regard to such general rule.
In addition, we and Johnson & Johnson will agree to use our respective reasonable best efforts to divide, partially assign, modify or replicate the other party’s rights and obligations under and in respect of any contract or agreement that relates in any material respect to both our business and Johnson & Johnson’s business. The Separation Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Johnson & Johnson. See “—Intercompany Arrangements.”
Internal Transactions
The Separation Agreement will provide for certain internal transactions related to our separation from Johnson & Johnson that will occur prior to the completion of this offering.
Intercompany Arrangements
All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Johnson & Johnson, on the other hand, will terminate effective as of the consummation of the Separation, except specified agreements and arrangements that are either (1) intended to survive the Separation or (2) between a Deferred Local Business (as defined below under “—Deferred Markets”), on the one hand, and Johnson & Johnson, on the other hand.
Credit Support
We will agree to use our reasonable best efforts to arrange, prior to the completion of this offering, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through Johnson & Johnson or any of its subsidiaries for the benefit of our business.
Representations and Warranties
In general, neither we nor Johnson & Johnson will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation Agreement, any other agreement we will enter into with Johnson & Johnson in connection with the Separation or any representation letter delivered in connection with the Separation, all assets will be transferred on an “as is,” “where is” basis.
Deferred Markets
The Separation Agreement will provide that, in order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents and for other business reasons, we and Johnson & Johnson will defer until after the completion of this offering the transfer of assets and assumptions of liabilities of our businesses in certain jurisdictions (each, a “Deferred Local Business”), including China, Malaysia and Russia. From and after the completion of this offering and until such time as a Deferred Local Business has been transferred to us, the Separation Agreement will generally provide that (1) Johnson & Johnson will hold and operate such Deferred Local Business on our behalf, (2) Johnson & Johnson will use reasonable best efforts to treat and operate, insofar as reasonably practicable and to the extent permitted by applicable law, each such Deferred Local Business in the ordinary course of business in all material respects consistent with past practice and (3) we will use reasonable best efforts to provide all support reasonably necessary or reasonably requested by Johnson & Johnson with respect to the operation of each such Deferred Local Business. In addition, we and Johnson & Johnson will agree to use our reasonable best efforts to take all actions to permit and effect the transfer of each Deferred Local Business as promptly following the completion of this offering as reasonably practicable.
With respect to most Deferred Local Businesses, we and Johnson & Johnson will enter into a net economic benefit arrangement, pursuant to which, among other things, Johnson & Johnson will transfer to us the net profits from the operation of each such Deferred Local Business (or, in the event the operations of any such Deferred Local Business result in net losses to Johnson & Johnson, we shall reimburse Johnson & Johnson for the amount of such net losses). Upon the transfer of certain Deferred Local Businesses, we may be required to compensate Johnson & Johnson for certain increases in the value of such Deferred Local Businesses between the completion of this offering and the transfer of such Deferred Local Businesses (or, in the event of certain value decreases, Johnson & Johnson will be required to compensate us).
The transfers of the Deferred Local Businesses are subject to the satisfaction of conditions, certain of which are beyond our or Johnson & Johnson’s control, including governmental approvals or other consents. As a result, we cannot assure you when such Deferred Local Businesses will ultimately be transferred to us, if ever. See “Risk Factors—Risks Related to the Separation and the Distribution—The transfer of certain assets and liabilities from Johnson & Johnson to us contemplated by the Separation will not be complete prior to the completion of this offering.”
Delayed or Improper Transfers
We and Johnson & Johnson will agree to use our respective reasonable best efforts to effect any transfers contemplated by the Separation Agreement that have not been consummated prior to the completion of this offering as promptly as practicable following the completion of this offering. In addition, we and Johnson & Johnson will agree to use our respective reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly following the completion of this offering as practicable.

The Initial Public Offering
The Separation Agreement will govern our and Johnson & Johnson’s respective rights and obligations with respect to this offering. Prior to the completion of this offering, we will agree to take all actions reasonably requested by Johnson & Johnson in connection with this offering.
Conditions
The Separation Agreement will provide that certain conditions must be satisfied, or waived by Johnson & Johnson in its sole and absolute discretion, before the Separation can occur. Johnson & Johnson will have the right not to complete the Separation if, at any time prior to the completion of this offering, Johnson & Johnson’s board of directors determines, in its sole and absolute discretion, that the Separation is not in the best interests of Johnson & Johnson or its shareholders or is otherwise not advisable.
Cash Distribution
We will pay Johnson & Johnson, as partial consideration for the Consumer Health Business that Johnson & Johnson is transferring to us in connection with the Separation, (1) all of the net proceeds that we will receive from the sale of shares of our common stock in this offering, including any net proceeds that we will receive as a result of any exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, and (2) all of the net proceeds that we will receive from the Debt Financing Transactions, together with any interest accrued thereon following our receipt of such proceeds, as further described in the section of this prospectus entitled “Description of Certain Indebtedness”; provided that we will retain an amount in cash and cash equivalents equal to $          , after giving effect to this offering, the Debt Financing Transactions and the settlement or termination of certain intercompany accounts payable or accounts receivable between us and Johnson & Johnson. See “Use of Proceeds.”
Subsequent Stock Issuances
The Separation Agreement will provide that, prior to the Distribution, we will not issue any shares of our common stock without the prior written consent of Johnson & Johnson, which consent may be withheld in Johnson & Johnson’s sole discretion. Further, regardless of whether or not Johnson & Johnson consents to any such stock issuance, in no case prior to the Distribution may any issuance of shares of our common stock result in Johnson & Johnson owning less than 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors.
Exchange of Information
We and Johnson & Johnson will each agree to provide each other, following the completion of this offering, with information relating to periods prior to the completion of this offering which is reasonably necessary to comply with reporting, disclosure, filing, notification or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings or to satisfy audit, accounting, regulatory, litigation and other similar requirements. We and Johnson & Johnson will also agree to provide each other, following the completion of this offering, with information to the extent relating to Johnson & Johnson and its business or assets or us and our business and assets, respectively.
In addition, we will agree to comply with certain covenants relating to our financial reporting for so long as Johnson & Johnson is required to consolidate our results of operations and financial position, to account for its investment in us under the equity method of accounting or to complete a financial statement audit for any such period. These covenants will include, among others, covenants regarding:
•delivery or supply of monthly, quarterly and annual financial information and periodic budgets and financial projections to Johnson & Johnson;
•maintenance of certain disclosure and financial controls;

•provision to Johnson & Johnson of access to our auditors and certain books and records related to internal accounting controls or operations; and
•cooperation with Johnson & Johnson to the extent reasonably requested by Johnson & Johnson in the preparation of Johnson & Johnson’s public filings and press releases.
Distribution or Other Disposition
Johnson & Johnson will have the sole and absolute discretion, subject to applicable law, to determine the terms of, and whether and when to proceed with, any subsequent distribution or other disposition of the shares of our common stock owned by Johnson & Johnson following the completion of this offering. We will be required to cooperate with Johnson & Johnson to effect any such subsequent distribution or other disposition.
Termination
Johnson & Johnson, in its sole and absolute discretion, will be permitted to terminate the Separation Agreement at any time prior to the completion of this offering.
Release of Claims
We and Johnson & Johnson will each agree, subject to certain exceptions, to release the other party and its affiliates, successors and assigns and all persons that, at or prior to the completion of this offering, have been the other party’s shareholders, directors, officers, agents or employees, and their respective heirs, executors, administrators, successors and assigns, from any and all claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the completion of this offering.
Indemnification
We and Johnson & Johnson will each agree to indemnify the other party and each of the other party’s current and former directors, officers and employees, and each of the heirs, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Separation and our and Johnson & Johnson’s respective businesses. The amount of each party’s indemnification obligations will be reduced by any insurance proceeds or other third-party proceeds the party being indemnified receives. The Separation Agreement will also specify procedures regarding claims subject to indemnification.
Management of Legal Actions
The Separation Agreement will govern the management and direction of pending and future legal actions in which we or Johnson & Johnson is named as a party. In general, neither we nor Johnson & Johnson may resolve any legal action without the prior written consent of the other party if such resolution (1) contains any finding or admission of any violation of law by such other party, (2) would result in any non-monetary remedy against such other party or (3) does not include a full and unconditional release of such other party (to the extent such other party is a named party in the legal action).
Insurance
With respect to any claim related to or arising from an occurrence prior to the completion of this offering, we will continue to have access to coverage under Johnson & Johnson’s existing commercial insurance policies provided by third-party insurers, subject to exceptions set forth in the Separation Agreement. The Separation Agreement will also specify procedures regarding claims subject to coverage under these insurance policies. We will not have access to any insurance policies or reinsurance policies issued, reinsured or reimbursed by Johnson & Johnson’s captive insurer, Johnson & Johnson or any affiliate of Johnson & Johnson or any other self-insurance or similar program or mechanism maintained by Johnson & Johnson. With respect to any claim accruing following the completion of this offering, we will be responsible for obtaining continuing insurance coverage; provided that Johnson & Johnson may, in its sole discretion, elect to provide certain insurance coverage to us or our directors and officers for the period between the completion of this offering and the Distribution, if pursued, pursuant to a policy that covers both Johnson & Johnson and us in the same policy.
Dispute Resolution
We and Johnson & Johnson will attempt in good faith to resolve disputes arising under the Separation Agreement by negotiation among our respective senior officers. Any dispute unable to be resolved through this process may be referred to non-binding mediation for resolution. If we and Johnson & Johnson are unable to resolve a dispute through negotiation or mediation, then either we or Johnson & Johnson may submit the dispute to the Court of Chancery of the State of Delaware or, in certain circumstances, to an alternative court in the State of Delaware.
Tax Matters Agreement
We will enter into a tax matters agreement (the “Tax Matters Agreement”) with Johnson & Johnson prior to the completion of this offering. The Tax Matters Agreement will govern our and Johnson & Johnson’s respective rights, responsibilities and obligations following the completion of this offering with respect to all tax matters, including tax liabilities, tax attributes, tax returns and tax contests.
Allocation of Taxes
With respect to taxes other than those incurred in connection with the Separation and the Distribution, the Tax Matters Agreement will provide that we will generally indemnify Johnson & Johnson for (1) any taxes of the Company for all periods after the Distribution and (2) any taxes of the Company or Johnson & Johnson for periods prior to the Distribution to the extent attributable to the Consumer Health Business. Johnson & Johnson will generally indemnify us for (1) any taxes of Johnson & Johnson for all periods after the Distribution and (2) any taxes of the Company or Johnson & Johnson for periods prior to the Distribution to the extent attributable to the business and operations conducted by Johnson & Johnson other than the Consumer Health Business.
With respect to certain taxes incurred in connection with the Separation and the Distribution, we will generally be required to indemnify Johnson & Johnson for any taxes resulting from the failure of certain steps of the Separation and the Distribution to qualify for their intended tax treatment, where such taxes result from (1) untrue representations and breaches of covenants that we will make and agree to in connection with the Separation and the Distribution (including representations we will make in connection with tax opinions to be received by Johnson & Johnson and covenants containing the restrictions described below that are designed to preserve the tax-free nature of the Separation and the Distribution), (2) the application of certain provisions of U.S. federal income tax law to the Separation and the Distribution or (3) any other actions or omissions that we know or reasonably should expect would give rise to such taxes. We will also generally be required to indemnify Johnson & Johnson for any increases in the amount of foreign taxes and transfer taxes that are otherwise expected to be incurred in connection with the Separation and the Distribution to the extent that such increases arise due to actions or omissions by us that would reasonably be expected to result in such additional taxes.
Neither our obligations nor Johnson & Johnson’s obligations under the Tax Matters Agreement will be limited in amount or subject to any cap. In addition, as a member of Johnson & Johnson’s consolidated U.S. federal income tax group, we have (and will continue to have following the Distribution) joint and several liability with Johnson & Johnson to the IRS for the consolidated U.S. federal income taxes of the Johnson & Johnson group relating to the taxable periods in which we were part of the group.
Preservation of the Tax-Free Status of Certain Steps of the Separation and the Distribution
Johnson & Johnson has received a private letter ruling from the IRS substantially to the effect that, among other things, certain steps of the Separation together with the Distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The Distribution is conditioned on, among other things, the continuing effectiveness and validity of Johnson & Johnson’s private letter ruling from the IRS and favorable opinions of Johnson & Johnson’s U.S. tax advisors. The ruling and opinions will rely on certain facts, assumptions, representations and undertakings from us and Johnson & Johnson regarding the past and future conduct of the companies’ respective businesses and other matters.
Pursuant to the Tax Matters Agreement, we will agree to covenants that impose certain restrictions on us designed to preserve the tax-free nature of the Separation and the Distribution. We will be barred from taking any action, or failing to take any action, where such action or failure to act would be inconsistent with the tax-free status of these transactions, for all time periods. In addition, during the time period ending two years after the date of the Distribution, these covenants will restrict certain actions, including share issuances, business combinations, sales of assets and similar transactions. We may take these actions only if (1) we obtain and provide to Johnson & Johnson a private letter ruling from the IRS (or other applicable taxing authority) or an opinion from a tax counsel or accountant of recognized national standing to the effect that such action would not jeopardize the tax-free status of the Separation and the Distribution, in each case satisfactory to Johnson & Johnson, or (2) we obtain prior written consent of Johnson & Johnson. Regardless of whether we are so permitted to take such action, under the Tax Matters Agreement, we will generally be required to indemnify Johnson & Johnson for any taxes that result from the taking of any such action.
Employee Matters Agreement
We will enter into an employee matters agreement (the “Employee Matters Agreement”) with Johnson & Johnson prior to the completion of this offering. The Employee Matters Agreement will address certain employment, compensation and benefits matters, including the allocation and treatment of certain assets and liabilities relating to our employees and compensation and benefit plans and programs in which our employees participate prior to the date of the Distribution or, if no Distribution has occurred, the date that Johnson & Johnson ceases to control us (such date, the “Distribution Date”), as well as other employment and employee compensation and benefit matters.
Allocation of Liabilities
Except as specifically provided in the Employee Matters Agreement, we will generally assume responsibility for all employee liabilities related to the Consumer Health Business and Johnson & Johnson will generally remain responsible for all employee liabilities related to Johnson & Johnson’s remaining businesses, in each case, regardless of when such liabilities arose.
Collective Bargaining Agreements
Upon completion of this offering, we and Johnson & Johnson will agree to cooperate and consult in good faith to provide notice to, engage in consultation with and take any similar action which may be required with respect to any employee representative body covering our employees.
Health and Welfare Plans
The Employee Matters Agreement will provide that we have established health and welfare plans for the benefit of our employees, including health and dental plans, but excluding post-retirement health and welfare plans. Generally, our employees have ceased to be eligible for benefits under Johnson & Johnson’s U.S. health and welfare plans. However, our eligible employees in the United States, Puerto Rico or Canada will receive up to 15 years of service credit for continuous service with us immediately following the Distribution Date for purposes of determining eligibility for benefits under the Johnson & Johnson post-retirement health plans maintained for former employees who served in the United States, Puerto Rico or Canada (as applicable), subject to the terms of such plans as in effect from time to time.
Defined Benefit Pension Plans
The Employee Matters Agreement will provide that Johnson & Johnson will generally retain all liabilities and assets under its defined benefit pension plans, including any non-qualified plans, unless otherwise required by law. In the case of U.S. and Canadian plans, our employees will generally cease active participation in such plans as of the Distribution Date. Our U.S.-based employees will receive service credit under such plans until December 31,

2023 for all purposes (but based on estimated pension-eligible compensation levels as of the Distribution Date). Our U.S. and Canada-based employees (other than those based in Quebec) will receive up to 15 years of service credit for continuous service with us following the Distribution Date for purposes of vesting and early retirement subsidies (but not for purposes of eligibility or benefit accrual). We will reimburse Johnson & Johnson for the estimated cost of such service credit, as well as the service credit provided under the post-retirement health plans.
Defined Contribution Plans
The Employee Matters Agreement will provide that we have established a 401(k) plan, which will assume the account balances of our employees under Johnson & Johnson’s 401(k) plans. The Employee Matters Agreement will also provide that we have established an unfunded U.S. nonqualified defined contribution plan, which will assume the liabilities related to our employees under Johnson & Johnson’s U.S. nonqualified defined contribution plan. To the extent permitted by law, any Johnson & Johnson non-U.S. tax-qualified defined contribution plan will be treated similarly to the 401(k) plans.
Johnson & Johnson Equity Awards
The Employee Matters Agreement will provide that, upon the Distribution Date, Johnson & Johnson equity awards held by our employees will generally convert into equivalent Kenvue equity awards with adjustments to the number of awards and option exercise prices to preserve the award’s value. In connection with such conversion, the performance criteria applicable to any outstanding performance-based awards will be deemed satisfied at the target level, unless two years have been completed in the performance period, in which case performance will be deemed satisfied at the level of actual performance for such years. All other vesting terms and conditions that apply to outstanding awards prior to the conversion will not be affected by the conversion. The Employee Matters Agreement will also provide for the establishment of an equity incentive plan, the expected terms of which are described above under “Executive and Director Compensation—Future Compensation Programs—Kenvue Long-Term Incentive Plan.”
Annual Incentive Awards
The Employee Matters Agreement will provide that our employees will continue to participate in Johnson & Johnson’s 2023 annual incentive programs until the Distribution Date, but that any financial measures will be based on the performance of our business. Upon the Distribution Date, we will assume any obligations under Johnson & Johnson’s 2023 annual incentive programs with respect to our employees.
Intellectual Property Agreement
We will enter into an intellectual property agreement (the “Intellectual Property Agreement”) with Johnson & Johnson prior to the completion of this offering. Pursuant to the Intellectual Property Agreement, Johnson & Johnson will transfer to us certain intellectual property rights, including certain intellectual property owned by Johnson & Johnson immediately prior to the completion of this offering, that are primarily related to or used or held for use primarily in connection with our business or operations. The Intellectual Property Agreement will also govern the parties’ respective use of certain intellectual property that is not primarily or exclusively related to either party’s business or operations and that will be jointly owned by us and Johnson & Johnson following the completion of this offering. Subject to the terms and conditions of the Intellectual Property Agreement, we also accept and assume all liabilities (1) relating to, arising out of or resulting from the transferred intellectual property and (2) in connection with the jointly owned intellectual property, to the extent relating to, arising out of or resulting from the operation or conduct of our business.
Term
The term of the Intellectual Property Agreement will be perpetual and, following the date of the completion of this offering, can be terminated only by mutual agreement of the parties.

Cross-Licenses
Pursuant to the Intellectual Property Agreement, we and Johnson & Johnson (in such capacity, the “licensor”) will grant to the other party (in such capacity, the “licensee”) certain personal, irrevocable (subject to certain exceptions), non-exclusive, worldwide, royalty-free and non-transferable (subject to certain exceptions) licenses, subject to the terms and conditions of certain third-party licenses, to use certain intellectual property rights in patents, copyrights and know-how. The licensee (1) may use these licenses solely in connection with the operation of its business as operated as of the completion of this offering and any reasonable and natural extensions thereof and (2) will be able to sublicense the intellectual property rights within the scope of the license granted and in furtherance of activities conducted by, for or on behalf of the licensee.
The Intellectual Property Agreement also includes additional intellectual property cross-licenses, including mutual personal, irrevocable (subject to certain exceptions), non-exclusive, royalty-free and non-transferable (subject to certain exceptions) licenses to use certain data pertaining to business records and personal information (collectively, “Data”) worldwide (excluding any jurisdiction to the extent an action to be taken would violate any applicable privacy and data security requirements in such jurisdiction). The licensee (1) may use these licenses solely in connection with the operation of its business as operated as of the completion of this offering and any reasonable and natural extensions thereof and (2) will be able to sublicense the rights in the Data within the scope of the license granted and in furtherance of activities conducted by, for or on behalf of the licensee. The implementation of the request, transfer, extraction, traceability, retention and deletion of Data will be governed by the Data Transfer and Sharing Agreement, which is described below under “—Data Transfer and Sharing Agreement.”
Each party agrees that, until the fifth anniversary of the completion of this offering, it will not challenge any of the intellectual property licensed to it under the Intellectual Property Agreement.
The licenses to use certain intellectual property rights in trademarks will be governed by the Trademark Agreements. See “—Trademark Agreements.”
Trademark Agreements
In connection with the Separation, we and Johnson & Johnson will enter into a series of trademark phase-out license agreements, a Johnson’s license agreement, a trademark coexistence agreement and various additional trademark license agreements (collectively, the “Trademark Agreements”) that collectively will govern our and Johnson & Johnson’s respective rights, responsibilities and obligations with respect to intellectual property rights in trademarks.
Trademark Phase-Out License Agreement
We will enter into a trademark phase-out license agreement (the “Trademark Phase-Out License Agreement”) with Johnson & Johnson prior to the completion of this offering. Pursuant to the Trademark Phase-Out License Agreement, Johnson & Johnson will grant us a non-exclusive, non-sublicensable (subject to certain exceptions), non-assignable (subject to certain exceptions), royalty-free, fully paid up worldwide license to use certain trademarks owned by Johnson & Johnson (the “Licensed J&J Marks”), consisting primarily of marks related to “Johnson & Johnson” and “J&J”, as well as certain marks related to “Janssen” and “CILAG”, on a transitional basis following the completion of this offering. Johnson & Johnson will retain exclusive ownership of the Licensed J&J Marks, including any goodwill that might be acquired by our use of such marks.
Term
The term of the Trademark Phase-Out License Agreement will be no more than 10 years following the completion of this offering, and our license to use the Licensed J&J Marks for certain specified purposes will terminate within shorter periods. Our use of the Licensed J&J Marks on internal or external product packaging and labels will terminate within five years from the completion of this offering, and our use of the Licensed J&J Marks in bottle or product molds and as embossed or debossed on tablets will terminate in the next replacement cycle for such items in the ordinary course of business, but not longer than eight years from the completion of this offering. Each of these termination dates is subject to extension for an additional three years and an additional two years, respectively, if, at such termination date, we continue to make use of the Licensed J&J Marks despite commercially reasonable efforts to terminate such use. Our use of the Licensed J&J Marks for certain corporate, administrative and digital purposes will terminate within one year from the completion of this offering, and our use of the Licensed J&J Marks on various physical assets (excluding product packaging and labels) will terminate within two years from the completion of this offering; provided that, in each case, if the use of the Licensed J&J Marks in such materials is incorporated in a legal entity name, then the phase-out period of one year or two years, as applicable, will not start until the name of such legal entity is changed; provided further that in no event shall any such phase-out period extend more than five years following the completion of this offering.
Use
The license granted pursuant to the Trademark Phase-Out License Agreement will extend only to our existing uses, and certain intended uses, of the Licensed J&J Marks as of the date of the Trademark Phase-Out License Agreement. We will be required to adhere to certain quality standards in using the Licensed J&J Marks. Subject to certain exceptions, we will not be permitted to (1) use or register in any jurisdiction any trademarks confusingly similar to, or consisting in whole or in part of, any of the Licensed J&J Marks or (2) register any of the Licensed J&J Marks in any jurisdiction, without, in each case, the express prior written consent of Johnson & Johnson.
Registration, Maintenance and Enforcement
Pursuant to the Trademark Phase-Out License Agreement, Johnson & Johnson, at its cost, will be required to use commercially reasonable efforts to prosecute, maintain and renew, as applicable, the Licensed J&J Marks. The Trademark Phase-Out License Agreement will also set forth various other rights, obligations and cooperative duties of Johnson & Johnson and us related to the prosecution, maintenance and renewal of the Licensed J&J Marks. Johnson & Johnson will retain the first right, but not obligation, to enforce and protect the Licensed J&J Marks at its cost, but if Johnson & Johnson declines to do so, we may enforce and protect such marks at our cost.
Additional Trademark Phase-Out License Agreements
To facilitate certain aspects of the Separation, certain Kenvue subsidiaries and certain Johnson & Johnson subsidiaries have entered, and will continue to enter, into separate trademark phase-out license agreements (the “Additional Trademark Phase-Out License Agreements”) governing such Kenvue subsidiaries’ use of certain ancillary marks primarily related to “Janssen” and “CILAG”. The Additional Trademark Phase-Out License Agreements contain substantially the same terms as the Trademark Phase-Out License Agreement. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Trademark Phase-Out License Agreement” include the Additional Trademark Phase-Out License Agreements.
Johnson’s License Agreement
We will enter into a Johnson’s license agreement (the “Johnson’s License Agreement”) with Johnson & Johnson prior to the completion of this offering. Pursuant to the Johnson’s License Agreement, Johnson & Johnson will grant us an irrevocable, exclusive (even as to Johnson & Johnson), sublicensable, non-assignable (subject to certain exceptions), royalty-free, fully paid up license to use certain trademarks relating to the “Johnson’s” brand (the “Licensed Johnson’s Marks”) that are owned by Johnson & Johnson and the ownership of which cannot be transferred to us because local law in the relevant jurisdictions requires that there be unity of ownership between the Licensed Johnson’s Marks and trademarks being retained by Johnson & Johnson. Pursuant to the Johnson’s License Agreement, Johnson & Johnson will also grant us an irrevocable, non-exclusive, sublicensable, non-assignable (subject to certain exceptions), royalty-free, fully paid up license to use certain Chinese character marks (the “Licensed Chinese Character Marks”) that are owned by Johnson & Johnson and are used by both Johnson & Johnson and us. The Licensed Chinese Character Marks are used primarily in China and simultaneously signify both the “Johnson’s” brand and the “Johnson & Johnson” company name and brand. Johnson & Johnson will retain exclusive ownership of the Licensed Johnson’s Marks and the Licensed Chinese Character Marks, including any goodwill that might be acquired by our use of such marks.
Term
The term of the licenses granted to us pursuant to the Johnson’s License Agreement is perpetual, and termination is not an available remedy for either party’s breach of the Johnson’s License Agreement.

Use
The licenses granted to us pursuant to the Johnson’s License Agreement will extend only to “Johnson’s” branding in use as of the date of the Trademark Coexistence Agreement and to limited expanded uses of “Johnson’s” branding. We will be required to adhere to certain quality standards in using the Licensed Johnson’s Marks and the Licensed Chinese Character Marks.
Registration, Maintenance and Enforcement
Pursuant to the Johnson’s License Agreement, Johnson & Johnson will be required to use commercially reasonable efforts to prosecute, maintain and renew, as applicable, the Licensed Johnson’s Marks, and we will be responsible for the costs of Johnson & Johnson’s efforts. The Johnson’s License Agreement will also set forth various other rights, obligations and cooperative duties of Johnson & Johnson and us related to the prosecution, maintenance and renewal of the Johnson’s Licensed Marks and the Licensed Chinese Character Marks. With respect to the Licensed Johnson’s Marks, we will have the first right, but not obligation, to enforce and protect such marks at our cost, and if we decline to do so, Johnson & Johnson may enforce and protect such marks at its cost. With respect to the Licensed Chinese Character Marks, Johnson & Johnson will retain the first right, but not obligation, to enforce and protect such marks at its cost, but if Johnson & Johnson declines to do so, we may enforce and protect such marks at our cost.
Trademark Coexistence Agreement
We will enter into a trademark coexistence agreement (the “Trademark Coexistence Agreement”) with Johnson & Johnson prior to the completion of this offering. The Trademark Coexistence Agreement will establish certain global parameters regarding (1) our registration and use of trademarks related to the “Johnson’s” brand (the “Johnson’s Trademarks”) and (2) Johnson & Johnson’s registration and use of trademarks related to the “Johnson & Johnson” company name and brand (the “J&J Trademarks” and, collectively with the Johnson’s Trademarks, the “Coexisting Trademarks”). These parameters are intended to avoid confusion among consumers regarding the Coexisting Trademarks. Our use of the Johnson’s Trademarks will be limited to goods and services offered under the Johnson’s brand as of the date of the Trademark Coexistence Agreement, certain related uses and certain additional consumer health goods and services (collectively, the “Johnson’s Goods”), while Johnson & Johnson’s use of the J&J Trademarks in connection with the Johnson’s Goods will be limited solely to indications of corporate identity. The parties will also agree to undertake additional cooperative efforts to mitigate any actual consumer confusion that may occur regarding the Coexisting Trademarks. The Trademark Coexistence Agreement will remain in effect as long as the parties, or their successors or assigns, are using, or intend to use, the Coexisting Trademarks.
Additional Trademark License Agreements
We have entered enter into various additional trademark license agreements with Johnson & Johnson. Pursuant to these agreements, we and Johnson & Johnson (in such capacity, the “licensor”) have granted to the other party (in such capacity, the “licensee”) licenses to certain trademarks and, where applicable, related know-how owned by the licensor. The licensee is required to adhere to certain quality standards in using the licensed trademarks. The additional trademark license agreements also set forth various rights, obligations and cooperative duties of the licensor and licensee related to the prosecution, maintenance, renewal and enforcement of the additional licensed trademarks. We do not expect these additional trademark license agreements between us and Johnson & Johnson, individually or in the aggregate, to comprise a material portion of our trademark portfolio nor to have a material impact on our business, results of operations or financial condition.
Transition Services Agreement
We will enter into a transition services agreement (the “Transition Services Agreement”) with Johnson & Johnson prior to the completion of this offering. Pursuant to the Transition Services Agreement, Johnson & Johnson will provide us with specified services (the “J&J Services”), including certain information technology, supply chain, human resources, medical safety, finance, regulatory, sales and marketing, research and development, real estate, legal operations, government affairs, distribution and tax services, for a transitional period following the completion of this offering. The Transition Services Agreement is intended to help ensure an orderly transition following the completion of this offering and will facilitate cooperation between Johnson & Johnson and us to exit, transition, migrate and integrate each J&J Service to us as soon as reasonably practicable.
Services
Johnson & Johnson will be required to provide J&J Services in compliance with applicable laws, in a professional and workmanlike manner and at a quality level and in a manner consistent with its practice during the year preceding the completion of this offering. Johnson & Johnson may, at its option, delegate any of its obligations to perform J&J Services to third-party service providers, but Johnson & Johnson will remain responsible for ensuring that the J&J Services are provided to us in accordance with the terms of the Transition Services Agreement. From time to time, we may request that Johnson & Johnson provide an additional service to us and, if such service is reasonably necessary for the operation of our business and was provided to our business during the year preceding the completion of this offering, Johnson & Johnson will be required to use commercially reasonable efforts to provide such additional service to us.
Fees
The Transition Services Agreement will specify the fees for the J&J Services, which will generally be fixed amounts based on Johnson & Johnson’s expected costs plus a markup and be adjusted for inflation on an annual basis. However, for a limited number of J&J Services, including distribution services, the applicable fees will vary and be calculated based on usage, typically as a function of sales. In addition to any such fees, we will also be required to bear certain additional costs, including one-time costs to enable the provision of services or secure necessary third-party consents, shipping costs, customs duties and certain taxes, as applicable. We do not expect the aggregate net fees and costs associated with the J&J Services under the Transition Services Agreement to be materially different than the aggregate historical costs that Johnson & Johnson has allocated to us for these services and, therefore, we do not expect these fees and costs to have a material impact on our business, results of operations or financial condition.
Term and Termination
The term for most J&J Services is expected to terminate within 24 months following the completion of this offering. However, a limited number of J&J Services will be provided to us for a longer period of time, not to exceed 60 months. The service term for any J&J Service may be extended under certain conditions, so long as such extension does not extend beyond 24 months following the completion of this offering or, with respect to such limited number of services, such longer period (each, a “J&J Service Period Deadline”). We will generally be required to pay an increased service fee to Johnson & Johnson during any extension period. In addition, if Johnson & Johnson and we are unable to transition any J&J Service due to a failure to obtain requisite regulatory approvals, the Service Period Deadline for such J&J Service shall be extended to 30 days following receipt of such requisite regulatory approvals.
The Transition Services Agreement will expire upon the expiration of the term for all J&J Services. We may terminate any J&J Service upon advance written notice to Johnson & Johnson.
Liabilities and Indemnification
Johnson & Johnson will generally have no liability to us for liabilities arising from our implementation, execution or use of the J&J Services. We will generally be required to indemnify Johnson & Johnson, its affiliates, any third-party service providers and its and their respective directors, officers, employees, affiliates, agents and representatives for all liabilities arising from the provision of the J&J Services under the Transition Services Agreement. However, Johnson & Johnson will have liability for, and will be required to indemnify us, our affiliates and our and their respective directors, officers, employees, affiliates, agents and representatives for, liabilities arising from Johnson & Johnson’s or its third-party service providers’ fraud, intentional misconduct or gross negligence. Johnson & Johnson’s liability in such cases shall be limited to the aggregate amount of fees and payments it receives pursuant to the Transition Services Agreement.

Quality and Pharmacovigilance Matters
The Transition Services Agreement will provide that we and Johnson & Johnson will be required to enter into a quality agreement, which will govern the exchange of information related to quality and regulatory compliance with regard to our products as needed for our respective quality and regulatory compliance obligations, as well as for our respective pharmacovigilance obligations, during the transition period.
Transition Manufacturing Agreement
We will enter into a transition manufacturing agreement (the “Transition Manufacturing Agreement”) with Johnson & Johnson prior to the completion of this offering. Pursuant to the Transition Manufacturing Agreement, Johnson & Johnson will manufacture and supply to us certain products, or components thereof, (each, a “Product”) including Tylenol, Zyrtec, Motrin, Benadryl and other OTC products, on a transitional basis following the completion of this offering. Johnson & Johnson will be required to (1) adhere to certain quality standards in performing its manufacturing and supply services and (2) use commercially reasonable efforts to acquire, at its sole cost, all raw materials required for the manufacture and supply of the Products.
Pricing
The Transition Manufacturing Agreement will set forth the initial prices we will pay Johnson & Johnson for each Product, which will be fixed amounts based on a cost-plus model. These prices will be adjusted annually to reflect changes in the cost of raw materials, third party manufactured products, fees of third party manufacturers incurred by Johnson & Johnson and certain of Johnson & Johnson’s conversion costs. We will be responsible for paying all sales taxes imposed in connection with the supply of goods or services under the Transition Manufacturing Agreement.
Demand Forecasts
We will be required to provide Johnson & Johnson with periodic binding and non-binding forecasts of our anticipated demand for each Product, and we will generally be required to submit purchase orders in line with our binding forecasts.
Changes
We and Johnson & Johnson may agree to discretionary changes to a Product’s specifications, raw materials or manufacturing process. We and Johnson & Johnson will also cooperate to implement changes to any Product necessitated by the unavailability of a raw material or applicable legal requirements. If there is a shortage of a raw material, Johnson & Johnson will first allocate such raw material to the manufacture of essential or lifesaving products (including both the Products and Johnson & Johnson products) and then to the manufacture of non-essential or non-lifesaving products (including both the Products and Johnson & Johnson products).
Term and Termination
The term of manufacturing services under the Transition Manufacturing Agreement will vary with respect to each Product and manufacturing facility and range from less than one year in some cases to five years, with up to three one-year extensions if the transition is delayed due to circumstances beyond our reasonable control. We expect that most Products will have transitioned within three years. The price for a Product will be adjusted at the time of any extension to reflect changes in the cost of raw materials, third party manufactured products, fees of third party manufacturers incurred by Johnson & Johnson, certain of Johnson & Johnson’s conversion costs and increases in inefficiencies arising at the facility at which the Product is manufactured as a result of extending the term of the Product.
The Transition Manufacturing Agreement will expire following the expiration of the term for all Products and satisfaction of all manufacturing service obligations related to the Products (including quality assurance and ongoing stability testing services). We may terminate the Transition Manufacturing Agreement, or the supply of any particular Product thereunder, upon advance written notice to Johnson & Johnson, provided that we bear the costs of any inefficiencies incurred in connection with such termination. Johnson & Johnson may, under certain circumstances, terminate the supply of a Product after written notice to us that the manufacture or supply of such Product has become prohibited by law and if Johnson & Johnson and we are unable to determine mutually acceptable changes to such Product to comply with applicable law.
Liabilities and Indemnification
Our recourse against Johnson & Johnson for any defect in the Products will generally be limited to having the defective Product replaced or receiving a refund at our option and our recourse against Johnson & Johnson is generally limited, on a facility-by-facility basis, to the aggregate amount of fees and payments it receives for Products manufactured at a facility. We will generally be required to indemnify Johnson & Johnson, its affiliates and its and their respective directors, officers, employees, agents and representatives against damages incurred from third party claims arising from the sale or use of the Products, from Johnson & Johnson’s manufacturing or supplying us with Products pursuant to the Transition Manufacturing Agreement or from our fraud, intentional misconduct or gross negligence in connection with performance of our obligations under the Transition Manufacturing Agreement. However, Johnson & Johnson will be required to indemnify us, our affiliates and our and their respective directors, officers, employees, agents and representatives against damages incurred from third party claims arising from Johnson & Johnson’s fraud, intentional misconduct or gross negligence in connection with its performance under the Transition Manufacturing Agreement.
Quality Matters
The Transition Manufacturing Agreement will provide that we and Johnson & Johnson will be required to enter into a quality agreement, which will govern the exchange of information related to quality and regulatory compliance with regard to our products as needed for our respective quality and regulatory compliance obligations, as well as for our respective pharmacovigilance obligations, during the transition period.
Additional Matters
The Transition Manufacturing Agreement will provide that we and Johnson & Johnson will negotiate in good faith and enter into a reverse transition manufacturing agreement pursuant to which we will manufacture and supply products for Johnson & Johnson on a transitional basis. We expect this agreement to be entered into following the completion of this offering, and to contain terms that are substantially similar to the terms of the Transition Manufacturing Agreement. In addition, the Transition Manufacturing Agreement will provide that we and Johnson & Johnson will engage in good faith discussions with respect to transitional arrangements in connection with the transfer of certain Deferred Local Businesses following the completion of this offering.
Registration Rights Agreement
We and Johnson & Johnson will enter into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which we will grant to Johnson & Johnson certain registration rights with respect to the shares of our common stock owned by Johnson & Johnson. Johnson & Johnson may transfer these rights in certain limited circumstances, including in connection with an equity-for-debt exchange to a third-party lender (a “Permitted Transferee” and, collectively with Johnson & Johnson, “Holders”), and such Holders will thereafter be bound by the terms of the Registration Rights Agreement.
Demand Registration
Holders will be able to request registration under the Securities Act of all or any portion of their shares of our common stock covered by the Registration Rights Agreement, and we will be obligated, subject to limitations on minimum offering size and certain other limited exceptions, to register such shares as requested by such Holders. Holders will be able to designate the terms of each offering effected pursuant to a demand registration, which may take the form of a shelf registration, and will be able to request that we complete up to three demand registrations in any 12-month period.
We will not be required to honor a demand registration if we have effected a registration within the preceding 60 days. In addition, following the date on which Johnson & Johnson no longer owns a majority of the shares of our common stock, if we reasonably determine in good faith that filing a registration statement would be significantly disadvantageous to us, we may, no more than once during any 12-month period, delay filing such registration statement until the earlier of 45 days after we make such determination or seven days after the disadvantageous condition no longer exists.
Piggy-Back Registration
If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of shares of our common stock held by Holders, Holders will have the right to include their shares of our common stock in that offering, subject to certain limitations.
Indemnification
The Registration Rights Agreement will contain customary indemnification and contribution provisions by us for the benefit of Holders and, in limited situations, by Holders for the benefit of us with respect to the information provided by such Holders included in any registration statement, prospectus or related document.
Reverse Transition Services Agreement
We will enter into a reverse transition services agreement (the “Reverse Transition Services Agreement”) with Johnson & Johnson prior to the completion of this offering. Pursuant to the Reverse Transition Services Agreement, we will provide Johnson & Johnson with specified services (the “Kenvue Services”), including certain information technology, supply chain, medical safety, finance, regulatory, sales and marketing, real estate and distribution services, for a transitional period following the completion of this offering. The Reverse Transition Services Agreement is intended to help ensure an orderly transition following the completion of this offering and will facilitate cooperation between Johnson & Johnson and us to exit, transition, migrate and integrate each Kenvue Service to Johnson & Johnson as soon as reasonably practicable.
Services
We will be required to provide Kenvue Services in compliance with applicable laws, in a professional and workmanlike manner and at a quality level and in a manner consistent with our practice during the year preceding the completion of this offering. We may, at our option, delegate any of our obligations to perform Kenvue Services to third-party service providers, but we will remain responsible for ensuring that the Kenvue Services are provided to Johnson & Johnson in accordance with the terms of the Reverse Transition Services Agreement. From time to time, Johnson & Johnson may request that we provide an additional service to Johnson & Johnson and, if such service is reasonably necessary for the operation of Johnson & Johnson’s business and was provided to Johnson & Johnson’s business during the year preceding the completion of this offering, we will be required to use commercially reasonable efforts to provide such additional service to Johnson & Johnson.
Fees
The Reverse Transition Services Agreement will specify the fees for the Kenvue Services, which will generally be fixed amounts based on our expected costs plus a markup and be adjusted for inflation on an annual basis. However, for a limited number of Kenvue Services, including distribution services, the applicable fees will vary and be calculated based on usage, typically as a function of sales. In addition to such fees, Johnson & Johnson will also be required to bear certain additional costs, including one-time costs to enable the provision of services or secure necessary third-party consents, shipping costs, customs duties and certain taxes, as applicable.
Term and Termination
The term for most Kenvue Services is expected to terminate within 24 months following the completion of this offering. However, a limited number of Kenvue Services will be provided to us for a longer period of time, not to exceed 84 months. The service term for any Kenvue Service may be extended under certain conditions, so long as such extension does not extend beyond 24 months following the completion of this offering or, with respect to such limited number of services, such longer period (each, a “Kenvue Service Period Deadline”). Johnson & Johnson will generally be required to pay an increased service fee to us during any extension period. In addition, if we and Johnson & Johnson are unable to transition any Kenvue Service due to a failure to obtain requisite regulatory approvals, the Service Period Deadline for such Kenvue Service shall be extended to 30 days following receipt of such requisite regulatory approvals.
The Reverse Transition Services Agreement will expire upon the expiration of the term for all Kenvue Services. Johnson & Johnson may terminate any Kenvue Service upon advance written notice to us.
Liabilities and Indemnification
We will generally have no liability to Johnson & Johnson for liabilities arising from Johnson & Johnson’s implementation, execution or use of the Kenvue Services. Johnson & Johnson will generally be required to indemnify us, our affiliates, any third-party service providers and our and their respective directors, officers, employees, affiliates, agents and representatives for all liabilities arising from the provision of the Kenvue Services under the Reverse Transition Services Agreement. However, we will have liability for, and will be required to indemnify Johnson & Johnson, its affiliates and its and their respective directors, officers, employees, affiliates, agents and representatives for, liabilities arising from our or our third-party service providers’ fraud, intentional misconduct or gross negligence. Our liability in such cases shall be limited to the aggregate amount of fees and payments we receive pursuant to the Reverse Transition Services Agreement.
Quality and Pharmacovigilance Matters
The Reverse Transition Services Agreement will provide that we and Johnson & Johnson will be required to enter into a quality agreement, which will govern the exchange of information related to quality and regulatory compliance with regard to our products as needed for our respective quality and regulatory compliance obligations, as well as for our respective pharmacovigilance obligations, during the transition period.
Data Transfer and Sharing Agreement
We will enter into a data transfer and sharing agreement (the “Data Transfer and Sharing Agreement”) with Johnson & Johnson prior to the completion of this offering. The Data Transfer and Sharing Agreement will set forth protocols to govern the request, transfer, extraction, traceability, retention and deletion of certain Data primarily related to or used or held for use primarily in connection with our business or operations in Johnson & Johnson’s possession as of the completion of this offering, certain Data primarily related to or used or held for use primarily in connection with Johnson & Johnson’s business or operations in our possession as of the completion of this offering, certain Data created by Johnson & Johnson solely for us or on our behalf in relation to the services under the Transition Services Agreement in Johnson & Johnson’s possession as of or after the completion of this offering, certain Data created by us solely for Johnson & Johnson or on Johnson & Johnson’s behalf in relation to the services under the Reverse Transition Services Agreement in our possession as of or after the completion of this offering and certain Data requested by us or Johnson & Johnson pursuant to the Separation Agreement. The Data Transfer and Sharing Agreement will also establish a joint data committee, comprised of representatives from the Company and Johnson & Johnson, that will be responsible for providing general oversight and strategic planning to facilitate the efficient and orderly extraction and transfer of such Data or alternative access to certain shared Data, where transfers are not practicable. The term of the Data Transfer and Sharing Agreement will be perpetual.
Other Agreements with Johnson & Johnson
Real Estate Agreements
Prior to the completion of this offering, Johnson & Johnson’s owned real property and leased space will be allocated to Johnson & Johnson or us, as the case may be, in a manner that is consistent with the different business uses and needs of Johnson & Johnson and us. To the extent owned property or leased space is to be shared by Johnson & Johnson and us on a long-term basis or associated real estate services need to be provided by one party to the other, we have entered, and will continue to enter, into various lease, sublease and license agreements with Johnson & Johnson that will govern each party’s rights and obligations with respect to any such owned or leased property, shared space or service provided. In addition, certain facilities will, pursuant to transition services agreements, be shared between Johnson & Johnson and us for a limited period of time following the completion of this offering. We do not expect these real estate agreements between us and Johnson & Johnson, individually or in the aggregate, to comprise a material portion of our property portfolio nor to have a material impact on our business, results of operations or financial condition.
Royalty Monetization Agreements
In connection with the October 2021 Old JJCI corporate restructuring, Old JJCI and its affiliates entered into purchase and sale agreements (the “Royalty Monetization Agreements”) with Royalty A&M LLC (“RAM”), an indirect wholly owned subsidiary of Johnson & Johnson, pursuant to which Old JJCI and its affiliates transferred to RAM their rights to receive four streams of royalties from certain third parties representing an aggregate value of $367.1 million. The royalty streams generally derive from third-party sales of certain branded products, primarily Lactaid sold in the United States. RAM’s rights to these royalty streams commenced with royalties payable in October 2021 and terminate with royalties payable for third-party Lactaid branded sales after December 2028 and for other products between December 2027 and November 2031 (each, a “Royalty Conclusion Date”). As a result of the Old JJCI corporate restructuring, the former rights of Old JJCI and its affiliates with respect to these underlying royalty streams were transferred to a second entity named Johnson & Johnson Consumer Inc. (“New JJCI”) and its affiliates. New JJCI’s operations, assets and liabilities, including these underlying royalty streams, will be transferred to us in connection with the Separation. Following each Royalty Conclusion Date, the underlying royalty arrangements, unless perpetual in nature, will be due for renewal between each third party and us. In addition, prior to the applicable Royalty Conclusion Date for each royalty stream, or within 12 months thereafter, RAM will maintain a right of first negotiation to purchase from us the rights to the royalties (or any portion thereof) that are payable to us from such stream following such Royalty Conclusion Date.
Policy on Related Person Transactions
Prior to the completion of this offering, the Board will adopt a Policy on Transactions with Related Persons. Our Policy on Transactions with Related Persons will require the approval or ratification by the           of any transaction or series of transactions exceeding $120,000 in which we are a participant and any related person has a direct or indirect material interest (other than solely as a result of being a director or trustee or less than 10% owner of another entity). Related persons include our directors and executive officers and their immediate family members and persons sharing their households as well as persons controlling more than 5% of our outstanding shares of common stock.
Once a related person transaction has been identified, the           will review all of the relevant facts and circumstances and approve or disapprove entry into the transaction. The           will take into account, among other factors, whether the transaction is on terms no more favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. If it is not feasible to obtain advance approval of a transaction from the           , the transaction will be considered for ratification at the next regularly scheduled meeting of the           .
Our Policy on Transactions with Related Persons will not be in effect at the time we enter into the agreements described above under “—Agreements to be Entered into in Connection with the Separation.” Each of the agreements between us and Johnson & Johnson that has been entered into prior to the completion of this offering, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of our Policy on Transactions with Related Persons.

DESCRIPTION OF CAPITAL STOCK
In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following description summarizes the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following description is not complete and is qualified by reference to the full text of our amended and restated certificate of incorporation and our amended and restated bylaws, forms of which will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the applicable provisions of the DGCL.
General
Upon completion of this offering, our authorized capital stock will consist of:
•              shares of common stock, par value $0.01 per share; and
•              shares of preferred stock, par value $0.01 per share.
Upon completion of this offering, there will be:
•              shares of our common stock outstanding (or          shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments); and
•no shares of our preferred stock outstanding.
Common Stock
Holders of shares of our common stock will be entitled to the rights set forth below.
Voting Rights
Each holder of shares of our common stock will be entitled to one vote per share of our common stock on all matters which may be submitted to the holders of shares of our common stock. At any meeting of our shareholders, the holders of a majority of the issued and outstanding shares entitled to vote at such meeting must be present in person or represented by proxy in order to constitute a quorum.
At any meeting of our shareholders, all questions, except as otherwise expressly provided by statute, our amended and restated certificate of incorporation or our amended and restated bylaws, will be determined by vote of the holders of a majority of the issued and outstanding shares present in person or represented by proxy at such meeting and entitled to vote. Except as otherwise required by law, a nominee for election as a director will be elected to the Board at a meeting at which a quorum is present if the number of votes cast, in person or by proxy, by the holders of shares entitled to vote thereon, “for” such nominee’s election exceeds the number of votes cast “against” such nominee’s election; provided that, if the number of director nominees exceeds the number of directors to be elected, then each nominee will be elected by a plurality of the votes cast, in person or by proxy, by the holders of shares entitled to vote thereon, at the meeting at which a quorum is present.
Our amended and restated bylaws will provide that any director may be removed from office at any time, with or without cause, by vote of the holders of a majority of the issued and outstanding shares entitled to vote thereon.
Dividend Rights
Subject to any preferential rights of any outstanding shares of our preferred stock, each holder of shares of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of any assets lawfully available for the payment of dividends.

Liquidation, Dissolution and Winding-Up Rights
In the event of a liquidation, dissolution or winding-up of the Company, each holder of shares of our common stock will be entitled to ratable distribution of our net assets that remain after the payment in full of all liabilities and the liquidation preferences of any outstanding shares of our preferred stock.
Other Rights
Holders of shares of our common stock will have no preemptive or conversion rights to purchase, subscribe for or otherwise acquire any shares of our common stock or preferred stock or other securities. There are no redemption or sinking fund provisions applicable to the shares of our common stock.
Preferred Stock
The Board will be authorized, without further vote or action by our shareholders, to provide for the issuance from time to time of shares of our preferred stock in series and, as to each series, to fix the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of our capital stock; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any, and the redemption price or prices and the other terms of redemption, if any, applicable to that series. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when shares of our preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of our shares of common stock or for other corporate purposes.
Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe the benefits of increased protection of the Board’s ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals, including because negotiation of these proposals could result in an improvement of the terms of the proposals.
Delaware Anti-Takeover Statute
We will be subject to Section 203 of the DGCL. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:
•prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares (1) owned by persons who are directors and also officers and (2) held in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with its affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock.
The existence of Section 203 of the DGCL would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging takeover attempts that might result in a premium over the then-prevailing market price for the shares of our common stock held by our shareholders.
A Delaware corporation may “opt out” of Section 203 of the DGCL by including a provision expressly electing not to be governed by Section 203 of the DGCL in its original certificate of incorporation or in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting stock. We will not elect to “opt out” of Section 203 of the DGCL.
So long as Johnson & Johnson beneficially owns a majority of the total voting power of our outstanding capital stock, and therefore has the ability to direct the election of all the members of the Board, directors designated by Johnson & Johnson to serve on the Board would have the ability to authorize a party, including a potential transferee of Johnson & Johnson’s shares of our common stock, to become an interested stockholder such that the restrictions of Section 203 of the DGCL would not apply to such party.
Size of Board and Vacancies
Our amended and restated bylaws will provide that the Board will consist of not less than          nor more than          directors, the actual number to be determined by the Board from time to time. Upon completion of this offering, the Board will consist of          directors.
Our amended and restated bylaws will provide that any vacancies in the Board, however created, will be filled by appointment made by a majority of the remaining directors. In addition, our amended and restated certificate of incorporation will provide that any directorship to be filled by reason of an increase in the number of directors on the Board may be filled by election by a majority of the directors then in office.
Special Shareholder Meetings
Our amended and restated bylaws will provide that a special meeting of our shareholders may be called at any time by (1) the chair of the Board, (2) our Chief Executive Officer or (3) a majority of the Board.
Shareholder Action by Written Consent
Our amended and restated certificate of incorporation will provide that (1) until such time as Johnson & Johnson ceases to beneficially own a majority of the voting power of our shares of common stock, holders of shares of our common stock will be permitted to act by written consent without a duly called annual or special meeting of our shareholders if such written consent is signed by holders of shares of our common stock having at least the minimum number of votes necessary to authorize such action and (2) from and after the time that Johnson & Johnson ceases to beneficially own a majority of the voting power of our shares of common stock, holders of shares of our common stock will not be able to act by written consent without a duly called annual or special meeting of our shareholders.
Requirements for Advance Notification of Shareholder Proposals
Our amended and restated bylaws will establish advance notice procedures for business (including any nominations for director) to be properly brought by a shareholder before an annual or special meeting of our shareholders. In general, any such notice must be received by us not less than 120 days nor more than 150 days prior to the date on which our proxy statement is released to shareholders in connection with the previous year’s annual meeting, or in the event that no annual meeting was held in the previous year, or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the proposing shareholder to be timely must be received not earlier than 150 days prior to the date we commence mailing of proxy materials in connection with the applicable annual meeting and not later than the later of 120 days prior to the date we commence mailing of proxy materials in connection with the applicable annual meeting and the 10th day following the day on which public announcement of such meeting is first made.
In addition, our amended and restated bylaws will require that, in order to submit a nomination for director, a shareholder must also submit all information relating to such person that is required to be disclosed in solicitations of proxies as well as certain other information.
No Cumulative Voting
The DGCL provides that shareholders of a company are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock
The authority that the Board will possess to issue preferred stock, as described under “—Preferred Stock,” could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer or proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of shares of our common stock.
Amendments to Certificate of Incorporation
Our amended and restated certificate of incorporation will provide that our amended and restated certificate of incorporation may only be amended by vote of the holders of a majority of the issued and outstanding shares entitled to vote thereon.
Amendments to Bylaws
Our amended and restated bylaws will provide that the Board will have the power to make, alter, amend or repeal any bylaw, including a bylaw designating the number of directors; provided that the Board may not make, alter, amend or repeal any bylaw designating the qualification or term of office of any member or members of the then-existing Board.
Our amended and restated bylaws will further provide that our amended and restated bylaws may be amended, altered, changed, added to or repealed at any annual meeting or special meeting of our shareholders, in each case by vote of the holders of a majority of the issued and outstanding shares entitled to vote thereon, or by the Board at any regular or special meeting of the Board, if notice of the proposed amendment, alteration, change, addition or repeal is contained in the notice of such meeting; provided, however, that action taken by our shareholders intended to supersede action taken by the Board in making, amending, altering, changing, adding to or repealing any bylaws will supersede prior action of the Board and will deprive the Board of further jurisdiction in the premises to the extent indicated in the statement, if any, of the shareholders accompanying such action of our shareholders.
Conflicts of Interest; Corporate Opportunities
In order to address potential conflicts of interest between us and Johnson & Johnson, our amended and restated certificate of incorporation will include certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Johnson & Johnson and its directors or officers and our rights, powers, duties and liabilities and those of our directors, officers and shareholders in connection with our relationship with Johnson & Johnson. These provisions generally recognize that we and Johnson & Johnson may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Johnson & Johnson will continue to have contractual and business relations with each other.
Following the completion of this offering and for as long as Johnson & Johnson beneficially owns at least     % of our issued and outstanding shares with respect to the election of directors or has any directors, officers or employees who serve on the Board, the Board is expected, in accordance with Section 122(17) of the DGCL, to renounce any interest or expectancy of ours in any corporate opportunities that are presented to Johnson & Johnson or any of its directors, officers or employees.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers to corporations and their shareholders for monetary damages for breaches of fiduciary duties as directors or officers. Our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and our amended and restated bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we must indemnify and advance reasonable expenses to our directors and, subject to certain exceptions, officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.
The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors and officers for breaches of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. However, these provisions will not limit or eliminate our rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation will not alter the liability of directors and officers under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding against us or any of our directors, officers or employees for which indemnification is sought.
Exclusive Forum
Our amended and restated certificate of incorporation will provide, in all cases to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for:
•any derivative action or proceeding brought on our behalf;
•any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or shareholders to us or our shareholders;
•any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware;
•any action asserting a claim governed by the internal affairs doctrine; or
•any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation or our amended and restated bylaws.
However, if the Court of Chancery located within the State of Delaware does not have jurisdiction over any such action, the action may be brought instead in the United States District Court for the District of Delaware.
In addition, our amended and restated certificate of incorporation will provide that the foregoing provision will not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.
These exclusive forum provisions may impose additional costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of Delaware, or limit a shareholder’s ability to bring a claim in a judicial forum that such shareholder finds favorable for disputes with us or our directors, officers, employees or shareholders, which in each case may discourage such lawsuits with respect to such claims. Our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of these exclusive forum provisions.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and our authorized but unissued shares of preferred stock will be available for future issuance without further vote or action by our shareholders. We may use additional shares for a variety of purposes, including to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could also discourage attempts by third parties to obtain control of us through a merger, tender offer or proxy contest or otherwise by making such attempts more difficult or more costly.
Listing
We intend to apply to list our shares of common stock on the NYSE under the symbol “KVUE”.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our common stock will be Computershare Trust Company, N.A.

DESCRIPTION OF CERTAIN INDEBTEDNESS
In connection with the Separation, we intend to enter into certain financing arrangements, which may include the Senior Notes Offering, the Credit Facilities or a combination thereof.
We will update the disclosure in this section in a subsequent amendment to the registration statement of which this prospectus is a part once the terms of these financing arrangements are reasonably known.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our common stock, and we cannot predict with certainty the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of shares of our common stock prevailing from time to time. We also cannot predict with certainty whether or when Johnson & Johnson will complete the Distribution or otherwise sell its remaining equity interest in our company. The sale or other availability of substantial amounts of shares of our common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of shares of our common stock and our ability to raise additional capital through a future sale of securities.
Upon completion of this offering, we will have          shares of common stock outstanding (or            shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). This includes           shares of common stock (or            shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments) that we are offering to be sold in this offering, which shares will be freely tradable without restriction or further registration under the Securities Act, subject to the provisions of Rule 144 described below under “—Rule 144” and any contractual restrictions, including under the lock-up agreements described below under “—Lock-Up Agreements.”
Sale of Restricted Shares
Subject to any contractual restrictions, including under the lock-up agreements described below under “—Lock-Up Agreements,” all of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”), may generally only be sold publicly in compliance with the limitations of Rule 144 described below under “—Rule 144.” As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.
Upon completion of this offering, Johnson & Johnson will own           % of our outstanding shares of common stock (or           % if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). These shares will be “restricted securities” as that term is defined in Rule 144. Subject to any contractual restrictions, including under the lock-up agreements described below under “—Lock-Up Agreements,” Johnson & Johnson will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.
In addition, upon completion of this offering, Johnson & Johnson will, subject to certain conditions, have registration rights with respect to all of the shares of our common stock that Johnson & Johnson will own following the completion of this offering. See “—Registration Rights.” At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the prevailing market price of shares of our common stock.
Rule 144
In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates and has not been one of our affiliates at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of shares of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding; and
•the average weekly trading volume of shares of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
S-8 Registration Statement
In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of            shares of our common stock that we expect to reserve for issuance under our proposed equity incentive plan. The registration statement will become effective automatically upon filing with the SEC, and shares of our common stock covered by the registration statement will be eligible for resale in the public market immediately after the effective date of the registration statement, subject to the lock-up agreements described below under “—Lock-Up Agreements.”
Lock-Up Agreements
In connection with this offering, we, our executive officers, our directors and Johnson & Johnson have agreed with the underwriters that, except with the prior written consent of each of            and            , we and they will not, subject to certain exceptions, during the period beginning on the date of this prospectus and continuing through the date that is            days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock.            and            may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements. See “Underwriting.”
Registration Rights
Pursuant to the Registration Rights Agreement we will enter into with Johnson & Johnson in connection with the Separation, Johnson & Johnson will be able to require us to effect the registration under the Securities Act of shares of our common stock that Johnson & Johnson will own following the completion of this offering. If the offer and sale of these shares is registered, these shares will become freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of shares of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of shares of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. We cannot assure you that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.
This discussion is limited to Non-U.S. Holders that hold shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons subject to the alternative minimum tax;
•persons holding shares of our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell shares of our common stock under the constructive sale provisions of the Code;
•persons who hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to shares of our common stock being taken into account on an applicable financial statement; and
•tax-qualified retirement plans.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section of this prospectus entitled “Dividend Policy,” we intend to pay quarterly cash dividends to holders of shares of our common stock. If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of shares of our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce a Non-U.S. Holder’s basis in shares of our common stock, but not below zero, and then will be treated as gain from the sale of shares of our common stock, as described below under “—Gain on Sale or Other Disposition of Shares of Our Common Stock.”
Dividends paid to a Non-U.S. Holder generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below), a Non-U.S. Holder will be required to provide a properly executed applicable IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying the Non-U.S. Holder’s entitlement to benefits under a treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will generally be taxed on the dividends on a net income basis at regular rates applicable to a U.S. person. In this case, the Non-U.S. Holder will be exempt from the withholding tax discussed in the preceding paragraph, although the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the ownership and disposition of shares of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) for corporations.
Gain on Sale or Other Disposition of Shares of Our Common Stock
Subject to the discussions below under “—Informational Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to

U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become a USRPHC in the future. Even if we were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of shares of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Informational Reporting and Backup Withholding
Payments of dividends on shares of our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on shares of our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of shares of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of shares of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on shares of our common stock. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in shares of our common stock.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares offered by us. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total
The underwriters are committed to take and pay for all of the shares offered by us, if any are taken, other than the shares covered by the over-allotment option described below unless and until this over-allotment option is exercised.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to        additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments. If any shares are purchased pursuant to this over-allotment option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase        additional shares of our common stock, as described above.

	No Exercise	Full Exercise
Per Share	$	$
Total
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our executive officers, our directors and Johnson & Johnson have agreed with the underwriters that, except with the prior written consent of each of          and          , we and they will not, subject to certain exceptions, during the period beginning on the date of this prospectus and continuing through the date that is          days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. The lock-up agreements are subject to specified exceptions.          and          may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements.
See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price has been negotiated among us, Johnson & Johnson and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our shares of common stock on the NYSE under the symbol “KVUE”.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ over-allotment option described above may be exercised. The underwriters may cover any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the over-allotment option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the over-allotment option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          . We have also agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority (“FINRA”)-related expenses incurred by them in connection with this offering in an amount up to $          .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Johnson & Johnson has granted J.P. Morgan Securities LLC a right of first refusal to participate in the distribution of certain future public offerings of the Company’s securities. This right will expire 12 months following the expiration or termination of a certain engagement letter between Johnson & Johnson and J.P. Morgan Securities LLC, and, in any event, will expire by December 31, 2024. Under FINRA Rule 5110, the right of first refusal is deemed to be underwriting compensation by FINRA.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no securities have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
1.to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
2.to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
3.in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (1) has been approved by the Financial Conduct Authority or (2) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
•to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or
•in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”);

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (1) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this registration statement is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and (2) investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Australia
This document:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Canada
The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, then you should consult an authorized financial advisor.
United Arab Emirates
The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Hong Kong
The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock. Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3)

otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.
Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares of common stock or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The financial statements as of January 2, 2022 and January 3, 2021 and for each of the three fiscal years in the period ended January 2, 2022 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. References in this prospectus to any of our contracts or other documents are not necessarily complete, and each such reference is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. For additional information about us and the shares of our common stock offered hereby, you should refer to the registration statement and the exhibits thereto, which are available on the internet website maintained by the SEC at www.sec.gov.
Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic and current reports, proxy statements and other information with the SEC. We expect to make these reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.kenvue.com as soon as reasonably practicable after the reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an internet website that contains such reports and other information filed electronically with the SEC at www.sec.gov.
The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

CONSUMER HEALTH BUSINESS
CONDENSED COMBINED BALANCE SHEETS
(Dollars in Millions)
(Unaudited)

	October 2, 2022	January 2, 2022
Assets
Current assets
Cash and cash equivalents	$797	$740
Trade receivables, less allowances for credit losses (October 2, 2022 - $34, January 2, 2022 - $32) (Note 1)	2,141	2,074
Inventories (Note 2)	2,133	1,702
Prepaid expenses and other receivables	227	257
Other current assets	165	154
Total current assets	5,463	4,927
Property, plant and equipment, net	1,700	1,827
Intangible assets, net (Note 3)	9,542	10,701
Goodwill (Note 3)	8,773	9,810
Deferred taxes on income	152	189
Other assets	392	475
Total assets	$26,022	$27,929
Liabilities and Equity
Current liabilities
Accounts payable	$1,745	$1,827
Accrued liabilities (Notes 11 and 14)	864	1,024
Accrued rebates, returns and promotions	860	834
Accrued taxes on income	398	357
Total current liabilities	3,867	4,042
Employee related obligations	269	302
Deferred taxes on income	2,259	2,430
Other liabilities (Note 14)	700	756
Total liabilities	7,095	7,530
Commitments and contingencies (Note 11)
Equity
Net investment from Parent (Note 7)	25,153	24,872
Accumulated other comprehensive loss (Note 5)	(6,226)	(4,473)
Total equity	18,927	20,399
Total Liabilities and Equity	$26,022	$27,929
See Notes to Unaudited Condensed Combined Financial Statements.

CONSUMER HEALTH BUSINESS
CONDENSED COMBINED STATEMENTS OF OPERATIONS
(Dollars in Millions)
(Unaudited)

	Fiscal Nine Months Ended
	October 2, 2022	October 3, 2021
Net sales	$11,183	$11,321
Cost of sales	4,944	4,885
Gross profit	6,239	6,436
Selling, general, and administrative expenses	4,101	3,996
Other (income) expense, net, operating (Note 8)	(6)	26
Operating income	2,144	2,414
Other expense, net (Note 8)	19	6
Income before taxes	2,125	2,408
Provision for taxes	408	788
Net income	$1,717	$1,620
See Notes to Unaudited Condensed Combined Financial Statements.

CONSUMER HEALTH BUSINESS
CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in Millions)
(Unaudited)

	Fiscal Nine Months Ended
	October 2, 2022	October 3, 2021
Net income	$1,717	$1,620
Other comprehensive (loss) income
Foreign currency translation, net of benefit for taxes of $(156), $(74)	(1,766)	(624)
Employee benefit plans, net of benefit for taxes of $(3), $0	5	4
Derivatives and hedges	8	—
Other comprehensive loss	(1,753)	(620)
Comprehensive (loss) income	$(36)	$1,000
See Notes to Unaudited Condensed Combined Financial Statements.

CONSUMER HEALTH BUSINESS
CONDENSED COMBINED STATEMENTS OF EQUITY
(Dollars in Millions)
(Unaudited)

	Net Investment from Parent	Accumulated other comprehensive loss	Total Equity
	Fiscal Nine Months Ended October 2, 2022
Balance, January 2, 2022	$24,872	$(4,473)	$20,399
Net income	1,717	—	1,717
Other comprehensive loss	—	(1,753)	(1,753)
Net transfers to the Parent	(1,436)	—	(1,436)
Balance, October 2, 2022	$25,153	$(6,226)	$18,927

	Fiscal Nine Months Ended October 3, 2021
Balance, January 3, 2021	$21,928	$(3,572)	$18,356
Net income	1,620	—	1,620
Other comprehensive loss	—	(620)	(620)
Net transfers from the Parent	1,011	—	1,011
Balance, October 3, 2021	$24,559	$(4,192)	$20,367
See Notes to Unaudited Condensed Combined Financial Statements.

CONSUMER HEALTH BUSINESS
CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Dollars in Millions)
(Unaudited)

	Fiscal Nine Months Ended
	October 2, 2022	October 3, 2021
Cash flows from (used in) operating activities
Net income	$1,717	$1,620
Adjustments to reconcile net income to cash flows from (used in) operating activities:
Depreciation and amortization	478	549
Stock-based compensation	106	106
Credit losses and trade receivable allowances	8	2
Net gain on write-downs/disposal of assets/businesses	—	(17)
Deferred income taxes	114	497
Net changes in assets and liabilities, net of effects from acquisitions and divestitures
Trade receivables	(210)	(395)
Inventories	(535)	(104)
Other current and non-current assets	87	25
Accounts payable	19	2
Accrued liabilities (Note 14)	(17)	(2,957)
Employee related obligations	15	12
Accrued taxes on income (Note 14)	85	18
Other liabilities	14	(33)
Net cash flows from (used in) operating activities	1,881	(675)
Cash flows used in investing activities
Purchases of property, plant, and equipment	(216)	(172)
Net (purchases) proceeds of assets/businesses	(11)	26
Proceeds from the sale of equity investments	8	20
Investment in equity securities	(4)	(12)
Net cash used in investing activities	(223)	(138)
Cash flows (used in) from financing activities
Proceeds from loans and notes payable	22	—
Repayments of debt	—	(5)
Net transfer (to) from the Parent	(1,542)	905
Net cash (used in) from financing activities	(1,520)	900
Effect of exchange rate changes on cash and cash equivalents	(81)	(26)
Cash and cash equivalents, beginning of year	740	618
Net increase in cash and cash equivalents	57	61
Cash and cash equivalents, end of year	$797	$679
See Notes to Unaudited Condensed Combined Financial Statements.

CONSUMER HEALTH BUSINESS
NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)
1. Description of the Company and Summary of Significant Accounting Policies
Description of the Company and Business Segments
Consumer Health Business (a business of Johnson & Johnson) (the “Company”) sells a broad range of products used in the baby care, oral care, skin health and beauty, over-the-counter pharmaceutical, sanitary protection and wound care markets. These products are marketed to the general public through e-commerce, direct-to-consumer channels and to retail outlets and distributors throughout the world. The Company has a global team of more than 20,000 employees engaged in the research and development, manufacture, and sale of a broad range of these products.
The Company is organized into three business segments: Self Care, Skin Health and Beauty, and Essential Health. The Self Care segment includes a broad product range such as cough, cold and allergy, pain care, and other Self Care (digestive health, smoking cessation, and other) products. The Skin Health and Beauty segment is focused on face and body care and hair, sun, and other products. The Essential Health segment includes oral care, baby care, and other Essential Health (women’s health and wound care) products.
The Company is wholly-owned by Johnson & Johnson (“J&J” or the “Parent”) and primarily represents the Consumer Health segment of J&J. The Company also includes certain other product lines previously reported in another segment of J&J. In November 2021, the Parent announced its intention to separate the Company into a new, publicly traded company (the “Separation”).
Basis of Presentation
The Company has historically operated as part of the Parent and not as a separate entity. These unaudited Condensed Combined Financial Statements of the Company have been derived from the unaudited consolidated financial statements of the Parent to present the unaudited Condensed Combined Balance Sheets as of October 2, 2022 and January 2, 2022 and the related unaudited Condensed Combined Statements of Operations, Comprehensive Income (Loss), Equity and Cash Flows for fiscal nine months ended October 2, 2022 and October 3, 2021 as if the Company had been operated on a standalone basis for the periods presented. The unaudited Condensed Combined Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Parent’s historical accounting policies, by aggregating financial information from the components of the Company and the Parent’s accounting records directly attributable to the Company for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. The Combined Balance Sheet as of January 2, 2022 was derived from audited financial statements, but does not include all disclosures required by accounting principles. Accordingly, the accompanying unaudited Condensed Combined Financial Statements and related notes should be read in conjunction with the audited Combined Financial Statements and related notes as contained elsewhere in this registration statement. The unaudited Condensed Combined Financial Statements include all adjustments (consisting only of normal recurring adjustments) and accruals necessary in the judgment of management for a fair statement of the results for the periods presented. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.
The unaudited Condensed Combined Financial Statements of the Company include the assets, liabilities, revenues and expenses that management has determined are specifically or primarily identifiable to the Company, as well as direct and indirect costs that are attributable to the operations of the Company. Indirect costs are the costs of support functions that are provided on a centralized or geographic basis by the Parent and its affiliates, which include, but are not limited to, facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions.

Indirect costs have been allocated to the Company for the purposes of preparing the unaudited Condensed Combined Financial Statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily net sales, headcount, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or benefit received by the Company during the periods presented, depending on the nature of the services received. Management considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if the Company had been operated on a standalone basis for the periods presented.
The Company is incurring certain Separation-related costs in its establishment as a standalone public company and those costs are included in the unaudited Condensed Combined Financial Statements. Separation-related costs were $109 million for the fiscal nine months ended October 2, 2022 and included within Selling, general, and administrative expenses. There were no Separation-related costs for fiscal year 2021.
A significant number of personal injury claims alleging that talc causes cancer have been made against Johnson & Johnson Consumer Inc. (“Old JJCI”) and the Parent arising out of the use of body powders containing talc, primarily Johnson’s Baby Powder. Upon the 2021 Corporate Restructuring (as defined below), the Company no longer reflects the impact of the Talc-Related Liabilities (as defined below). See Note 11.
Use of Estimates
The preparation of unaudited Condensed Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, rebates, allowances and incentives, product liabilities, income taxes, withholding taxes, depreciation, amortization, employee benefits, contingencies, allocations of cost and expenses from the Parent and its affiliates, and intangible asset and liability valuations. Actual results may or may not differ from those estimates.
Economic Uncertainty
Macroeconomic factors affect consumer spending patterns and thereby the Company’s operations. These factors include general economic conditions, inflation, consumer confidence, employment rates, business conditions, the availability of credit, interest rates, tax rates and fuel and energy costs.
The extent to which COVID-19 and other macroeconomic factors impact the Company’s business and financial results will depend on numerous evolving factors including, but not limited to: the magnitude, duration and speed of recovery from COVID-19, as well as the extent to which COVID-19 and other macroeconomic factors will impact worldwide conditions. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts of COVID-19 and other macroeconomic factors. The accounting matters assessed included, but were not limited to, the Company’s allowance for credit losses, inventory and related reserves, accruals, and the carrying value of the goodwill and other long-lived assets and did not result in a material impact to these accounting matters. The Company’s future assessment of the magnitude and duration of COVID-19 and other macroeconomic factors, could result in material impacts to the Company’s unaudited Condensed Combined Financial Statements in future reporting periods.
Trade Receivable and Allowance for Credit Losses
Trade receivables, net are stated net of certain sales provisions and the allowance for credit losses. The Company estimates the current expected credit loss on its receivables based on various factors, including historical credit loss experience, customer credit worthiness, value of collaterals (if any), and any relevant current and reasonably supportable future economic factors. Trade receivable balances are written off against the allowance when it is deemed probable that the trade receivable will not be collected.

(Dollars in Millions)
Allowance for credit losses, January 2, 2022	$(32)
Provision	(8)
Utilization	5
Currency translation adjustment	1
Allowance for credit losses, October 2, 2022	$(34)
Research and Development
Research and development expenses are expensed as incurred and included within Selling, general, and administrative expenses. Research and development costs were $272 million and $253 million for fiscal nine months ended October 2, 2022 and October 3, 2021, respectively.
Recently Issued Accounting Standards
Not Adopted as of October 2, 2022
ASU 2022-04: Liabilities-Supplier Finance Programs (Topic 405-50) – Disclosure of Supplier Finance Program Obligations
This update requires that a buyer in a supplier finance program disclose additional information about the program to allow financial statement users to better understand the effect of the programs on an entity’s working capital, liquidity, and cash flows. This update will be effective for the Company for fiscal years beginning after December 15, 2022, except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently assessing the impact of this update on its disclosures.
2. Inventories
As of October 2, 2022 and January 2, 2022, inventories were comprised of:

(Dollars in Millions)	October 2, 2022	January 2, 2022
Raw materials and supplies	$346	$264
Goods in process	103	99
Finished goods	1,684	1,339
Total inventories	$2,133	$1,702

3. Intangible Assets and Goodwill
As of October 2, 2022 and January 2, 2022, the gross and net amounts of intangible assets were:

	October 2, 2022			January 2, 2022
(Dollars in Millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Patents and trademarks	$4,078	$(1,345)	$2,733	$4,705	$(1,350)	$3,355
Customer relationships	2,047	(988)	1,059	2,265	(1,021)	1,244
Other intangibles	1,290	(617)	673	1,377	(628)	749
Total definite-lived intangible assets	$7,415	$(2,950)	$4,465	$8,347	$(2,999)	$5,348
Indefinite-lived intangible assets:
Trademarks	5,019	—	5,019	5,291		5,291
Other	58	—	58	62		62
Total intangible assets, net	$12,492	$(2,950)	$9,542	$13,700	$(2,999)	$10,701
The weighted average amortization period for patents and trademarks is 20 years. The weighted average amortization period for customer relationships is 32 years and is driven by large established distributors in various regional markets. These customers have been operating in these markets for many years and are expected to continue to operate in these markets for the foreseeable future. The weighted average amortization period for other intangible assets is 34 years. The amortization expense of amortizable assets included in Cost of sales was $265 million and $313 million, for the fiscal nine months ended October 2, 2022 and October 3, 2021 respectively. Carrying amount changes from fiscal year 2021 to fiscal nine months ended October 2, 2022 are primarily driven by currency translation. The Company recognized an intangible impairment of $12 million related to certain definite-lived trademarks deemed as irrecoverable in Other (income) expense, net, operating for the fiscal nine months ended October 2, 2022.
The estimated amortization expense before tax for the remainder of 2022 and the five succeeding years is approximately:

(Dollars in Millions)
Remainder of 2022	2023	2024	2025	2026	2027
$87	$306	$284	$262	$261	$259
During 2022, the Company realigned and began managing its operations differently, and as a result the Company reallocated its goodwill to align with the new operating segments determined in 2022. This realignment in segment structure resulted in a change in the Company’s former reporting units, which are now divided between: (i) Self Care, (ii) Skin Health and Beauty and (iii) Essential Health which are also the Company’s reportable segments. As a result of this realignment, goodwill was reassigned to each of the reporting units using a relative fair value approach. The Company estimates the fair values of a reporting unit using a discounted cash flow model.

Goodwill by reportable segment is as follows:

(Dollars in Millions)	Consumer Health Business	Self Care	Skin Health and Beauty	Essential Health	Total
Goodwill at January 3, 2021	$10,326	—	—	—	10,326
Currency translation/other	(516)	—	—	—	(516)
Goodwill at January 2, 2022	$9,810	—	—	—	9,810
Currency translation/other	(664)	—	—	—	(664)
Goodwill at July 3, 2022	9,146	—	—	—	9,146
Realignment of segment goodwill	(9,146)	5,193	2,334	1,619	—
Currency translation/other	—	(226)	(101)	(46)	(373)
Goodwill at October 2, 2022	$—	4,967	2,233	1,573	8,773
A majority of the goodwill relates to the Parent’s acquisition of Pfizer Consumer Health in 2006.
The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants. The Company estimates the fair values of a reporting unit using a discounted cash flow model. The discounted cash flow model relies on assumptions regarding revenue and net income growth rates, projected working capital needs, capital expenditures, and discount rates. To estimate fair value, the Company discounts the forecasted cash flows of each reporting unit. The discount rate the Company uses represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return a market participant would expect to earn. The quantitative fair value test is performed utilizing long-term growth rates and discount rates applied to the estimated cash flows in estimation of fair value.
To forecast a reporting unit’s cash flows the Company takes into consideration economic conditions and trends, estimated future operating results, management’s projections, and a market participant’s view of growth rates and product lives, and anticipates future economic conditions. Revenue growth rates inherent in these forecasts are based on input from internal and external market research that compare factors such as growth in global economies, recent industry trends and product life-cycles. Macroeconomic factors such as changes in economies, changes in the competitive landscape, changes in government legislation, product life-cycles, industry consolidations and other changes beyond the Company’s control could have a positive or negative impact on achieving its targets. Accordingly, if market conditions deteriorate, or if the Company is unable to execute its strategies, it may be necessary to record impairment charges in the future.
Following the change in reporting units, the Company performed a quantitative impairment test on each of the reporting units: (i) Self Care, (ii) Skin Health and Beauty and (iii) Essential Health. After completing the testing, the fair value of each of these reporting units exceeded its carrying value, and, therefore, there was no impairment to goodwill.

4. Pensions and Other Benefit Plans
Single Employer Plans
Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans sponsored by the Company for fiscal nine months ended October 2, 2022 and October 3, 2021, include the following components:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Service cost	$4	$6	$—	$—
Interest cost	2	2	1	1
Recognized actuarial losses	3	4	(1)	(1)
Net periodic benefit cost	$9	$12	$—	$—
The service cost component of net periodic benefit cost is presented in the same line items on the unaudited Condensed Combined Statements of Operations where other employee compensation costs are reported, including Cost of sales and Selling, general, and administrative expenses. All other components of net periodic benefit costs are presented as part of Other expense, net on the unaudited Condensed Combined Statements of Operations.
Multiemployer Plans
The Parent has defined benefit pension plans covering eligible employees in the United States and in certain of its international subsidiaries. The Parent also provides medical benefits, principally to its U.S. retirees and their dependents through its other postretirement benefit plans. The participation of the Company’s employees and retirees in these plans is reflected as though the Company participated in a multiemployer plan with the Parent. Liabilities associated with these plans are not reflected in the Company’s unaudited Condensed Combined Balance Sheets. The unaudited Condensed Combined Statements of Operations includes expense allocations for these benefits which were determined using a proportional allocation method. Total benefit plan expense allocated to the Company amounted to $38 million and $68 million for fiscal nine months ended October 2, 2022 and October 3, 2021, respectively.
5. Accumulated Other Comprehensive (Loss) Income
Components of other comprehensive (loss) income consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Employee Benefit Plans	Gain/ (Loss) On Derivatives & Hedge	Total Accumulated Other Comprehensive Loss
January 2, 2022	$(4,421)	$(51)	$(1)	$(4,473)
Net change	(1,766)	5	8	(1,753)
October 2, 2022	(6,187)	(46)	7	(6,226)

January 3, 2021	(3,495)	(76)	(1)	(3,572)
Net change	(624)	4	—	(620)
October 3, 2021	$(4,119)	$(72)	$(1)	$(4,192)
Amounts in Accumulated other comprehensive (loss) income are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes where it relates to permanent investments in international operations. For additional details on comprehensive income, see the unaudited Condensed Combined Statements of Comprehensive Income (Loss).

6. Stock-Based Compensation
At October 2, 2022, the Parent had three stock-based compensation plans. The shares outstanding are for contracts under the Parent’s 2005 Long-Term Incentive Plan and the 2012 Long-Term Incentive Plan. The 2005 Long-Term Incentive Plan expired on April 26, 2012. On March 7, 2022, the Parent’s Board of Directors approved the 2022 Long-Term Incentive Plan (the “2022 Plan”) providing the grant of non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, performance shares, PSUs, other stock based awards and cash awards to employees and directors including the Company’s personnel. The 2022 Plan became effective in April 2022. All options and restricted shares granted subsequent to that date were under this plan.
The components and classification of stock-based compensation expense related to stock options, Restricted Stock Units (“RSUs”), and Performance Stock Units (“PSUs”) directly attributable to those employees specifically identified as employees of the Company and allocations from the Parent for fiscal nine months ended October 2, 2022 and October 3, 2021, were as follows:

(Dollars in Millions)	October 2, 2022	October 3, 2021
Stock options	$33	$31
RSUs	58	55
PSUs	15	20
Stock-based compensation expense	106	106
Cost of sales	24	25
Selling, general and administrative expenses	82	81
Stock-based compensation expense	$106	$106
Stock-based compensation expense includes $24 million and $28 million for fiscal nine months ended October 2, 2022 and October 3, 2021, respectively, of allocated charges from the Parent, based on percentage attribution related to Parent employees providing services to the Company.
7. Related Parties
The Company has not historically operated as a standalone business and the unaudited Condensed Combined Financial Statements are derived from the unaudited Condensed Consolidated Financial Statements and accounting records of the Parent. The following disclosure summarizes activity between the Company and Parent.
Cost Allocations from Parent
Parent provides significant support functions to the Company. The unaudited Condensed Combined Financial Statements reflect an allocation of these costs. Similarly, certain of the Company’s operations provide support to the Parent’s affiliates and related costs for support are charged to the Parent’s affiliates. Allocated costs included in Cost of sales relate to enterprise-wide support primarily consisting of facilities, insurance, logistics, quality and compliance which are predominantly allocated based on net trade sales. Allocated costs included in Selling, general, and administrative expenses primarily relate to finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions and are predominantly allocated based on net trade sales or headcount. See Note 1 for a discussion of these costs and the methodology used to allocate them.

These allocations (excluding stock-based compensation expense), net of costs charged to the Parent’s affiliates are reflected in the unaudited Condensed Combined Statements of Operations for fiscal nine months ended October 2, 2022 and October 3, 2021 as follows:

(Dollars in Millions)	October 2, 2022	October 3, 2021
Cost of sales	$142	$136
Selling, general and administrative	504	459
Total	$646	$595
Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone public company. Actual costs that may have been incurred if the Company had been a standalone public company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by Company’s employees, and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.
Net Transfers from (to) the Parent
Net transfers from (to) the Parent are included within Net Investment from Parent in the unaudited Condensed Combined Balance Sheets and unaudited Condensed Combined Statement of Equity and within financing activities in the unaudited Condensed Combined Statement of Cash Flows and represent the net effect of transactions between the Company and Parent. The components of Net transfers from (to) the Parent for the fiscal nine months ended October 2, 2022 and October 3, 2021 are as follows:

(Dollars in Millions)	October 2, 2022	October 3, 2021
Cash pooling and general financing activities	$(2,253)	$314
Corporate cost allocations	646	595
Taxes deemed settled with the Parent	25	16
Allocated derivative and hedging gains (losses)	40	(20)
Net transfers (to) from the Parent as reflected in the unaudited Condensed Combined Statements of Cash Flows	(1,542)	905
Stock-based compensation expense	106	106
Net transfers (to) from the Parent as reflected in the unaudited Condensed Combined Statements of Equity	$(1,436)	$1,011
8. Other (income) expense, net, operating and Other expense, net
Other expense, net, operating for the fiscal nine months ended October 2, 2022 and October 3, 2021 consisted of:

(Dollars in Millions)	October 2, 2022	October 3, 2021
Litigation expense(1)	$1	$87
Royalty income	(27)	(76)
Other(2)	20	15
Total Other (income) expense, net, operating	$(6)	$26
______________
(1)Litigation expense includes $154 million of Talc-Related costs for the fiscal nine months ended October 3, 2021.
(2)Other consists primarily of asset disposals, certain restructuring expenses (Note 13), intangible impairment (Note 3), and miscellaneous (income) expenses.

Other expense, net consisted of:

(Dollars in Millions)	October 2, 2022	October 3, 2021
Currency losses on transactions	$23	$15
Other(1)	(4)	(9)
Total Other expense, net	$19	$6
__________________
(1)Other consists primarily of business disposals, gains and losses on investments, other than service cost components of net periodic benefit costs, and miscellaneous non-operating (income) expenses.
9. Income Taxes
The worldwide effective income tax rates for the fiscal nine months of 2022 and 2021 were 19.2% and 32.7%, respectively. The decrease in the consolidated tax rate as compared to the prior year fiscal nine months is primarily due to the absence in 2022 of Talc settlement payments which increased the 2021 effective tax rate by approximately 7.6 percentage points. The effective income tax rate for the fiscal nine months ended October 2, 2022 was also lower due to additional foreign tax credit benefits.
As of October 2, 2022, the Company had approximately $565.7 million of liabilities from unrecognized tax benefits. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress in a number of jurisdictions. With respect to the United States, the IRS has completed its audit for the tax years through 2012 and is currently auditing tax years 2013 through 2016. In other major jurisdictions where the Company conducts business, the years that remain open to tax audit or are under appeal go back to the year 2008. The Company believes it is possible that tax audits may be completed over the next twelve months by taxing authorities in some jurisdictions outside of the United States. However, the Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments relating to uncertain tax positions.
On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 (“IR Act”), which, among other things, introduces a 15% minimum tax based on adjusted financial statement income of certain large corporations with a three-year average adjusted financial statement income in excess of $1 billion, an excise tax on corporate stock buybacks, and several tax incentives to promote clean energy. The Company is continuing to evaluate the IR Act and its potential impact on future periods.
10. Fair Value Measurements
Fair value measurements are estimated based on valuations techniques and inputs categorized as follows:
•Level 1 – Quoted prices in active markets for identical assets or liabilities
•Level 2 – Significant other observable outputs
•Level 3 – Significant unobservable outputs
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following fair value hierarchy table presents the components and classification of the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	October 2, 2022				January 2, 2022
(Dollars in Millions)	Carrying Value	Level 1	Level 2	Level 3	Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents:
Time deposits	$44	—	44	—	32	—	32	—
Prepaid expenses and other receivables:
Forward foreign exchange contracts	$13	—	13	—	—	—	—	—
The carrying amount of cash and cash equivalents, trade receivable, prepaid expenses and other receivables, and loans and notes payable approximated fair value as of October 2, 2022 and January 2, 2022.
The fair value of a derivative financial instrument (i.e., forward foreign exchange contracts) is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on the Company’s results of operations, cash flows or financial position.
There were no transfers between Level 1, Level 2 or Level 3 during the fiscal nine months ended October 2, 2022 and fiscal year ended January 2, 2022.
Forward Foreign Currency Exchange Contracts
In certain jurisdictions, the Company uses forward foreign exchange contracts to manage its exposure to the variability of cash flows which are designated as cash flow hedges with changes in the fair value recorded in Accumulated other comprehensive loss.
To protect gross margins from fluctuations in foreign currency exchange rates, the Parent on behalf of its affiliates enter into forward foreign currency exchange contracts on behalf of the Company to hedge a portion of forecasted foreign currency revenue and forecasted inventory purchases. These contracts have been designated as cash flow hedges in accordance with the appropriate accounting guidance. The terms of these contracts are generally 12 months to 18 months. At inception, all derivatives are expected to be highly effective. Foreign exchange contracts designated as cash flow hedges are accounted for under the forward method and all gains/losses associated with these contracts are recognized in the income statement when the hedged item impacts earnings or when the hedge or a portion thereof is deemed ineffective. In accordance with the Company’s accounting practice, contracts are marked to fair value on a quarterly basis based upon the difference between the contract rate and the forward rate for the remaining portion of the contract. The Company recognizes its portion of the net allocated gains and losses when the amounts are reclassified to income, which is at the time the inventory is sold to the customer and the cost of sales is recognized or when the hedge is deemed ineffective. The gains and losses relating to these contracts have been allocated to the Company based on the amount of forecasted purchases and included in Net sales or Cost of sales for the effective portion and in Other (income) expense, net for the ineffective portion.
The Parent on behalf of its affiliates also enters into forward currency exchange contracts to offset the foreign currency exposure related to the settlement of intercompany payables and receivables of the Company. The net allocated gains and losses related to these contracts are recognized within Other (income) expense, net.
During 2022 and in anticipation of the Company operating as a standalone entity, it has started entering into forward foreign currency exchange contracts to hedge a portion of forecasted foreign currency revenue and forecasted inventory purchases. As of October 2, 2022, these contracts had an aggregate outstanding notional amount of $1.5 billion.

The fair value of the Company’s foreign currency exchange contracts as of October 2, 2022, are included in Prepaid expenses and other receivables within the unaudited Condensed Combined Balance Sheets.
The Company expects that substantially all of the amounts related to forward foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months. The amount ultimately realized in earnings may differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.
The following table is a summary of the activity related to derivatives and hedges for the fiscal nine months ended October 2, 2022 and October 3, 2021.

	October 2, 2022			October 3, 2021
	Net Sales	Cost of Sales	Other expense, net	Net Sales	Cost of Sales	Other expense , net
Gain (loss) on cash flow hedges	$18	5	14	6	(8)	(16)
Gain(loss) on forward currency exchange contracts not designated as hedges	$—	—	28	—	—	(12)
Investments in equity securities
The Company measures equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Such investments were $66 million and $74 million as of October 2, 2022 and January 2, 2022, respectively, and are included in Other assets on the unaudited Condensed Combined Balance Sheets.
11. Commitments and Contingencies
The Company, and its Parent, are involved in various lawsuits and claims relating to intellectual property, commercial contracts, product liability, labeling, marketing, advertising, pricing, foreign exchange controls, antitrust and trade regulation, labor and employment, pension, indemnification, data privacy and security, environmental, health and safety and tax matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of their business.
The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. As of October 2, 2022, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25. For these and other litigation and regulatory matters discussed below for which a loss is probable or reasonably possible, the Company is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi- party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. To the extent adverse awards, judgments or verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.

In the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company’s Balance Sheets, is not expected to have a material adverse effect on the Company’s financial position. However, the resolution of, or increase in accruals for, one or more of these matters in any reporting period may have a material adverse effect on the Company’s results of operations and cash flows for that period.
Product Liability
Johnson & Johnson and certain of its subsidiaries are involved in numerous product liability claims and lawsuits involving multiple products. Claimants in these cases seek substantial compensatory and, where available, punitive damages. While the Company believes it has substantial defenses, it is not feasible to predict the ultimate outcome of litigation. From time to time, even if it has substantial defenses, the Company considers isolated settlements based on a variety of circumstances. The Company has established accruals for product liability claims and lawsuits in compliance with ASC 450-20 based on currently available information, which in some cases may be limited. The Company accrues an estimate of the legal defense costs needed to defend each matter when those costs are probable and can be reasonably estimated. For certain of these matters, the Company has accrued additional amounts such as estimated costs associated with settlements, damages and other losses. Product liability accruals can represent projected product liability for thousands of claims around the world, each in different litigation environments and with different fact patterns. Changes to the accruals may be required in the future as additional information becomes available.
A significant number of personal injury claims alleging that talc causes cancer were made against Johnson & Johnson Consumer Inc. and Johnson & Johnson arising out of the use of body powders containing talc, primarily JOHNSON’S Baby Powder. The number of these personal injury lawsuits, filed in state and federal courts in the United States as well as outside the United States, continued to increase through fiscal year 2021.
In talc cases that previously have gone to trial, the Company and/or its Parent have obtained a number of defense verdicts, but there also have been verdicts against the Company, many of which have been reversed on appeal. In June 2020, the Missouri Court of Appeals reversed in part and affirmed in part a July 2018 verdict of $4,700 million in Ingham v. Johnson & Johnson, et al., No. ED 207476 (Mo. App.), reducing the overall award to $2,100 million. An application for transfer of the case to the Missouri Supreme Court was subsequently denied. As such, the Company accrued approximately $2,500 million (including interest) to Other expense, net, operating in the fourth quarter of 2020 (the “Ingham decision”). In June 2021 a petition for certiorari, seeking a review of the Ingham decision by the United States Supreme Court, was denied. As such, the Company paid the award, which, including interest, totaled approximately $2,500 million. The facts and circumstances, including the terms of the award, were unique to the Ingham decision and not representative of other claims brought against the Company. The Company and its Parent continues to believe that it has strong legal grounds to contest the other talc verdicts that it has appealed. Notwithstanding the Company’s confidence in the safety of its talc products, in certain circumstances the Company has settled cases. In addition to the Ingham decision, the costs associated with certain other settlements, primarily related to mesothelioma cases, and defense costs are reflected in the Company’s accruals noted above. In 2021 and 2020, the Company recorded litigation expense primarily associated with talc-related reserves and certain settlements offset by legal fees and other costs paid. Prior to 2020, the accruals and payments primarily related to defense costs.
In October 2021, Johnson & Johnson Consumer Inc. (“Old JJCI”), a former subsidiary of the Parent and the Company, implemented a corporate restructuring in October 2021 (the “2021 Corporate Restructuring”). As a result of that restructuring, Old JJCI ceased to exist and three new entities were created: (a) LTL Management LLC, a North Carolina limited liability company (“LTL” or “Debtor”); (b) Royalty A&M LLC, a North Carolina limited liability company and a direct subsidiary of LTL (“RAM”); and (c) the Debtor’s direct parent, Johnson & Johnson Consumer Inc., a New Jersey company (“New JJCI”). The operations, assets and liabilities of New JJCI will be transferred to the Company as part of the Separation, while LTL and RAM will be retained by the Parent. The Debtor received certain of Old JJCI’s assets and became solely responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to old JJCI’s talc or talc-containing products sold in the United States and Canada (the “Talc-Related Liabilities”). Pursuant to the Separation, Johnson & Johnson will retain the Talc-Related Liabilities and, as a result, will agree to indemnify the

Company for the Talc-Related Liabilities and any costs associated with resolving such claims. Such claims represent the vast majority of claims relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products. The Company will, however, remain responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold outside the United States or Canada.
After and in connection with the 2021 Corporate Restructuring, LTL commenced a chapter 11 case (the “LTL Bankruptcy Case”), which is pending before the United States Bankruptcy Court, District of New Jersey (“Bankruptcy Court”). Through its intermediary position between the Parent and LTL, New JJCI has agreed to provide funding to LTL for the payment of amounts the Bankruptcy Court determines are owed by LTL through the establishment of a trust in furtherance of this purpose. In October 2021 and in conjunction with the creation of LTL as part of the 2021 Corporate Restructuring, New JJCI’s liability of $1,016 million was transferred to the Parent and settled through Net investment from Parent as all legal expenses and liabilities subsequent to October 2021 will be settled by LTL and ultimately the Parent. As such, there are no remaining Talc-Related Liabilities in the Company’s financial statements as of the end of fiscal year 2021 and fiscal nine months ended October 2, 2022.
In February 2019, Old JJCI’s talc supplier, Imerys Talc America, Inc. and two of its affiliates, Imerys Talc Vermont, Inc. and Imerys Talc Canada, Inc. (collectively, “Imerys”) filed a voluntary petition under chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Imerys Bankruptcy”). The Imerys Bankruptcy relates to Imerys’s potential liability for personal injury from exposure to talcum powder sold by Imerys (“Talc Claims”). In its bankruptcy, Imerys alleges it has claims against Old JJCI for indemnification and rights to joint insurance proceeds. In May 2020, Imerys, its parent Imerys S.A., the Tort Claimants’ Committee (“TCC”), and the Future Claimants’ Representative (“FCR”) (collectively, the “Plan Proponents”) filed their Plan of Reorganization (the “Plan”) and the Disclosure Statement related thereto. The Plan Proponents have since filed numerous amendments to the Plan and Disclosure Statement. A hearing on the Plan Proponent’s Disclosure Statement was held in January 2021, and the Court entered an order approving the Disclosure Statement, allowing Imerys to proceed with soliciting votes on the Plan. In March 2021, the Parent voted to reject the Plan and opted out of the consensual releases in the Plan. In April 2021, the Plan Proponents announced the Plan had received the requisite number of accepting votes to confirm the Plan. The Parent challenged certain improprieties with respect to portions of the vote and sought to disqualify those votes. In October 2021, the Bankruptcy Court issued a ruling deeming thousands of votes as withdrawn as improperly voted. In October 2021, Imerys cancelled the confirmation hearing on the Plan. Imerys, the TCC, the FCR, and certain of Imerys’s insurers (the “Mediation Parties”) have since agreed to engage in mediation.
In July 2021, Imerys commenced an adversary proceeding against Old JJCI in the Imerys Bankruptcy (the “Imerys adversary proceeding”). The Imerys adversary proceeding sought, among other things, certain declarations with respect to the indemnification obligations allegedly owed by Old JJCI to Imerys. The TCC and FCR simultaneously filed a motion for temporary restraining order and preliminary injunction seeking to enjoin Old JJCI from undergoing a corporate restructuring that would separate the Old JJCI’s talc liabilities from its other assets. The Bankruptcy Court denied the motion. The Parent thereafter filed a motion to dismiss the adversary proceeding. The Bankruptcy Court has not yet decided the motion to dismiss. In October 2021, Old JJCI filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Imerys adversary proceeding.
In June 2020, Cyprus Amax Mines Corporation (CAMC) and its parent (together, “Cyprus”), which had owned certain Imerys talc mines, filed an adversary proceeding against Old JJCI and Imerys in the Imerys Bankruptcy seeking a declaration of indemnity rights under certain contractual agreements (the “Cyprus adversary proceeding”). Old JJCI denies such indemnification is owed, and filed a motion to dismiss the adversary complaint. In February 2021, Cyprus filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code and filed its Disclosure Statement and Plan. The Plan contemplates a settlement with Imerys and talc claimants where Cyprus would make a monetary contribution to a trust established under the Imerys Plan in exchange for an injunction against Talc Claims asserted against it. Cyprus has not yet sought approval of its Disclosure Statement and Plan. Cyprus, along with the TCC and FCR appointed in the Cyprus chapter 11 case, have agreed to participate in the mediation with the Mediation Parties. In October 2021, Old JJCI filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Cyprus adversary proceeding. In June 2022, Cyprus commenced an Adversary Proceeding in its chapter 11 case seeking an order enforcing the automatic stay by enjoining parties from commencing or continuing “talc-related claims” against CAMC. In June 2022, the court entered a preliminary injunction order enjoining claimants from pursuing talc-related claims against CAMC through January 2023.
In February 2021, several of the Parent’s insurers involved in coverage litigation in New Jersey State Court (the “Coverage Action”) filed a motion in the Imerys Bankruptcy Court proceeding seeking a determination that the automatic stay does not apply to the Coverage Action and, in the alternative, seeking relief from the automatic stay to allow them to continue to litigate their claims in the Coverage Action. In March 2021, the Parent filed a limited response and reservation of rights with respect to the motion. The Court entered an agreed order modifying the stay to allow the litigation in the Coverage Action to continue. In October 2021, LTL filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Coverage Action. In March 2022, the Bankruptcy Court for the District of New Jersey ruled that the automatic stay in the LTL Bankruptcy Case applied to the Coverage Action, but, in August and September 2022, the Bankruptcy Court issued two rulings providing that the insurers involved in the Coverage Action could pursue third-party discovery in connection with the Coverage Action.
In addition, Johnson & Johnson has received inquiries, subpoenas and requests to produce documents regarding talc matters from various U.S. governmental authorities and is also subject to consumer protection cases and investigations from state attorneys general.
General Litigation
In 2006, Johnson & Johnson acquired Pfizer’s OTC business including the U.S. rights to OTC Zantac, which were on-sold to Boehringer Ingelheim (“BI”) as a condition to merger control approval such that BI assumed product liability risk for U.S. sales after 2006. Johnson & Johnson received indemnification from BI and gave Pfizer indemnification in connection with the transfer of the Zantac business to BI from Pfizer, through Johnson & Johnson. In November 2019, Johnson & Johnson received a demand for indemnification from Pfizer, pursuant to the 2006 Stock and Asset Purchase Agreement between Johnson & Johnson and Pfizer. In January 2020, Johnson & Johnson received a demand for indemnification from BI, pursuant to the 2006 Asset Purchase Agreement among Johnson & Johnson, Pfizer and BI. Pursuant to the agreements, Pfizer and BI have asserted indemnification claims against Johnson & Johnson ostensibly related to Zantac sales by Pfizer. In November 2022, Johnson & Johnson received a demand for indemnification from GlaxoSmithKline LLC (“GSK”) citing various agreements between GSK and Pfizer’s affiliates and/or predecessors. The notices seek indemnification for legal claims related to over-the-counter Zantac (ranitidine) products. Plaintiffs in the underlying actions allege that Zantac and other over-the-counter medications that contain ranitidine may degrade and result in unsafe levels of NDMA (N-nitrosodimethylamine) and can cause or have caused various cancers in patients using the products and seek declaratory and monetary relief. Johnson & Johnson has rejected all the demands for indemnification relating to the underlying actions. No Johnson & Johnson entity sold Zantac in the United States and no Johnson & Johnson entity is a party to the U.S. Zantac litigation.
In 2016, Johnson & Johnson Inc. (Canadian affiliate) (“JJI”) sold the Canadian Zantac business to Sanofi Consumer Health, Inc. (“Sanofi”). Under the 2016 Asset Purchase Agreement between JJI and Sanofi (the “2016 Purchase Agreement”), Sanofi assumed certain liabilities including those pertaining to Zantac (ranitidine) product sold by Sanofi after closing and related recalls, withdrawals, replacements or related market actions, and JJI is required to indemnify Sanofi for certain other excluded liabilities. In November 2019, JJI received notice reserving rights to claim indemnification from Sanofi pursuant to the 2016 Purchase Agreement. The notice refers to indemnification for legal claims in two class actions with similar allegations to the U.S. litigation related to over-the-counter Zantac (ranitidine) products.
Johnson & Johnson and JJI have also been named in putative class actions filed in Canada with similar allegations regarding Zantac or ranitidine use. These actions are pending before the courts of Alberta, British Columbia, Quebec and Ontario. JJI was also named as a defendant, along with other manufacturers, in various personal injury actions in Canada related to Zantac products. JJI has provided Sanofi notice reserving rights to claim indemnification pursuant to the 2016 Purchase Agreement related to the class actions and personal injury actions. It is not possible, at this stage, to assess reliably the outcome of these lawsuits or the potential financial impact on the Company.
Beginning in May 2021, multiple putative class actions were filed in state and federal courts (California, Florida, New York, and New Jersey) against various Johnson & Johnson entities alleging violations of state consumer fraud statutes based on nondisclosure of alleged benzene contamination of certain Neutrogena and Aveeno sunscreen products and the affirmative promotion of those products as “safe”; and, in at least one case, alleging a strict liability manufacturing defect and failure to warn claims, asserting that the named plaintiffs suffered unspecified injuries as a result of alleged exposure to benzene. The Judicial Panel on Multi-District Litigation has consolidated all pending actions, except one case pending in New Jersey state court, in the United States District Court for the Southern District of Florida, Fort Lauderdale Division. In October 2021, the Company reached an agreement in principle for the settlement of a nationwide class, encompassing the claims of the consolidated actions, subject to approval by the Florida federal Court. In December 2021, plaintiffs in the consolidated actions filed a motion for preliminary approval of a nationwide class settlement. The settlement was preliminarily approved by the court in March 2022.
Johnson & Johnson (subsequently substituted by JJCI), along with more than 120 other companies, is a defendant in a cost recovery and action brought by Occidental Chemical Corporation in June 2018 in the United States District Court for the District of New Jersey, related to the clean-up of a section of the Lower Passaic River in New Jersey.
In September 2022, the Judicial Panel on Multidistrict Litigation (“MDL”) consolidated all pending cases and claims alleging that prenatal exposure to acetaminophen is associated with the development of autism spectrum disorder (“ASD”) and attention-deficit/hyperactivity disorder (“ADHD”). Shortly after the formation of the MDL, New JJCI was served with the first complaint naming a Johnson & Johnson entity in the litigation. Plaintiffs’ allegations are expected to be typical in future claims against JJCI in this MDL: that the plaintiff-mother took Tylenol®, an acetaminophen product, while pregnant and that the plaintiff-child developed ASD and/or ADHD as a result of the prenatal exposure to Tylenol®. Plaintiffs in each of these cases assert state law failure-to-warn, negligence and misrepresentation claims. In addition to JJCI, plaintiffs have asserted similar claims against 14 retailer chains, alleging similar injuries resulting from plaintiffs’ use of store-brand generic acetaminophen products. There have been five cases filed against JJCI and/or other Johnson & Johnson subsidiaries. On December 16, 2022, plaintiffs filed two Master Complaints—one against JJCI, and one against the retailer defendants named in many cases. JJCI’s response to the Master Complaint is due in February 2023. At this time, the MDL proceedings are in their early stages. It is not possible, at this stage, to assess reliably the outcome of these cases or the potential financial impact on the Company.
12. Segments of Business
The Company has historically operated as part of the Parent, reported under the Parent’s segment structure and historically the Chief Operating Decision Maker (“CODM”) was the Consumer Health Segment Operating Committee. As the Company is transitioning into an independent, publicly traded company, the Company’s CODM was determined to be the Company’s Executive Committee as they will be responsible for allocating resources and assessing performance. Based on how the CODM assesses operating performance on a regular basis, makes resource allocation decisions and designates responsibilities of their direct reports, the Company realigned its historical segment structure and determined it is organized as three operating segments, which are also its reportable segments: (i) Self Care, (ii) Skin Health and Beauty, and (iii) Essential Health. Prior period presentations conform to the current segment reporting structure.
Segment profit is based on operating income (loss) excluding depreciation and amortization, restructuring, other expense, net, operating, and unallocated general corporate administrative expenses (referred to herein as “Adjusted Operating Income”) as management excludes these items in assessing segment financial performance. General corporate/unallocated expenses, which includes treasury and legal operations and certain expenses, gains and losses related to the overall management of the Company, are not allocated to the segments. In assessing segment performance and managing operations, management does not review segment assets.

The Company operates the business through the following three reportable business segments:

Reportable Segments	Product Categories
Self Care	Cough, Cold and Allergy Pain Care Other Self Care (Digestive Health, Smoking Cessation and Other)
Skin Health and Beauty	Face and Body Care Hair, Sun and Other
Essential Health	Oral Care Baby Care Other Essential Health (Women’s Health and Wound Care)
The Company’s product categories as a percentage of Net sales for the fiscal nine months ended October 2, 2022 and October 3, 2021 were as follows:

	October 2, 2022	October 3, 2021
Cough, Cold and Allergy	13%	11%
Pain Care	12%	11%
Other Self Care	15%	15%
Face and Body Care	21%	22%
Hair, Sun and Other	8%	9%
Oral Care	10%	11%
Baby Care	10%	10%
Other Essential Health	11%	11%
Total	100%	100%
Segment Net Sales and Adjusted Operating Income
Segment net sales and adjusted operating income for the fiscal nine months ended October 2, 2022 and October 3, 2021 were as follows:

	Net Sales
(Dollars in Millions)	October 2, 2022	October 3, 2021
Self Care	$4,462	$4,195
Skin Health and Beauty	3,262	3,457
Essential Health	3,459	3,669
Total	$11,183	$11,321

	Adjusted Operating Income
(Dollars in Millions)	October 2, 2022	October 3, 2021
Self Care	$1,398	$1,411
Skin Health and Beauty	806	1,029
Essential Health	678	798
Total adjusted operating income	2,882	3,238
Reconciliation to income before taxes:
General corporate/unallocated expenses	(197)	(164)
Other income (expense), net, operating (Note 8)	6	(26)
Restructuring(1)	(69)	(85)
Depreciation and amortization	(478)	(549)
Total operating income	2,144	2,414
Other expense, net (Note 8)	19	6
Income before taxes	$2,125	$2,408
___________________
(1)Exclusive of the restructuring expense included in Other expense, net, operating. See Note 13.
13. Restructuring
During 2018, the Parent announced plans to implement actions across its global supply chain that are intended to enable the Company to focus resources and increase investments in critical capabilities, technologies and solutions necessary to manufacture and supply its product portfolio of the future, enhance agility and drive growth. These supply chain actions have included expanding its use of strategic collaborations, and bolstering its initiatives to reduce complexity, improving cost-competitiveness, enhancing capabilities, and optimizing its network. The restructuring charges associated with the program, and directly attributed to the Company, were primarily related to contractors/outside services, asset write-downs and accelerated depreciation. The program is set to be completed by December 2022. These costs have been recognized in the unaudited Condensed Combined Statement of Operations as follows:

(Dollars in Millions)	October 2, 2022	October 3, 2021
Cost of sales	$27	$34
Selling, general and administrative	42	51
Other expense, net, operating	—	1
Total	$69	$86
14. Accrued and Other Liabilities
Accrued liabilities consisted of:

(Dollars in Millions)	October 2, 2022	January 2, 2022
Accrued expenses	$476	$535
Accrued compensation and benefits	199	266
Other accrued liabilities	189	223
Accrued liabilities	$864	$1,024

Other liabilities consisted of:

(Dollars in Millions)	October 2, 2022	January 2, 2022
Accrued income taxes - noncurrent	$565	$603
Other noncurrent accrued liabilities	135	153
Other liabilities	$700	$756
15. Subsequent Events
The unaudited Condensed Combined Financial Statements of the Company are derived from the consolidated financial statements of the Parent, which issued its financial statements for the fiscal nine months ended October 2, 2022 on October 27, 2022. Accordingly, the Company has evaluated transactions or other events for consideration as recognized subsequent events in the financial statements through October 27, 2022. Additionally, the Company has evaluated transactions and other events that occurred through December 1, 2022, the date these unaudited Condensed Combined Financial Statements were issued, for purposes of disclosure of unrecognized subsequent events.
In October and November 2022, the Company entered into forward interest rate swaps with notional amounts totaling $1.2 billion in contemplation of securing long-term financing for the Separation or for other long-term financing purposes in the event the Separation does not occur. The Company designated these derivatives as cash flow hedges to reduce future interest rate exposure related to changes in the benchmark interest rate on forecasted 5-year, 10-year, and 30-year bonds that the company expects to issue in 2023.
Events Subsequent to Original Issuance of Financial Statements
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through February 3, 2023, the date these unaudited Condensed Combined Financial Statements were reissued.
On December 15, 2022, the E.U. Member States formally adopted the European Union’s Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the OECD Pillar Two Framework that was supported by over 130 countries worldwide. The E.U. effective dates are January 1, 2024 and January 1, 2025 for different aspects of the directive. A significant number of other countries are expected to also implement similar legislation, including South Korea which approved legislation on December 23, 2022 with a full effective date of January 1, 2024. The Company is continuing to evaluate the potential impact on future periods of the Pillar Two Framework, pending legislative adoption by additional individual countries, including those within the European Union.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Johnson & Johnson
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of the Consumer Health Business (the “Company”), a business of Johnson & Johnson, as of January 2, 2022 and January 3, 2021, and the related combined statements of operations, of comprehensive income (loss), of equity and of cash flows, for each of the three fiscal years in the period ended January 2, 2022, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 2022 and January 3, 2021, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 2, 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Litigation Contingencies – Talc
As described in Notes 1 and 13 to the combined financial statements, the Company records accruals for loss contingencies associated with legal matters, including talc, when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. To the extent adverse awards, judgments, or verdicts have been rendered against the Company, management does not record an accrual until a loss is determined to be probable and can be reasonably estimated. For these matters, management is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors, including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. Management continues to believe that the Company has strong legal grounds to contest the talc verdicts it has appealed. Notwithstanding management’s confidence in the safety of the Company’s talc products, in certain circumstances the Company has settled cases. In October 2021, Johnson & Johnson Consumer Inc. (“Old JJCI”), a former subsidiary of Johnson & Johnson (the “Parent”) and the Company, implemented a corporate restructuring (the “2021 Corporate Restructuring”). As a result of that restructuring, Old JJCI ceased to exist and three new entities were created: (a) LTL Management LLC, a North Carolina limited liability company (“LTL” or “Debtor”); (b) Royalty A&M LLC, a North Carolina limited liability company and a direct subsidiary of LTL (“RAM”); and (c) the Debtor’s direct parent, Johnson & Johnson Consumer Inc., a New Jersey company (“New JJCI”). The operations, assets and liabilities of New JJCI will be transferred to the Company as part of the separation of the Company into a new, publicly traded company (the “Separation”), while LTL and RAM will be retained by the Parent. The Debtor received certain of Old JJCI’s assets and became solely responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to old JJCI’s talc or talc-containing products sold in the United States and Canada (the “Talc-Related Liabilities”). Pursuant to the Separation, Johnson & Johnson will retain the Talc-Related Liabilities and, as a result, will agree to indemnify the Company for the Talc-Related Liabilities and any costs associated with resolving such claims. Such claims represent the vast majority of claims relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products. The Company will, however, remain responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold outside the United States or Canada. After and in connection with the 2021 Corporate Restructuring, LTL commenced a chapter 11 case, which is pending before the United States Bankruptcy Court, District of New Jersey (“Bankruptcy Court”). Through its intermediary position between the Parent and LTL, New JJCI has agreed to provide funding to LTL for the payment of amounts the Bankruptcy Court determines are owed by LTL through the establishment of a trust in furtherance of this purpose. In October 2021 and in conjunction with the creation of LTL as part of the 2021 Corporate Restructuring, New JJCI’s liability of $1,016 million was transferred to the Parent and settled through Net investment from Parent as all legal expenses and liabilities subsequent to October 2021 will be settled by LTL and ultimately the Parent. As such, there are no remaining Talc-Related Liabilities in the Company’s financial statements as of the end of fiscal year 2021.
The principal considerations for our determination that performing procedures relating to the talc litigation is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss for the future and existing talc claims can be made, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assessment of the loss contingencies associated with this litigation.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the talc litigation, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, (i) gaining an understanding of the Company’s process around the accounting and reporting for the talc litigation; (ii) discussing the status of significant known actual and potential litigation with the in-house legal counsel, as well as external counsel when deemed necessary; (iii) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel for significant litigation; (iv) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome was reasonably possible or probable and reasonably estimable; and (v) evaluating the sufficiency of the Company’s litigation contingencies disclosures.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
August 30, 2022, except for the change in composition of reportable segments discussed in Note 15 to the combined financial statements, as to which the date is December 2, 2022
We have served as the Company’s auditor since 2021.

CONSUMER HEALTH BUSINESS
COMBINED BALANCE SHEETS
At January 2, 2022 and January 3, 2021
(Dollars in Millions) (Note 1)

	2021	2020
Assets
Current assets
Cash and cash equivalents (Note 1)	$740	$618
Trade receivables, less allowances for credit losses (2021 - $32, 2020 - $37) (Note 1)	2,074	1,858
Inventories (Notes 1 and 2)	1,702	1,685
Prepaid expenses and other receivables	257	272
Other current assets	154	162
Total current assets	4,927	4,595
Property, plant and equipment, net (Notes 1 and 3)	1,827	1,957
Intangible assets, net (Notes 1 and 4)	10,701	11,610
Goodwill (Notes 1 and 4)	9,810	10,326
Deferred taxes on income (Notes 1 and 11)	189	193
Other assets	475	496
Total assets	$27,929	$29,177
Liabilities and Equity
Current liabilities
Accounts payable	$1,827	$1,579
Accrued liabilities (Notes 1, 13 and 17)	1,024	4,647
Accrued rebates, returns and promotions (Note 1)	834	875
Accrued taxes on income (Note 11)	357	393
Total current liabilities	4,042	7,494
Employee related obligations (Notes 1 and 5)	302	345
Deferred taxes on income (Notes 1 and 11)	2,430	1,756
Other liabilities (Note 17)	756	1,226
Total liabilities	7,530	10,821
Commitments and contingencies (Note 13)
Equity
Net investment from Parent (Note 1 and 9)	24,872	21,928
Accumulated other comprehensive loss (Note 7)	(4,473)	(3,572)
Total equity	20,399	18,356
Total Liabilities and Equity	$27,929	$29,177
See Notes to Combined Financial Statements.

CONSUMER HEALTH BUSINESS
COMBINED STATEMENTS OF OPERATIONS
(Dollars in Millions) (Note 1)

	2021	2020	2019
Net sales	$15,054	$14,467	$14,324
Cost of sales	6,635	6,619	6,662
Gross profit	8,419	7,848	7,662
Selling, general, and administrative expenses	5,484	4,956	5,198
Other expense, net, operating (Note 10)	15	3,871	618
Operating income (loss)	2,920	(979)	1,846
Other (income) expense, net (Note 10)	(5)	37	(274)
Income (loss) before taxes	2,925	(1,016)	2,120
Provision (benefit) for taxes (Note 11)	894	(137)	685
Net income (loss)	$2,031	$(879)	$1,435
See Notes to Combined Financial Statements.

CONSUMER HEALTH BUSINESS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in Millions) (Note 1)

	2021	2020	2019
Net income (loss)	$2,031	$(879)	$1,435
Other comprehensive (loss) income
Foreign currency translation, net of (benefit) provision for taxes of $(94), $120, $(24)	(926)	855	(236)
Employee benefit plans:
Prior service cost, net of amortization	—	(1)	—
Gain (loss), net of amortization	18	(2)	(22)
Effect of exchange rates	7	(8)	2
Net change, net of income tax provision (benefit) of $8, $(2), $(11)	25	(11)	(20)
Derivatives and hedges:
Unrealized loss arising during period	(3)	(5)	(10)
Reclassifications to net income (loss)	3	6	7
Net change	—	1	(3)
Other comprehensive (loss) income	(901)	845	(259)
Comprehensive income (loss)	$1,130	$(34)	$1,176
See Notes to Combined Financial Statements.

CONSUMER HEALTH BUSINESS
COMBINED STATEMENTS OF EQUITY
(Dollars in Millions) (Note 1)

	Net Investment from Parent	Accumulated other comprehensive loss	Total Equity
Balance, December 31, 2018	$25,246	$(4,158)	$21,088
Net income	1,435	—	1,435
Other comprehensive loss	—	(259)	(259)
Net transfers to the Parent	(543)	—	(543)
Balance, December 29, 2019	26,138	(4,417)	21,721
Net loss	(879)	—	(879)
Other comprehensive income	—	845	845
Net transfers to the Parent	(3,331)	—	(3,331)
Balance, January 3, 2021	21,928	(3,572)	18,356
Net income	2,031	—	2,031
Other comprehensive loss	—	(901)	(901)
Net transfers from the Parent	913	—	913
Balance, January 2, 2022	$24,872	$(4,473)	$20,399
See Notes to Combined Financial Statements.

CONSUMER HEALTH BUSINESS
COMBINED STATEMENTS OF CASH FLOWS
(Dollars in Millions) (Note 1)

	2021	2020	2019
Cash flows from operating activities
Net income (loss)	$2,031	$(879)	$1,435
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	731	746	709
Stock-based compensation	141	115	102
Credit losses and trade receivable allowances	4	9	13
Intangible impairment	—	—	51
Net loss (gain) on write-downs/disposal of assets/businesses	(9)	(35)	62
Gain on previously held equity investment (Note 14)	—	—	(275)
Deferred income taxes	568	(801)	97
Net changes in assets and liabilities, net of effects from acquisitions and divestitures
Trade receivables	(303)	265	40
Inventories	(77)	109	180
Other current and non-current assets	(68)	32	52
Accounts payable	330	154	3
Accrued liabilities (Note 13)	(2,977)	3,542	136
Employee related obligations	14	—	3
Accrued taxes on income (Note 11)	(19)	(96)	162
Other liabilities	(32)	236	228
Net cash flows from operating activities	334	3,397	2,998
Cash flows used in investing activities
Purchases of property, plant, and equipment	(295)	(229)	(289)
Proceeds from the sale of assets/businesses	59	176	83
Proceeds from the sale of equity investments	77	—	—
Investment in equity securities	(12)	(30)	(20)
Acquisitions, net of cash acquired	—	—	(1,929)
Net cash used in investing activities	(171)	(83)	(2,155)
Cash flows used in financing activities
Repayments of debt	(7)	(11)	(40)
Net transfer from (to) the Parent	7	(3,446)	(645)
Net cash used in financing activities	—	(3,457)	(685)
Effect of exchange rate changes on cash and cash equivalents	(41)	9	(11)
Cash and cash equivalents, beginning of year	618	752	605
Net increase (decrease) in cash and cash equivalents	122	(134)	147
Cash and cash equivalents, end of year	$740	$618	$752
Supplemental cash flow data
Cash paid for income taxes	$(363)	$(448)	$(284)
See Notes to Combined Financial Statements.

CONSUMER HEALTH BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
1. Description of the Company and Summary of Significant Accounting Policies
Description of the Company and Business Segments
Consumer Health Business (a business of Johnson & Johnson) (the “Company”) sells a broad range of products used in the baby care, oral care, skin health and beauty, over-the-counter pharmaceutical, sanitary protection and wound care markets. These products are marketed to the general public through e-commerce, direct-to-consumer channels and to retail outlets and distributors throughout the world. The Company has a global team of more than 20,000 employees engaged in the research and development, manufacture, and sale of a broad range of these products.
The Company is organized into three business segments: Self Care, Skin Health and Beauty, and Essential Health. The Self Care segment includes a broad product range such as cough, cold and allergy, pain care, and other Self Care (digestive health, smoking cessation, and other) products. The Skin Health and Beauty segment is focused on face and body care and hair, sun, and other products. The Essential Health segment includes oral care, baby care, and other Essential Health (women’s health and wound care) products.
The Company is wholly-owned by Johnson & Johnson (“J&J” or the “Parent”) and primarily represents the Consumer Health segment of J&J. The Company also includes certain other product lines previously reported in another segment of J&J. In November 2021, the Parent announced its intention to separate the Company into a new, publicly traded company (the “Separation”).
Basis of Presentation
The Company has historically operated as part of the Parent and not as a separate entity. These Combined Financial Statements of the Company have been derived from the consolidated financial statements of the Parent to present the Combined Balance Sheets as of January 2, 2022 and January 3, 2021 and the related Combined Statements of Operations, Comprehensive Income (Loss), Equity and Cash Flows for fiscal years ended January 2, 2022, January 3, 2021 and December 29, 2019 as if the Company had been operated on a standalone basis for the periods presented. The Combined Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Parent’s historical accounting policies, by aggregating financial information from the components of the Company and the Parent’s accounting records directly attributable to the Company.
All intercompany transactions and balances within the Company have been eliminated. All transactions between the Company and the Parent are considered to be effectively settled for cash in the Combined Financial Statements at the time the transaction is recorded. The effects of the settlement of these transactions between the Company and the Parent are reflected in the Combined Statements of Cash Flows as “Net transfers from (to) the Parent” within the financing activities, and in the Combined Balance Sheets and Combined Statements of Equity as “Net Investment from Parent”.
The Combined Financial Statements of the Company include the assets, liabilities, revenues and expenses that management has determined are specifically or primarily identifiable to the Company, as well as direct and indirect costs that are attributable to the operations of the Company. Indirect costs are the costs of support functions that are provided on a centralized or geographic basis by the Parent and its affiliates, which include, but are not limited to, facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions.
Indirect costs have been allocated to the Company for the purposes of preparing the Combined Financial Statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily net sales, headcount, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or benefit received by the Company during the periods presented, depending on the nature of the services received. Management considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if the Company had been operated on a standalone basis for the periods presented.
A significant number of personal injury claims alleging that talc causes cancer have been made against Johnson & Johnson Consumer Inc. (“Old JJCI”) and the Parent arising out of the use of body powders containing talc, primarily Johnson’s Baby Powder. Upon the 2021 Corporate Restructuring (as defined below), the Company no longer reflects the impact of the Talc-Related Liabilities (as defined below).
Costs incurred by the Parent related to the Separation have not been included in these financial statements, which include employee related transaction costs, legal, tax, audit, and other consulting fees.
Cash generated from the Company’s operations is generally managed by the Parent’s centralized treasury function and is swept into the Parent’s and its affiliates’ bank accounts. Cash and cash equivalents on the Combined Balance Sheets represent balances in accounts specifically identifiable to the Company that are not swept into the Parent’s and its affiliates’ bank accounts. The Parent’s third-party interest expense has not been allocated for any of the periods presented as the Company was not the legal obligor of the debt and the borrowings were not directly attributable to the Company’s operations.
The Company’s equity balance in these financial statements represents the excess of total assets over total liabilities. Equity is impacted by changes in comprehensive income, contributions from the Parent which are the result of treasury activities and net funding provided by or distributed to the Parent.
The Parent calculates foreign currency translation on its consolidated assets and liabilities, which include assets and liabilities of the Company. Foreign currency translation recorded during the fiscal years ended January 2, 2022, January 3, 2021 and December 29, 2019 is based on currency movements specific to the Company’s Combined Financial Statements.
The income tax amounts in the Combined Financial Statements have been calculated based on a separate return methodology and presented as if the Company’s operations were reported by separate taxpayers in the jurisdictions in which the Company operates. Following the Separation, the Company’s operating footprint as well as tax return elections and assertions are expected to be different and therefore, the Company’s hypothetical income taxes, as presented in the Combined Financial Statements, are not expected to be indicative of the Company’s future income taxes, which will also be impacted by the Tax Matters Agreement with the Parent. Certain current income tax liabilities related to the Company’s activities included in the Parent’s income tax returns were assumed to be immediately settled with Parent through the Net Parent investment account in the Combined Balance Sheets and reflected in the Combined Statements of Cash Flows as a financing activity.
Use of Estimates
The preparation of Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, rebates, allowances and incentives, product liabilities, income taxes, withholding taxes, depreciation, amortization, employee benefits, contingencies, allocations of cost and expenses from the Parent and its affiliates, and intangible asset and liability valuations. Actual results may or may not differ from those estimates.
COVID-19 Impact
The extent to which COVID-19 impacts the Company’s business and financial results will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the extent to which it will impact worldwide macroeconomic conditions including interest rates, employment rates and health insurance coverage, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts of COVID-19. The accounting matters assessed included, but were not limited to, the Company’s allowance for credit losses, inventory and related reserves, accruals, and the carrying value of the goodwill and other long-lived assets and did not result in a material impact to these accounting matters. The Company’s future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to the Company’s Combined Financial Statements in future reporting periods.
Annual Closing Date
The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, and therefore includes additional shipping days, as was the case in fiscal year 2020, and will be the case again in fiscal year 2026. Fiscal year 2021 refers to the fiscal year ended January 2, 2022. Fiscal year 2020 refers to the fiscal year ended January 3, 2021. Fiscal year 2019 refers to fiscal year ended December 29, 2019.
Reportable Segments
Commencing in fiscal year 2022, the Company began operating in the following reportable segments: (i) Self Care, (ii) Skin Health and Beauty and (iii) Essential Health. Prior to 2022, the Company operated as one reportable segment. All periods have been presented to conform to the current segment reporting structure.
Cash Equivalents
The Company classifies liquid investments with stated maturities of three months or less from date of purchase as cash equivalents.
Trade Receivable and Allowance for Credit Losses
Trade receivables, net are stated net of certain sales provisions and the allowance for credit losses. The Company estimates the current expected credit loss on its receivables based on various factors, including historical credit loss experience, customer credit worthiness, value of collaterals (if any), and any relevant current and reasonably supportable future economic factors. Trade receivable balances are written off against the allowance when it is deemed probable that the trade receivable will not be collected.

(Dollars in Millions)	2021	2020	2019
Allowance for credit losses, beginning of period	$(37)	$(35)	$(32)
Provision	(4)	(9)	(13)
Utilization	8	6	10
Currency translation adjustment	1	1	—
Allowance for credit losses, end of period	$(32)	$(37)	$(35)
Inventories
Inventories are stated at the lower of cost or net realizable value and are accounted for using the first-in, first-out method.
Property, Plant and Equipment and Depreciation
Property, plant and equipment are stated at cost less accumulated depreciation. The Company utilizes the straight-line method of depreciation over the estimated useful lives.

Building and building equipment	20 - 30 years
Land and leasehold improvements	10 - 20 years
Machinery and equipment	2 - 13 years
Software	3 - 8 years
The Company capitalizes certain computer software and development costs when incurred in connection with developing or obtaining computer software for internal use.

Intangible Assets
Intangible assets are reported at cost, less accumulated amortization and impairments. The Company amortizes intangible assets with a finite life over their respective useful lives on a straight-line basis. The estimated useful lives of patents, trademarks and customer relationships range from 3 years to 40 years and for other intangibles ranges from 20 years to 40 years. The useful lives for customer relationships are estimated based on various customer attributes including customer type, size, geography, length of relationships and nature of relationships. Intangible assets deemed to have indefinite lives are not amortized but are subjected to annual tests of impairment. See Note 4 for further details on Intangible Assets.
Goodwill
Goodwill represents the excess of the consideration transferred over the fair value of net assets of businesses acquired. The Combined Balance Sheets reflect goodwill established based on past transactions of the Consumer Health segment allocated to the Company’s operations by the Parent. Goodwill is not amortized but is tested for impairment at least annually in the fourth quarter at the reporting unit level, or more frequently if impairment indicators exist, by first assessing qualitative factors to determine whether it is more likely than not that fair value is less than carrying value. If the Company concludes it is more likely than not that fair value is less than carrying value, a quantitative fair value test is performed. If carrying value is greater than fair value, a goodwill impairment charge will be recorded for the difference (up to the carrying value of goodwill). See Note 4 for further details on Goodwill.
Impairment of Long-Lived Assets
Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment are present, the asset group is tested for recoverability by comparing the carrying value of the asset group to the related estimated undiscounted future cash flows expected to be derived from the asset group, which include the amount and timing of the projected future cash flows. If the expected undiscounted cash flows are less than the carrying value of the asset, then the asset is considered to be impaired and its carrying value is written down to fair value. If quoted market prices are not available, the Company will estimate fair value using a discounted value of estimated future cash flows. No indicators of impairment were present for fiscal years 2021 and 2020. See Note 4 for impairment recorded in fiscal year 2019.
Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances between annual tests indicate that the asset may be impaired. Impairment losses on indefinite-lived intangible assets are recognized based on a comparison of the fair value of the asset to its carrying value.
Financial Instruments
The Parent uses derivative financial instruments to manage its exposure to foreign currency fluctuations. The Company participates in the Parent’s centralized hedging and offsetting programs. The effects of foreign currency derivatives are allocated to the Company based on the portion that is deemed to be associated with the Company’s operations.
Additionally, in certain jurisdictions, the Company uses forward foreign exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product sales and third-party purchases of materials denominated in a foreign currency.
As required by U.S. GAAP, all derivative instruments held by the Company are recorded on the balance sheet at fair value. Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement determined using assumptions that market participants would use in pricing an asset or liability. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value, with Level 1 having the highest priority and Level 3 having the lowest. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. Any changes in the fair value of derivatives designated as fair value hedges are recorded in net income.
The Parent documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure’s impact on the Company’s financial performance; (2) protect the Company’s cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions.
Revenue Recognition
The Company’s revenue contracts represent a single performance obligation to sell its products to customers. Revenue from the sale of products to customers is recognized at a single point in time when control transfers, which can be on the date of shipment or the date of receipt by the customer depending on the terms of the contract. Net sales exclude taxes collected by the Company on behalf of governmental authorities. In addition, the Company has elected to account for shipping and handling activities as fulfillment costs and includes the shipping and handling fees charged to the customers as a part of the transaction price to be recognized when control of the product transfers.
Trade promotions, comprised of rebates, sales incentives, coupons, product returns, product listing allowances, cooperative advertising arrangements, volume-based sales volume incentive programs and discounts to customers, are accounted for as variable consideration and recorded as a reduction in sales in the same period as the related sale. To estimate variable consideration, the Company may apply both the “expected value” method and the “most likely amount” method based on the form of variable consideration, after considering which method would provide the best prediction of consideration to be received from the Company’s customers. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period. The related liability is recognized within Accrued rebates, returns and promotions on the Combined Balance Sheets.
Sales returns are almost exclusively not resalable, the related reserves are recorded at full sales value and estimated based on historical sales and returns information.
See Note 15 to the Combined Financial Statements for further disaggregation of net sales.
Leases
The Company determines whether an arrangement is a lease at contract inception by establishing if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. Right of Use (“ROU”) assets and lease liabilities for operating leases are included in Other assets, Accrued liabilities, and Other liabilities on the Combined Balance Sheets. The ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease.
ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of all minimum lease payments over the lease term. The Company uses the Parent’s incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments, when the implicit rate is not readily determinable. Lease terms may include options to extend or terminate the lease. These options are included in the lease term when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term. The Company has elected the following policy elections on adoption: use of portfolio approach on leases of assets under master service agreements, exclusion of short-term leases on the balance sheet, and not separating lease and non-lease components.
The Company primarily has operating leases for space, vehicles, manufacturing equipment and data processing equipment. The ROU asset pertaining to operating leases was $126 million and $156 million, in 2021 and 2020, respectively. The current and non-current lease liability was $129 million and $160 million, in 2021 and 2020, respectively. The operating lease costs were $54 million, $63 million, and $68 million in 2021, 2020 and 2019, respectively. Cash paid for amounts included in the measurement of lease liabilities was $55 million, $63 million and $64 million in 2021, 2020, and 2019 respectively. Weighted-average remaining lease term for operating leases was 10 years for 2021 and 9 years for 2020. The weighted-average discount rate for operating leases was 3% for both 2021 and 2020.
The estimated operating lease future payments before tax for the five succeeding years and thereafter is approximately:

(Dollars in Millions)
2022	$49
2023	31
2024	16
2025	10
2026	5
Thereafter	28
Total	139
Less: Imputed Interest	(10)
Total current and non-current lease liability	$129
Advertising
Costs associated with advertising are expensed in the year incurred and are included in Selling, general, and administrative expenses. Advertising expenses worldwide, which comprised television, radio, print media and digital advertising, were $1,385 million, $1,159 million and $1,257 million in fiscal years 2021, 2020 and 2019, respectively.
Shipping and Handling
Shipping and handling costs incurred were $305 million, $295 million and $299 million in fiscal years 2021, 2020 and 2019, respectively, and are included in Selling, general, and administrative expenses.
Product Liability
Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information and actuarially determined estimates where applicable. The accruals are adjusted periodically as additional information becomes available. The Company accrues an estimate of the legal defense costs needed to defend each matter when those costs are probable and can be reasonably estimated. To the extent adverse verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.
Research and Development
Research and development expenses are expensed as incurred and included within Selling, general, and administrative expenses. Research and development costs were $355 million, $320 million, and $391 million for fiscal year 2021, 2020, and 2019, respectively.
Income Taxes
Income taxes are recorded based on amounts refundable or payable for the current fiscal year and include the results of any differences between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on enacted tax regulations and rates. Future changes in tax laws and rates may affect recorded deferred tax assets and liabilities.

U.S. federal, state and foreign income tax payables and receivables are recognized in the Combined Balance Sheets for entities that file separate income tax returns and make direct payments to taxing authorities. U.S. federal, state and foreign income tax payables and receivables for entities that file a combined, consolidated or group income tax return with the Parent are deemed settled with the Parent and are included in the “Net investment from Parent.”
Management establishes valuation allowances on deferred tax assets when it is determined “more likely than not” that some portion or all of the deferred tax assets may not be realized. Management considers positive and negative evidence in evaluating the Company’s ability to realize its deferred tax assets, including its historical results and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis.
The Company has unrecognized tax benefits for uncertain tax positions. The Company follows U.S. GAAP which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The estimates for these positions are regularly assessed based upon all available information. These estimates may be revised in the future and such changes may have a material additional expense or benefit to the Company’s financial results or its effective tax rate.
In the United States, the Tax Cuts and Jobs Act of 2017 (the “TCJA”) enacted in 2017 includes provisions for a tax on global intangible low-taxed income (“GILTI”). GILTI is described as the excess of a U.S. shareholder’s total net foreign income over a deemed return on tangible assets, as provided by the TCJA. In January 2018, the FASB issued guidance that allowed companies to elect as an accounting policy whether to record the tax effects of GILTI in the period the tax liability is generated (i.e., “period cost”) or to provide for deferred tax assets and liabilities related to basis differences that exist at the balance sheet date and are expected to affect the amount of GILTI inclusion in future years upon reversal (i.e., “deferred method”). The Company has elected to account for GILTI under the deferred method. The deferred tax amounts recorded are based on the evaluation of temporary differences that are expected to reverse as GILTI is incurred in future periods.
The Company has recorded deferred tax liabilities on all undistributed earnings prior to December 31, 2017 from its international subsidiaries. The Company has not provided deferred taxes on the undistributed earnings subsequent to January 1, 2018 from international subsidiaries where the earnings are considered to be indefinitely reinvested. The Company intends to continue to reinvest these earnings in those international operations. If the Company decides at a later date to repatriate these earnings to the United States, the Company would be required to provide for the net tax effects on these amounts. The Company estimates that the tax effect of this repatriation would be approximately $120 million under currently enacted tax laws and regulations and at current currency exchange rates. This amount does not include the possible benefit of U.S. foreign tax credits, which may substantially offset this cost.
See Note 11 to the Combined Financial Statements for further information regarding income taxes.
Stock-Based Compensation
Certain employees of the Company participate in the Parent’s stock-based compensation plans. Stock-based compensation expense related to these plans is recognized based on specific identification of cost related to the Company’s employees. The Company also receives allocated stock-based compensation expense relating to employees of central support functions provided by the Parent.
Foreign Currency Translation
For translation of its international operations, the Company has determined that the local currencies are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years, or where a substantial portion of its cash flows are not in the local currency. For the majority of the Company’s international operations the local currency is the functional currency.
The net assets of international operations where the local currencies have been determined to be the functional currencies are translated into U.S. dollars, the reporting currency, using period-end exchange rates and at the average exchange rates for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of Accumulated other comprehensive income (loss) in equity. Foreign currency translation recorded in these Combined Financial Statements is based on currency movements specific to the Company’s assets and liabilities included on the Combined Balance Sheets during the periods presented. Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are recognized as a component of Other (income) expense, net in the Combined Statements of Operations. Net currency transaction (gains) losses were $(16) million, $16 million and $38 million in fiscal years 2021, 2020 and 2019, respectively.
Recently Adopted Accounting Standards
ASU 2018-14:
Compensation — Retirement Benefits — Defined Benefit Plans — General (Subtopic 715-20): Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans.
The Company adopted this standard in fiscal year 2020. This standard revised the financial statement disclosure requirements of ASC 715- 20 for defined benefit plan sponsors. The adoption of this standard had no material impact on the Company’s Combined Financial Statements.
ASU 2017-04:
Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
The Company adopted this standard in the fiscal year 2020. During the fiscal first quarter of 2017, the FASB issued Accounting Standard Update 2017-04: Simplifying the Test for Goodwill Impairment. This update simplifies how an entity is required to test goodwill for impairment. A goodwill impairment will now be measured by the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The adoption of this standard had no impact on the Company’s Combined Financial Statements.
ASU 2016-13:
Financial Instruments - Credit Losses
The Company adopted this standard as of the beginning of the fiscal year 2020. This update introduces the current expected credit loss (“CECL”) model, which requires an entity to measure credit losses for certain financial instruments and financial assets, including trade receivables. Under this update, on initial recognition and at each reporting period, an entity is required to recognize an allowance that reflects the entity’s current estimate of credit losses expected to be incurred over the life of the financial instrument. The adoption of this standard did not have a material impact on the Company’s Combined Financial Statements.
Recently Issued Accounting Standards, Not Adopted as of January 2, 2022
ASU 2020-01:
Reference Rate Reform
In mid-2017, the Financial Conduct Authority (“FCA”) announced that it will no longer require banks to submit rates for the London Interbank Offered Rate (“LIBOR”) after 2021 hence market participants should work to transition to alternative reference rates (Reference Rate Reform) and should not rely on LIBOR being available after the end of 2021. Reference rate reform is the term used to refer to the efforts that have been undertaken by regulators and other market participants to introduce new reference rates that are based on a larger and more liquid population of observable transactions. The Company does not believe that the adoption of this ASU will have a material impact on the Combined Financial Statements.

2. Inventories
At the end of fiscal years 2021 and 2020, inventories were comprised of:

(Dollars in Millions)	2021	2020
Raw materials and supplies	$264	$238
Goods in process	99	87
Finished goods	1,339	1,360
Total inventories	$1,702	$1,685
3. Property, Plant and Equipment
At the end of fiscal years 2021 and 2020, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2021	2020
Machinery and equipment	$2,416	$2,581
Buildings and building equipment	1,744	1,787
Software	1,303	1,287
Construction in progress	228	228
Land and land improvements	79	86
Total property, plant and equipment, gross	$5,770	$5,969
Less: accumulated depreciation	(3,943)	(4,012)
Total property, plant and equipment, net	$1,827	$1,957
Depreciation expense in fiscal years 2021, 2020 and 2019 was $317 million, $331 million and $365 million, respectively.
Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in Other expense, net, operating.
4. Intangible Assets and Goodwill
At the end of fiscal years 2021 and 2020, the gross and net amounts of intangible assets were:

	2021			2020
(Dollars in Millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Patents and trademarks	$4,705	$(1,350)	$3,355	$5,064	$(1,213)	$3,851
Customer relationships	2,265	(1,021)	1,244	2,413	(928)	1,485
Other intangibles	1,377	(628)	749	1,383	(585)	798
Total definite-lived intangible assets	8,347	(2,999)	5,348	8,860	(2,726)	6,134
Indefinite-lived intangible assets:
Trademarks	5,291		5,291	5,410		5,410
Other	62		62	66		66
Total intangible assets, net	$13,700	$(2,999)	$10,701	$14,336	$(2,726)	$11,610

The weighted average amortization period for patents and trademarks is 20 years. The weighted average amortization period for customer relationships is 31 years and is driven by large established distributors in various regional markets. These customers have been operating in these markets for many years and are expected to continue to operate in these markets for the foreseeable future. The weighted average amortization period for other intangible assets is 34 years. The amortization expense of amortizable assets included in Cost of sales was $414 million, $415 million and $344 million, for the fiscal years 2021, 2020 and 2019 respectively. Carrying amount changes from fiscal year 2020 to fiscal year 2021 are primarily driven by currency translation and divestitures. During fiscal year 2019, the Company recognized an intangible impairment of $51 million in Other expense, net, operating on the Combined Statements of Operations for the remaining balance of certain trademarks and other intangibles associated with underlying products or future product launches that were discontinued.
The estimated amortization expense before tax for the five succeeding years is approximately:

(Dollars in Millions)
2022	2023	2024	2025	2026
$387	$354	$328	$299	$299
The changes in the carrying amounts of goodwill as of January 2, 2022 and January 3, 2021, were as follows:

(Dollars in Millions)	Total
Goodwill at December 29, 2019	$9,726
Currency translation/other	600
Goodwill at January 3, 2021	$10,326
Currency translation/other	(516)
Goodwill at January 2, 2022	$9,810
A majority of the goodwill relates to the Parent’s acquisition of Pfizer Consumer Health in 2006. The Company completed its annual goodwill impairment tests for fiscal years 2021, 2020, and 2019 and concluded that no impairment to goodwill was necessary as the fair value of the reporting unit was significantly in excess of the carrying value. During 2022, the Company realigned and began managing its operations differently, and as a result the Company will reallocate its goodwill to align with the new operating segments during 2022.
See Note 14 to the Combined Financial Statements for additional details related to acquisitions and divestitures.
5. Employee Related Obligations
At the end of fiscal years 2021 and 2020, employee related obligations recorded on the Combined Balance Sheets were:

(Dollars in Millions)	2021	2020
Pension benefits	$303	$347
Postretirement benefits	5	5
Deferred compensation	—	1
Total employee obligations	308	353
Less: current benefits payable	(6)	(8)
Employee related obligations - non-current	$302	$345
6. Pensions and Other Benefit Plans
Single Employer Plans
The Company is the plan sponsor for certain defined benefit retirement plans and other benefit plans and these Combined Financial Statements reflect the periodic benefit costs and funded status of such plans. The Company uses

December 31 as the fiscal year-end measurement date for these plans. The Company’s defined benefit retirement plans are located outside the United States.
Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans sponsored by the Company for 2021, 2020 and 2019 include the following components:

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2021	2020	2019	2021	2020	2019
Service cost	$7	$6	$6	$—	$—	$—
Interest cost	2	3	4	1	—	1
Recognized actuarial losses	6	5	3	(1)	—	—
Curtailments and settlements	—	1	—	—	—	—
Net periodic benefit cost	$15	$15	$13	$—	$—	$1
The service cost component of net periodic benefit cost is presented in the same line items on the Combined Statements of Operations where other employee compensation costs are reported, including Cost of sales and Selling, general, and administrative expenses. All other components of net periodic benefit costs are presented as part of Other expense, net on the Combined Statements of Operations.
The following table represents the weighted-average actuarial assumptions:

	Retirement Plans			Other Benefit Plans
Worldwide Benefit Plans	2021	2020	2019	2021	2020	2019
Net Periodic Benefit Cost
Service cost discount rate	1.2%	1.5%	2.1%	—%	—%	10.3%
Interest cost discount rate	0.7%	1.0%	1.6%	—%	—%	10.3%
Rate of increase in compensation levels	2.7%	2.7%	2.7%	—%	—%	8.0%
Expected long-term rate of return on plan assets	2.1%	2.5%	2.5%	—%	—%	—%
Benefit Obligation
Discount rate	1.4%	1.1%	1.4%	11.5%	13.3%	11.0%
Rate of increase in compensation levels	2.7%	2.7%	2.7%	—%	—%	8.3%
The Company’s discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities. The Company’s methodology in determining service and interest cost uses duration specific spot rates along that yield curve to the plans’ liability cash flows.
The expected rates of return on plan asset assumptions represent the Company’s assessment of long-term returns on diversified investment portfolios globally. The assessment is determined using projections from external financial sources, long-term historical averages, actual returns by asset class and the various asset class allocations by market.
The healthcare cost trend rates have reached the ultimate trend rates of 8.3% and 9.5% for fiscal years 2021 and 2020 respectively.

The following table sets forth information related to the benefit obligation and the fair value of plan assets at fiscal year-end 2021 and 2020 for the defined benefit retirement plans and other benefit plans sponsored by the Company:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2021	2020	2021	2020
Change in Benefit Obligation
Projected benefit obligation - beginning of year	$347	$302	$5	$6
Service cost	7	6	—	—
Interest cost	2	3	1	—
Actuarial (gains) losses	(21)	18	—	(1)
Curtailments, settlements & restructuring	—	(6)	—	—
Benefits paid from plan	(9)	(7)	—	—
Effect of exchange rates	(23)	31	(1)	—
Projected benefit obligation - end of year	$303	$347	$5	$5
Change in Plan Assets
Plan assets at fair value - beginning of year	$—	$—	$—	$—
Company contributions	9	7	—	—
Benefits paid from plan assets	(9)	(7)	—	—
Plan assets at fair value - end of year	—	—	—	—
Funded status - end of year	(303)	(347)	—	—
Amounts Recognized in the Company’s Balance Sheet consist of the following:
Accrued liabilities	(6)	(8)	—	—
Employee related obligations - non-current	(297)	(339)	(5)	(5)
Total recognized in the Combined Balance Sheets - end of year	(303)	(347)	(5)	(5)
Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:
Net actuarial loss	79	114	(4)	(5)
Prior service cost	2	1	—	—
Total before tax effects	81	115	(4)	(5)

Accumulated Benefit Obligations - end of year	$262	$304	$3	$4

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2021	2020	2021	2020
Amounts Recognized in Net Periodic Benefit Cost and Other Comprehensive Income
Net periodic benefit cost	$15	$15	$—	$—
Net actuarial (gain) loss	(21)	18	—	—
Amortization of net actuarial loss	(6)	(5)	—	(1)
Prior service credit	—	(1)	—	—
Effect of exchange rates	(7)	2	1	—
Total loss/(income) recognized in other comprehensive income, before tax	$(34)	$14	$1	$(1)
Total recognized in net periodic benefit cost and other comprehensive income	$(19)	$29	$1	$(1)

The Company’s pension plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. For certain plans, funding is not a common practice, as funding provides no economic benefit. Consequently, the Company’s pension plans are not funded. The following table displays the projected future benefit payments from the Company’s defined benefit retirement plans and other benefit plans:

(Dollars in Millions)	2022	2023	2024	2025	2026	2027- 2031
Projected future benefit payments
Retirement plans	$7	$8	$9	$9	$9	$56
Other benefit plans	$—	$—	$—	$—	$—	$2
The Company currently has no projected benefit plan contributions.
The Company’s retirement plan assets at the end of 2021 and 2020 were primarily comprised of insurance contracts.
Multiemployer Plans
The Parent has defined benefit pension plans covering eligible employees in the United States and in certain of its international subsidiaries. The Parent also provides medical benefits, principally to its U.S. retirees and their dependents through its other postretirement benefit plans. The participation of the Company’s employees and retirees in these plans is reflected as though the Company participated in a multiemployer plan with the Parent. Liabilities associated with these plans are not reflected in the Company’s Combined Balance Sheets. The Combined Statements of Operations includes expense allocations for these benefits which were determined using a proportional allocation method. Total benefit plan expense allocated to the Company amounted to $93 million, $94 million and $77 million for fiscal years 2021, 2020 and 2019, respectively.
Savings Plan
In the United States, the Parent has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Parent matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible. Total Parent matching contributions attributable to the Company’s employees were $14 million, $12 million and $11 million in fiscal years 2021, 2020 and 2019, respectively.
Post-Employment Benefit Plans
Additionally, the Parent maintains a post-employment benefit plan to provide limited benefits to its former employees, including former employees of the Company, if they are involuntarily terminated. The duration of these benefits are generally based on the employee’s term of service with the Parent, and includes both severance compensation and other benefits, including medical coverage. The post-employment plan is published and is considered a benefit to employees which is earned over the employee’s term of service. As a result, the Parent recognizes the cost of this benefit as it is earned by the employee as required by ASC 712: Compensation - non-retirement post-employment benefits. The cost of this benefit allocated to the Company in fiscal years 2021, 2020 and 2019 was approximately $49 million, $53 million and $54 million, respectively, and is reflected as an expense in the Combined Statements of Comprehensive Income (Loss).

7. Accumulated Other Comprehensive (Loss) Income
Components of other comprehensive (loss) income consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Employee Benefit Plans	Gain/ (Loss) On Derivatives & Hedge	Total Accumulated Other Comprehensive (Loss) Income
December 30, 2018	$(4,114)	$(45)	$1	$(4,158)
Net 2019 changes	(236)	(20)	(3)	(259)
December 29, 2019	(4,350)	(65)	(2)	(4,417)
Net 2020 changes	855	(11)	1	845
January 3, 2021	(3,495)	(76)	(1)	(3,572)
Net 2021 changes	(926)	25	—	(901)
January 2, 2022	$(4,421)	$(51)	$(1)	$(4,473)
Amounts in Accumulated other comprehensive (loss) income are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes where it relates to permanent investments in international operations. For additional details on comprehensive income, see the Combined Statements of Comprehensive Income (Loss).
8. Stock-Based Compensation
At January 2, 2022, the Parent had two stock-based compensation plans. The shares outstanding are for contracts under the Parent’s 2005 Long-Term Incentive Plan and the 2012 Long-Term Incentive Plan (the “Plans”). The 2005 Long-Term Incentive Plan expired on April 26, 2012. All options and restricted shares granted subsequent to that date were under the 2012 Long-Term Incentive Plan.
The components and classification of stock-based compensation expense related to stock options, Restricted Stock Units (“RSUs”), and Performance Stock Units (“PSUs”) directly attributable to those employees specifically identified as employees of the Company and allocations from the Parent for fiscal years 2021, 2020 and 2019 were as follows:

(Dollars in Millions)	2021	2020	2019
Stock options	$41	$37	$29
RSUs	73	67	61
PSUs	27	11	12
Stock-based compensation expense	141	115	102
Cost of sales	33	29	26
Selling, general and administrative expenses	108	86	76
Stock-based compensation expense	$141	$115	$102
Stock-based compensation expense includes $38 million, $28 million and $26 million for fiscal years 2021, 2020 and 2019 respectively, of allocated charges from the Parent, based on percentage attribution related to Parent employees providing services to the Company.
The following quantitative stock option, RSU and PSU information relates to awards to those employees specifically identified as employees of the Company.

Stock Options
Stock options expire 10 years from the date of grant and vest over service periods that range from 6 months to 4 years. All options were granted at the average of the high and low prices of the Parent’s common stock on the New York Stock Exchange on the date of grant.
The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. For fiscal years 2021, 2020 and 2019 grants, expected volatility represents a blended rate of 10-year weekly historical overall volatility rate, and a 5-week average implied volatility rate based on at-the-money traded Parent options with a life of 2 years. For all grants, the Parent’s historical data is used to determine the expected life of the option. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant.
The average fair value of options granted was $20.86, $16.42 and $17.80, in fiscal years 2021, 2020 and 2019, respectively.
The fair value was estimated based on the weighted average assumptions of:

	2021	2020	2019
Risk-free rate	0.8%	1.5%	2.6%
Expected volatility	18.6%	15.3%	16.3%
Expected life (in years)	7.0	7.0	7.0
Expected dividend yield	2.5%	2.6%	2.8%
A summary of option activity under the Plans as of January 2, 2022, and changes during the year is presented below:

			Aggregate Intrinsic Value
(Shares in Thousands)	Outstanding Shares	Weighted Average Exercise Price	(Dollars in Millions)
Shares at January 3, 2021	7,822	122.18	275
Options granted	1,720	164.62	—
Options exercised	(851)	101.04	—
Options canceled/forfeited	(34)	148.92	—
Shares at January 2, 2022	8,657	$132.58	$333

Options vested and expected to vest at January 2, 2022	8,465	$132.01	$331
The total intrinsic value of options exercised was $142 million, $125 million and $83 million in fiscal years 2021, 2020 and 2019, respectively. The weighted-average remaining contractual term of options vested and expected to vest was 6.4 years at January 2, 2022.

The following table summarizes stock options outstanding and exercisable at January 2, 2022:

(Shares in Thousands)	Outstanding			Exercisable
Exercise Price Range	Options	Average Life(1)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$65.08-$90.44	636	1.7	$84.46	636	$84.46
$100.06-$101.87	1,226	3.6	101.11	1,226	101.11
$115.67-$129.51	1,840	5.6	123.27	1,831	123.23
$131.94-$151.41	3,243	7.5	142.30	—	—
$151.42-$164.62	1,712	8.9	164.62	—	—
	8,657	6.4	$132.58	3,693	$109.21
__________________
(1)Average contractual life remaining in years
Stock options outstanding at January 2, 2022 and January 3, 2021 were 8,657 and an average life of 6.4 years and 7,822 and an average life of 6.5 years, respectively. Stock options exercisable at January 2, 2022 and January 3, 2021 were 3,693 at an average exercise price of $109.21 and 3,316 at an average exercise price of $99.63, respectively.
Restricted Share Units and Performance Share Units
The Parent granted restricted share units which vest over service periods that range from 6 months to 3 years. The Parent also granted performance share units, which are paid in shares of Parent common stock after the end of a three-year performance period. Whether any performance share units vest, and the amount that does vest, is tied to the completion of service periods that range from 6 months to 3 years and the achievement, over a three-year period, of three equally-weighted goals that directly align with or help the Parent drive long-term total shareholder return: operational sales, adjusted operational earnings per share, and relative total shareholder return. Beginning in fiscal year 2020, performance shares were granted with two equally-weighted goals that directly align with or help drive Parent’s long-term total shareholder return: adjusted operational earnings per share and relative total shareholder return. The number of shares actually earned at the end of the three-year period will vary, based only on actual performance, from 0% to 200% of the target number of performance share units granted.
A summary of the unvested restricted share units and performance share units activity under the Plans as of January 2, 2022 is presented below:

(Shares in Thousands)	Outstanding Restricted Share Units	Outstanding Performance Share Units
Shares at January 3, 2021	1,171	154
Granted	417	84
Issued	(377)	(35)
Canceled/forfeited/adjusted	(5)	(5)
Shares at January 2, 2022	1,206	198
The weighted average grant date fair value of the restricted share units granted was $152.73, $139.88 and $121.37 in fiscal years 2021, 2020 and 2019, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The aggregate fair value of restricted share units issued was $45 million, $43 million and $39 million in 2021, 2020 and 2019, respectively.
The weighted average per unit grant date fair value of the performance share units granted was $187.50, $177.16 and $147.46 in fiscal years 2021, 2020 and 2019, calculated using the weighted average grant date fair market value for each of the component goals at the date of grant.

The fair value for the relative total shareholder return goal of each performance share unit was estimated on the date of grant using a Monte Carlo valuation model. The aggregate fair value of performance share units issued was $5 million, $4 million and $4 million in fiscal years 2021, 2020 and 2019, respectively.
For fiscal years 2021, 2020 and 2019, the total remaining unrecognized compensation cost for stock options, RSUs, and PSUs was $90 million, $75 million and $70 million, respectively. The weighted-average remaining requisite service period is approximately 1.76 years, 1.74 years and 1.74 years for fiscal years 2021, 2020 and 2019, respectively.
9. Related Parties
The Company has not historically operated as a standalone business and the Combined Financial Statements are derived from the consolidated financial statements and accounting records of the Parent. The following disclosure summarizes activity between the Company and Parent.
Cost Allocations from Parent
Parent provides significant support functions to the Company. The Combined Financial Statements reflect an allocation of these costs. Similarly, certain of the Company’s operations provide support to the Parent’s affiliates and related costs for support are charged to the Parent’s affiliates. Allocated costs included in Cost of sales relate to enterprise-wide support primarily consisting of facilities, insurance, logistics, quality and compliance which are predominantly allocated based on net sales. Allocated costs included in Selling, general, and administrative expenses primarily relate to finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions and are predominantly allocated based on net sales or headcount. See Note 1 for a discussion of these costs and the methodology used to allocate them.
These allocations (excluding stock-based compensation expense), net of costs charged to the Parent’s affiliates are reflected in the Combined Statements of Operations as follows:

(Dollars in Millions)	2021	2020	2019
Cost of sales	$182	$166	$150
Selling, general and administrative expenses	649	652	585
Total	$831	$818	$735
Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone public company. Actual costs that may have been incurred if the Company had been a standalone public company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by Company’s employees, and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.
Net Transfers from (to) the Parent
Net transfers from (to) the Parent are included within Net Investment from Parent in the Combined Balance Sheets and Combined Statement of Equity and within financing activities in the Combined Statement of Cash Flows and represent the net effect of transactions between the Company and Parent. The components of Net transfers from (to) the Parent are as follows:

(Dollars in Millions)	2021	2020	2019
Cash pooling and general financing activities	$(832)	$(4,414)	$(3,436)
Corporate cost allocations	831	818	735
Acquisition of Dr. Ci:Labo	—	—	1,929
Taxes deemed settled with the Parent	44	151	148
Allocated derivative and hedging losses	(36)	(1)	(21)
Net transfers from (to) the Parent as reflected in the Combined Statements of Cash Flows	7	(3,446)	(645)
Stock-based compensation expense	141	115	102
Talc liability transferred to Parent (Note 13), net of related deferred taxes ($251)	765	—	—
Net transfers from (to) the Parent as reflected in the Combined Statements of Equity	$913	$(3,331)	$(543)
10. Other expense, net, operating and Other (income) expense, net
Other expense, net, operating consisted of:

(Dollars in Millions)	2021	2020	2019
Litigation expense	$92	$3,967	$553
Royalty income	(89)	(100)	(90)
Other(1)	12	4	155
Total Other expense, net, operating	$15	$3,871	$618
__________________
(1)Other consists primarily of asset disposals, intangible impairment (Note 4), certain restructuring expenses (Note 16), and miscellaneous (income) expenses.
Other (income) expense, net consisted of:

(Dollars in Millions)	2021	2020	2019
Currency losses on transactions	$20	$40	$60
Gain on previously held equity investment (Note 14)	—	—	(275)
Other(1)	(25)	(3)	(59)
Total Other (income) expense, net	$(5)	$37	$(274)
__________________
(1)Other consists primarily of business disposals, gains and losses on investments, other than service cost components of net periodic benefit costs, and miscellaneous non-operating (income) expenses.
11. Income Taxes
During the periods presented in the Combined Financial Statements, the Company operated as part of the Parent and did not file income tax returns on a standalone basis in all jurisdictions in which it operates. However, for the purposes of the Combined Financial Statements, the income taxes and related income tax accounts have been calculated using the separate return method as if the Company filed income tax returns on a standalone basis. In the future, as a standalone company, the income taxes and related income tax accounts of the Company may differ from those presented in the Combined Financial Statements.

The provision (benefit) for taxes on income consists of:

(Dollars in Millions)	2021	2020	2019
Current:
U.S. taxes	$8	$308	$264
International taxes	318	356	324
Total current taxes	326	664	588
Deferred:
U.S. taxes	627	(741)	204
International taxes	(59)	(60)	(107)
Total deferred	568	(801)	97
Provision (benefit) for taxes	$894	$(137)	$685
A comparison of income tax expense at the U.S. statutory rate of 21% in fiscal years 2021, 2020 and 2019, to the Company’s effective tax rate is as follows:

(Dollars in Millions)	2021	2020	2019
U.S.	$1,367	$(2,614)	$544
International	1,558	1,598	1,576
Income (loss) before taxes on income:	$2,925	$(1,016)	$2,120
Tax rates:
U.S. statutory rate	21.0%	21.0%	21.0%
U.S. taxes on international income(1)	9.5	(3.8)	8.9
International operations(2)	(2.1)	(14.0)	0.2
State	1.7	10.2	2.1
Change in valuation allowance	1.4	(2.7)	2.5
Tax benefits on share-based compensation	(0.3)	1.0	(0.3)
All other	(0.6)	1.8	(2.1)
Effective Rate	30.6%	13.5%	32.3%
__________________
(1)Includes the impact of the tax on GILTI and other foreign income that is taxable under the U.S. tax code. The 2019 amount includes the impact on deferred GILTI resulting from new Swiss tax legislation, which is further described below.
(2)For all periods presented the Company has subsidiaries operating in Singapore under various tax incentives. International operations reflect the impacts of operations in jurisdictions with statutory tax rates different than the United States. The Company’s largest international operations are in Canada, Japan, Singapore and Switzerland. The 2019 amount includes the impact of new Swiss tax legislation which is further described below.
The effective tax rate for the fiscal year 2021 is 30.6% and is higher than the U.S. corporate tax rate primarily due to the following:
•U.S. incremental taxes on foreign earnings. As a result of Talc settlement payments, there is a taxable loss in the United States preventing the Company from claiming a Section 250 deduction and utilizing U.S. foreign tax credits against the Company’s U.S. tax on foreign earnings. The incremental U.S. tax on foreign earnings is reflected in U.S. taxes on international income within the rate reconciliation.
The effective tax rate for the fiscal year 2020 is 13.5% and is lower than the U.S. corporate tax rate applied to the pre-tax loss in 2020 primarily due to the following:
•An increase in unrecognized tax benefits of $166 million due to the final settlement of the 2010 – 2012 IRS audit. This reduced the effective tax rate benefit on the pre-tax loss by approximately 16.3% and is included in “International Operations” in the Company’s effective tax rate reconciliation.

•An increase in the valuation allowance due to additional U.S. foreign tax credits generated that are not expected to be utilized. This reduced the effective tax rate benefit on the pre-tax loss by approximately 4.7%.
•These effects are partially offset by the larger benefit of state taxes on the U.S. pre-tax loss as a proportion of the consolidated pre-tax loss.
The effective tax rate for the fiscal year 2019 is 32.3% and is higher than the U.S. corporate tax rate primarily due to the following:
•The Company reassessed its uncertain tax positions as a result of the ongoing 2010 – 2012 IRS audit and increased its unrecognized tax benefits by $131 million which increased the annual effective tax rate by approximately 6.2%. As these uncertain tax positions were related to international transfer pricing, this expense has been classified as “International Operations” in the Company’s effective tax rate reconciliation.
•As a result of the enactment of Switzerland’s Federal Act on Tax Reform and AHV Financing (“TRAF”), the Company recorded a Swiss deferred tax benefit of $71 million, partially offset by U.S. deferred tax expense of $57 million related to the associated GILTI deferred tax liability. The tax impact of Swiss Tax Reform in the fiscal year 2019 resulted in a net tax benefit of $14 million and a 0.7% decrease in the Company’s effective tax rate which is classified as a benefit in “International Operations” in the Company’s effective tax rate reconciliation partially offset by an expense in “U.S. taxes on international operations” in the Company’s effective tax rate reconciliation. The Federal transitional provisions of TRAF allow companies, under certain conditions, to adjust the tax basis in certain assets to fair value (i.e., “step-up”) to be depreciated and amortized resulting in an incremental Swiss tax deduction over the transitional period. Additionally, the cantonal transitional provision of TRAF allowed the Company to elect an alternative statutory tax rate for a period not to exceed 5 years.
Temporary differences and carryforwards at the end of fiscal years 2021 and 2020 were as follows:

	2021		2020
(Dollars in Millions)	Asset	Liability	Asset	Liability
Employee related obligations	$56	$—	$62	$—
Stock-based compensation	68	—	55	—
Depreciation of property, plant and equipment	—	(41)	—	(59)
Goodwill and intangibles	—	(2,689)	—	(2,724)
Reserves and liabilities(1)	93	—	1,110	—
Net operating loss and tax credit carryforward	500	—	184	—
Undistributed foreign earnings	52	(82)	32	(108)
Global intangible low-taxed income	—	(92)	—	(42)
Miscellaneous international	46	—	39	—
Miscellaneous U.S.	13	—	11	—
Subtotal	828	(2,904)	1,493	(2,933)
Valuation allowance	(165)	—	(123)	—
Total deferred income taxes	$663	$(2,904)	$1,370	$(2,933)
__________________
(1)The change in deferred taxes from 2020 to 2021 is primarily related to payments made for talc obligations as well as the transfer of Talc-Related Liabilities to the Parent.
The Company has wholly-owned international subsidiaries that have cumulative net losses. The Company believes that it is more likely than not that these subsidiaries will generate future taxable income sufficient to utilize these deferred tax assets. However, in certain jurisdictions, valuation allowances have been recorded against deferred tax assets for loss carryforwards that are not more likely than not to be realized.

The Company has recognized $365 million and $98 million of deferred tax assets related to U.S. and foreign net operating loss (“NOL”) carryforwards and $135 million and $86 million of deferred tax assets related to U.S. federal and state credit carryforwards as of January 2, 2022 and January 3, 2021 respectively. Federal and foreign NOLs generally do not expire, state NOLs generally expire between 2028 and 2041 and tax credit carryforwards generally expire between 2029 and 2031. The Company assessed net operating losses, credit carryforwards and other deferred tax assets for realizability and, based upon available evidence, recorded valuation allowances against deferred tax assets that are not more likely than not to be realized. As of January 2, 2022 and January 3, 2021, valuation allowances of $165 million and $123 million have been recorded against certain net operating losses and foreign tax credit carryforwards respectively. The Company recognized a net change in valuation allowance of $42 million, $20 million, and $50 million in fiscal years 2021, 2020 and 2019 respectively. The net change in valuation allowance is primarily attributable to U.S. foreign tax credits and net operating losses in Brazil.
The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2021	2020	2019
Beginning of year	$519	$465	$368
Increases related to current year tax positions	31	40	42
Increases related to prior period tax positions	2	270	167
Decreases related to prior period tax positions	(40)	(87)	(84)
Settlements	(15)	(136)	—
Lapse of statute of limitations	(28)	(33)	(28)
End of year	$469	$519	$465
The unrecognized tax benefits of $469 million at January 2, 2022, if recognized, would affect the Company’s annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. With respect to the United States, the IRS has completed its audit for the tax years through 2012 and is currently auditing tax years 2013 through 2016. In the fiscal year 2020, the Parent made its final tax payments, which included approximately $165 million related to the final settlement of the 2010-2012 tax audit liability attributable to the Company.
In other major jurisdictions where the Company conducts business, the years that remain open to tax audit go back to the year 2008. The Company believes it is possible that tax audits may be completed over the next twelve months by taxing authorities in some jurisdictions outside the United States. However, the Company is not able to provide a reasonably reliable estimate of the timing of any future tax payments or the amount of possible changes to the total unrecognized tax benefits associated with any audit closures or other events.
The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities, which is included in Other liabilities on the Combined Balance Sheets. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized after tax interest expense of $16 million, $46 million and $46 million in fiscal years 2021, 2020 and 2019, respectively. The total amount of accrued interest was $134 million and $118 million in fiscal years 2021 and 2020, respectively.
12. Fair Value Measurements
Fair value measurements are estimated based on valuations techniques and inputs categorized as follows:
•Level 1 – Quoted prices in active markets for identical assets or liabilities
•Level 2 – Significant other observable outputs
•Level 3 – Significant unobservable outputs
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following fair value hierarchy table presents the components and classification of the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	2021				2020
(Dollars in Millions)	Carrying Value	Level 1	Level 2	Level 3	Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents:
Time deposits	$32	—	32	—	—	—	—	—
The carrying amount of cash and cash equivalents, trade receivable, prepaid expenses and other receivables, and loans and notes payable approximated fair value as of January 2, 2022 and January 3, 2021.
There were no transfers between Level 1, Level 2 or Level 3 during the fiscal years ended January 2, 2022 and January 3, 2021.
Forward Foreign Currency Exchange Contracts
In certain jurisdictions, the Company uses forward foreign exchange contracts to manage its exposure to the variability of cash flows which are designated as cash flow hedges with changes in the fair value recorded in Accumulated other comprehensive loss.
To protect gross margins from fluctuations in foreign currency exchange rates, the Parent on behalf of its affiliates enter into forward foreign currency exchange contracts on behalf of the Company to hedge a portion of forecasted foreign currency revenue and forecasted inventory purchases. These contracts have been designated as cash flow hedges in accordance with the appropriate accounting guidance. The terms of these contracts are generally 12 months to 18 months. At inception, all derivatives are expected to be highly effective. Foreign exchange contracts designated as cash flow hedges are accounted for under the forward method and all gains/losses associated with these contracts are recognized in the income statement when the hedged item impacts earnings or when the hedge or a portion thereof is deemed ineffective. In accordance with the Company’s accounting practice, contracts are marked to fair value on a quarterly basis based upon the difference between the contract rate and the forward rate for the remaining portion of the contract. The Company recognizes its portion of the net allocated gains and losses when the amounts are reclassified to income, which is at the time the inventory is sold to the customer and the cost of sales is recognized or when the hedge is deemed ineffective. The gains and losses relating to these contracts have been allocated to the Company based on the amount of forecasted purchases and included in Net sales or Cost of sales for the effective portion and in Other (income) expense, net for the ineffective portion.
The Parent on behalf of its affiliates also enter into forward currency exchange contracts to offset the foreign currency exposure related to the settlement of intercompany payables and receivables of the Company. The net allocated gains and losses related to these contracts are recognized within Other (income) expense, net.

The following table is a summary of the activity related to derivatives and hedges for fiscal years 2021, 2020 and 2019.

	2021			2020			2019
	Net sales	Cost of sales	Other (income) expense, net	Net sales	Cost of sales	Other (income) expense, net	Net sales	Cost of sales	Other (income) expense, net
Gain (loss) on cash flow hedges	$11	(23)	(21)	(2)	(3)	10	7	(7)	(14)
Gain(loss) on forward currency exchange contracts not designated as hedges	$—	—	(15)	—	—	(34)	—	—	(8)
Investments in equity securities
The Company measures equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Such investments were $74 million and $122 million as of January 2, 2022 and January 3, 2021, respectively, and are included in Other assets on the Combined Balance Sheets.
13. Commitments and Contingencies
The Company, and its Parent, are involved in various lawsuits and claims relating to intellectual property, commercial contracts, product liability, labeling, marketing, advertising, pricing, foreign exchange controls, antitrust and trade regulation, labor and employment, pension, indemnification, data privacy and security, environmental, health and safety and tax matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of their business.
The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. As of January 2, 2022, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25. For these and other litigation and regulatory matters discussed below for which a loss is probable or reasonably possible, the Company is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. To the extent adverse awards, judgments or verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.
In the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company’s Balance Sheets, is not expected to have a material adverse effect on the Company’s financial position. However, the resolution of, or increase in accruals for, one or more of these matters in any reporting period may have a material adverse effect on the Company’s results of operations and cash flows for that period.

Product Liability
Johnson & Johnson and certain of its subsidiaries are involved in numerous product liability claims and lawsuits involving multiple products. Claimants in these cases seek substantial compensatory and, where available, punitive damages. While the Company believes it has substantial defenses, it is not feasible to predict the ultimate outcome of litigation. From time to time, even if it has substantial defenses, the Company considers isolated settlements based on a variety of circumstances. The Company has established accruals for product liability claims and lawsuits in compliance with ASC 450-20 based on currently available information, which in some cases may be limited. The Company accrues an estimate of the legal defense costs needed to defend each matter when those costs are probable and can be reasonably estimated. For certain of these matters, the Company has accrued additional amounts such as estimated costs associated with settlements, damages and other losses. Product liability accruals can represent projected product liability for thousands of claims around the world, each in different litigation environments and with different fact patterns. Changes to the accruals may be required in the future as additional information becomes available.
A significant number of personal injury claims alleging that talc causes cancer were made against Johnson & Johnson Consumer Inc. and Johnson & Johnson arising out of the use of body powders containing talc, primarily JOHNSON’S Baby Powder. The number of these personal injury lawsuits, filed in state and federal courts in the United States as well as outside the United States, continued to increase through fiscal year 2021. A summary of the talc liabilities from 2021 to 2019 is included below:

(Dollars in Millions)	2021	2020	2019
Beginning Balance	$4,043	$462	$244
Accruals	154	4,029	446
Payments	(3,181)	(448)	(228)
Transfer of liability to Parent	(1,016)	—	—
Ending Balance	$—	$4,043	$462
In talc cases that previously have gone to trial, the Company and/or its Parent have obtained a number of defense verdicts, but there also have been verdicts against the Company, many of which have been reversed on appeal. In June 2020, the Missouri Court of Appeals reversed in part and affirmed in part a July 2018 verdict of $4,700 million in Ingham v. Johnson & Johnson, et al., No. ED 207476 (Mo. App.), reducing the overall award to $2,100 million. An application for transfer of the case to the Missouri Supreme Court was subsequently denied. As such, the Company accrued approximately $2,500 million (including interest) to Other expense, net, operating in the fourth quarter of 2020 (the “Ingham decision”). In June 2021 a petition for certiorari, seeking a review of the Ingham decision by the United States Supreme Court, was denied. As such, the Company paid the award, which, including interest, totaled approximately $2,500 million. The facts and circumstances, including the terms of the award, were unique to the Ingham decision and not representative of other claims brought against the Company. The Company and its Parent continue to believe that it has strong legal grounds to contest the other talc verdicts that it has appealed. Notwithstanding the Company’s confidence in the safety of its talc products, in certain circumstances the Company has settled cases. In addition to the Ingham decision, the costs associated with certain other settlements, primarily related to mesothelioma cases, and defense costs are reflected in the Company’s accruals noted above. In 2021 and 2020, the Company recorded litigation expense primarily associated with talc-related reserves and certain settlements offset by legal fees and other costs paid. Prior to 2020, the accruals and payments primarily related to defense costs.
In October 2021, Johnson & Johnson Consumer Inc. (“Old JJCI”), a former subsidiary of the Parent and the Company, implemented a corporate restructuring in October 2021 (the “2021 Corporate Restructuring”). As a result of that restructuring, Old JJCI ceased to exist and three new entities were created: (a) LTL Management LLC, a North Carolina limited liability company (“LTL” or “Debtor”); (b) Royalty A&M LLC, a North Carolina limited liability company and a direct subsidiary of LTL (“RAM”); and (c) the Debtor’s direct parent, Johnson & Johnson Consumer Inc., a New Jersey company (“New JJCI”). The operations, assets and liabilities of New JJCI will be transferred to the Company as part of the Separation, while LTL and RAM will be retained by the Parent. The Debtor received certain of Old JJCI’s assets and became solely responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to old JJCI’s talc or talc-containing products sold in the United States and Canada (the “Talc-Related Liabilities”). Pursuant to the Separation, Johnson & Johnson will retain the Talc-Related Liabilities and, as a result, will agree to indemnify the Company for the Talc-Related Liabilities and any costs associated with resolving such claims. Such claims represent the vast majority of claims relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products. The Company will, however, remain responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold outside the United States or Canada.
After and in connection with the 2021 Corporate Restructuring, LTL commenced a chapter 11 case (the “LTL Bankruptcy Case”), which is pending before the United States Bankruptcy Court, District of New Jersey (“Bankruptcy Court”). Through its intermediary position between the Parent and LTL, New JJCI has agreed to provide funding to LTL for the payment of amounts the Bankruptcy Court determines are owed by LTL through the establishment of a trust in furtherance of this purpose. In October 2021 and in conjunction with the creation of LTL as part of the 2021 Corporate Restructuring, New JJCI’s liability of $1,016 million was transferred to the Parent and settled through Net investment from Parent as all legal expenses and liabilities subsequent to October 2021 will be settled by LTL and ultimately the Parent. As such, there are no remaining Talc-Related Liabilities in the Company’s financial statements as of the end of fiscal year 2021.
In February 2019, Old JJCI’s talc supplier, Imerys Talc America, Inc. and two of its affiliates, Imerys Talc Vermont, Inc. and Imerys Talc Canada, Inc. (collectively, “Imerys”) filed a voluntary petition under chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Imerys Bankruptcy”). The Imerys Bankruptcy relates to Imerys’s potential liability for personal injury from exposure to talcum powder sold by Imerys (“Talc Claims”). In its bankruptcy, Imerys alleges it has claims against Old JJCI for indemnification and rights to joint insurance proceeds. In May 2020, Imerys, its parent Imerys S.A., the Tort Claimants’ Committee (“TCC”), and the Future Claimants’ Representative (“FCR”) (collectively, the “Plan Proponents”) filed their Plan of Reorganization (the “Plan”) and the Disclosure Statement related thereto. The Plan Proponents have since filed numerous amendments to the Plan and Disclosure Statement. A hearing on the Plan Proponent’s Disclosure Statement was held in January 2021, and the Court entered an order approving the Disclosure Statement, allowing Imerys to proceed with soliciting votes on the Plan. In March 2021, the Parent voted to reject the Plan and opted out of the consensual releases in the Plan. In April 2021, the Plan Proponents announced the Plan had received the requisite number of accepting votes to confirm the Plan. The Parent challenged certain improprieties with respect to portions of the vote and sought to disqualify those votes. In October 2021, the Bankruptcy Court issued a ruling deeming thousands of votes as withdrawn as improperly voted. In October 2021, Imerys cancelled the confirmation hearing on the Plan. Imerys, the TCC, the FCR, and certain of Imerys’s insurers (the “Mediation Parties”) have since agreed to engage in mediation.
In July 2021, Imerys commenced an adversary proceeding against Old JJCI in the Imerys Bankruptcy (the “Imerys adversary proceeding”). The Imerys adversary proceeding sought, among other things, certain declarations with respect to the indemnification obligations allegedly owed by Old JJCI to Imerys. The TCC and FCR simultaneously filed a motion for temporary restraining order and preliminary injunction seeking to enjoin Old JJCI from undergoing a corporate restructuring that would separate the Old JJCI’s talc liabilities from its other assets. The Bankruptcy Court denied the motion. The Parent thereafter filed a motion to dismiss the adversary proceeding. The Bankruptcy Court has not yet decided the motion to dismiss. In October 2021, Old JJCI filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Imerys adversary proceeding.
In June 2020, Cyprus Mines Corporation and its parent (together, “Cyprus”), which had owned certain Imerys talc mines, filed an adversary proceeding against Old JJCI and Imerys in the Imerys Bankruptcy seeking a declaration of indemnity rights under certain contractual agreements (the “Cyprus adversary proceeding”). Old JJCI denies such indemnification is owed, and filed a motion to dismiss the adversary complaint. In February 2021, Cyprus filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code and filed its Disclosure Statement and Plan. The Plan contemplates a settlement with Imerys and talc claimants where Cyprus would make a monetary contribution to a trust established under the Imerys Plan in exchange for an injunction against Talc Claims asserted against it. Cyprus has not yet sought approval of its Disclosure Statement and Plan. Cyprus, along with the

TCC and FCR appointed in the Cyprus chapter 11 case, have agreed to participate in the mediation with the Mediation Parties. In October 2021, Old JJCI filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Cyprus adversary proceeding.
In February 2021, several of the Parent’s insurers involved in coverage litigation in New Jersey State Court (the “Coverage Action”) filed a motion in the Imerys Bankruptcy Court proceeding seeking a determination that the automatic stay does not apply to the Coverage Action and, in the alternative, seeking relief from the automatic stay to allow them to continue to litigate their claims in the Coverage Action. In March 2021, the Parent filed a limited response and reservation of rights with respect to the motion. The Court entered an agreed order modifying the stay to allow the litigation in the Coverage Action to continue. In October 2021, LTL filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Coverage Action.
In addition, Johnson & Johnson has received inquiries, subpoenas and requests to produce documents regarding talc matters from various U.S. governmental authorities and is also subject to consumer protection cases and investigations from state attorneys general.
General Litigation
In 2006, Johnson & Johnson acquired Pfizer’s OTC business including the U.S. rights to OTC Zantac, which were on-sold to Boehringer Ingelheim as a condition to merger control approval. In 2016, Johnson & Johnson Inc. (Canadian affiliate) (“JJI”) sold the Canadian Zantac business to Sanofi Consumer Health, Inc. (“Sanofi”). Under the 2016 Asset Purchase Agreement between JJI and Sanofi (the “2016 Purchase Agreement”), Sanofi assumed certain liabilities including those pertaining to Zantac (ranitidine) product sold by Sanofi after closing and related recalls, withdrawals, replacements or related market actions, and JJI is required to indemnify Sanofi for certain other excluded liabilities. In November 2019, JJI received notice reserving rights to claim indemnification from Sanofi pursuant to the 2016 Purchase Agreement. The notice refers to indemnification for legal claims in two class actions related to over-the-counter Zantac (ranitidine) products. Plaintiffs in the underlying actions allege that Zantac and other over-the-counter medications that contain ranitidine may degrade and result in unsafe levels of NDMA (N-nitrosodimethylamine) and can cause or have caused various cancers in patients using the products and seek declaratory and monetary relief.
Johnson & Johnson and JJI have also been named in putative class actions filed in Canada with similar allegations regarding Zantac or ranitidine use. These actions are pending before the courts of Alberta, British Columbia, Quebec and Ontario. JJI was also named as a defendant, along with other manufacturers, in various personal injury actions in Canada related to Zantac products. JJI has provided Sanofi notice reserving rights to claim indemnification pursuant to the 2016 Purchase Agreement related to the class actions and personal injury actions. It is not possible, at this stage, to assess reliably the outcome of these lawsuits or the potential financial impact on the Company.
Beginning in May 2021, multiple putative class actions were filed in state and federal courts (California, Florida, New York, and New Jersey) against various Johnson & Johnson entities alleging violations of state consumer fraud statutes based on nondisclosure of alleged benzene contamination of certain Neutrogena and Aveeno sunscreen products and the affirmative promotion of those products as “safe”; and, in at least one case, alleging a strict liability manufacturing defect and failure to warn claims, asserting that the named plaintiffs suffered unspecified injuries as a result of alleged exposure to benzene. The Judicial Panel on Multi-District Litigation has consolidated all pending actions, except one case pending in New Jersey state court, in the United States District Court for the Southern District of Florida, Fort Lauderdale Division. In October 2021, the Company reached an agreement in principle for the settlement of a nationwide class, encompassing the claims of the consolidated actions, subject to approval by the Florida federal Court. In December 2021, plaintiffs in the consolidated actions filed a motion for preliminary approval of a nationwide class settlement. The settlement was preliminarily approved by the court in March 2022.

Johnson & Johnson (subsequently substituted by JJCI), along with more than 120 other companies, is a defendant in a cost recovery and action brought by Occidental Chemical Corporation in June 2018 in the United States District Court for the District of New Jersey, related to the clean-up of a section of the Lower Passaic River in New Jersey.
14. Acquisitions and Divestitures
During fiscal years 2021 and 2020, the Company did not make any material acquisitions.
On January 17, 2019, the Parent’s affiliate acquired a controlling interest in Dr. Ci:Labo, a Japanese company focused on the marketing, development and distribution of a broad range of dermocosmetic, cosmetic and skin care products for a total purchase price of approximately ¥230,000 million, which equates to approximately $2,100 million, using the exchange rate of 109.06 Japanese Yen to each U.S. Dollar on January 16, 2019. The gross consideration was $2,647 million in which the fair value of the acquisition was allocated to total assets for $1,903 million (primarily consisting of $1,541 million of amortizable intangible assets), goodwill for $1,188 million and total liabilities for $444 million. The Parent’s affiliate held a minority interest in Dr. Ci:Labo prior to the acquisition date, which resulted in the recognition of a $275 million gain on the previously held investment at the acquisition date in Other (income) expense, net. The Company treated this transaction as a business combination and included it in the Skin Health and Beauty segment.
The following table represents the allocation of purchase price related to the Dr. Ci:Labo business as of the date of acquisition:

(Dollars in Millions)
Purchase Consideration
Gross purchase consideration	$2,647
Less: Book value of previously held investment	(248)
Less: Gain recognized on fair value of investments	(275)
Net cash consideration transferred	2,124
Less: Cash acquired	(195)
Acquisition, net of cash per cash flow statement	1,929
Current assets	311
Property plant and equipment	42
Intangible assets	1,541
Other non-current assets	9
Total assets acquired	$1,903
Total current liabilities	105
Non-current liabilities	339
Total liabilities assumed	444
Net assets acquired	1,459
Goodwill	$1,188

The purchase price allocation to the Dr. Ci:Labo business identifiable intangible assets and their average useful lives is as follows:

(Dollars in Millions)	Fair Value	Average Useful Life
Intangible Assets with Determinable Lives
Trademarks	$1,080	17
Customer relationships	448	6
Other	13	7
Total Intangible Assets	$1,541
In accordance with ASC 805, Business Combinations, supplemental pro forma information for fiscal year 2019 is not provided as the pre-acquisition period impact was not material to the Company. In addition, revenue and earnings since the acquisition date are not material.
During fiscal year 2021, 2020, and 2019, in separate transactions, the Company divested several brands and facilities and recognized a pre-tax gain of $29 million, $51 million, and $46 million, respectively, within Other (income) expense, net.
15. Segments of Business and Geographic Areas
The Company has historically operated as part of the Parent, reported under the Parent’s segment structure and historically the Chief Operating Decision Maker (“CODM”) was the Consumer Health Segment Operating Committee. As the Company is transitioning into an independent, publicly traded company, the Company evaluated how to view and measure performance. This evaluation necessitated a realignment of the Company’s historical segment structure and the Company determined it is organized into three operating segments, which are also its reportable segments. This realignment is consistent with how the Company: (i) assesses operating performance on a regular basis, (ii) makes resource allocation decisions and (iii) designates responsibilities of CODM’s direct reports. Pursuant to these changes, effective in 2022, the Company operates in the following reportable segments: (i) Self Care, (ii) Skin Health and Beauty, and (iii) Essential Health. Prior period presentations conform to the current segment reporting structure.
Segment profit is based on operating income (loss) excluding depreciation and amortization, restructuring, other expense, net, operating, and unallocated general corporate administrative expenses (referred to herein as “Adjusted Operating Income”) as management excludes these items in assessing segment financial performance. General corporate/unallocated expenses, which includes treasury and legal operations and certain expenses, gains and losses related to the overall management of the Company, are not allocated to the segments. In assessing segment performance and managing operations, management does not review segment assets.
The Company operates the business through the following three reportable business segments:

Reportable Segments	Product Categories
Self Care	Cough, Cold and Allergy Pain Care Other Self Care (Digestive Health, Smoking Cessation and Other)

Skin Health and Beauty	Face and Body Care Hair, Sun and Other
Essential Health	Oral Care Baby Care Other Essential Health (Women’s Health and Wound Care)
The Company’s product categories as a percentage of Net sales for the fiscal years 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Cough, Cold and Allergy	12%	12%	12%
Pain Care	11%	10%	9%
Other Self Care	15%	14%	13%
Face and Body Care	22%	23%	24%
Hair, Sun and Other	8%	8%	8%
Oral Care	11%	11%	11%
Baby Care	10%	11%	12%
Other Essential Health	11%	11%	11%
Total	100%	100%	100%
Segment Net Sales and Adjusted Operating Income
Segment net sales and adjusted operating income for the fiscal years 2021, 2020 and 2019 were as follows:

	Net Sales
(Dollars in Millions)	2021	2020	2019
Self Care	$5,643	$5,235	$4,820
Skin Health and Beauty	4,541	4,450	4,608
Essential Health	4,870	4,782	4,896
Total	$15,054	$14,467	$14,324

	Adjusted Operating Income
(Dollars in Millions)	2021	2020	2019
Self Care	$1,806	$1,702	$1,410
Skin Health and Beauty	1,263	1,281	1,177
Essential Health	985	1,014	921
Total adjusted operating income	4,054	3,997	3,508
Reconciliation to income (loss) before taxes:
General corporate/unallocated expenses	(272)	(277)	(258)
Other expense, net, operating (Note 10)	(15)	(3,871)	(618)
Restructuring(1)	(116)	(82)	(77)
Depreciation and amortization	(731)	(746)	(709)
Total operating income (loss)	2,920	(979)	1,846
Other (income) expense, net (Note 10)	(5)	37	(274)
Income (loss) before taxes	$2,925	$(1,016)	$2,120
__________________
(1)Exclusive of the restructuring expense included in other expense, net, operating. See Note 16.
Depreciation & Amortization
Depreciation and amortization by segment for the fiscal years 2021, 2020 and 2019 were as follows:

	Depreciation and Amortization
(Dollars in Millions)	2021	2020	2019
Self Care	$212	$205	$209
Skin Health and Beauty	305	325	243
Essential Health	214	216	257
Total	$731	$746	$709
Geographic Information
Net sales are attributed to a geographic region based on the location of the customer and for the fiscal years 2021, 2020 and 2019 were as follows:

	Net Sales
(Dollars in Millions)	2021	2020	2019
North America(1)	$7,284	$7,095	$6,506
Europe, Middle East, and Africa	3,436	3,332	3,457
Asia-Pacific	3,276	3,013	3,082
Latin America	1,058	1,027	1,279
Total	$15,054	$14,467	$14,324
__________________
(1)Includes U.S. net sales in fiscal years 2021, 2020 and 2019 of $6,516 million, $6,357 million and $5,820 million, respectively.

Long-lived assets consisting of property, plant and equipment, net of accumulated depreciation, intangible assets, net and goodwill are attributed to geographic locations as of January 2, 2022 and January 3, 2021 as follows:

	Long Lived Assets
(Dollars in Millions)	2021	2020	2019
North America(1)	$9,687	$9,788	$9,995
Europe, Middle East, and Africa	9,169	10,130	9,328
Asia-Pacific	3,204	3,680	3,673
Latin America	278	295	368
Total	$22,338	$23,893	$23,364
__________________
(1)Includes U.S. long lived assets in fiscal years 2021, 2020 and 2019 of $7,527 million, $7,631 million and $7,863 million, respectively.
Major Customers
One customer accounted for approximately 14% of total net sales in fiscal year 2021, 2020 and 2019.
16. Restructuring
During 2018, the Parent announced plans to implement actions across its global supply chain that are intended to enable the Company to focus resources and increase investments in critical capabilities, technologies and solutions necessary to manufacture and supply its product portfolio of the future, enhance agility and drive growth. These supply chain actions have included expanding its use of strategic collaborations, and bolstering its initiatives to reduce complexity, improving cost-competitiveness, enhancing capabilities, and optimizing its network. The restructuring charges associated with the program, and directly attributed to the Company, were primarily related to contractors/outside services, asset write-downs, and accelerated depreciation. The program is set to be completed by December 2022. These costs have been recognized in the Combined Statement of Operations as follows:

(Dollars in Millions)	2021	2020	2019
Cost of sales	$48	$34	$29
Selling, general and administrative	68	48	48
Other expense, net, operating	1	(16)	45
Total	$117	$66	$122
17. Accrued and Other Liabilities
Accrued liabilities consisted of:

(Dollars in Millions)	2021	2020
Accrued expenses	$535	$448
Talc accrued liabilities (Note 13)	—	3,633
Accrued compensation and benefits	266	252
Other accrued liabilities	223	314
Accrued liabilities	$1,024	$4,647
Other liabilities consisted of:

(Dollars in Millions)	2021	2020
Accrued income taxes - noncurrent (Note 11)	$603	$622
Talc accrued liabilities - noncurrent (Note 13)	—	410
Other noncurrent accrued liabilities	153	194
Other liabilities	$756	$1,226

18. Subsequent Events
The Combined Financial Statements of the Company are derived from the consolidated financial statements of the Parent, which issued its financial statements for the year ended January 2, 2022 on February 17, 2022. Accordingly, the Company has evaluated transactions or other events for consideration as recognized subsequent events in the annual financial statements through February 17, 2022. Additionally, the Company has evaluated transactions and other events that occurred through August 30, the date these Combined Financial Statements were issued, for purposes of disclosure of unrecognized subsequent events.
On March 7, 2022, the Parent’s Board of Directors approved the 2022 Long-Term Incentive Plan (the “2022 Plan”) providing the grant of non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, performance shares, PSUs, other stock-based awards and cash awards to employees and directors including the Company’s personnel. The 2022 Plan became effective in April 2022.
On March 29, 2022, the Company announced it would suspend supply of certain personal care products in Russia. The Company does not expect the impact of this change to be material.
On August 11, 2022, the Company announced the commercial decision to transition to an all cornstarch-based baby powder portfolio. As a result of this transition, talc-based Johnson’s Baby Powder will be discontinued globally in 2023. Talc-based Johnson’s Baby Powder was previously discontinued during 2020 in certain markets including the United States and Canada. The Company does not expect the impact of this change to be material.

        Shares
Kenvue Inc.
Common Stock

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC	J.P. Morgan
Through and including          (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
          .

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Payable by the registrant
SEC registration fee	*
FINRA filing fee	*
Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*
Total	*
___________________
*To be furnished by amendment.
Item 14. Indemnification of Directors and Officers.
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide for indemnification by us of our directors and officers to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability of (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, (4) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (5) an officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation will provide for such limitation of liability.
We will maintain standard policies of insurance under which coverage is provided (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to payments which may be made by us to our directors and officers pursuant to the above indemnification provision or otherwise as a matter of law. Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL against liabilities that may arise by reason of their service to us and that we must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The underwriting agreement, the form of which will be filed as an exhibit to this registration statement, will provide for indemnification of our directors and officers by the underwriters against certain liabilities. These indemnification provisions may be sufficiently broad to permit indemnification of our directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Item 15. Recent Sales of Unregistered Securities.
In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:
•On February 23, 2022, the date of our incorporation, we issued 10 shares of our common stock to Johnson & Johnson pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the shares did not involve a public offering.
We will issue additional shares of our common stock to Johnson & Johnson in connection with the Separation, which will be made pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the shares will not involve a public offering.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated by reference herein.
(b)Financial Statement Schedules: Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements included in this registration statement.
Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement **

3.1	Form of Amended and Restated Certificate of Incorporation of Kenvue Inc. **

3.2	Form of Amended and Restated Bylaws of Kenvue Inc. **

5.1	Opinion of Cravath, Swaine & Moore LLP **

10.1	Form of Separation Agreement, by and between Johnson & Johnson and Kenvue Inc. # *

10.2	Form of Tax Matters Agreement, by and between Johnson & Johnson and Kenvue Inc. # *

10.3	Form of Employee Matters Agreement, by and between Johnson & Johnson and Kenvue Inc.

10.4	Form of Intellectual Property Agreement, by and between Johnson & Johnson and Kenvue Inc. # *

10.5	Form of Trademark Phase-Out License Agreement, by and between Johnson & Johnson and Johnson & Johnson Consumer Inc. # *

10.6	Form of Transition Services Agreement, by and between Johnson & Johnson and Kenvue Inc. #

10.7	Form of Transition Manufacturing Agreement, by and between Johnson & Johnson and Kenvue Inc. #

10.8	Form of Registration Rights Agreement, by and between Johnson & Johnson and Kenvue Inc.

10.9	Form of Equity Incentive Plan †

10.10	Consulting Agreement, dated as of October 1, 2022, by and between Johnson & Johnson and Larry Merlo *

21.1	Subsidiaries of Kenvue Inc.

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Cravath, Swaine & Moore LLP (contained in its opinion filed as Exhibit 5.1 hereto) **

24.1	Power of Attorney (included on the signature page to the initial filing of the registration statement) *

99.1	Consent of Larry Merlo, Director Nominee *

107	Filing Fee Table
_________________
*Previously filed
**    To be filed by amendment
†    Indicates management contract or compensatory plan.
#    Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Skillman, State of New Jersey, on February 3, 2023.

Kenvue Inc.

By:	/s/ Thibaut Mongon
Name:	Thibaut Mongon
Title:	Chief Executive Officer and Director
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:	/s/ Thibaut Mongon	Chief Executive Officer and Director	February 3, 2023
	Thibaut Mongon	(Principal Executive Officer)

By:	/s/ Paul Ruh	Chief Financial Officer	February 3, 2023
	Paul Ruh	(Principal Financial Officer)

By:	/s/ Heather Howlett	Chief Accounting Officer	February 3, 2023
	Heather Howlett	(Principal Accounting Officer)
II-4